Form 20-F
period 2006-12-31
Inmarsat Finance II plc; Inmarsat Holdings LTD
filed 2007-04-30
CIK 1309689, 1309690

As filed with the Securities and Exchange Commission on 27 April 2007.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

333-120876

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10 3/8% Senior Discount Notes due 2012

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Inmarsat Finance II plc

Class	Number of shares outstanding as of 31 December 2006
Ordinary shares, par value £1.00	50,000

Inmarsat Holdings Limited

Class	Number of shares outstanding as of 31 December 2006
Ordinary Shares, par value € 0.0005	610,879,483 Ordinary Shares

Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17  ☒    Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

GENERAL INFORMATION

In this Annual Report, the terms “we”, “us”, “our”, “our company”, “Company” and “Group” refer, as the context requires, either individually or collectively, to Inmarsat Holdings Limited (Inmarsat Group) together with all of its consolidated subsidiaries.

We publish our financial statements in United States dollars, which are referred to as “Dollars”, “US dollars” and “US$” and “$”.

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” as defined in Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe,” “expect,” “intend,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods.

As a consequence, our current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on our behalf. We urge you to read this Annual Report, including the sections entitled Item 3 “Key Information—Risk Factors,” Item 4 “Information on the Company—Business Overview” and Item 5 “Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. These factors and this cautionary statement expressly qualify all forward-looking statements.

We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this Annual Report.

PRESENTATION OF FINANCIAL INFORMATION AND CERTAIN OTHER DATA

Financial Data

Unless otherwise indicated, historical consolidated financial information for the years ended 31 December 2006, 2005 and 2004 included herein has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), with a reconciliation of significant differences between IFRS and US GAAP. There are no material differences for the Group between IFRS and IFRS as adopted by the EU. IFRS differs in certain respects from accounting principles generally accepted in the United States. The material differences between IFRS and US GAAP relevant to the Group are explained in Note 34 to the consolidated financial statements of Inmarsat Holdings Limited included elsewhere in this Annual Report. Inmarsat Finance II plc has been prepared in accordance with UK GAAP as this company has not converted to IFRS. For a discussion of principal differences between UK GAAP and US GAAP as they apply to this company see Note 14 to the financial statements of Inmarsat Finance II plc.

Some of the financial information in this Annual Report has been rounded and, as a result, the totals of the data presented in this Annual Report may vary slightly from the actual arithmetic totals of such information.

Non-GAAP Financial Measures

EBITDA

EBITDA (defined as profit before net interest payable, taxation and depreciation and amortisation) and the related ratios presented in this Annual Report are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with IFRS or US GAAP. Furthermore, EBITDA is not a measurement of our financial performance under IFRS or US GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS or US GAAP.

We believe EBITDA among other measures facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Nevertheless, EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS or US GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our IFRS results and using EBITDA measures only supplementally. See Item 5—“Operating and Financial Review and Prospects” and the consolidated financial statements contained elsewhere in this Annual Report.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilized to pay down the outstanding borrowings. In addition the Net Borrowings balance provides an indication of the Net Borrowings on which we are required to pay interest. See Item 5—“Operating and Financial Review and Prospects” and the consolidated financial statements contained elsewhere in this Annual Report.

GLOSSARY OF TERMS

active terminals	active terminals are the number of subscribers (R-BGAN + BGAN) or terminals that have been used to access commercial services at any time during the preceding twelve-month period.

analogue	a method of storing, processing or transmitting information through a continuous varied (rather than pulsed) signal.

ATC services	ancillary terrestrial component services which combine terrestrial and satellite communications services and mobile terminals.

atmospheric interference	the attenuation of radio frequency signals due to the presence of moisture in the atmosphere.

avionics	electronics designed for use in aerospace vehicles.

bandwidth	a range of frequencies, expressed in Hertz (Hz) occupied by a modulated carrier or the range of frequencies which can be transmitted through a communications system. Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information that can be transmitted.

beam	the directed electromagnetic rays emanating from a satellite or ground station. On satellites, typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

BGAN	our next-generation broadband global area network.

BGAN BSS	BGAN Business Support System.

bits	the smallest unit of data in computing, with a value of either 0 or 1.

broadband	high capacity bandwidth.

C-band	in satellite communications used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. Often referred to as 4/6 GHz.

cellular	public mobile radio telecommunications service. Cellular systems are based on multiple base stations, or “cells”, that permit efficient frequency reuse and on software that permits the system to band mobile cells from cell to cell as subscribers move through the cellular service area.

circuit switched technology	technology that allows data connections that can be initiated when needed and terminated when communication is complete.

db	decibel, a unit for expressing the ratio of two amounts of electric or acoustic signal power equal to ten times the common logarithm of this ratio, which is often used as a measure of a satellite’s power.

digital	referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink	the receiving portion of a satellite circuit extending from the satellite to the earth.

earth station	the dishes, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

EIRP	equivalent isotopic radiated power, a standard of comparison of performance of radio transmitters.

FCC	Federal Communications Commission.

fixed satellite service or FSS	a radio communication service between earth stations at specified fixed points when one or more satellites are used; in some cases this service includes satellite-to-satellite links or feeder links for other space radio communications services.

GEO	geostationary orbit, which is orbit at an altitude of 36,000 km, where satellites turn at the same angular speed as the earth and thus appear to be on a fixed spot.

GHz	gigahertz, a measure of frequency. One billion cycles per second.

GEO orbit	the orbit of a geosynchronous satellite whose circular and direct orbit lies in the plane of the earth’s equator.

GMDSS	global maritime distress and safety system which is a system designed to automate a vessel’s radio distress alert, eliminating the need for manual watchkeeping of distress channels.

GPRS	General Packet Radio Service.

GPS	Global Positioning System.

GSM	Global System for Mobile communications.

hertz	unit of frequency equal to number of cycles per second.

ICAO	International Civil Aviation Organization.

IMSO	International Mobile Satellite Organization.

Insat	Indian National Satellite.

IP	Internet Protocol, the method or protocol by which data is sent from one computer to another on the Internet.

ISDN	Integrated Services Digital Network. Digital telephone line typically offering data rates of 64 kbps or multiples thereof.

International Telecommunication Union or ITU	ITU is the United Nations treaty organization responsible for worldwide co-operation and standardization in the telecommunication sector. The ITU holds periodic conferences at which telecommunications issues of global importance are discussed; the main conferences are the World Radio Conference (WRC) and the World Telephone and Telegraph Conference (WTTC).

Ka-band	in satellite communications, used to refer to downlink frequencies between 18 GHz and 22 GHz and uplink frequencies between 27 GHz and 31 GHz. Often referred to as 20/30 GHz.

kbps	kilobits per second, a unit of data transmission speed.

Ku-band	in satellite communications, used to refer to downlink frequencies between 10.7 GHz and 12.74 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often referred to as 11/14 or 12/14 GHz.

LAN	local area network, which is a group of computers and associated devices that share a common communications line or wireless link and typically share the resources of a single processor or server within a small geographic area.

Latency	signal transmission delay, which is dependent on several factors, including the transmission distance propagation speed, bandwidth and encoding/decoding methods used.

L-band	in satellite communications, used to refer to uplink and downlink frequencies between satellites and mobile users between 1.5 GHz and 1.6 GHz.

LEO	low-earth orbit of up to 800 km above the earth.

MEO	medium-earth orbit between 800 km and 12,000 km above the earth.

MHz	megahertz, a measure of frequency. One million cycles per second.

Microwave	radio frequency carrier waves with wavelengths of less than one metre-frequencies above 300 MHz. Typically used to refer to frequencies above 1 GHz, but nominally includes all of UHF.

Model Code	Model Code for share transactions as required by Financial Services Authority.

MOO	a memorandum order and opinion from the FCC.

MSV	Mobile Satellite Ventures Corp.

OFCOM	the UK Office of Communications.

operational life	the time for which a satellite is capable of operating in its allotted position. The expected end of a satellite’s in-orbit operational life is mainly based on the period during which the satellite’s on-board fuel permits proper station-keeping manoeuvres for the satellite.

orbital slots	for GEO satellites these are points on the GEO arc where satellites are permitted to operate. Orbital slots are designated by both location and frequency band.

PDA	personal digital assistant, which is typically a handheld device that combines computing, telephone/fax, internet and networking functionality.

PIK	Pay in kind (interest added to loan principal rather than paid in cash)

QoS	Quality of Service, a networking term that specifies a guaranteed level of service for a specified product.

radio frequency	a frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz.

R-BGAN	our regional broadband global area network.

RSA	recognized spectrum access.

S-band	mobile satellite band between 1.98 and 2.20 GHz

Signal	a physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

SIM-card	Subscriber Identity Module card, as used in existing cellular phones.

Spectrum	the range of electromagnetic radio frequencies used in transmission of voice, data and television.

TT&C	tracking, telemetry and command station, a land-based facility that monitors and controls the positioning, attitude and status of a satellite in orbit.

telemetry	radio transmission of coded or analogue data from a satellite to a ground station.

Transponder	a microwave repeater on a satellite which provides a discrete path to receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.

uplink	in satellite communications, the signal from the earth station to the space station (satellite).

VOIP	voice over internet protocol. This refers to a set of facilities for managing the delivery of voice information using internet protocol.

VPN	virtual private network, a network that is constructed using public wires to connect nodes.

VSAT	Very Small Aperture Terminal. A system for the reception and transmission of satellite signals using a small dish diameter, typically fixed and requiring a licence to use.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.    KEY INFORMATION

SELECTED FINANCIAL DATA

The historical consolidated financial statements have been prepared in accordance with IFRS, which differs in significant respects from US GAAP. For a summary of the material differences between IFRS and US GAAP, you should read Note 34 to the historical consolidated financial statements.

You should read the table below in conjunction with Item 5 “Operating and Financial Review and Prospects” and the historical consolidated financial statements elsewhere in this Annual Report.

	2006	2005	2004
	(US$ in millions)
Income Statement
Revenue	500.1	491.1	480.7
Employee benefit costs	(92.2)	(96.5)	(87.2)
Network and satellite operations costs	(31.1)	(38.8)	(50.0)
Other operating costs	(57.1)	(64.0)	(67.6)
Work performed by the Group and capitalized	12.0	25.2	25.8
Losses on termination of subsidiary undertakings	—	(1.1)	—
Gain on disposal of property	—	—	42.6
Depreciation and amortization	(156.8)	(106.5)	(124.1)

Operating profit	174.9	209.4	220.2
Interest receivable and similar income	8.3	49.7	4.0
Interest payable and similar charges	(93.4)	(163.8)	(199.3)

Net interest payable	(85.1)	(114.1)	(195.3)

Profit before income tax	89.8	95.3	24.9
Income tax credit/(expense)	37.8	(31.0)	(5.8)

Profit for the year	127.6	64.3	19.1

Other Financial Data
EBITDA	331.7	315.9	344.3
Cash inflow from operating activities	316.6	312.0	280.5
Capital expenditure	(114.4)	(204.3)	(140.1)
Cash flow used in investing activities	(118.4)	(43.2)	(150.5)
Dividends paid	(98.2)	(24.7)	—
Cash flow used in financing activities	(189.8)	(465.4)	(130.6)
Increase/(decrease) in cash and cash equivalents	8.2	(197.2)	(0.3)

Balance Sheet
Total assets	1,980.6	2,029.3	2,199.3
Total liabilities	1,263.0	1,346.5	2,200.8
Share capital	346.5	346.5	34.5
Shareholders’ equity	717.6	682.8	(1.5)

	Successor				Predecessor
	Year ended 31 December 2006	Year ended 31 December 2005 (as restated)(2)	Year ended 31 December 2004 (as restated)(2)	18 December to 31 December 2003 (as restated)(3)	1 January to 17 December 2003 (as restated)(2)(3)	Year ended 31 December 2002(3)
	(US$ in millions)
US GAAP Information:
Profit and loss account
Revenues	500.1	491.1	480.7	17.1	494.9	467.2
Operating profit	179.7	188.3	156.1	10.1	172.9	174.9
Net income	141.6	98.3	37.0	(13.0)	129.6	156.2
EBITDA(1)	333.1	296.0	278.4	17.0	298.4	300.8

	Successor				Predecessor
	As at 31 December
	2006	2005 (as restated)(2)	2004 (as restated)(2)	2003 (as restated)(2)	2002
	(US$ in millions)
Balance sheet
Total assets	2,004.3	2,025.1	2,162.1	2,069.7	1,337.8
Share capital	346.5	346.5	34.5	34.5	19.7
Shareholders’ equity	651.4	602.1	(109.4)	(156.1)	899.2

(1)	EBITDA is a non GAAP performance measure and is defined as profit before taxation, net interest payable and depreciation and amortization. EBITDA presented in this Annual Report is a supplemental measure of our performance that is not required by, or presented in accordance with IFRS or US GAAP. EBITDA is not a measurement of our financial performance under IFRS or US GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS or US GAAP. We believe EBITDA among other measures facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of similar issuers, the vast majority of which present EBITDA when reporting their results. Finally, we present EBITDA as a measure of our ability to service our debt. For a discussion of the limitations of EBITDA as analytical tools, please see “Presentation of Financial Information and Certain Other Data—Non-GAAP Financial Measures.”
(2)	The Company has restated its 2005, 2004 and 2003 US GAAP financial information for deferred taxation due to management determining subsequent to the filing of the our 2005 Form 20-F filed on 28 April 2006 that the deferred taxation balances were incorrectly calculated. For further explanation see Note 34 ‘Summary of differences between IFRS and US GAAP’, on page F-47. This error resulted in an overstatement of the US GAAP deferred tax charge for the years ended 31 December 2005, 2004 and 2003 of US$4.8m, US$7.6m and US$8.5m respectively, and an understatement of net equity as at 31 December 2005, 2004 and 2003 of US$20.9m, US$16.1m and US$8.5m respectively.
(3)	On 17 December 2003 Inmarsat Investments Limited’s offer to acquire all the shares of Inmarsat Ventures Limited became unconditional and we account for the acquisition of Inmarsat Ventures Limited from that date. Inmarsat Ventures Limited and its consolidated subsidiaries prior to the acquisition are referred to as the “Predecessor”. Inmarsat Holdings Limited and its consolidated subsidiaries, from and after the acquisition of Inmarsat Ventures Limited, are referred to as the “Successor.”

Set forth below is a reconciliation of IFRS profit for the year to IFRS EBITDA; IFRS EBITDA to US GAAP EBITDA and US GAAP net income to US GAAP EBITDA.

	2006	2005	2004
	(US$ in millions)
Profit for the year (IFRS)	127.6	64.3	19.1
Add back:
Income tax credit/expense	(37.8)	31.0	5.8
Net interest payable	85.1	114.1	195.3
Depreciation and amortization	156.8	106.5	124.1

EBITDA (IFRS)	331.7	315.9	344.3

Adjustments to reconcile to US GAAP:
Pension plans	0.4	(5.0)	2.8
Financial instruments	(0.3)	4.8	(7.5)
Development costs	(3.4)	(18.5)	(12.5)
UK National Insurance on stock options	0.2	2.2	—
Facility fees	(2.5)	2.5	(4.6)
Deferred income on sale and leaseback	5.0	0.8	(42.4)
Network and satellite operations costs	0.6	(8.4)	—
Cumulative translation adjustment upon disposal of subsidiary	1.4	1.7	—
Other	—	—	(1.7)

EBITDA (US GAAP)	333.1	296.0	278.4

Net income for the year (US GAAP)	141.6	98.3	37.0
Add back:
Income tax expense	(19.6)	50.9	(8.7)
Net interest payable	57.7	39.1	127.8
Depreciation and amortization	153.4	107.7	122.3

EBITDA (US GAAP)	333.1	296.0	278.4

EXCHANGE RATE INFORMATION

The following table shows for the dates and periods indicated information concerning the noon buying rate in The City of New York for cable transfers in pounds sterling, which we refer to in this annual report as sterling, as certified for customs purposes by the Federal Reserve Bank of New York and expressed in US dollars per £1.00.

Year	Year End	Average(1)	High	Low
2002	1.61	1.51	1.61	1.41
2003	1.78	1.65	1.78	1.55
2004	1.92	1.83	1.95	1.76
2005	1.72	1.82	1.93	1.71
2006	1.96	1.84	1.98	1.72

(1)	The average of the noon buying rates on the last day of each month during the year.

The following table shows the high and low noon buying rates for each month during the previous six months, expressed in dollars per £1.00.

Month	High	Low
October 2006	1.90	1.85
November 2006	1.94	1.89
December 2006	1.98	1.96
January 2007	1.98	1.96
February 2007	1.97	1.94
March 2007	1.97	1.92

Unless otherwise indicated, the exchange rate used in this Annual Report to convert sterling into dollars (and dollars into sterling) is the noon buying rate as of 31 December 2006 stated above. The noon buying rate as of 20 April 2007 was US$2.00 per £1.00.

RISK FACTORS

Risks Relating to Our Business include the following:

We rely on third-party distribution partners and service providers to sell our services to end-users and to determine the prices end-users pay. If our distribution partners and service providers were to fail to market or distribute our services effectively or fail to offer our services at prices which are competitive, our revenues, profitability, liquidity and brand image could be adversely affected.

We sell our services exclusively to third-party distribution partners, the majority of whom operate the land earth stations that transmit and receive those services to and from our satellites (although now our BGAN service has been launched all traffic relating to that service is handled by our own land earth stations in the Netherlands and Italy). These distribution partners then market and distribute our services including our BGAN service to end-users, either directly or through other distribution partners and service providers.

Pursuant to our arrangements with our distribution partners:

•	we do not set the prices end-users pay for our services;

•	we cannot contract with end-users of our services; and

•

with respect to our demand assigned services and lease services (but excluding R-BGAN and BGAN) and with very few exceptions, we can only have a direct contractual relationship with companies (whether distribution partners or other entities) that operate land earth stations. With respect to our R-BGAN, BGAN and lease services under the Inmarsat-4 narrow spot beams, this arrangement has changed, as we may contract with other distribution partners and we handle the landing of all traffic relating to these services from our own land earth stations;

As a result of these arrangements, we are dependent on the performance of our distribution partners to generate substantially all of our revenues. If our distribution partners were to fail to market or distribute our services effectively, or if they offered our services at prices, which were not competitive, our revenues, profitability, liquidity and brand image could be adversely affected.

Sales to our key distribution partners represent a significant portion of our revenues and the loss of any of these distribution partners could adversely affect our revenues, profitability and liquidity.

For 2006, 85% of our revenues came from three distribution partners, Stratos Global, Telenor Satellite Services, and France Telecom Mobile Satellite Communications. Sales to these three distribution partners represented 44.8%, 24.6% and 15.3%, respectively, of our mobile satellite communications services revenue during 2006. The loss of any of these could materially affect our routes to market, reduce customer choice or represent a significant bad debt risk. The merger of any two distribution partners would increase our reliance on a few key distributors of our services and also increase the amount of volume discounts that we would have to give our partners. The merger of Stratos and Xantic in February 2006 resulted in an additional US$6.0m of volume discounts in 2006. Our third largest distribution partner, France Telecom Mobile Satellite Communications, is in the process of acquiring Telenor Satellite Services, our second largest distributor. If a merger of France Telecom Mobile Satellite Communications and Telenor Satellite Services occurs, we believe the impact in terms of additional volume discounts would be US$6.0m to US$8.0m in a full year. An Immarsat subsidiary has entered into an agreement with an option to indirectly acquire Stratos Global. See “Item 4: Information on the Company—History and development—Arrangement Agreement among CIP UK Holdings Limited and CIP Canada Investments Inc. and Stratos Global Corporation”. This transaction may result in a disruption to our business and/or our relationship with our distribution partners.

We may not be able to offset declining revenues from voice services with revenues from data services.

Since 1999, our revenues from voice services across each of our sectors have been declining, in part driven by the migration of end-users from analogue to digital services, the lower cost of using digital services, the availability of less expensive voice services offered by our competitors and the emergence of handheld satellite phones. For example, revenues from voice services decreased by 4.5% in 2006, compared to 2005, and decreased by 5.7% in 2005 compared to 2004. The decline in our voice revenue is offset by increasing overall revenues from data services. Our data revenues were 9.2% higher in 2006 compared to 2005 and 6.6% higher in 2005 compared to 2004. The growth in our data revenue was greater than the decline in our voice revenue in 2006 and 2005. We expect declines in voice revenues to continue in the near term, but at lower rates, although the launch of our handheld satellite phone service in 2007 should start to generate revenue growth in 2008. Our future profitability depends, in part, on our ability to offset declining revenues from voice services with revenues from data services. If revenues from our data services do not continue to increase at a rate sufficient to offset the decline in revenues from our voice services, our total future revenues may be adversely affected. We intend to launch our own voice services, including a voice handheld service in the second half of 2007.

The global communications industry is highly competitive. It is likely that we will face significant competition in the future from other network operators, which may adversely affect end-user take-up of our services and our revenues.

The global communications industry is highly competitive. We face competition from a number of communications technologies in the various target markets for our services. It is likely that we will continue to face competition from other network operators in some or all of our target market segments in the future, particularly from satellite network operators. Competition from Iridium and to a lesser extent Globalstar, two global mobile satellite communications services operators, has been increasing, particularly with respect to low speed data and voice services and where their hand-held form factor and LEO satellite architecture provide advantage. In addition, we also face regional competition for low-speed data and voice services from Thuraya (a regional MSS operator) and (to a lesser extent) other regional mobile satellite communication services operators, which has influenced the price at which our distribution partners and service providers offer our services. Thuraya introduced a 144kbps mobile data communications service in the first half of 2005 on a regional basis. Two other companies are planning to deploy mobile satellite services in North America in 2008, ICO Global Communications Inc. in the United States and TMI/Terrestar Networks Inc. in the United States and Canada using the 2GHz band, which has more contiguous bandwidth than the L-band in which we operate and may accommodate higher-speed multimedia services.

Communications providers who operate private networks using very small aperture terminals (“VSAT”) or hybrid systems also continue to target users of mobile satellite services. Technological innovation in VSAT terminals, together with increased C-band and Ku-band coverage and commoditization, have increased the competitiveness of VSAT and hybrid systems in some traditional mobile satellite communications services sectors. Furthermore, the gradual extension of terrestrial wireline and wireless communications networks to areas not currently served by them may reduce demand for some of our services in those areas.

Our substantial debt could adversely affect our financial condition or results of operations.

We have a significant amount of debt and we may incur additional debt. The principal amount of our total long-term consolidated debt was US$932.9m as at 31 December 2006. In addition, we have a further US$300.0m

Revolving Committed Facility available and undrawn as at 31 December 2006 under the Senior Facility Agreement.

The amount of our debt could:

•

require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which will reduce our cash flow available to fund capital expenditure, working capital, research and development and other general corporate purposes;

•	place us at a competitive disadvantage compared to those of our competitors that have less debt than we do;

•	limit our flexibility in planning for, or reacting to, changes to our industry;

•	increase our vulnerability, and reduce our flexibility to respond, to general and industry specific adverse economic conditions; and

•	limit our ability to borrow additional funds, increase the cost of any such borrowing and/or limit our ability to raise equity funding.

We may incur substantial additional debt in the future. The terms of our Senior Facility Agreement, the indenture governing our Senior Notes and the indenture governing our Senior Discount Notes restrict (or will restrict) our ability to incur, but do not prohibit us from incurring, additional debt. If we were to incur additional debt, the related risks we now face could increase.

We may not retain sufficient rights to the spectrum required to operate our satellite system to its expected capacity or to take full advantage of future business opportunities.

We must retain rights to use sufficient L-band and C-band spectrum necessary for the transmission of signals between our satellites and end-user terminals and between our satellites and our control stations. Our right to L-band and C-band spectrum is governed, in part, by sharing arrangements with other satellite operators that are supposed to be re-evaluated and re-established through two annual, regional multilateral meetings of those satellite operators — one for operators whose satellites cover North America, and a second for those which cover Europe, Africa, Asia and the Pacific. Since 1999, the North American operators have been unable to agree on new spectrum allocations and those parties must operate on a non-harmful interference basis in the absence of a new agreement. Additionally, Mobile Satellite Ventures Corp. (“MSV”), has challenged our right to some of our current North American spectrum, claiming that MSV has the right to use that spectrum. We have rejected that claim, and we believe the appropriate forum for spectrum allocation would be the next round of multilateral co-ordination meetings of North American operators.

We have agreed spectrum allocations for 2007 in the Europe, Africa, Asia and Pacific operators’ review meetings with all operators. We believe this agreement provides sufficient spectrum to support our existing services for the duration of the agreement. As part of our business planning we may need to apply for additional spectrum to support our future services and existing services growth.

Competition for L-band and C-band spectrum from new operators or for new services or business opportunities could make it more difficult for us to retain rights to L-band and C-band spectrum or to take full advantage of future business opportunities by acquiring further L-band and C-band spectrum. If we were unable to retain sufficient rights to L-band and C-band spectrum, our ability to provide our services in the future could be prejudiced, which could have an adverse effect on our business and results of operations.

Use by our competitors of L-band spectrum for terrestrial services could interfere with our services.

On 29 January 2003, the Federal Communications Commission (the “FCC”), promulgated a general ruling (the “ATC Ruling”) that mobile satellite communications services spectrum, including the L-band spectrum we use to operate our services, could be used by mobile satellite communications services operators to integrate ancillary terrestrial component (“ATC”) services into their satellite networks in order to provide combined terrestrial and satellite communications services to mobile terminals in the United States. On 8 November 2004, the FCC issued an order granting MSV an ATC licence and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. On 10 February 2005, following a series of petitions and requests for reconsideration, the FCC clarified the ATC Ruling by a further memorandum opinion and order (the “MOO”) which, inter alia, settled the applicable rules on inter-system interference and other general requirements for integrated mobile satellite communications/ATC systems (the “MOO”). On 4 November 2005, MSV filed applications to modify its ATC license and to take advantage of the new latitude afforded by the MOO, in which MSV seeks certain waivers of the ATC rules. It may not be known whether the MOO, or the possible grant of modified ATC authority to MSV, will provide effective protection of our mobile satellite services from harmful interference until third parties commence commercial operations of integrated mobile satellite communications/ATC services.

The implementation of ATC services by mobile satellite communications services operators in the United States or other countries may result in increased competition for the right to use L-band spectrum, and such competition may make it difficult for us to obtain or retain the spectrum resources we require for our existing and future services. In addition, the FCC’s decision to permit integrated mobile satellite communications/ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of integrated mobile satellite communications/ATC services would likely cause to other mobile satellite communications services operators, such as us, who use the L-band spectrum. If the FCC’s assumptions with respect to the use of L-band spectrum for integrated mobile satellite communications/ATC services prove inaccurate, or a significant level of integrated mobile satellite communications/ATC services is provided in the United States, the provision of integrated mobile satellite communications/ATC services could interfere with our satellites and user terminals, which may adversely impact our services. For example, the use of certain L-band spectrum to provide integrated mobile satellite communications/ATC services in the United States could interfere with our satellites providing communications services outside the United States where the satellites’ “footprint” overlaps the United States. Such interference could limit our ability to provide services that are transmitted through any satellite visible to the United States. Three of our Inmarsat-3 satellites and one of our Inmarsat-2 satellites are currently visible to the United States. One of our two Inmarsat-4 satellites is visible to the United States. In addition, users of our terminals in the United States could suffer interruptions to our services if they tried to use their terminals near ATC terrestrial base stations used to provide integrated mobile satellite communications/ATC services. In the event that we anticipate significant usage of mobile user terminals near ATC terrestrial base stations, it may be necessary for the manufacturers of the mobile terminals to modify their products to make them less susceptible to interference and for Inmarsat to replace or upgrade existing user terminals to avoid harmful interference.

Other jurisdictions are considering, and could implement, similar regulatory regimes in the future. In May 2004, Industry Canada, the Canadian regulator, decided in principle to allow ATC services in Canada. European regulators are currently considering the technical and regulatory issues which would arise if mobile satellite communications services operators were authorized to provide terrestrial services, including ATC, in 2 GHz bands. A consultation is expected in 2007 to invite industry views on the timetable, milestones and selection criteria.

Any or all of the preceding could have a material adverse effect on our revenues, profitability or liquidity.

We rely on third parties to manufacture and supply terminals to access our services and, as a result, we cannot control the availability of terminals.

Terminals used to access our services are built by a limited number of independent manufacturers. Although we provide manufacturers with key performance specifications for the terminals, these manufacturers could:

•	reduce production of, or cease to manufacture, some of the terminals that access our services;

•	manufacture terminals with defects that fail to perform to our specifications;

•	fail to build or upgrade terminals that meet end-users’ requirements within our target market segments;

•	fail to meet delivery schedules or to market or distribute terminals effectively; or

•	sell some of our terminals at prices that end-users or potential end-users do not consider attractive.

Any of the foregoing could adversely affect the ability of our distribution partners to sell our services, which, in turn, could adversely affect our revenues, profitability and liquidity, as well as our brand image.

We are subject to foreign exchange risk.

We use the US dollar as our functional and reporting currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the US dollar. Our primary exchange rate risk is against pounds sterling. The US dollar has significantly weakened against the pound sterling and in the event it continues to weaken in the medium to long-term, our results of operations may be adversely affected. Although we generally seek to hedge our foreign currency exposure in the short-term, in the longer-term our results of operations would be adversely affected by continued weakness of the US dollar against the pound sterling.

We may not be able to recruit and retain the number and calibre of management or employees necessary for our business, which may adversely affect our revenues and profitability.

Technological competence and innovation is critical to our business and depends, to a significant degree, on the work of technically skilled employees. The market for the services of these types of employees is competitive. We may not be able to attract and retain these employees. If we are unable to attract and retain adequate technically skilled employees, including those supporting the development and provision of our higher bandwidth services, our competitive position could be materially adversely affected.

Risks Relating to Our Technology and the Operation and Development of Our Network

Our satellites are subject to significant operational risks while in orbit which, if they were to occur, could adversely affect our revenues, profitability and liquidity.

Satellites are subject to significant operational risk while in orbit. These risks include malfunctions, commonly referred to as anomalies, that have occurred in our satellites and the satellites of other operators as a result of various factors, such as satellite manufacturers’ errors, problems with the power or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space.

Although we work closely with satellite manufacturers to determine and eliminate the cause of anomalies in new satellites and provide redundancy for many critical components in our satellites, we may experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components.

Any single anomaly or series of anomalies could materially adversely affect our operations, as well as our ability to attract new customers for our services. Anomalies could also reduce the expected useful life of a satellite, thereby reducing the revenue that we could generate with that satellite, or create additional expenses due to the need to provide replacement or back-up satellites. The occurrence of future anomalies could materially adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. For more information on the risk that we may be unable to obtain and maintain insurance for our satellites, see “—We may be unable to obtain and maintain insurance for our satellites, and the insurance we obtain may not cover all losses we experience. Even if our insurance were sufficient, delays in launching a satellite could adversely affect our revenues, profitability and liquidity” below.

Meteoroid events pose a potential threat to all satellites. The probability that a meteor will damage those satellites increases significantly when the earth passes through the particulate stream left behind by comets. Occasionally, increased solar activity poses a potential threat to all in-orbit satellites.

Some decommissioned spacecraft are in uncontrolled orbits that pass through the geostationary belt at various points, and present hazards to operational spacecraft, including our satellites. The loss, damage or destruction of any of our satellites as a result of an electrostatic storm, collision with space debris, malfunction or other event could have a material adverse effect on our business.

In addition, our satellite system includes seven tracking, telemetry and control ground stations and four network co-ordination stations located around the world. If two or more of these stations were to fail at the same time, our ability to operate our satellites effectively may be limited, which could adversely effect our revenues, profitability or liquidity.

The proposed use of frequency bands for terrestrial International Mobile Telecommunications (IMT) that are not compatible with our land earth stations (LESs) and satellite access stations (SASs) in the same band and in the same geographical area may cause interference with our services.

The 2007 World Radio Conference (WRC-07) is considering the identification of frequency bands for terrestrial IMT (3rd and 4th generation mobile) systems. C-band (3400—4200 MHz), which is used for Inmarsat satellite feeder and telemetry links, is one of the candidate bands. Inmarsat is concerned over the potential use of the C-band for these new terrestrial mobile systems. The ubiquitous use of these systems is not compatible with the operation of satellite earth stations, such as Inmarsat LESs/SASs, in the same band and in the same geographical area. As a result, in countries where IMT systems are deployed in the C-band, Inmarsat LESs/SASs could suffer interference and Inmarsat may be unable to deploy new earth stations. Already, many countries have licensed Broadband Wireless Access (BWA) systems, which are similar to IMT systems, in the C-band and others are expected to follow suit. In collaboration with the relevant LESOs, Inmarsat is pursuing detailed discussions with regulators to ensure continued safe operation of earth stations which are part of the Inmarsat system. If our ability to operate the LESs/SASs is limited by such interference our revenues, profitability and liquidity could be adversely affected.

Our satellites have minimum design lives, but could fail or suffer reduced capacity before the end of their design lives.

Our ability to generate revenue depends on the useful lives of our satellites. Each satellite has a limited useful life. A number of factors affect the useful lives of the satellites, including, among other things, the quality of their construction, the durability of their component parts, the ability to continue to maintain proper orbit and control over the satellite’s functions, the efficiency of the launch vehicle used, and the remaining on-board fuel following orbit insertion. The minimum design life of our Inmarsat-2 satellites is ten years, whilst our Inmarsat-3 and Inmarsat-4 satellites each have a minimum design life of 13 years. However, whilst our Inmarsat-2 satellites have so far exceeded their original design lives, the actual useful lives of our other satellites could be shorter. Changes in asset lives can have a significant effect on our depreciation charge and affect profitability. As a result we regularly reassess the useful economic lives of the Group’s satellites. In October 2004 the Inmarsat-3 satellites useful lives were changed to better reflect their economic life resulting from improvements in satellite technology as supported by engineering analysis. As a result depreciation periods were extended for the Inmarsat-3 satellites from 10 years to 13 years. As of October 2005, the Group prospectively changed the useful economic lives of the Inmarsat-4 satellites from 13 years to 15 years to reflect the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital lives of these satellites beyond their initial design life. The two Inmarsat-4 satellites which have been placed in service are currently being depreciated over 15 years.

The launch of our third Inmarsat-4 satellite is subject to risks, the occurrence of which could materially and adversely affect our performance.

The launch of our third Inmarsat-4 satellite could be subject to possible delays and risks relating to launch, including launch failure or incorrect orbital placement. Our third Inmarsat-4 satellite has been delivered by Astrium and has been put into storage at Astrium’s facilities as per our purchase contract until it is required for launch. Should the launch of our third Inmarsat-4 satellite be delayed, that would, in turn, delay the extension of our BGAN service on a global basis.

We have exercised an option with Lockheed Martin Commercial Launch Services, Inc. for a launch service. Launch failures preceding a launch could cause extensive delays while the cause of any failure is under investigation. A significant delay in the deployment of our third Inmarsat-4 satellite, if required in the event of a catastrophic failure of either of the two preceding Inmarsat-4 satellites, could materially adversely affect our ability to generate revenues from next-generation services and could significantly increase the cost thereof. We are also negotiating to secure an earlier launch and there is a risk we may have to pay a higher price than the price we have agreed.

We may be unable to obtain and maintain insurance for our satellites, and the insurance we obtain may not cover all losses we experience. Even if our insurance were sufficient, delays in launching a replacement satellite could adversely affect our revenues, profitability and liquidity.

We have obtained in-orbit insurance cover for our first two Inmarsat-4 satellites until November 2007 and expect to maintain commercially prudent levels of insurance in the future.

The price, terms and availability of insurance have fluctuated significantly since we began offering commercial satellite services. The cost of obtaining insurance can vary as a result of either satellite failures or general conditions in the insurance industry. Insurance policies on satellites may not continue to be available on commercially reasonable terms, or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods and additional satellite health-related policy exclusions. An uninsured failure of one or more of our satellites could have a material adverse effect on our financial condition and results of operations. In addition, higher premiums on insurance policies would increase our costs, thereby reducing our operating income by the amount of such increased premiums.

Even where we have obtained in-orbit insurance for a satellite, this insurance coverage will not protect us against all losses that might arise as a result of a satellite failure. Our current in-orbit insurance policies contain, and any future policies can be expected to contain, specified exclusions and material change limitations customary in the industry at the time the policy is written. These exclusions typically relate to losses resulting from acts of war, insurrection or military action, government confiscation, as well as lasers, directed energy beams, or nuclear or anti-satellite devices or radioactive contamination.

In addition, should we wish to launch a spare satellite to replace a failed operational satellite, the timing of such launch will be dependent on prior commitments made by potential suppliers of launch services to other satellite operators. Our insurance may not protect us against lost or delayed revenue, business interruption or lost business opportunities.

We also maintain third-party liability insurance. This insurance may not be adequate or available to cover all third-party damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability cover on reasonable terms and conditions, if at all.

New technologies introduced by our competitors may reduce demand for our services or render our technologies obsolete, which may have a material adverse effect on the cost structure and competitiveness of our services, possibly resulting in a negative effect on our revenues, profitability or liquidity.

The space and communications industries are subject to rapid advances and innovations in technology. We expect to face competition in the future from companies using new technologies and new satellite and terrestrial systems. Advances or innovations in technology could render our technologies obsolete or less competitive by satisfying consumer demand in more attractive or cost-effective ways, or by introducing standards incompatible with ours. Obsolescence of the technologies that we use could have a material adverse effect on our revenues, profitability or liquidity.

Our business relies on intellectual property, some of which third parties own, and we may inadvertently infringe upon their patents and proprietary rights.

Many entities, including some of our competitors, currently (or may in the future) hold patents and other intellectual property rights that cover or affect products or services related to those that we offer. We cannot assure you that we are aware of all intellectual property rights that our products may infringe upon. In general, if a court were to determine that one or more of our products infringes upon intellectual property held by others, we may be required to cease developing or marketing those products, to obtain licenses from the holders of the intellectual property, or to redesign those products in such a way as to avoid infringing upon others’ patents. We cannot estimate the extent to which we may be required in the future to obtain intellectual property licenses, or the availability and cost of any such licenses. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could negatively affect our profitability or liquidity.

If a competitor holds intellectual property rights, it may not allow us to use its intellectual property at any price, which could adversely affect our competitive position.

Our R-BGAN revenues could be affected by the operational failure of our land earth station in Fucino, Italy.

Our R-BGAN service is operated exclusively through our land earth station in Fucino, Italy. Whilst our Fucino land earth station is highly reliable and has substantial redundancy, we have no back-up facilities from which we can operate our R-BGAN service. If the land earth station in Fucino were to suffer a material operational failure, it is likely that our R-BGAN revenues would be adversely affected.

Regulatory Risks

Our business is subject to regulation and we face increasing regulation with respect to the transmission of our satellite signals and the provision of our mobile satellite communications services in some countries, which could require us to incur additional costs, could expose us to fines and could limit our ability to provide existing and new services in some countries.

The maintenance and expansion of our business is dependent upon, among other things, our ability (and/or the ability of our distribution partners and/or their service providers) to obtain required government licenses and authorizations in a timely manner, at reasonable costs and on satisfactory terms and conditions.

Our business is subject to the regulatory authority of the government of the United Kingdom and the national authorities of the countries in which we operate, as well as to the regulations of various international organizations. Government authorities generally regulate, among other things, the construction, launch and operation of satellites, the use of satellite spectrum at specific orbital locations, the licensing of land earth stations and mobile terminals, and the provision of satellite services. For more information on the regulatory environment in which we operate, see “Item 4: Information on the Company—Regulation”.

In particular, under the UK Outer Space Act 1986, we must obtain licenses to conduct our business, including for the launch of our satellites. The terms of these licenses provide that we indemnify the UK government without limit for any claim brought against it as a result of our licensed activities or in respect of any loss suffered by the UK government as a result of any breach of the terms of the license. We also must maintain insurance of up to £100m per satellite to be used to pay any sums to the UK government in respect of this indemnity. A review of the framework of the UK Outer Space Act, which Inmarsat will actively participate in is planned for 2007. See “Item 4: Regulation—Regulation of our Satellite System—UK Outer Space Act 1986”.

Increasingly, regulatory authorities are imposing fees and introducing new regulatory requirements on businesses that use spectrum or offer communications services. This could significantly affect our business. In addition to the licenses issued to us by the UK government for the launch and operation of our satellites, to date, we have obtained specific telecommunications or frequency licenses with respect to our existing services in Australia, Belgium, Ecuador, Egypt, France, Germany, Iraq, Italy, Kenya, Netherlands, Spain and Switzerland. We are also discussing terms and conditions with Afghanistan. Additional countries are considering whether to implement such license requirements. These license requirements could require us to incur new and unforeseen additional costs, could expose us to fines if we were unable to obtain or retain any licenses or meet all regulatory requirements, and could limit our ability to provide existing or new services in some countries, which could adversely affect our revenues, profitability or liquidity.

It is also possible that regulatory authorities in some countries may require us to establish a land earth station or a point of presence in their countries as a condition to distribute our BGAN services in those countries. Some countries may also require us to provide traffic reports on a regular basis or maintain a domestic billing database for their country. To the extent we own and/or operate the land earth stations for our BGAN services, we are required to obtain licenses for the operation of those stations as network facilities, and also will need to obtain rights to C-band spectrum for communications between the stations and our satellites. Approval of the offering of our services or operation of land earth stations will be contingent upon us or our distribution partners providing any countries as may so require with the ability to monitor calls made to or from such countries and/or to intercept traffic. Although we believe that we will be able to address the concerns of many of these countries as they arise, there is no assurance that we and/or our distribution partners and/or their service providers will be able to do so. In addition, some countries in which we or our distribution partners, or their service providers, operate have laws and regulations relating to privacy and the protection of data which may impair our ability to obtain licenses or offer our services on a timely basis.

Laws, policies and regulations affecting the satellite industry are subject to change in response to industry developments, new technology or political considerations. Legislators or regulatory authorities in various countries are considering, and may in the future adopt, new laws, policies and regulations or changes to existing regulations regarding a variety of matters that could, directly or indirectly, affect our operations or the operations of our distribution partners, or increase the cost of providing services over our system. Changes to current laws, policies or regulations or the adoption of new regulations could affect our ability to obtain or retain required government licenses and authorizations or could otherwise have a material adverse effect on our business.

Our contractual relationships with our distribution partners may be subject to regulatory challenge, which could require us to renegotiate the contractual relationships and could result in the imposition of fines.

Our overall relationship with our distribution partners is governed by our Distribution Agreements. There is a risk that regulatory authorities or other third parties could challenge the Distribution Agreements, for example under European Union (“EU”) competition laws. As of 1 May 2004, it is no longer possible to obtain an exemption from EU competition rules by notifying an agreement to the European Commission, and parties must make their own assessment as to whether their agreements fulfil EU competition requirements. We have previously conducted a regulatory review of the terms of the Distribution Agreements, and of our competitive position in the sectors in which we operate. We do not believe that we are party to any agreement that is, in the current competitive environment, anti-competitive, or otherwise faces a significant risk of regulatory challenge. However, the competitive environment may change, and regulatory risk analysis is by its nature subjective. Therefore, we cannot assure you that either we, or the Distribution Agreements, or our distribution partners face no risk of challenge. For example, competition authorities could determine that we have market power in one or more business sectors, and could challenge us, or the Distribution Agreements or our distribution partners as anti-competitive. A successful regulatory challenge could result in portions, or all, of the Distribution Agreements being declared unenforceable, could require us to modify or replace certain provisions of the Distribution Agreements in order to achieve compliance and, in certain circumstances, could result in the imposition of fines. Competition authorities generally have powers to impose fines (in the case of the European Commission, up to a maximum of 10% of a company’s worldwide annual group revenues) for breaches of competition laws. In addition, third parties could initiate civil litigation claiming damages caused by alleged anticompetitive practices and agreements.

We may not be aware of certain foreign government regulations.

Because regulatory schemes vary by country and evolve over time, we may be subject to regulations in foreign countries of which we are not presently aware. If that were to be the case, we could be subject to sanctions by a foreign government that could materially adversely affect our ability to operate in that country. Our current regulatory approvals could now be (or could become) insufficient in the view of foreign regulatory authorities, any additional necessary approvals may not be granted on a timely basis (or at all), in all jurisdictions in which we wish to offer services, and applicable restrictions in those jurisdictions could become unduly burdensome. The failure to obtain the authorizations necessary to operate satellites internationally could have a material adverse effect on our ability to generate revenue and on our overall competitive position.

We, our customers and companies with which we or they do business may be required to have authority from each country in which we or they provide services or provide our or their customers use of our satellites. Because regulations in each country are different, we may not be aware if some of our customers and/or companies with which they or we do business do not hold the requisite licenses and approvals.

Our distribution partners and service providers face increasing regulation in many countries, and end-users often require licenses to operate end-user terminals. This regulatory burden could increase the costs of our distribution partners and service providers or restrict their ability to sell our products.

Our distribution partners and service providers need licenses and regulatory consents to offer our services in many countries where they operate. In addition, end-users often require licenses to use our terminals. Furthermore, we expect that our distribution partners, their service providers and end-users will require licenses for our handheld services in many jurisdictions, and they may fail to obtain those licenses. Any delay or failure by distribution partners, their service providers or end-users to obtain required licenses in connection with the distribution of our services or use of terminals could prevent our services from being distributed, sold or used in some countries or lead to unauthorized use that could affect the reputation of our brand, which could adversely affect our revenues. In the US, BGAN is operated by our distribution partners on the basis of Special Temporary Authorizations (STAs). We are supporting our distribution partners to obtain similar permissions in Canada. Our L-band spectrum dispute with MSV may complicate or delay full licensing of our services in the United States and Canada.

We may not be successful in co-ordinating our satellite operations under applicable international regulations and procedures or in obtaining spectrum and orbital resources we require for our operations.

The International Telecommunications Union (the “ITU”) regulates the use of radio frequency bands and orbital locations used by satellite networks to provide communications services. The use of spectrum and orbital resources by us and other satellite networks must be coordinated pursuant to the ITU’s Radio Regulations in order to avoid causing harmful interference between or among the respective networks. In the case of the L-band, the ITU process has been effected on the basis of agreements between the relevant national administrations whereby the use of frequencies by our satellite network and other satellite networks is coordinated in regional operator review meetings and negotiations. As evidenced by the most recent of these review meetings it is not always possible to achieve unanimous agreement amongst operators. The increased competition for spectrum and orbital locations may make it difficult for us to obtain additional L-band spectrum allocations we require for our forecasted requirements. In the future, we may not be able to co-ordinate our satellite operations successfully under international telecommunications regulations and we may not be able to obtain or retain the spectrum and orbital resources we require to provide our existing or future services.

Risks Relating to the Senior Discount Notes

We require a significant amount of cash to make payments on the Senior Discount Notes and to service our debt. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control.

Our ability to make payments on and to refinance our debt will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors”.

Historically, we have met our debt service and other cash requirements with cash flows from operations, bank overdrafts and, more recently, our medium-term revolving facility. Our net cash interest expense for the year ended 31 December 2006 was US$33.8m (which amount excludes, among others, non-cash accretion of principal on the Senior Discount Notes). In addition, the principal amount of our total long-term consolidated debt was US$932.9m as at 31 December 2006. Our business might not generate sufficient cash flows from operating activities, and future debt and equity financing might not be available to us, in an amount sufficient to enable us to pay our debts when due, including the Senior Notes and Senior Discount Notes, or to fund our other liquidity needs. See Item 5: “Operating and Financial Review and Prospects”.

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•	reduce or delay our business activities, capital expenditures and research and development;

•	sell assets;

•	obtain additional debt or equity capital; or

•	restructure or refinance all or a portion of our debt, on or before maturity.

We might not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, and the terms of the indenture governing the Senior Notes and the indenture governing the Senior Discount Notes, will limit our ability to pursue any of these alternatives. If we obtain additional debt financing, the related risks we now face will increase.

When cash interest becomes payable on the Senior Discount Notes beginning on 15 May 2009, the issuer will rely on payments from Inmarsat Holdings Limited under the subordinated intercompany note proceeds loan to make payments on the notes, and Inmarsat Holdings Limited may not have access to the cash flow and other assets of its subsidiaries that will be necessary to fund its payments to the issuer.

The issuer is a finance subsidiary that conducts no business operations, and its only asset is the subordinated intercompany note proceeds loan to Inmarsat Holdings Limited. If Inmarsat Holdings Limited fails to make scheduled payments on the subordinated intercompany note proceeds loan, we do not expect the issuer to have any other sources of funds that would allow it to make payments. Furthermore, Inmarsat Holdings Limited is a holding company that does not directly conduct any business operations. Inmarsat Holdings Limited’s only significant assets as of 31 December 2006 are a US$684.5m principal subordinated intercompany funding loan owed to it by Inmarsat Group Limited and the shares it holds in Inmarsat Group Limited. We do not expect Inmarsat Holdings Limited to have any sources of funds that would allow it to make payments to the issuer on the subordinated intercompany note proceeds loan or to otherwise make payments to the issuer, other than funds lawfully distributed by operating subsidiaries of Inmarsat Group Limited.

None of Inmarsat Holdings Limited’s subsidiaries are obligated to make funds available to Inmarsat Holdings Limited or the issuer for payment on the subordinated intercompany note proceeds loan or the Senior Discount Notes. The agreements governing the current and future indebtedness of Inmarsat Holdings Limited’s subsidiaries may not permit them to provide either Inmarsat Holdings Limited or the issuer with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on the Senior Discount Notes when due. The terms of the Senior Facility Agreement and the indenture governing the Senior Notes significantly restrict Inmarsat Group Limited and its subsidiaries from paying dividends, making payments on intercompany debt or otherwise transferring assets to Inmarsat Holdings Limited or the issuer. For example, Inmarsat Group Limited and its subsidiaries may only make such payments pursuant to the indenture governing the Senior Notes up to an amount equal to 50% of the net income of Inmarsat Group Limited (including 100% of any net loss) from 1 April 2004, calculated in a manner substantially the same as that applied to the Senior Discount Notes. In addition, any such payment to Inmarsat Holdings Limited based on such formula may only be made if Inmarsat Group Limited’s ratio of EBITDA to interest expense is at least 2.0 to 1.0 after giving effect to any such payments. Furthermore, under the Senior Facility Agreement, Inmarsat Group Limited may pay dividends to Inmarsat Holdings Limited to make payments on the subordinated intercompany note proceeds loan only if we are in compliance with all financial covenants of the Senior Facility Agreement (including a requirement that our ratio of EBITDA to total net interest payable (including cash interest on the Senior Discount Notes) must be greater than 2.5 to 1.0 up to 30 June 2006 and 3.0 to 1.0 thereafter).

The issuer and Inmarsat Holdings Limited are the only obligors of the Senior Discount Notes, and Inmarsat Holdings Limited’s subsidiaries do not guarantee the issuer’s obligations under the Senior Discount Notes and do not have any obligation with respect to the Senior Discount Notes; the Senior Discount Notes are structurally subordinated to all of the debt and liabilities of Inmarsat Holding Limited’s subsidiaries.

The issuer and Inmarsat Holdings Limited have no operations of their own and derive all of their revenues and cash flow from Inmarsat Group Limited and its subsidiaries. Inmarsat Group Limited and its subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise to pay amounts due under the Senior Discount Notes or the subordinated intercompany note proceeds loan or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. Accordingly, the Senior Discount Notes and the subordinated intercompany note proceeds loan are structurally subordinated to all debt and liabilities of Inmarsat Group Limited and its subsidiaries. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to Inmarsat Group Limited or its subsidiaries, you will participate with all other holders of Inmarsat Holdings Limited indebtedness in the assets remaining after Inmarsat Group Limited and its subsidiaries have paid all of their debt and liabilities. In any of these cases, Inmarsat Group Limited and its subsidiaries may not have sufficient funds to make payments to Inmarsat Holdings Limited, and you may receive less, ratably, than the holders of debt and other liabilities of Inmarsat Group Limited or its subsidiaries. Inmarsat Group Limited and its subsidiaries had total obligations of US$829.6m as at 31 December 2006 (excluding Inmarsat Group Limited’s obligations under the subordinated intercompany funding loan including interest of US$689.5m). The Senior Discount Notes and the guarantees are effectively subordinated to all of the obligations of Inmarsat Group Limited and its subsidiaries. In addition, Inmarsat Group Limited’s subsidiaries could borrow an additional US$300.0m as of 31 December 2006 under the Senior Facility Agreement.

We are subject to restrictive debt covenants.

The Senior Facility Agreement, as well as the indentures governing the Senior Notes and the Senior Discount Notes, contain provisions that may restrict our ability and the ability of our subsidiaries to take certain actions.

The Senior Facility Agreement contains negative covenants that restrict or prohibit our direct subsidiary Inmarsat Investments Limited and its subsidiaries (subject to certain agreed exceptions) from:

•	merging or consolidating with or into any other person;

•	materially changing the general nature of their business;

•	selling, transferring, leasing or otherwise disposing of any of their assets;

•	creating security interests over any part of their assets, save (among other things) to secure the Senior Notes and Senior Discount Notes as permitted under the intercreditor agreement;

•	entering into any contract or arrangement unless it is on arms’ length terms;

•	conducting certain acquisitions or investments, or entering into joint ventures or partnerships;

•	incurring or having outstanding certain borrowings, guarantees, indemnities, loans or letters of credit;

•	making any repayment of principal under the indentures related to the Senior Notes and the Senior Discount Notes and related documents, except as permitted by the intercreditor agreement.

In addition, the indentures governing the Senior Notes and the Senior Discount Notes contain covenants that restrict our ability and the ability of our subsidiaries to:

•	make certain payments, including dividends or other distributions, with respect to the share capital of the parent or its subsidiaries;

•	incur or guarantee additional indebtedness and issue preferred stock;

•	make certain investments;

•	prepay or redeem subordinated debt or equity;

•	create certain liens or enter into sale and leaseback transactions;

•	engage in certain transactions with affiliates;

•	sell assets or consolidate or merge with or into other companies;

•	issue or sell share capital of certain subsidiaries; and

•	enter into other lines of business.

Each of these limitations is subject to exceptions and qualifications, which may be important.

Each of the issuer and the guarantor is subject to English insolvency laws, which pose particular risks for holders of the Senior Discount Notes.

The obligors in respect of the Senior Discount Notes and the guarantee are incorporated, have their registered offices and conduct the administration of their respective businesses on a regular basis, in England.

Any insolvency proceeding in respect of any English-incorporated issuer or any English-incorporated guarantor would most likely be commenced in England and based on English insolvency law. English insolvency laws are favorable to secured creditors, and afford debtors and unsecured creditors only limited protection from enforcement by secured creditors.

The lenders under the Senior Facility Agreement have the benefit of a first fixed charge over the entire ordinary issued share capital of Inmarsat Venture Limited. In addition, the indenture permits us and our restricted subsidiaries to incur other secured debt in the future.

Under English insolvency law, the liquidator or administrator of a company may, among other things, apply to the court to unwind a transaction entered into by such company, if such company were unable to pay its debts (as defined in Section 123 of the UK Insolvency Act 1986) at the time of, or as a result of, the transaction and enters into liquidation or administration proceedings within two years of the completion of the transaction.

A transaction might be subject to a challenge (pursuant to Section 238 of the UK Insolvency Act 1986) if it was entered into by a company “at an undervalue”, that is, it involved a gift by the company, or the company received consideration of significantly less value than the benefit given by such company. A court generally will not intervene if a company entered into a transaction in good faith for the purpose of carrying on its business, and that at the time it did so there were reasonable grounds for believing the transaction would benefit such company. A liquidator or administrator of Inmarsat Holdings Limited could also apply to the court to unwind the issuance of its guarantee if such liquidator or administrator believed that issuance of such guarantee constituted a transaction at an undervalue. The analysis of such a claim would generally be the same as set out above in relation to our issuance of the Senior Discount Notes.

A transaction, such as a refinancing of indebtedness, might also be subject to challenge (pursuant to Section 239 of the UK Insolvency Act 1986) if the transaction were to create a “preference” for one creditor over another. A “preference” is created in a transaction in which a company takes any action, or allows any action to be taken, which has the effect of putting a creditor in a better position, relative to other creditors, than it would have been in had the transaction not occurred. Such a transaction can be voidable in the event that the company was (i) unable to pay its debts as described in the paragraph above and (ii) influenced by a desire to create such a preference. In cases where an affiliate receives such a preference, such a desire is presumed.

In certain circumstances we may have to withhold tax from payments.

We may be obliged to withhold UK income tax from payments of interest on the Senior Notes and Senior Discount Notes, unless, among other things, the Senior Notes and Senior Discount Notes are and remain listed on a stock exchange that is treated by the UK Inland Revenue as a recognized stock exchange for the purposes of the relevant UK tax legislation. The Luxembourg Stock Exchange, upon which the Senior Notes and Senior Discount Notes are currently listed, is treated as a recognized stock exchange for these purposes.

Under the indenture, any payments we make on or with respect to the Senior Notes and Senior Discount Notes will be made without withholding or deduction for UK taxes unless required by law. Our failure to maintain a listing on a stock exchange treated by the UK Inland Revenue as a recognized stock exchange could result in a withholding or deduction of UK tax being required from payments of interest made in respect of the Senior Notes and possibly from amounts which accrete on the Senior Discount Notes prior to 15 November 2008. If any such withholding or deduction is required, we may be required to pay additional amounts to holders of notes in respect of amounts withheld. The payment of those additional amounts could have a material adverse effect on our financial condition or results of operations, as it will effectively increase our obligations under the Senior Notes and Senior Discount Notes.

On 3 June 2003, the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive, effective from 1 July 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive, each member state will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other member state; however, Belgium, Luxembourg and Austria may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by member states and to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments. There is a paying agent for the Senior Notes in Luxembourg and the United States. Where any obligation to withhold tax in respect of payments made under or with respect to the Senior Notes and Senior Discount Notes or the guarantee to an individual arises as a result of this EU directive, we will not have an obligation to pay any additional amounts.

ITEM 4.    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

We began operating in 1979 as an international governmental organization formed pursuant to the Convention on the International Maritime Satellite Organization. Our original purpose was to provide the satellite capacity necessary to improve maritime communications, with a particular emphasis on distress and safety communications in the maritime sector. Under that convention, we were required to operate on a commercial basis and to provide a return on the capital contributed to our business. In April 1999, we completed the transition to a private company.

Inmarsat Holdings Limited (the “Company”), a limited liability company organized and existing under the laws of England and Wales, was incorporated on 3 September 2003 with head office at 99 City Road, London

EC1Y 1AX, United Kingdom (telephone +44 (0)20 7728 1000). The Company was incorporated as Lavenderview Limited and changed its name to Inmarsat Holdings Limited on 6 January 2004.

Initial Public Offering (IPO) of Inmarsat plc (ultimate parent company) and Admission to the London Stock Exchange

Inmarsat plc (the ultimate parent company) successfully listed as a public company on the London Stock Exchange on 22 June 2005 raising approximately US$670.0m of gross primary proceeds on admission with the issue of 150m shares at a nominal value of €0.0005 and a price of £2.45 per share. The Company incurred approximately US$33.0m of underwriting and other associated costs.

The net proceeds raised in the IPO were used to repay in full €272.7m Subordinated Preference Certificates in June 2005. The remaining proceeds, in conjunction with surplus cash on the balance sheet at 22 June 2005 and a US$250.0m term loan under the New Senior Credit Facility, have been used to repay borrowings under the Previous Senior Credit Facility of US$728.0m. On 22 July 2005 the Group redeemed 35% of the 7 5/8 Senior Notes 2012 including accrued interest and redemption premium totaling US$184.9m. See “Item 5. Operating and Financial Review and Prospects—‘Liquidity and Capital Resources”.

The company issued 610,879,483 ordinary shares of €0.0005 each, for a cash consideration of US$312.0m (US$311.6m share premium) on 22 June 2005 to Inmarsat plc (ultimate parent company) and received a capital contribution of US$330.0m in the form of an intercompany loan. Repayment of the loan was waived by Inmarsat plc on 22 June 2005.

Launch of handheld service

On 4 September 2006, Inmarsat and ACeS International Limited (‘ACeS’) announced the signing and completion of collaboration arrangements to offer low-cost handheld and fixed voice services, initially in the Asian market with extended coverage expected subsequently using the Inmarsat-4 satellites. Under the collaboration arrangements, Inmarsat assumed responsibility for ACeS’ satellite and network operations, wholesale service provision and product and service development. ACeS now focuses on distribution of MSS products in the Asian land and maritime markets and has become a distributor of Inmarsat’s BGAN services.

As a result of these arrangements, Inmarsat took over support to the daily active base of approximately 10,000 terminals operated by ACeS, and management of 53 employees located at ACeS’ operational centre in Batam, Indonesia. Inmarsat will pay ACeS a total of US$15.0m over four years, of which an initial payment of US$4.0m was made on completion and further payments of in aggregate US$1.5m have since been made. The arrangements taken together constitute a business combination under IFRS 3, ‘Business Combinations’. Revenues in the land voice and maritime voice segments, as disclosed below, each contain a small element of revenue earned since completion.

To enable expanded handheld voice services coverage using the existing Inmarsat-4 satellites, Inmarsat has undertaken a process of network upgrades and an accelerated modernization of the ACeS satellite phones. It is currently intended that an interim service will be available over the majority of the Inmarsat-4 F1 footprint in the second half of 2007 and over the full Inmarsat-4 coverage area by the end of 2008.

Disposal of intra-group lease receivable asset

In December 2006 Inmarsat plc (ultimate parent company) announced the disposal of its wholly-owned subsidiary Burses Limited (formerly Inmarsat Leasing (Three) Limited). At the date of disposal, the sole asset of Burses Limited was an intra-group lease receivable. This lease amount, and an additional premium, was settled in full subsequent to the disposal. Following the settlement, the Group has no further liability to, or interest in Burses Limited. The disposal of the group lease receivable asset and subsequent termination resulted in the release of a deferred tax provision of US$58.1m, which offset our tax liability for 2006.

Refinancing of the three Inmarsat-4 satellites

On 8 March 2007, the Group completed a refinancing of the three Inmarsat-4 satellites. The satellites were leased by Inmarsat Global Limited (a wholly owned subsidiary of the Group) to Inmarsat Leasing (Two) Limited (a wholly owned subsidiary of the Group) in exchange for an upfront lease premium and a rental stream. The lease transferred substantially all the risks and rewards incidental to ownership of the satellites from Inmarsat Global Limited to Inmarsat Leasing (Two) Limited.

Arrangement Agreement among CIP UK Holdings Limited and CIP Canada Investment Inc and Stratos Global Corporation

On 19 March 2007, Inmarsat Finance III Limited (‘Inmarsat III’), a subsidiary of Inmarsat plc (its ultimate parent company), entered into a loan facility commitment with CIP UK Holdings Limited (‘CIP UK’) whereby Inmarsat III will provide up to US$475.0m to CIP UK, to fund a recommended offer for the purchase of the entirety of the issued share capital of one of our key independent distribution partners, Stratos Global Corporation (‘Stratos’) by CIP UK’s subsidiary, CIP Canada Investment Inc. (‘CIP Canada’). Subject to closing of the acquisition of Stratos by CIP Canada, Communications Investment Partners Limited, CIP UK’s parent company, will grant an option for Inmarsat III to acquire CIP UK in return for the consideration of the payment of US$750,000 which is payable upon completion. This option is not exercisable prior to 14 April 2009 and terminates on 31 December 2010. The option is exercisable for a further payment of between US$750,000 and US$1.0m.

The loan facility commitment comprises a Tranche A of US$250.0m to fund the equity consideration and deal costs, a Tranche C to support a refinancing of Stratos’s US$225.0m senior loan facility on completion of the acquisition, or (in the event that Tranche C is not drawn down) a Tranche B to support a mandatory tender offer for Stratos’s US$150.0m of bonds following completion of the acquisition. However, it is not currently expected that either Tranches B or C will be drawn (meaning the absolute size of the loan facility is likely to be US$250.0m), because it is expected that the Stratos senior lenders will consent to maintain the current facility in place following completion of the acquisition and that Stratos bondholders will not tender their bonds as the prevailing market price of the bonds is substantially above the mandatory tender offer price. The loan facility has a ten year term, is conditional upon the completion of CIP Canada’s acquisition of Stratos, bears interest at 5.75% per annum until 31 December 2010 (on a PIK basis to 14 April 2009) and 11.5% per annum thereafter, and is secured by means of a right of sale pledge over CIP UK’s shareholding in CIP Canada.

For more detail regarding Stratos’s importance to our business, see “Business Overview—Distribution” and “Item 10: Material Contracts—Commercial Framework Agreement.”

BUSINESS OVERVIEW

We are the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide through our global satellite and ground infrastructure network. We have nearly 30 years of experience in designing, launching and operating our satellite-based network and developing innovative services for end-users. From our fleet of ten owned and operated geostationary satellites, we provide a complete portfolio of mobile voice and broadband data services. End-users of our services operate at sea, on land and in the air, and include government entities such as the US Department of Defense and the UK Ministry of Defense, shipping companies such as Maersk, energy companies such as Shell, media companies such as CNN and the BBC, airlines such as British Airways, and international aid organizations such as the International Red Cross. Our revenues, operating profit and EBITDA under International Financial Reporting Standards for 2006 were US$500.1m, US$174.9m and US$331.7m, respectively.

During 2006, the maritime, land, leasing and aeronautical sectors of our business accounted for 57%, 23%, 12% and 6% of our total consolidated revenues, respectively. Currently, our services are available at transmission rates of up to 128 kbps via our Inmarsat-2 and Inmarsat-3 network of satellites; although higher rates are possible where multiple terminals are bonded. Our Regional Broadband Global Area Network (“R-BGAN”) service, of up to 144 kbps and our Broadband Global Area Network (“BGAN”) service to the land mobile sector of up to 492 kbps, are provided via our Inmarsat-4 satellites. Our BGAN service supports higher-bandwidth applications, including, videoconferencing, live videostreaming and large file transfer, together with standard office applications such as email, internet, secure LAN access and voice telephony. Our BGAN services have the same characteristics our end-users have historically enjoyed, including reliability, ease of use and security, and are supported by terminals that are smaller, more portable and cheaper than the terminals used to access our other services.

We have a successful launch and operating record, and have never experienced a satellite failure either upon launch or in orbit. Our current fleet of satellites includes three Inmarsat-2 satellites, launched in the early 1990s, five Inmarsat-3 satellites, launched between 1996 and 1998, and two Inmarsat-4 satellites, launched in March 2005 and November 2005 respectively. Our Inmarsat-2 satellites have remained in commercial operation beyond their original design lives and Inmarsat-3 satellites are expected to also. We currently expect that the last of our Inmarsat-2 satellites will cease commercial operation in approximately 2016, and that the last of our Inmarsat-3 satellites will cease commercial operation in approximately 2014.

The first Inmarsat-4 satellite was launched in March 2005 and began commercial service in the second quarter of 2005 as the primary satellite in the Indian Ocean region supporting our R-BGAN service, which was previously provided over satellite capacity we leased from Thuraya. The second Inmarsat-4 satellite was launched in November 2005 and began commercial services in the first quarter of 2006 as the primary satellite in the Atlantic Ocean region. The Inmarsat-4 satellites extend the commercial life of our satellite fleet to beyond 2020, and serve as the platform for our BGAN services and our to be launched voice service. Following deployment of the second Inmarsat-4 satellite, BGAN services are now available to approximately 85% of the earth’s landmass, covering approximately 98% of the world’s population. With the eventual launch of our third Inmarsat-4 satellite, the timing of which will depend on availability of a suitable launch vehicle, our BGAN coverage will extend across the globe. Each of our Inmarsat-4 satellites is up to 60 times more powerful and has up to 16 times more communications capacity than an Inmarsat-3 satellite.

We sell the majority of our mobile satellite communications services on a wholesale on-demand basis via a well-established, global network of distribution partners, who provide our services to end-users, either directly or indirectly through service providers. Our global network of distribution partners and approximately 444 service providers in approximately 180 countries on six continents provide our services to end-users worldwide. Our distribution partners are affiliated with some of the largest communications companies in the world, including BT, KDDI, Singtel and Telenor and also include other significant independent distribution partners, such as Stratos Global and France Telecom Mobile Satellite Communications. We have targeted new distribution partners to distribute our BGAN services either directly to end-users or through service providers. Pursuant to our Distribution Agreements, we charge our distribution partners wholesale rates, based on duration or volume of data transmitted or length of voice call according to the types of services they distribute to end-users, subject to annual volume discount arrangements.

In addition, third parties, such as the US Navy, lease mobile satellite communications services capacity from us through our distribution partners.

The following tables sets forth the breakdown of revenue by business sector in dollar terms and as a percentage of total consolidated revenues for the periods indicated:

	2006	2005	2004
	(US$ in millions)
Maritime	284.7	267.1	251.4
Land	116.1	121.8	133.7
Aeronautical	30.7	22.7	16.9
Leasing (including Navigation)	60.3	60.9	56.9

Total mobile satellite communications services	491.8	472.5	458.9
Subsidiaries disposed of in 2005	—	11.9	14.9
Other income	8.3	6.7	6.9

Total consolidated revenues	500.1	491.1	480.7

	2006	2005	2004
	(percentage)
Maritime	56.9%	54.4%	52.3%
Land	23.2%	24.8%	27.8%
Aeronautical	6.1%	4.6%	3.6%
Leasing (including Navigation)	12.1%	12.4%	11.8%

Total mobile satellite communications services	98.3%	96.2%	95.5%
Subsidiaries disposed of in 2005	—	2.4%	3.1%
Other income	1.7%	1.4%	1.4%

Total consolidated revenues	100.0%	100.0%	100.0%

Geographical Markets

The Group operates in one business segment, the supply of mobile satellite communications services. Within this one business class, we operate in the maritime, land, aeronautical and leasing sectors. Our management evaluates the performance of all four sectors as a unified whole. The performance of all business sectors is viewed as a single segment by the decision-makers of the Group.

We allocate revenues geographically based on the location of our distribution partners, whom we bill for mobile satellite communication services. These distribution partners sell services directly or indirectly to end-users, who may be located elsewhere. It is not possible for us to provide the geographical distribution of end-users, as we do not contract directly with them.

	2006	2005	2004
	(US$ in millions)
Europe	251.0	237.9	233.7
North America	155.5	154.1	151.0
Asia Pacific	86.2	85.6	76.3
Rest of the world	7.4	13.5	19.7

Total revenues	500.1	491.1	480.7

Our Services and End-Users

Our principal services are mobile satellite communications services, which in 2006 accounted for approximately 98% of our revenue.

Mobile Satellite Communications Services

End-users use our mobile satellite communications services at sea, on land and in the air. We provide mobile data and voice services on a wholesale, on-demand basis through user terminals that vary based on bandwidth capability, size, mobility, and cost and lease capacity. Some of our services are available only in specified sectors (e.g., maritime-only applications), while others are available across a number of market sectors.

In 1982, we introduced our first service, Inmarsat A, an analogue voice and low-speed data product focused initially on the maritime sector. Since 1982, we have introduced a series of digital data and voice products that have helped consolidate our position in the maritime sector, facilitated our entry into the land and aeronautical sectors and added increasingly high-speed data products to our portfolio.

We began to introduce our next-generation services based on higher bandwidth, which support applications requiring significantly higher data transmission rates. In late 2002, we introduced R-BGAN, our first next-generation product using satellite capacity we leased from Thuraya until July 2005. R-BGAN is available in approximately 150 countries across Europe, the Middle East, the Indian sub-continent, Africa, Russia and Latin America and much of South East Asia and Asia Pacific. R-BGAN offers packet-based data services at transmission rates of up to 144 kbps. Following the launch of our first Inmarsat-4 satellite in March 2005, we migrated all R-BGAN traffic from the Thuraya Satellite to our Inmarsat-4 satellite in July 2005 and the Thuraya lease was subsequently terminated. For more information on our R-BGAN terminals, see “—Our Services and End-users—End-user Terminals” below. Following the commencement of our BGAN service in December 2005 we expect our R-BGAN customers to transition to our BGAN services over time.

Our BGAN and Other Next-generation Services

BGAN

The broadband capability offered by our Inmarsat-4 satellites has allowed us to introduce a new generation of mobile satellite communications services. Our BGAN service is the first such service which we introduced in December 2005, and initially is targeting the land sector. BGAN offers end-users secure, reliable broadband for high-speed data applications. The service supports data transmission rates of up to 492 kbps, similar to, and in some cases higher than, the transmission rates planned for third generation (3G) terrestrial wireless networks, with the option of 64 kbps ISDN or QoS IP streaming at 32, 64, 128 or 256 kbps. Applications for BGAN include office applications (VPN and LAN), large file transfer, video store-and-forward, video live broadcast, video conferencing and high-quality, price-competitive voice telephony. BGAN supports services such as SMS, call waiting, call forwarding and voicemail. Our BGAN service was commercially launched in South America in April 2006 and North America in May 2006. Service is now available across approximately 85% of the world’s land mass, covering approximately 98% of the world’s population.

Other Next-generation Services

We are developing next-generation services for the aeronautical and maritime sectors, under the SwiftBroadband and FleetBroadband brands respectively. Our SwiftBroadband and FleetBroadband services will be accessed by end-users through dedicated terminals specifically designed for use in flight and at sea.

Maritime End Users

We are the leading global provider of mobile satellite communications services to the maritime sector. During 2006, the maritime sector represented 56.9% of our total revenues, of which approximately 35.4% was generated by voice services and 64.6% was generated by data services.

End-users of our services in the maritime sector include companies engaged in merchant shipping, passenger transport, fishing, energy and leisure, as well as government and maritime patrol organizations (such as navies and coast guards). Merchant shipping accounts for the bulk of our maritime revenues, as those ships spend the majority of their time at sea away from coastal areas and out of reach of terrestrial communication services.

Maritime end-users utilize our satellite communications services for the following:

•

Data and information applications.    Ships’ crews and passengers use our services to send and receive email and data files, and to receive other information services such as electronic newspapers, weather reports, emergency bulletins and electronic chart and their updates. The new data speeds we now offer allow video conference applications to work over the premium services which enables video conference calling from any ocean region around the world.

•

Vessel management, procurement and asset tracking.    Shipping operators use our services to manage inventory on board ships and to transmit data, such as course, speed and fuel stock. Our services can be integrated with a global positioning system to provide a position reporting capability. Many fishing vessels are required to carry terminals using our services to monitor catches and to ensure compliance with geographic fishing restrictions. Furthermore, new security regulations in certain jurisdictions are expected to require tracking of merchant vessels in territorial waters.

•

Voice services for passengers and crew.    Maritime global voice services are used for both vessel operations and social communications for crew welfare. Merchant shipping operators increasingly use our services to provide phone cards and or payphones for crew use with preferential rates during off peak times during the day.

With respect to existing services, we provide the following products to the maritime sector: Inmarsat A, Inmarsat B, Inmarsat C, Mini-C, Inmarsat D+, Inmarsat M, Mini-M, Fleet 33, Fleet 55, Fleet 77 and Fleet 77 128K and leases. These products offer voice service and data transmission rates ranging from 600 bps to 128 kbps.

Our Inmarsat A product is an analogue service, which offers voice and lower speed data transmission rates of between 9.6 and up to 64 kbps in some circumstances. We have notified end-users of our intent to cease supporting Inmarsat A at the end of 2007.

The remainder of our maritime services are digital, and typically offer higher-speed data transmission rates designed to meet increasing demand from shipping enterprises for cost-effective services and a broader range of applications, such as email and internet and intranet access.

In addition to our commercial activities, we provide GMDSS safety services to the maritime sector. Ships in distress use our safety services to alert a maritime rescue co-ordination centre of their situation and position. The rescue co-ordination centre then uses our services to co-ordinate rescue efforts among ships in the area. The IMO requires all cargo vessels over 300 gross tons and all passenger vessels, irrespective of size, that travel in international waters to carry distress and safety terminals that use our services. European Union regulation requires EU-registered fishing vessels longer than 16 meters, to carry terminals for the purpose of positional reporting of those vessels. Typically, our maritime terminals support our commercial services as well as our GMDSS services, which are not revenue generating. We are currently recognized by the IMO as the sole provider of the satellite communications services required for GMDSS.

The IMO may in the future allow other satellite communications service providers that meet the requisite safety service requirements to provide the services required for GMDSS.

Land-Based End-users

We are the leading global provider of mobile satellite communications services to the land mobile sector, providing services to areas not served or not served well by existing terrestrial communications networks. We believe that increasing workforce mobility and widespread demand for mobile communications devices capable of delivering higher data rates should contribute to increasing demand for our land-based data services by enterprise-level users operating outside the coverage of terrestrial networks.

During 2006, the land mobile sector represented 23.2% of our total revenues, of which voice services generated approximately 16.5% and data services generated approximately 83.5%.

Military and government agencies constitute the largest end-users in the land mobile sector and, similar to maritime end-users, demand reliable, high quality services. In addition to military and government users, aid organizations, media, construction, energy and transport companies utilize our services. Global security concerns, such as the recent conflicts and peacekeeping events in Afghanistan and Iraq and in response to natural disasters, continue to increase demand for our user terminals and services.

Our land-based end-users utilize our satellite communications services for:

•

Voice, data and videophone.    Media companies and multinational corporations use our services for video conferencing, business telephony and to provide pay telephony services for employees in communities inadequately served by terrestrial networks. Media organizations transmit live broadcast quality voice, live videophone and store-and-forward video footage and still images using our services.

•	Mobile and remote office connectivity. A variety of enterprises use our services to access voice calls data, email, digital images, internet and corporate network connections.

•

Vehicle and facilities management.    Our services are used to monitor the location of transport fleets and to conduct two-way communications with drivers. Governments and multinational corporations use our services to run applications that enable the remote operation of facilities such as lighthouses and oil pipelines.

We offer both data and voice services to land sector end-users. Other than R-BGAN and BGAN, all of our existing land services are available globally (excluding extreme polar regions).

With respect to existing services, we provide the following products to the land sector: Inmarsat A, Inmarsat B, Inmarsat C, Inmarsat D+, Inmarsat M, Mini-M, GAN, R-BGAN and BGAN. These products offer data transmission rates ranging from 600 bps to 492 kbps (or higher, where multiple terminals are bonded).

Higher speed versions of our Inmarsat A and B service offer data transmission rates up to 64 kbps and our GAN service up to 256 kbps by combining channels; a rate higher than that available over most existing terrestrial wireless networks. Our GAN service offers a seamless extension for corporate networks for email, internet access, remote office connectivity and document transfer. Our mobile packet data service, for which end-users pay by the volume of data received and transmitted, rather than by the amount of time that they are on a call, further enhances our GAN service by supporting IP standards. This facilitates more cost-effective services and a wider variety of applications.

Commercial BGAN services commenced over the Inmarsat-4 F1 in December 2005 offering data rates up to 492 kbps. BGAN supports IP data services as well as traditional circuit switched data and voice, simultaneously via small, lightweight terminals that are easy to set up and simple to use. Furthermore BGAN is the first mobile communications service to offer guaranteed data rates on demand (‘streaming’), to support real-time applications such as, ‘live’ news reports from the fields.

Aeronautical End-users

We are the leading global provider of mobile satellite communications services to the aeronautical sector. During 2006, the aeronautical sector represented 6.1% of our total revenues. In the aeronautical sector, our satellite communications services are used principally by commercial airlines and corporate jets, as well as governmental end-users. Inmarsat avionics from our hardware partners have become factory options for a range of airframe manufacturers in business aviation and air transport and has become standard equipment on certain aircraft.

Aeronautical end-users utilize our satellite communications services for:

•

Air traffic control communications (“safety services”).    Aircraft crew and air traffic controllers use our services for data and voice transmission to communicate between the flight deck or avionics and ground based control facilities. This includes the automatic reporting of an aircraft’s position, and controller-pilot data link communication for clearance and information services. For example, users co-ordinate revisions of flight plans en route and transmit aircraft systems’ data to the ground.

•

Aeronautical operational communications.    Aircraft crew and airline ground operations use our services for air-to-ground telephony and data communications. For example, users transmit aircraft systems’ “mission critical” condition data to the ground.

•	Aeronautical passenger communications. Aircraft passengers use our services for air-to-ground telephony, fax services and data communications.

With respect to existing services, we provide Inmarsat C, Inmarsat Aero H/H+, I, L, Mini M and Swift64 to the aeronautical sector. These products offer data transmission rates ranging from 600 bps to 64 kbps.

Consistent with our strategy to introduce higher-speed data services across all of our sectors, in 2002 we introduced Swift64, which transmits data and voice at 64 kbps (or up to 256 kilobits by combining channels). Corporate jets and government aircraft are the most significant users of this service, with growing demand from the civil aviation market.

We are currently the only satellite communications provider that complies with ICAO’s standards for the provision of aeronautical safety services, such as air traffic management and aircraft operational control.

End-user Terminals

Our data and voice services are provided over a range of communications terminals with different bandwidth capabilities, size, mobility and cost. Some of these terminals also provide maritime and air safety services. As size and portability are not as critical for maritime and aeronautical based users, the terminals available to these users are often larger, more expensive and satisfy the users’ requirements for stabilization and more stringent pointing capabilities (rather than portability). Other services and terminals, such as devices used for tracking and messaging, are also available.

Specialized third parties manufacture our user terminals and, except in the case of R-BGAN terminals, sell them to end-users directly or via their own independent sales channels, as do our distribution partners and service providers. In the case of end-user terminals for our R-BGAN services, we sell these terminals directly to our distribution partners. We establish the performance specifications of all terminals used to access our services with the terminal manufacturers. This helps us to ensure that our service quality objectives are met.

Our R-BGAN terminals are designed to provide access via our Inmarsat-4 satellites. BGAN terminals use the same Subscriber Identity Module cards as terrestrial wireless terminals. This inter-operability enables distribution partners and service providers to deliver a single bill to users for both their mobile satellite and terrestrial communications services, subject to the establishment of appropriate roaming agreements.

Thrane & Thrane, Hughes Network Systems and Add Value have developed terminals to access our newly introduced BGAN service. These manufacturers offer BGAN terminals for sale to end-users through their respective networks . We have not entered, and do not plan to enter, into any purchase commitments for BGAN terminals. We are also discussing the design of terminals to access other next-generation services with our manufacturing partners. Thrane & Thrane, EMS and JRC all provide terminals for our existing services.

Leasing

We lease capacity on our satellites to distribution partners who provide the capacity to end-users. Typically, our capacity leases are short term, with terms up to one year, although they can be as long as five years. The US Navy is currently the principal end-user of leased capacity on our satellites. We also lease specialized satellite navigation transponders on our Inmarsat-3 and Inmarsat-4 satellites primarily for the provision of navigation services to US and European civil aviation organizations, for up to five years. For 2006, total leasing revenues represented 12.1% of our total revenues.

Distribution

Existing Services

Our relationship with distribution partners for our existing services (other than R-BGAN and BGAN) is governed by distribution agreements, which took effect on 14 April 2004. All of our distribution partners apart from those previously who had signed a R-BGAN Distribution Agreement are required to execute a commercial framework agreement and at least one distribution agreement. For existing services under these agreements:

•	we do not set the prices end-users pay for our services;

•	we cannot contract with end-users of our services;

•	with respect to our existing demand-assigned and lease services (but excluding R-BGAN and BGAN) and with very few exceptions, we can only have a direct contractual relationship with companies (whether distribution partners or other entities) that operate Land Earth Stations. With respect to our R-BGAN, BGAN and lease services under the Inmarsat-4 narrow spot beams, this arrangement has changed, as we may contract with other distribution partners and we will handle the landing of all traffic relating to these services from our own Satellite Access Stations; and

•

we have agreed wholesale prices and volume-based discounts for most of our existing services until at least 31 December 2008. For more information, see “Item 5: Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effect of volume discounts under our commercial framework agreement and new master distribution agreement”.

R-BGAN and BGAN Services

We distribute our R-BGAN services and our BGAN services through certain of our existing distribution partners (who include R-BGAN and BGAN services in their suite of Inmarsat services which they offer to end-users), as well as through new distribution partners who focus exclusively on our R-BGAN and BGAN services. To date, we have entered into R-BGAN distribution agreements with 16 distribution partners, of whom seven are new distribution partners. We have also entered into BGAN distribution agreements with 16 distribution partners for our BGAN services.

This group of distribution partners has been selected on the basis of strength to deliver our BGAN service to key end-user markets, including media and energy industries, and distribution partners’ willingness to invest significant resources to collaborate with us in the development and marketing of our BGAN services.

Under the Distribution Agreements in respect of our R-BGAN and BGAN services:

•	we do not set the prices end-users pay for our services;

•	we cannot contract with end-users of our services;

•

we may appoint new distributors (who are not existing distribution partners) in accordance with agreed selection criteria related to the capability, stability, liquidity and performance of those distributors; and

•	we have agreed to volume-based discounts for our next-generation services until at least 31 December 2008.

For more information on the Distribution Agreements, see “Item 10: Additional Information—Material Contracts.”

Sales and Marketing

Our sales and marketing organization is designed to reflect our strategy as a focused wholesaler, which is based on our extensive network of distribution partners and service providers. Our sales and marketing organization interacts closely with our distribution partners and certain service providers to support them in marketing our existing and new mobile satellite communication services services to end-users. We engage in limited targeted joint marketing activities with them to attract end-users to our services. At the same time, a key function of our sales and marketing organization is to gather, review and analyze end-user market intelligence as an important input as we define our business and product strategy.

Our Network and Technology

Our Network

Our network is one of the largest satellite-based global mobile communications networks in the world. It comprises:

•	our fleet of 10 owned satellites in geostationary orbit;

•	land earth stations owned by our distribution partners, which transmit and receive our communications services to and from our satellites;

•

two satellite access stations each comprising 2 antennae, one of which transmits and receives our R-BGAN traffic to and from our satellite network and both of which transmit and receive our BGAN traffic to and from our satellite network; and

•	a range of wireline communications links to terrestrial communications networks, which are procured or provided by our distribution partners (except for BGAN devices).

Our network is supported by four prime and three back-up tracking, telemetry and control stations and four principal network co-ordination stations owned by third parties located at different points around the globe. Our network operations centre and satellite control centre are in London. These facilities are further supported by a fully redundant disaster recovery site elsewhere in the United Kingdom.

We have began construction of a third satellite access station in Hawaii USA, which will transmit and receive our BGAN traffic to and from our satellite network.

Our Satellites

The key characteristics of our existing and planned geostationary satellites are summarized in the following table.

Key characteristics	Inmarsat-2	Inmarsat-3	Inmarsat-4
Number of satellites	3 (all in orbit)	5 (all in orbit)	2 in orbit 1 awaiting launch

Coverage and spot beams	Global beam	Global beam and seven wide spot beams(1)	Global beam, 19 wide spot beams(1) and 200+ narrow spot beams(2)

Launch dates	October 1990 - April 1992	April 1996 - February 1998	F1 launched March 2005 F2 launched in November 2005 and F3 awaiting a launch date

Orbital position (on the equator)	143.5E, 98W, 109E	64E, 15.5W, 178E, 142W, 25E	64E, 53W, 178E

Geographic coverage	Global (other than extreme polar regions)	Global (other than extreme polar regions)	85% of the earth’s land mass(3)

Manufacturer	British Aerospace	Lockheed Martin	Astrium

Payload(4)	Hughes	Marconi	Astrium

Launch vehicle	Delta, Ariane	Atlas Centaur, Proton, Ariane	Atlas V (first launch) Sea Launch (second launch)

Cost (including launch insurance)	US$675m	US$895m	US$1.1 billion(5)

(1)	A wide spot beam has an average diameter of approximately 3,400 kilometres (2,100 miles), covering an area approximately the size of the continental United States.

(2)	A narrow spot beam has an average diameter of approximately 800 kilometres (500 miles), when pointed directly at the geographical regional immediately below the satellite (the “sub-satellite point”). This equates to an area approximately the size of Kenya. As the spot beam geographical coverage progressively moves away from the sub-satellite point, the geographical area covered by a narrow spot beam also progressively increases.

(3)	Excludes the extreme North Atlantic Ocean, most of the Pacific Ocean, Alaska and parts of Australia, Japan and the west coast of North America. Successful deployment of Inmarsat-4 F3 satellite will provide global coverage.

(4)	Payload refers to communications subsystem.

(5)	Based on our estimate of the costs to build, launch and insure three Inmarsat-4 satellites. Excludes the development cost of building our two land earth stations and end-user terminals.

Our Inmarsat-2 and Inmarsat-3 Satellites

Each of our Inmarsat-2 satellites and Inmarsat-3 satellites covers up to one third of the earth’s surface, giving our existing services (other than R-BGAN and BGAN) a global reach (except for the extreme polar regions).

Our satellites take advantage of the relatively wide coverage patterns of the antennae of mobile ground terminals with which they communicate to operate in orbits slightly inclined to the equatorial, thus reducing their station-keeping fuel requirements and thereby extending their manoeuvring lifetimes. The satellites contain on-board fuel to support both regular position maintenance manoeuvres and possible relocations to new orbital locations. All manoeuvres consume on-board fuel and therefore reduce the remaining station-keeping life of a satellite. We have managed the manoeuvres of our satellites in order to optimize the usable life of our satellite fleet.

In 2006 we de-orbited one of our four Inmarsat-2 satellites and now have only three of our Inmarsat-2 satellites remaining in orbit.

Our Inmarsat-4 Satellites

In May 2000, we entered into a contract with Astrium SAS for the development and construction of three Inmarsat-4 satellites. These satellites are designed to support high-bandwidth data services by incorporating higher-power transponders that can be focused into narrower beams than our earlier satellites. Each of our new Inmarsat-4 satellites has more than 200 narrow spot beams and 19 wide spot beams in addition to its global beam. The satellites also employ technology that enables us to adjust the size, shape and power of spot beams to meet changing user demand. The design of the spot beams on our Inmarsat-4 satellites allows us to use the available spectrum more than 12 times more efficiently than is possible on our Inmarsat-3 satellites. Each operational Inmarsat-4 satellite is 60 times more powerful than an Inmarsat-3 satellite (measured by maximum EIRP) on the narrowest spot beam, and each of our Inmarsat-4 satellites will be capable of providing approximately 16 times more communications capacity than each of our Inmarsat-3 satellites, based on estimates of forward and return data rates of GAN services on the Inmarsat-3 satellites and BGAN on our Inmarsat-4 satellites.

The initial orbital positions of our two Inmarsat-4 satellites enable us to deliver BGAN services to approximately 85% of the earth’s land mass, covering approximately 98% of the earth’s population. Following the planned launch of our third Inmarsat-4 satellite, the timing of which will depend on launch vehicle availability, our Inmarsat-4 coverage will extend across the globe.

We have exercised an option, with Lockheed Martin Commercial Launch Services, Inc. for the launch of our third Inmarsat-4 satellite on an Atlas V launch vehicle. On the basis of the current manifest, we have a launch period allocation in mid-2009 but we have requested an accelerated launch under the contract and are continuing to explore all options for an earlier launch.

Ground Infrastructure

Ground Infrastructure for Inmarsat-2 and Inmarsat-3 Satellites

Our existing satellites receive and transmit our existing communications services through a network of land earth stations that are owned by our distribution partners. These land earth stations procure or provide the connections required to link our satellite system with terrestrial communications networks. Under the Distribution Agreements, we are restricted from owning or establishing land earth stations that access our existing services (other than R-BGAN and BGAN) except in limited circumstances.

Our satellites are controlled from our satellite control and network operations centre in London via tracking, telemetry and control ground stations situated in Canada, Italy, Norway, China, New Zealand and Russia. Typically with a repetition rate of about every 16 seconds our satellites transmit a set of data about themselves comprising thousands of parameters. From our satellite control centre we manage each satellite’s on-board system, maintain each satellite within its designated orbital location and monitor the performance data transmitted from each satellite, taking corrective actions as required. Our network co-ordination stations allocate channels among the land earth stations in their regions. Our satellite control centre, our six ground stations and our four principal network co-ordination stations are all connected by a variety of leased communications links.

Our operation and control infrastructure is designed to ensure that redundant facilities are available should components in our operation and control system fail. Most of our satellites can be controlled from two ground stations, and we have a fully redundant back-up control centre in England that mirrors the functionality of our primary satellite control and network operations centre in London. Over the three years ended 31 December 2006, our average network availability for our heritage services exceeded 99.99%.

Ground Infrastructure for Our Inmarsat-4 Satellites

Our Inmarsat-4 satellite system is supported by existing land earth stations with respect to the transmission and receipt of our existing services, following their migration from the Inmarsat-3 constellation to the Inmarsat-4 constellation.

We have built two Satellite Access Stations (“SASs”) to transmit and receive our BGAN services via the Indian Ocean Region and Atlantic Ocean Region (West) Inmarsat-4 satellites, and in early 2007 we began construction of a third SAS in Hawaii, USA. The existing stations are located at Fucino in Italy and at Burum in the Netherlands each consisting of two separate antennae and sufficient equipment to operate the BGAN services over one or both of the Inmarsat-4 satellites. These stations thus provide complete site redundancy in case of partial or total outage of one SAS station. The third SAS in Hawaii will provide global visibility to our Inmarsat-4 fleet once the third Inmarsat-4 satellite is launched. We have entered into contracts with Telespazio S.p.A., with Stratos Global (one of our existing distribution partners which Inmarsat Finance III has the option of acquiring from April 2009 to December 2010.) and with Intelsat Limited, to prepare and operate the Fucino SAS, the Burum SAS and the Hawaii SAS, respectively.

In respect of our to be launched voice services over Inmarsat-4 F1, we are currently working with Philippine Long Distance Telephone Company to establish a gateway in Subic Bay, the Philippines.

Billing

Our billing systems collect and process data relating to all communications services we provide over our satellite network.

For circuit-switched Existing and Evolved data and voice services, where capacity is provided on a demand-assigned basis, our charges for the service commence from the time that one of our network co-ordination stations assigns a channel (when a signal is received by the network co-ordination station from one of our satellites) and end when the channel is released. We measure utilization to the nearest hundredth of a second. Services billed on this basis include all Existing and Evolved voice services and our Inmarsat A, Inmarsat B, Mini-M, Swift64, Fleet and GAN ISDN data services.

For packet-switched Existing and Evolved services, provided on a demand-assigned basis, we charge on a usage basis according to the volume of data transmitted. Examples of such services include GAN Mobile Packet Data, Fleet Mobile Packet Data, Swift Mobile Packet Data, Inmarsat C and certain aeronautical data services.

We also utilise selected satellites to provide dedicated leased capacity for various Existing and Evolved services, and to provide specialized navigational transponder facilities. Lease charges are determined by satellite availability, lease duration, and the capacity, measured by service type, power and bandwidth, provided under the lease.

For packet-switched BGAN services, all of which are provided on a demand-assigned basis we charge according to the volume of data transmitted. We market a number of rate plans, some of which feature advance payment in return for reduced rates and the facility to utilize the associated traffic allowance over an extended period of time. Streaming services are guaranteed IP communications services and are charged by duration of call.

Capacity provided on a demand-assigned basis is invoiced monthly and payable by the distribution partner on a monthly basis. Where capacity is leased, invoices are generated and payable by the distribution partner on a basis appropriate to the duration of the lease. Typically, for leases of 12 months or less, invoices are payable prior to commencement of the lease.

Insurance of Our Business and Insurable Assets

Insurance of Our Satellites

In-orbit insurance.    In March 2006 we obtained in-orbit insurance for our first two Inmarsat-4 satellites until November 2007. The cost of obtaining insurance varies as a result of either satellite failures or general conditions in the insurance industry. For future years, in-orbit insurance policies for our Inmarsat-4 satellites may not continue to be available on commercially reasonable terms, or at all. We intend to maintain commercially prudent levels of in-orbit insurance for our Inmarsat-4 satellites on expiry of the existing in-orbit insurance coverage.

We do not intend to obtain in-orbit insurance for our Inmarsat-2 or Inmarsat-3 satellites due to the high level of operational flexibility in our satellite fleet as a whole.

Third Party Liability Insurance.    We also maintain third-party legal liability insurance. This insurance cover is in respect of sums which we might become legally obligated to pay for bodily injury or property damage caused by an occurrence related to services provided through the Inmarsat network or arising out of the ownership and/or operation of the Inmarsat fleet of satellites and including liability arising under the Convention on International Liability for Damage Caused by Space Objects (TIAS 7762) and the United Kingdom Outer Space Act 1986.

Intellectual Property

Our Brand

Our main brands are “Inmarsat” and “Via Inmarsat”. The “Inmarsat” word is a trademark licensed to us exclusively and perpetually by the International Mobile Satellite Organization (“IMSO”). We have the right to have IMSO apply for registration of this trademark in the name of the IMSO in any country in the world. The trade mark is currently registered for equipment and services that are important to our business in countries including Australia, Brazil, the Netherlands, Belgium, Luxembourg, Canada, China, France, Germany, Norway, Singapore, Mexico, New Zealand, UAE, Egypt, Japan, Russia, South Africa, the United Kingdom and the United States.

Our license from IMSO allows us to grant sub-licenses. We have granted non-exclusive and royalty-free sub-licenses to, among others, our distribution partners and service providers to use our “Via Inmarsat” brand on the basis of the IMSO License.

In addition to the trademark licensed to us by IMSO, we own both registered and unregistered trademarks that are important to our business. These marks include “Fleet”, “Swift64”, “BGAN”, “Total Communications Network” and “Broadband for a Mobile Planet”.

Protecting Our Technological Developments

We use reasonable efforts to protect certain significant technology by filing patent applications in key jurisdictions. Our key jurisdictions vary depending on the technology involved. Patent applications are ordinarily filed in the United States, key European countries, Hong Kong, China, Canada, Mexico, the UAE and Japan. Priority applications are usually filed in the United Kingdom.

In addition to the above, or where patent protection is not possible or practicable for us, we seek to protect significant information about our technology, or “know-how”, by releasing it only to those third parties who have a reasonable need to access it (for example, for “Inmarsat Purposes,” in connection with the design, development, manufacture, reconstruction, modification, establishment, operation or maintenance of equipment, components or software capable of use, either directly or indirectly, with the satellites and other centralized infrastructure owned, leased or operated by or on behalf of Inmarsat) and who have signed confidentiality agreements or license agreements containing strict confidentiality obligations.

Key Operational Software

We own some of the key operational software used in our satellite control and network operations centre because it was created by our employees or by outside consultants who have transferred their intellectual property rights in that software to us. Our main software of this kind is an operational alarms and measurement system used in our network operations center, together with the Inmarsat Storm Satellite Support System suite of software used to control our satellites.

The rest of our operational software is custom software designed by either third parties who have retained the intellectual property rights in it, but licensed those rights to us (normally on a non-exclusive, royalty-free, perpetual, worldwide basis) for use for Inmarsat Purposes (as defined above), or by our employees based on existing software supplied by third parties who have granted to us licenses to adapt that software.

All our key operational software is supported by appropriate technical maintenance and support arrangements that are either provided by our own employees or by third parties.

Competition

Introduction

The global communications industry is highly competitive. We face competition from a number of communications technologies in various of the target sectors for our services. It is likely that we will continue to face significant competition in some or all of our target sectors in the future.

Global Mobile Satellite Communications Services Competitors

Although we pioneered the provision of global mobile satellite communications services when we commenced providing our services in 1982, we currently face competition from two mobile satellite communications services operators, Iridium (global) and Globalstar (multi-regional) It is likely that we could face significant competition in the future from global network operators, which may adversely affect end-user take-up of our services and affect our revenues. We may also face competition in the future from other companies that develop global mobile satellite communication networks. For more information, see “Item 3: Risk Factors—Risks Relating to Our Business—The global communications industry is highly competitive”.

In 1998, Iridium, a global mobile satellite operator with a low-earth orbit system, commenced operations. After filing for US bankruptcy protection in March 2000, Iridium recommenced service in early 2001. Since then, we have faced increasing competition from Iridium in some of our target markets, particularly in relation to voice and our lower speed mini-M data service in the land and maritime sectors. Iridium provides data and voice services at rates of up to 9.6 kbps using compression software. The terminals used to access Iridium services are handheld devices that are smaller and less expensive than the terminals used to access our traditional services. In addition, Iridium’s end-user call charges are competitive with, and in some cases cheaper than, the rates offered by our distribution partners and service providers for our comparable services (not handheld).

Globalstar, which operates a multi-regional low-earth orbit system, began introducing commercial services in 2000. Despite near-global satellite coverage, Globalstar’s service is available only on a multi-regional basis as a consequence of gaps in its ground transmission facilities but for which they have plans to reduce such gaps. The Globalstar system provides data and voice services at transmission rates of up to 9.6 kbps. The terminals used to access Globalstar services are handheld devices that are smaller and less expensive than the terminals used to access our services. They can also be used to access GSM terrestrial wireless communications services. Globalstar’s end-user call charges are competitive with, and in some cases cheaper than, the rates offered by our distribution partners and other service providers for our comparable services.

In February 2002, Globalstar filed for bankruptcy protection, which it exited in 2004 following its acquisition by Thermo Capital Partners. Globalstar was required to list publically by October 2006 under the conditions to exit from Chapter 11, and did so at that time, raising gross proceeds of approximately US$127.5m.

In March 2005, Globalstar applied to the FCC for authorization to provide an integrated mobile satellite communication services/ATC service in the United States. Both Iridium and Globalstar operate in a separate part of the spectrum to us, in the “Big LEO” band, meaning that they do not interfere with our L-band operations or compete for spectrum in the L-band.

In February 2007, Globalstar announced that it was experiencing accelerated degradation of the amplifiers for S-band satellite communications in many of its satellites. This degradation will result, by some time in 2008 unless remedied, in a significant adverse impact on Globalstar’s ability to provide uninterrupted two-way voice and data services on a continuous basis in any given location. According to its announcements, Globalstar continues to pursue a technical solution to this problem, but to date has been unable to correct it and may be unable to do so.

Regional Mobile Satellite Communications Services Competitors

There are a number of regional mobile satellite operators with whom we compete in the provision of services to end-users who do not require global or multi regional services. All of these competitors operate geostationary satellites. Some of them provide data and voice services at transmission rates ranging from 2.4 to 9.6 kbps while others provide data at transmission rates of up to 144 kbps. Our regional mobile satellite competitors currently include Thuraya, principally in the Middle East and Africa, MSV in the Americas, Optus MobileSat in Australia, INSAT 3C in India and N-Star in Japan.

Thuraya offers voice and low-speed data services at transmission rates of up to 9.6 kbps in Europe (excluding parts of Scandinavia), Northern and Central Africa, the Middle East, parts of Central Asia and the Indian subcontinent. Thuraya has announced plans to launch a new satellite with extended Asian coverage in 2007. Thuraya introduced a higher data rate service in 2005 that provides data at transmission rates of up to 144 kbps.

MSV offers voice and low-speed data services in the Americas using notebook devices that are smaller in size and less expensive than comparable Inmarsat terminals such as Mini-M. On 8 November 2004, the FCC issued an order granting MSV an ATC license and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. For more information, see “Part 1: Risk Factors—Risks Relating to Our Business—Applications by our competitors to use L-band spectrum for terrestrial services or on an ancillary basis could interfere with our services”.

Each of Thuraya and MSV operate in the L-band, the latter in Region 2 (the Americas) and the former in Region 3 (Asia and Australia) and Region 1 (Europe, Middle East and Africa), and therefore compete with us for spectrum allocations in the L-band.

ICO Global Communications Inc. and TMI/Terrestar Networks Inc. are planning to deploy integrated mobile satellite communication services/ATC service in North America, in 2007 and 2008 respectively. They will operate in the 2 GHz band, which will not interfere with our L-band operations. Because there is more contiguous spectrum available in the 2 GHz band, they will be able to provide higher-speed multimedia services.

VSAT Service Competitors

We face emerging competition in some of our target market segments from communications providers such as Sealink who operate private networks using VSATs or hybrid systems to target business users. VSATs are fixed or transportable terminals that access higher bandwidth services provided over satellite systems operating in the C-band and Ku-band radio frequencies. As well as new operators entering this area, the likely addition of further FSS satellite capacity may provide further competitive price pressure on the cost to end-users of VSAT services. Communication services provided by VSATs are primarily targeted at users who have a need for high-volume or high-bandwidth data services. As VSATs are typically larger and heavier than the terminals that access our services and must be fixed to a stabilized platform for maritime use before they can be used, they are best suited for users for whom the size, weight and mobility of terminals are not as critical. Technological innovation in VSAT terminals, together with increased C-band and Ku-band coverage and commoditization, have increased the competitiveness of VSAT and hybrid systems in some traditional mobile satellite communication services sectors by permitting smaller, more flexible and cheaper systems.

Terrestrial Competitors

We do not currently compete directly with existing terrestrial communications service providers; instead, we provide services primarily in areas terrestrial networks do not serve at all or for which they are not fit.

However, gradual extensions of terrestrial wireline and wireless communications networks and technologies to areas not currently served by them may reduce demand for our existing services and other services that we expect to provide. We expect that future extensions of terrestrial networks will be driven by economic returns generated by extending wireline or wireless networks. We also expect that many underdeveloped areas will be too sparsely populated to generate returns on investment required to build terrestrial communications networks. Unlike our terrestrial competitors, we can provide communications services to these underdeveloped areas at no incremental cost.

Galileo

Galileo is the European Union project to develop a new, advanced global satellite navigation system. Galileo will be implemented through a Public Private Partnership (PPP). Inmarsat is a founder shareholder of the Galileo Operating Company (GOC). The GOC will procure, distribute and operate all Galileo services.

Inmarsat will also have the overall management leadership of one of the prime contractors to the GOC—the Galileo Operations Company (OpCo). OpCo will be responsible for operating and maintaining the Galileo System throughout the PPP Concession period.

REGULATION

Introduction

Our business is regulated by a number of national and international regulatory authorities. We are subject to the regulatory authority of the government of the United Kingdom, as well as of the national authorities in the countries in which we operate. We are also subject to the regulations of various international organizations, including the ITU, IMSO and the EU.

The regulation of our business can be divided into three broad categories:

1.	rules governing the operation of our satellite system, which can in turn be divided into four areas:

•	launch and operation of satellites;

•	allocation and licensing of space orbital locations and associated electromagnetic spectrum;

•	licensing of ground infrastructure; and

•	licensing of end-user terminals (on the ground, at sea or in the air) and telecommunications services;

2.	antitrust and competition laws, which are generally applicable to national and international businesses; and

3.	other regulations, including rules restricting the export of satellite-related equipment and technology and public service obligations applicable to our business.

Regulation of Our Satellite System

UK Outer Space Act 1986

Our activities in outer space are regulated by the UK Outer Space Act 1986, which implements into UK law obligations under various international treaties. The Outer Space Act prohibits us from, among other things, operating a space object and carrying on any activity in outer space without a license from the UK Secretary of State for Trade and Industry issued under the Outer Space Act. Accordingly, we have obtained licenses under the Outer Space Act for our eleven in-orbit satellites and we will apply for a license for our third Inmarsat-4 satellite at the appropriate time once a launch date has been established.

Under the UK Outer Space Act, we are obliged to provide an indemnity to the UK government for an unlimited amount for any claims brought against it as a result of our licensed activities (for example, any actions brought against the UK government if one of our satellites were to collide with another spacecraft). We are also required by our licenses to obtain insurance of up to £100m per satellite to be used to pay any sums to the UK government in respect of this indemnity, which amount may be increased in the future by the UK government. We have obtained the required insurance for all our in-orbit satellites. Inmarsat will actively participate in the consultation on the review of the Outer Space Act and the licensing conditions foreseen in 2007.

International Telecommunication Union Filings and Co-ordination Procedures

The ITU is the United Nations treaty organization responsible for worldwide co-operation and standardization in the telecommunications sector. The ITU registers radio frequency bands and orbital locations used by satellites and publishes the Radio Regulations, which set out detailed rules for use of spectrum.

Pursuant to the Radio Regulations, national regulators are required to file technical information with the ITU relating to the proposed satellite systems of operators under their jurisdiction. Ground-based transmission facilities operated by us or our distribution partners, called land earth stations, which connect our satellites to terrestrial communications networks, are also subject to the Radio Regulations if the land earth station co-ordination area crosses an international border.

All necessary filings for our in-orbit satellites have been made on our behalf by the UK Radiocommunications Agency (which, from 29 December 2003, was incorporated into and replaced by the UK Office of Communications, known as OFCOM). Once filings have been made with the ITU, a frequency co-ordination process follows to ensure that each operator’s services do not cause unacceptable interference to the services of other operators. The negotiations are conducted by the national administrations with the assistance of satellite operators. The timetable and procedures for co-ordination are also governed by the Radio Regulations. We have co-ordinated frequencies in the mobile satellite services spectrum at L-band (1.5 and 1.6 GHz) for communication between our satellites and end-user terminals, as well as frequencies in the C-band (4 and 6 GHz) for communications between land earth stations and our satellites. We also have co-ordinated frequencies in the C-band for our tracking, telemetry and command signals to and from our satellites.

Frequency in the L-band is supposed to be allocated on an annual basis in a regional multilateral co-ordination process, which takes place annually through two separate and independent regional operator review meetings among satellite operators using frequencies in the L-band. One meeting involves operators whose satellites cover North America (known as Region 2), while the other involves operators whose satellites cover Europe (known as Region 1), Africa, Asia and the Pacific (collectively known as Region 3). Both of these groups co-ordinate our use of frequencies in South America. In each case, satellite operators co-ordinate frequencies and assign spectrum by consensus. It is always possible to agree frequency allocation and co-ordination on a bilateral basis between operators outside this multilateral process, subject to non-interference with third parties.

In the past, we have been able to secure sufficient spectrum through these co-ordination meetings to provide all our services. However, satellite operators at the North American meeting have been unable to agree to further meetings since 1999; therefore, those operators have been required to operate on a non-harmful interference basis since then. Additionally, MSV has recently challenged our right to a small amount of our current North American spectrum, claiming that MSV has the right to use that spectrum. We have rejected that claim, and we believe the appropriate forum for spectrum allocation would be the next round of multilateral co-ordination meetings of North American operators.

We have participated in the Annual Operations Review Meeting for Regions 1 and 3 in December 2006. The meeting has successfully developed a Spectrum Sharing Arrangement (SSA) for the year 2007, resolving previous disagreements with Thuraya. This SSA has been agreed by all operators including Thuraya.

Increased competition for spectrum and orbital locations (and/or disputes with parties to regional co-ordination processes) may make it difficult for us to retain rights to use the spectrum and orbital resources we require either generally or in relation to particular regions or countries. We cannot guarantee that we will be able in the future to retain spectrum and orbital rights sufficient to provide our existing or future services. We also cannot determine to what extent regulatory authorities will charge us or our distribution partners for the use of mobile satellite service spectrum or how much would need to be paid to acquire or retain such spectrum in the future. To the extent we or our distribution partners are unable to retain the rights to use such spectrum or are required to pay for such use (by spectrum auctions or otherwise), our ability to provide services may either be limited or become more costly, which may harm our business or our results of operations.

Use of Mobile Satellite Service Spectrum to Provide Terrestrial Communications Services

In January 2003, under the ATC Ruling the FCC decided to permit mobile satellite service operators to use their assigned mobile satellite service frequencies to provide ancillary terrestrial wireless communication services in the United States as part of an integrated service.

On 8 November 2004, the FCC issued an order granting MSV an ATC license and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. On 10 February 2005, following a series of petitions and requests for reconsideration, the FCC clarified the ATC Ruling by the MOO which, inter alia, settled the applicable rules on inter-system interference and other general requirements for integrated mobile satellite communications services/ATC systems.

On 1 March 2005, Globalstar filed and was granted an ATC license in early 2006. Globalstar is proposing to operate its ATC system in the Big LEO band, a different part of the spectrum from the L-band, which we use for our mobile satellite communications services, so it should not cause any interference to our services.

The implementation of ATC services by mobile satellite communications services operators in the United States or other countries may result in increased competition for the right to use L-band spectrum, and such competition may make it difficult for us to obtain or retain spectrum resources we require for our existing and future services. In addition, the FCC’s decision to permit integrated mobile satellite communications services/ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of integrated mobile satellite communications services/ATC services would likely cause to other mobile satellite communications services operators, such as us, who use the L-band spectrum. If the FCC’s assumptions with respect to the use of L-band spectrum for integrated mobile satellite communications services/ATC services prove inaccurate, or a significant level of integrated mobile satellite communications services/ATC services is provided in the United States, the provision of integrated mobile satellite communications services/ATC services could interfere with our satellites and user terminals, which may adversely impact our services. For example, the use of certain L-band spectrum to provide integrated mobile satellite communications services/ATC services in the United States could interfere with our satellites providing communications services outside the United States where the “footprint” of those satellites overlaps the United States. Such interference could limit our ability to provide services that are transmitted through any satellite visible to the United States. Three of our Inmarsat-3 satellites are and two of our Inmarsat-4 satellites will be visible to the United States. In addition, users of our terminals in the United States could suffer interruptions to our services if they try to use their terminals near ATC terrestrial base stations used to provide integrated mobile satellite communications services/ATC services. In the event that we anticipate significant usage of mobile user terminals near ATC terrestrial base stations, it may be necessary for the manufacturers of the mobile terminals to modify their products to make them less susceptible to interference, or for us to develop new call set-up procedures which will redirect traffic to frequencies that are adequately removed from transmissions by nearby ATC base stations.

Regulatory authorities in other countries may implement similar proposals for ATC services. In May 2004, Industry Canada, the Canadian regulator, decided in principle to allow ATC services in Canada. European regulators are currently considering the technical and regulatory issue which would arise if mobile satellite communications services operators were authorized to provide terrestrial services, including ATC, in 2 GHz bands. A consultation on the timetable, selection process and conditions for award of authorization is expected in 2007.

Other National Satellite Operator Authorizations

While in the majority of countries we have not been required to obtain specific telecommunications or spectrum licenses to transmit our satellite signals or offer our existing services we have obtained specific telecommunications or frequency licenses with respect to our existing services in Australia, Belgium, Ecuador, Egypt, France, Germany, Iraq, Italy, Kenya, Netherlands, Spain and Switzerland. Additional countries are considering whether to implement such license requirements. To date, the requirements imposed on us to obtain these licenses have been minimal and the associated costs are low.

In Australia, we have a license for the transmission of our satellite signals to and from the terminals used to access our services as well as a carrier license. In Switzerland, we have a license for the provision of our services in that country. In Brazil, we originally obtained a 15-year spectrum license for our Inmarsat-3 satellites, which commenced in 2000. This license required that our services be distributed to service providers through a Brazilian company and that those services be billed in local currency. These requirements could not be met without amending our agreements with our distribution partners. So by agreement with the regulator, we surrendered our Brazilian spectrum license, which was replaced with a license jointly issued to our distribution partners, under which our distribution partners can distribute through individual Brazilian companies. We are currently supporting our distribution partners in obtaining new licenses to operate over our Inmarsat-4 satellites.

Increasingly, regulatory authorities are imposing fees and introducing new regulatory requirements on businesses that use radio frequencies, which could significantly affect our business, including by imposing new and unforeseen additional costs and limiting our ability to provide existing or new services. We cannot determine to what extent regulatory authorities will charge us or our distribution partners for the use of mobile satellite communications services spectrum, or how much would need to be paid to acquire or retain such spectrum in the future. To the extent we or our distribution partners are unable to retain the rights to use such spectrum, or are required to pay large amounts for such use (by spectrum auctions or otherwise), our ability to provide services may either be limited or become more costly, which may harm our business or the results of our operations.

Regulation of Use of Ground Infrastructure

Our agreements with our distribution partners who operate the land earth stations that connect our satellites to terrestrial communications networks includes provisions to ensure that they hold the appropriate licenses to operate their land earth stations. We provide assistance to our distribution partners both by ensuring they are aware of licenses they may require in the jurisdictions where they sell our services, and by assisting them to obtain the necessary licenses.

Our satellite control and network operation centre in London does not require individual licenses under UK communications law. The ground stations that control and monitor our satellites are operated by third parties (under service contracts with us) that are responsible for ensuring that they are appropriately licensed under national regulations.

The ground infrastructure that we have developed for our BGAN services comprises fewer land earth stations than we have relied upon for the distribution of our existing services. However, it is possible that the regulatory authorities in some countries may require us to establish land earth stations in their countries as a condition of distributing our BGAN services in those countries. In respect of the land earth stations for our BGAN services, which we own and/or operate in Italy and the Netherlands, we have already obtained the necessary licenses for the operation of those stations as network facilities.

For a further discussion of the regulatory risks we currently and in the future may face, see “Item 3: Risk Factors—Regulatory Risks—Our business is subject to regulation and we face increasing regulation with respect to the transmission of our satellite signals and the provision of our mobile satellite communications services in some countries, which could require that we or our distribution partners incur additional costs, could expose us to fines and could limit our ability to provide existing and new services in some countries”.

Licensing of End-user Terminals and Provision of Telecommunications Services

We, together with our distribution partners and their service providers, are subject to increasing regulation in many countries with respect to the distribution of our services to end-users, particularly in the land sector.

Different regulatory regimes apply to the use of end-user terminals depending on where they are located and whether they are installed in ships or aircraft or are for land use.

Regulatory authorities in approximately 180 countries permit the use of terminals to access our existing services. Most of these countries require end-users (and, in some cases, distribution partners) to obtain a license for such use. We are currently assessing the conditions of use that will apply to our planned handheld services in our 30 priority jurisdictions and we are working closely with our distribution partners to develop optimal access strategies for each of these jurisdictions.

Maritime Terminals

Terminals for using our services installed onboard ships are licensed by the country to whose jurisdiction the ship is subject. The licensing of terminals is generally part of a broader license that covers all the communications equipment on the ship. The International Agreement on the Use of Inmarsat Ship Earth Stations within the Territorial Sea and Ports came into force on 12 September 1993. Forty-six countries are parties to this agreement, which permits the operation of terminals in the territorial seas and ports of the signatory countries. In countries, which are not party to this agreement, national law may nevertheless permit the use of our terminals. For example, in the United States—which is not party to this international agreement—foreign ships are authorized to use their communications equipment in domestic territorial waters and ports under Section 306 of the US Communications Act of 1934, as amended.

Land Terminals

In many of the countries that permit terminals to be used in their territory, the end-users and/or distribution partners of our services must obtain licenses under national laws relating to use of radio frequency. In addition, distribution partners may be required to obtain licenses relating to the provision of telecommunications services.

A number of countries, particularly in the Middle East and Central Europe, continue to maintain a monopoly on providing communication services or have onerous national security requirements that may effectively prevent us from offering (or restrict our ability to offer) satellite communications services to land-based users. In some countries, end-users are required to apply and obtain permission to use terminals to access our existing and new services, and in some cases to pay relatively high application fees. These requirements could deter some end-users from using terminals in those countries.

In Europe, terminals do not generally require individual licenses. This eliminates the need for the regulator to issue individual licenses for multiple, identical terminals. This follows the spirit of EU Directive 2002/20/EC on the authorization of electronic communications networks and services which foresees that “the least onerous authorization system possible should be used to allow the provision of electronic communications networks and services in order to stimulate the development of new electronic communication services and pan-European communications networks and services and to allow service providers and consumers to benefit from the economies of scale of the single market.” The subject of free circulation of satellite terminals has also been dealt with substantially in the CEPT/ECC, which has recently adopted a decision that encourages administrations not to require any license of any kind as a condition to allow for free circulation and use of mobile satellite terminals. However, it is expected that the circulation of terminals will continue to be subject to service provision licenses resulting from those member states seeking payment for the use of frequencies.

The terms of and cost to the end-user of obtaining individual licenses vary by jurisdiction. We have actively participated in European Conference of Postal and Telecommunications Administration project teams and working groups and proposed a harmonization of the interpretation of “free circulation” to mean an exemption at all levels of any kind of licensing burden. Following consultation, during which an objection was raised to this interpretation, further discussions were held and a preliminary consensus position was reached; however, this issue remains subject to final approval by administrations within the EU. In general, the cost of terminal licenses is decreasing worldwide, and the period of time an end-user may remain in a jurisdiction with a terminal before requiring a license is increasing.

In the United States, the FCC issues blanket licenses for many types of communications devices. Various companies have applied for, and been granted, blanket licenses to cover a number of different types of terminals, which access our services in the United States.

Aeronautical Terminals

Terminals installed on aircraft using our services are licensed by the country to whose jurisdiction the aircraft in question is subject. The licensing of equipment to use our services is generally part of a broader license that covers all the communications equipment on the aircraft. ICAO Resolution A29-19 recommends that countries grant general permission for the use of communications equipment aboard foreign-registered aircraft operating within their territory, subject to a number of limitations.

Equipment Testing and Verification

In addition to licenses for the use of spectrum, terminals must also comply with applicable technical requirements. These technical requirements are intended to minimize radio interference to other communications services and ensure product safety.

In Europe, there is full harmonization of these standards and associated type approvals. European Directive 99/5 provides that EU member states will allow a mobile satellite terminal to be placed on the market if it bears a mark confirming conformity with the technical requirements of the Directive.

In the United States, the FCC is responsible for ensuring that communications devices comply with technical requirements for minimizing radio interference and human exposure to radio emissions. The FCC requires that equipment be tested either by the manufacturer or by a private testing organization to ensure compliance with the applicable technical requirements. For other classes of device, the FCC requires submission of an application, which must be approved by the FCC, or in some instances may be approved by a private testing organization.

Other Communications Regulatory Issues

Universal Service Funds

Some countries, such as the United States, India, Kenya, South Africa and Australia, require a number of telecommunications service providers to contribute funds to “universal service” programmes. These programmes in turn use the funds to subsidize consumers’ access to services in high-cost areas, such as rural markets, access for low-income customers, and other services deemed to be socially desirable. We, as well as our distribution partners and their service providers may be required to make contributions to these programmes, which may increase the cost of providing services over our system.

Law Enforcement and National Security Requirements

Generally, communications networks operate under national regulations that require operators to provide assistance to law enforcement and security agencies. These national regulations typically require operators of communications networks to assist in call interception by providing to such agencies call interception or information relating to persons or organizations subject to security or criminal investigations, surveillance or prosecutions under the relevant national jurisdictions.

We and our distribution partners who operate land earth stations are required to comply with these regulations in a number of jurisdictions, which may restrict our ability to offer our services in some countries or increase our costs.

Numbering

The ITU controls the assignment of country codes used for placing telephone calls between different countries. We originally used the 871, 872, 873 and 874 codes, with the choice of code depending on the location of the terminal receiving the call. We are transitioning our existing services (except for R-BGAN) to a single code, 870, which we anticipate will be completed in 2007.

Antitrust and Competition Laws

EU Law

EU law prohibits anti-competitive agreements and abuse of dominant market positions through Articles 81 and 82 of the Treaty of Rome, as amended (previously Articles 85 and 86). Many member states, including the United Kingdom, also have similar prohibitions in national law.

Arrangements prohibited under Article 81(l) are void under Article 81(2). Until May 2004, the European Commission had the power to exempt agreements, formally notified to it, if the beneficial effects of the arrangement resulted in the improvement of the production or distribution of goods or services or promote technical or economic progress. Additionally, consumers must receive a fair share of the resulting benefit, competition in respect of a substantial part of the market for the goods or services in question must not be eliminated and there must be no restrictions, which are not indispensable to the achievement of the beneficial effects of the agreement.

In 1997, our proposed commercial arrangements with our distribution partners were notified to the European Commission. After examining the arrangements, the European Commission issued an administrative (comfort) letter on 19 October 1998 closing its examination of the arrangements and stating that the European Commission did not consider that the arrangements affected competition within the EU to an appreciable extent and therefore were not in breach of Article 81. The European Commission cautioned however, that if we did not carry out a public share offering within three years of the European Commission’s letter, it might re-assess the effect of the notified agreements. As of the date hereof, the European Commission has not notified us of any intention to reassess these agreements.

From 2004 onwards our relationship with our distribution partners has been governed by the Distribution Agreements, which superseded the commercial arrangements notified in 1997 (and which came into effect in 1999). Since May 2004, when Regulation 1/2003 came into force, notifications of agreements to the European Commission have no longer been possible and it is up to the parties to assess whether the terms of the contract comply with the requirements of Article 81. Since May 2004, national competition authorities and courts of the member states have had the power to apply Article 81(3). We have therefore evaluated the terms of the Distribution Agreements in light of Article 81. For more information, see “Item 3: Risk Factors—Regulatory Risks—Our contractual relationships with our distribution partners may be subject to regulatory challenge, which could require us to renegotiate the contractual relationships and could result in the imposition of fines”.

Article 82 prohibits the abuse of a dominant market position insofar as it may affect trade between EU member states. Antitrust authorities may determine that we have market power in one or more business sectors.

We have implemented an antitrust compliance programme to decrease the possibility that we would enter into any agreements which might restrict competition without obtaining the appropriate clearance or that we would engage in any business practices that might be considered abusive.

The European Commission can impose fines (up to 10% of a company’s worldwide annual group revenues) for breaches of Articles 81 and 82. Under regulations existing prior to May 2004, where an agreement was notified to the European Commission for an exemption under Article 81(3) and the notifying company’s activities and circumstances were unchanged, the European Commission could not impose a fine from the date of notification, except in very limited circumstances. In addition, civil litigation may be brought by third parties claiming damages caused by allied anti-competitive practices and agreements.

US Law

US antitrust laws are generally applicable to our distribution partners who operate land earth stations in the United States, and, under some circumstances, could be applicable to us. These laws prohibit, among other things, the monopolization of markets (including attempted monopolization and conspiracies to monopolize) and agreements that restrain trade, such as agreements among competitors to fix prices. If US authorities were to determine that we, and/or our distribution partners who operate land earth stations in the United States, have violated any US antitrust laws, heightened regulatory burdens and/or sanctions could be imposed.

Other Regulation

US Export Control Requirements

The United States regulates the export and re-export of commercial communications satellites and most satellite-related components, subsystems, software and technology as defense articles under the Arms Export Control Act. Exports of these items from the United States requires licensing by the US Department of State after consultation with the Department of Defense. Technical co-operation arrangements between US and UK companies also require approval. The launch location and launch-related technical arrangements for US satellites, and for foreign satellites containing regulated US origin components, also require separate approval by the US State Department. The timing of US license processing can be difficult to predict; licenses are often issued with commercially significant conditions and restrictions, and the use of some launch locations that may have pricing or other advantages may not be approved.

A number of satellite components and satellite related services for our Inmarsat-4 satellites are sourced from US suppliers and we cannot assure you that our US suppliers will be able to secure requisite licenses in a timely fashion, that those licenses will permit transfer of all items requested, that launches will be permitted in locations that we may prefer, or that licenses, when approved, will not contain conditions or restrictions that pose significant commercial or technical problems. Such occurrences could delay the launch of any future satellites.

Our sale of R-BGAN terminals to our distribution partners is also governed by US export and re-export controls. Whilst we contractually require our distribution partners to implement these controls within their distribution chain and with end-users, there is no assurance that end-users comply with these controls.

IMSO Requirements

IMSO maintains its mandate, following our transition from an intergovernmental organization, to oversee our provision of satellite communications services to support GMDSS. If we were to breach this public service obligation, IMSO has various powers to compel us to perform those obligations. The IMSO Assembly has agreed to admission of other GMDSS suppliers subject to relevant approvals of their GMDSS services being obtained. Inmarsat currently remains the sole provider of satellite communications services required for GMDSS.

IMSO holds a special rights non-voting redeemable preference share in Inmarsat Ventures Limited, known as the Special Share. The Special Share carries rights including an effective veto power over any amendment to our public service obligations for GMDSS and over any resolution to effect the voluntary winding-up of Inmarsat Ventures Limited.

Legal Proceedings

As of the date of this Annual Report, we are not engaged in or aware of any pending or threatened legal or arbitration proceedings that could have a material effect on our financial position.

ORGANIZATIONAL STRUCTURE

As of 31 December 2006, Inmarsat Holdings Limited has the following direct or indirect wholly-owned subsidiaries:

	Principal activity	Country of incorporation and operation	Effective interest in issued ordinary share capital at 31 December 2006
Inmarsat Group Limited	Holding company	England and Wales	100%
Inmarsat Finance II plc	Finance company	England and Wales	99.9%
Inmarsat Finance plc	Finance company	England and Wales	100%
Inmarsat Investments Limited	Holding company	England and Wales	100%
Inmarsat Ventures Limited	Holding company	England and Wales	100%
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%
Inmarsat Inc	Service provider	USA	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%
3946306 Limited	Dormant	England and Wales	100%
596199 B.C. Limited	Dormant	Canada	100%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%
Inmarsat Services Limited	Employment company	England and Wales	100%
Inmarsat Launch Company Limited	Satellite launch company	Isle of Man	100%
Galileo Ventures Limited	Dormant	England and Wales	100%
Inmarsat Navigation Ventures Limited	Dormant	England and Wales	100%
Inmarsat B.V	Service provider	The Netherlands	100%
PT ISAT	Management and business consulting services	Indonesia	100%

The consolidated financial statements of Inmarsat Holdings Limited include all of the above listed subsidiaries, and the results of Invsat Limited and Rydex Corporation Limited up to their date of disposal.

On 5 September 2005, the Group sold Invsat Limited to Nessco Limited.

On 17 October 2005, the Group disposed of the assets and business of 3946306 Limited (formerly named Rydex Corporation Limited) to Seawave LLC.

Inmarsat B.V. was incorporated on 13 January 2006 to manage the antenna at the Satellite Access Station in Burum, The Netherlands.

On 5 June 2006, iNavSat Limited changed its name to Inmarsat Leasing (Three) Limited. On 23 November 2006, Inmarsat Leasing (Three) Limited changed its name to Burses Limited. On 11 December 2006, Burses Limited was sold to ING Bank N.V., London Branch.

PT ISAT was incorporated following the announcement on 4 September 2006 of collaboration arrangements between Inmarsat plc and ACeS International Limited to offer low-cost handheld and fixed voice services, initially in the Asian market.

Galileo Ventures Limited was formerly Inmarsat Navigation Ventures Limited. Inmarsat Navigation Ventures Limited incorporated on 16 November 2006, was formerly Galileo Ventures Limited. The two companies exchanged names on 21 November 2006.

The Registrants

Inmarsat Finance II plc—Issuer

Inmarsat Finance II plc is a finance company whose sole purpose was to issue the Senior Discount Notes, and to loan the proceeds to Inmarsat Holdings Limited pursuant to subordinated intercompany note proceeds loans.

Inmarsat Holdings Limited—Parent Guarantor

Inmarsat Holdings Limited is the parent holding company and does not conduct any business operations directly. Its only significant assets are the shares of Inmarsat Finance II plc and of Inmarsat Group Limited.

PROPERTY, PLANT AND EQUIPMENT

Facilities

The table below sets out information on certain of our material facilities.

Facility	Principal Use	Owned/Leased	Area (ft2)	Lease expiration
99 City Road, London, United Kingdom	Head office	Leased	239,000	2029
Back-up facility, United Kingdom	Secondary satellite control and network control facilities and disaster recovery facilities	Leased	10,197	2009

We entered into a sale and leaseback contract for our London headquarters building on 30 November 2004. The contract provides for a 25 year operating lease by us of the building for an annual rental of approximately US$9.0m. Rental costs were US$12.1m as at 31 December 2006 (2005: US$8.0m, 2004: US$0.8m). Rental costs in 2006 have increased as a result of amending the accounting treatment for rental payments on our head office building to record costs on a straight-line basis. Of the US$12.1m reported in 2006, US$2.1m, although recognised in 2006, relates to 2005 and is therefore non-recurring.

Under the new contract we continue to rent out space in our leased headquarters building, including its conference facilities, to outside organizations. This generated revenues of US$3.5m in 2006 (2005: US$2.8m, 2004: US$1.9m).

For our land earth station sites in Fucino (Italy), Burum (the Netherlands) and Hawaii we incur costs for the operation of these facilities as part of service contracts that form part of network and services operations costs with Telespazio S.p.A, Stratos Global and Intelsat, respectively.

We believe that our current facilities are in good condition and adequate to meet the requirements of our present operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations and financial condition of Inmarsat Holdings Limited. You should read the following discussion, together with the whole of this Annual Report, including the historical consolidated financial statements and the related Notes included elsewhere in this Annual Report. The historical consolidated financial information for the years ended 31 December 2006, 2005 and 2004 included herein have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), with a reconciliation of significant differences between IFRS and US GAAP. There are no material differences for the Group between IFRS and IFRS as adopted by the EU. IFRS differs in certain respects from accounting principles generally accepted in the United States (US GAAP). The material differences between IFRS and US GAAP relevant to the Group are explained in Note 34 to the consolidated financial statements of Inmarsat Holdings Limited included elsewhere in this Annual Report.

This section contains “forward-looking statements.” Those statements are subject to risks, uncertainties and other factors that could cause our future results of operations or cash flows to differ materially from the results of operations or cash flows expressed or implied in such forward-looking statements. Please see “Forward-Looking Statements”.

In this section, when we say “we”, “us”, “our” or other similar terms, it refers to Inmarsat Holdings Limited, and its subsidiaries, unless the context otherwise requires.

CRITICAL ACCOUNTING POLICIES

Our accounting policies are more fully described in Notes 2 and 4 to the consolidated financial statements of Inmarsat Holdings Limited. However, certain of our accounting policies are particularly important to the presentation of our results of operations and require the application of significant judgment by our management.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Our management believes that the most critical accounting policies that involve management judgments and estimates are those related to revenue recognition, tangible and intangible assets, defined benefit pension plans and post-retirement healthcare benefits, deferred taxation and financial instruments and hedging activities.

Revenue recognition

Our revenues from mobile satellite communications services results from utilisation charges that are recognised as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services revenues represents the unearned balances remaining from amounts received from customers pursuant to prepaid lease contracts. Mobile satellite communications service lease revenues are recorded on a straight-line basis over the term of the lease concerned, which is typically between one and twelve months.

The Group’s revenues are stated net of volume discounts which increase over the course of the financial year as specific volume thresholds are met by distribution partners resulting in wholesale lower prices.

Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of terminals.

Property, plant and equipment

Property, plant and equipment assets make up a significant portion of our total assets. We periodically review the carrying value of our property, plant and equipment and recognize an impairment if the recoverable amount (the higher of net realizable value and value in use) falls below its carrying value. Value in use is based upon our estimates of anticipated discounted future cash flows. While we believe that these estimates are reasonable, different assumptions regarding such cash flows could materially affect the carrying values.

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognised in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction relates to the remaining elements of the Inmarsat-4 satellites and BGAN services. These assets will be transferred to space segment assets and depreciated over the life of the satellites once they become operational and placed into service. No depreciation has been charged on these assets as of 31 December 2006.

Other fixed assets are stated at historical cost less accumulated depreciation.

Changes in asset lives can have a significant impact on our depreciation charge for a financial period. We regularly review the depreciable lives and change them as necessary to reflect our current view of their remaining lives in light of numerous assumptions and estimates, including with respect to technological change, prospective economic utilization and physical condition of the assets concerned.

As a result of management’s regular reassessment of useful economic lives, the useful lives of the Group’s Inmarsat-3 satellites and space segment assets were prospectively changed from 1 October 2004. The changes were made to reflect better the economic life of Inmarsat-3 satellites resulting from improvements in satellite technology as supported by engineering analysis. As a result depreciation periods were extended for the Inmarsat-3 satellites from 10 years to 13 years.

Effective 1 October 2005, the Group prospectively changed the useful economic lives of the Inmarsat-4 satellites from 13 years to 15 years to reflect better the design life of the spacecraft, the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital lives of these satellites. The satellite and space segment assets depreciable lives primarily range from 10 to 15 years, with the exception of R-BGAN assets for which they are 5 years. Two of the Inmarsat-4 satellites have now been placed into service and the Group is currently depreciating these assets over 15 years.

Intangible assets

Intangible assets comprise goodwill, patents, trademarks, software terminal development costs, spectrum rights and intellectual property. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed each financial year. On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill.

As a result of the acquisition of Inmarsat Ventures Limited on 17 December 2003, we recorded US$403.5m of goodwill, as the purchase consideration exceeded the fair value attributed to the identifiable assets and liabilities. The Group has not applied IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result in the opening balance sheet for IFRS, the carrying amount of goodwill under UK GAAP, arising from past business combinations of US$402.9m at 1 January 2004 is deemed to be the cost of the asset on transition under IFRS. The carrying amount of goodwill at 1 January 2004 under UK GAAP consisted of the original value of goodwill of US$403.5m arising on the acquisition at 17 December 2003 less amortization of US$0.6m for the financial year 2003. Under IFRS, goodwill is subject to an annual impairment test. Other identifiable intangible assets separately identified will be amortized over their estimated useful lives, which are estimated to be between 5 and 20 years.

Assets that are subject to amortization are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of fair value less costs to sell and value in use. Fair value less costs to sell is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

An impairment loss is recognized in the Income Statement whenever the carrying amount of an asset exceeds its recoverable amount. The carrying amount will only be increased where an impairment loss recognized in a previous period for an asset other than goodwill either no longer exists or has decreased, up to the amount that it would have been had the original impairment not occurred. Any impairment to goodwill recognized in a previous period will not be reversed.

For the purpose of conducting impairment reviews, cash generating units are identified as groups of assets, liabilities and associated goodwill that generate cashflows that are largely independent of other cashflow streams. The assets and liabilities include those directly involved in generating the cashflows and an appropriate proportion of corporate assets. For the purposes of impairment review space segment assets are treated as one cash generating unit. Goodwill is specifically allocated to CGUs and tested by comparing the carrying amount of the CGU with its value in use. The value in use calculation utilizes an estimate of the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. In 2005 the impairment test was based on the recoverable amounts of CGUs, determined based on fair value less costs to sell.

Two CGUs have been identified - these are ‘Mobile Satellite Services’ and ‘Other’. It has been determined that goodwill that arose on the acquisition of Inmarsat Ventures Limited represented goodwill of the Mobile Satellite Services CGU only. Therefore, goodwill has been tested for impairment on the Mobile Satellite Services CGU only.

Goodwill was tested for impairment at 31 December 2006, 2005 and 2004; no evidence of impairment was found.

Significant management judgement is required to assess the carrying value of the intangible assets. An annual review for impairment based on discounted cash flows using reasonable and appropriate assumptions, consistent with internal forecasts and based on management’s best estimates and judgement is performed. If the carrying value of intangible assets exceeds that of the impairment review above we will record a charge for the impairment in the then current period. We will not record any increases in the intangible assets as a result of this review. Management has determined that no impairments are required in 2006, 2005 and 2004.

Fees and similar incremental costs incurred directly in making an acquisition, but excluding finance costs, are included in the cost of the relevant acquisition and are capitalized. Internal costs, and other expenses that we cannot attribute directly to an acquisition, are charged to the profit and loss account.

The Group capitalizes development costs associated with the development of user terminals. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. For R-BGAN and BGAN services terminal development costs are amortized using straight-line method over their estimated useful lives which is between 5 and 10 years.

Defined benefit plans and post-retirement healthcare benefits

The Group recognizes liabilities relating to defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas. The Group’s net obligation in respect of these commitments are calculated separately for each plan. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the discount rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations. The calculation is performed by a qualified actuary using the projected unit credit method.

Deferred taxes

Significant judgement is required in determining the provision for income taxes. Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. Assumptions made are regularly reviewed to ensure they accurately and appropriately reflect current tax positions and are in line with latest UK tax authority interpretations. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

Financial instruments and hedging activities

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the relevant instrument and derecognized when it ceases to be a party to such provisions. Financial instruments are initially measured at fair value. Subsequent measurement depends on the designation of the instrument. Non-derivative financial assets are classified as either short-term deposits or cash and cash equivalents. They are stated at amortized cost using the effective-interest method, subject to reduction for allowances for estimated irrecoverable amounts. For interest-bearing assets, their carrying value includes accrued interest receivable. Cash and cash equivalents include cash in hand and bank time deposits, together with other short-term highly liquid investments. In the Cash Flow Statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in liabilities on the balance sheet. Non-derivative financial liabilities are all classified as other liabilities and stated at amortized cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortized issue costs.

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting under IAS 39 are accounted for as trading instruments. Derivatives are initially recognized and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value. The gain or loss on remeasurement is taken to the Income Statement except where the derivative is a designated cash flow hedging instrument.

In order to qualify for hedge accounting, the Group is required to document in advance the relationship between the item being hedged and the hedging instrument. The Group is also required to document the relationship between the hedged item and the hedging instrument and demonstrate that the hedge will be highly effective on an ongoing basis. This effectiveness testing is reperformed at each period end to ensure that the hedge remains highly effective.

Gains or losses on cash flow hedges that are regarded as highly effective are recognized in equity. Where the forecast transaction results in a financial asset or liability, gains or losses previously recognized in equity are reclassified to the Income Statement in the same period as the asset or liability impacts income. If the forecasted transaction or commitment results in future income or expenditure, gains or losses deferred in equity are transferred to the Income Statement in the same period as the underlying income or expenditure. The ineffective portions of the gain or loss on the hedging instrument are recognized immediately in the Income Statement.

Where a hedge no longer meets the effectiveness criteria, any gains or losses deferred in equity are only transferred to the Income Statement when the committed or forecasted transaction is recognized in the Income Statement. However, where the Group has applied cash flow hedge accounting for a forecasted or committed transaction that is no longer expected to occur, then the cumulative gain or loss that has been recorded in equity is transferred to the Income Statement. When a hedging instrument expires or is sold, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the Income Statement.

Recently issued accounting pronouncements

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after 1 January 2007 or later periods but which the Group has chosen not to early adopt. The new standards which are expected to be relevant to the Group’s operations are as follows:

IFRS 7 “Financial Instruments: Disclosures” and IAS 1 (Amendment) “Presentation of Financial Statements—Capital Disclosures” (effective from 1 January 2007) introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 32 ‘Financial Instruments: Disclosure and Presentation’. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company is in the process of assessing the impact of this standard and amendment but they are not expected to have a significant impact on the Group’s current disclosures.

IFRS 8 “Operating Segments” (effective for financial years beginning on or after 1 January 2009) sets out requirements for disclosure of information about an entity’s operating segments, its products and services, the geographical areas in which it operates, and its major customers. IFRS8 replaces IAS14—Segment Reporting. The Group has assessed the impact of this standard and concluded that it will have no material impact on the financial statements of the Group.

IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies” (effective for financial years beginning on or after 1 March 2006) provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with IAS 29. The Group has assessed the impact of this interpretation and concluded that it will have no material impact on the financial statements of the Group.

IFRIC 8 “Scope of IFRS 2” (effective for financial years beginning on or after 1 May 2006) addresses whether IFRS 2 applies to transactions in which the entity cannot identify specifically some or all of the goods or services received. The Group has assessed the impact of this interpretation and concluded that it will have no material impact on the financial statements of the Group.

IFRIC 9 “Reassessment of embedded derivatives” (effective for financial years beginning on or after 1 June 2006) clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited, unless there is a change in the contract’s terms, in which case it is required. The Group has assessed the impact of the interpretation and concluded that it will not have a significant effect on the Group’s operations.

IFRIC 10 “Interim Financial reporting and impairments” (effective for financial years beginning on or after 1 November 2006) sets out guidance on recognizing and reversing impairment losses at an interim period on goodwill and investments in equity instruments and in financial assets carried at cost. The Group has assessed the impact of this interpretation and concluded that it will not have a significant effect on the Group’s operations.

IFRIC 11 “IFRIC interpretation on group and treasury share transactions” (effective for financial years beginning on or after 1 March 2007) addresses the application of IFRS 2 to share-based payment arrangements in certain circumstances. The Group has assessed the impact of the interpretation and concluded that we already comply.

IFRIC 12 “Service concession arrangements” (effective for financial years beginning on or after 1 January 2008) sets out general principles on recognizing and measuring the obligations and related rights in service concession arrangements. The Group has assessed the impact of this interpretation and concluded that it will have no material effect on the financial statements of the Group.

In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for financial years beginning after 15 December 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the opening balance of retained earnings. Management is currently evaluating the impact of adopting FIN 48 on its financial position and results of operations of the Group.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which enhances existing guidance for measuring assets and liabilities using fair value. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after 15 November 2007, and interim periods within those fiscal years. The Company is currently analyzing the effects of SFAS 157 but does not expect its implementation will have a significant impact on the Company’s financial conditions or results of operations.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). FAS 159 gives entities the option to measure prospectively many financial instruments and certain other items at fair value in the balance sheet with changes in the fair value recognized in the income statement. FAS 159 is effective for fiscal years beginning after 15 November 2008, although entities electing to adopt the statement early, which is permissible from 1 January 2007, may designate certain items retrospectively. Management is currently evaluating the effect of adoption on its financial position and results of operations.

OPERATING RESULTS

Operating Environment and Overview

We are a leading provider of global mobile satellite communication services. We have been designing, implementing and operating satellite networks for nearly 30 years. During the periods presented below, we generated more than 98% of our total revenues from mobile satellite voice and data services, including telephony, fax, video, email, and intranet, internet access and leasing services. End users of our mobile satellite services operate at sea, on land and in the air. In addition, we lease specialized navigation transponders, primarily for use in commercial aviation, for up to five years.

Other income includes revenue from launch support services for other satellite operators service contracts, rental income, conference facilities and income from the sale of R-BGAN terminals.

We report our results of operations in US dollars.

The following table sets out the components of our total revenues for each of the periods under review, and as a percentage of our total revenues from continuing operations.

	2006		2005		2004
	US$ in millions	%	US$ in millions	%	US$ in millions	%
Revenues:
Maritime sector:
voice services	100.9	20.2%	102.0	20.8%	105.0	21.8%
data services	183.8	36.8%	165.1	33.6%	146.4	30.5%

Total maritime sector	284.7	57.0%	267.1	54.4%	251.4	52.3%
Land mobile sector:
voice services	19.2	3.8%	23.6	4.8%	27.9	5.8%
data services	96.9	19.4%	98.2	20.0%	105.8	22.0%

Total land mobile sector	116.1	23.2%	121.8	24.8%	133.7	27.8%
Aeronautical	30.7	6.1%	22.7	4.6%	16.9	3.5%
Leasing (incl. navigation)	60.3	12.0%	60.9	12.4%	56.9	11.8%

Total mobile satellite communications services	491.8	98.3%	472.5	96.2%	458.9	95.5%
Subsidiaries disposed of in 2005	—	—	11.9	2.4%	14.9	3.1%
Other income	8.3	1.7%	6.7	1.4%	6.9	1.4%

Total revenues	500.1	100.0%	491.1	100.0%	480.7	100.0%

	As at 31 December
	2006	2005	2004
Active Terminals(1) (2)
Maritime	139,517	122,630	112,133
Land	80,848	76,942	74,331
Aeronautical	7,675	6,840	6,078

Total	228,040	206,412	192,542

(1)	Active terminals are the number of subscribers (R-BGAN and BGAN) or terminals that have been used to access commercial services at any time during the preceding twelve-month period (other services except handheld) registered as at 31 December. Active handheld terminals are the average number of terminals active on a daily basis during the period.

(2)	Active terminals as at 31 December 2006 include 9,922 ACeS terminals and 7,119 BGAN subscribers (as at 31 December 2005: nil and nil, respectively).

Results of Operations

The table below sets out our results of operations and as a percentage of total revenues for the periods under review.

	2006		2005		2004
	US$ in millions	%	US$ in millions	%	US$ in millions	%
Mobile satellite communications services	491.8	98.3	472.5	96.2	458.9	95.5
Subsidiaries disposed of in 2005	—	—	11.9	2.4	14.9	3.1
Other income	8.3	1.7	6.7	1.4	6.9	1.4

Total Revenues	500.1	100.0	491.1	100.0	480.7	100.0
Employee benefit costs	(92.2)	(18.4)	(96.5)	(19.6)	(87.2)	(18.2)
Network and satellite operations costs	(31.1)	(6.2)	(38.8)	(7.9)	(50.0)	(10.4)
Other operating costs	(57.1)	(11.3)	(64.0)	(13.0)	(67.6)	(14.0)
Work performed by the Group and capitalized	12.0	2.3	25.2	5.0	25.8	5.4
Loss on termination of subsidiary undertakings	—	—	(1.1)	(0.2)	—	—
Gain on disposal of property	—	—	—	—	42.6	8.9

EBITDA	331.7	66.3	315.9	64.3	344.3	71.6
Depreciation and amortization	(156.8)	(31.4)	(106.5)	(21.7)	(124.1)	(25.8)

Operating profit	174.9	34.9	209.4	42.6	220.2	45.9
Net interest payable	(85.1)	(17.0)	(114.1)	(23.2)	(195.3)	(40.6)

Profit before income tax	89.8	17.9	95.3	19.4	24.9	5.3
Income tax expense	37.8	7.6	(31.0)	(6.3)	(5.8)	(1.3)

Profit for the year	127.6	25.5	64.3	13.1	19.1	4.0

Results and Operations for the Year ended 31 December 2006 and 31 December 2005

Revenues

Revenues for 2006 were US$500.1m, an increase of US$9.0m, or 1.8%, compared with 2005. Revenues excluding subsidiaries disposed of increased by 4.4%, from US$479.2m to US$500.1m.

During 2006, revenues from mobile satellite communications services were US$491.8m, an increase of US$19.3m, or 4.1%, compared with 2005. Growth has been strong as a result of continued success in services such as Fleet and Swift 64 and the launch of BGAN in December 2005 and contribution from handheld services since September 2006. This growth has been partly offset by lower demand for our services in the Middle East and competition from other technologies. The maritime, land mobile, aeronautical and leasing sectors accounted for 57.9%, 23.6%, 6.2% and 12.3% of total revenues from mobile satellite communication services respectively during 2006. Revenues for 2006 reflect the increased volume discounts arising from the merger of Stratos and Xantic which was completed on 14 February 2006. Revenues for 2005 included the effect of relief work arising out of the Asian tsunami of 26 December 2004, Hurricane Katrina in the US and the Pakistan earthquake of October 2005. We do not consider that our revenues in 2006 have benefited from any ‘one-off’ or event-type revenues.

Maritime Sector.    During 2006, revenues from the maritime sector were US$284.7m, an increase of US$17.6m, or 6.6%, compared with 2005. This principally reflects an increase in data revenue with a decrease in voice. Revenues from data services in the maritime sector during 2006 were US$183.8m, an increase of US$18.7m, or 11.3%, compared with 2005. The increase in revenues from data services, is a result of the take-up and utilisation of our Fleet services in the new-build market, replacement of Inmarsat-A terminals and increased data usage over our smaller terminals with lower-speed capabilities, such as Inmarsat F33 and Mini M. Revenues from voice services in the maritime sector during 2006 were US$100.9m, a decrease of only US$1.1m, or 1.1%, compared with 2005, reflecting increasing signs of stabilisation in this sector. Historically our voice revenues for maritime services have been affected in some cases by competition and by the migration of users from our higher-priced analogue service to our lower priced digital services although the remaining levels of analogue users on our network are now at much lower levels. This stabilisation in voice has benefited from growth in both our newer Fleet service and various promotions for Mini M, which we have initiated to promote greater use of our services by ships’ crews and to respond to increased competition.

Land Mobile Sector.    In 2006, revenues from the land sector were US$116.1m, a decrease of US$5.7m, or 4.7%, compared with 2005. Revenues from data services in the land sector during 2006 were US$96.9m, a decrease of US$1.3m, or 1.3%, compared with 2005. The decrease is a result of the decline in high-speed data traffic following a reduction in traffic in the Middle East and competition from VSAT and other terrestrial communications systems. This has been offset in part by the launch of BGAN and increased demand for R-BGAN with both services contributing strongly in the second half. Revenues from voice services in the land sector during 2006 were US$19.2m, a decrease of US$4.4m, or 18.6%, compared with 2005. This continues the trend seen over the last few years of declining traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from operators of handheld satellite telephones who offer lower-priced voice services. We believe that the launch of our own handheld voice product over the Inmarsat-4 coverage area will enhance our land voice offering and enable us to win customers in this growth area. Revenues from BGAN services during 2006 were US$9.5m. As at 31 December 2006 there were 7,119 active BGAN subscribers.

Aeronautical Sector.    During 2006, revenues from the aeronautical sector were US$30.7m, an increase of US$8.0m, or 35.2%, compared with 2005. The increase continues to be attributed primarily to increased demand for our Swift 64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines.

Leasing.    During 2006, revenues from leasing were US$60.3m, a decrease of US$0.6m, or 1.0%, compared with 2005. The decrease relates primarily to the first half of the year where a number of short-term leases were not renewed with a strong improvement in the second half due to the signing of a significant Swift 64 lease. Leasing growth in the land and aeronautical sectors has been offset by a decline in the maritime sector.

Subsidiaries disposed of in 2005:    Subsidiary revenues in 2005 represent revenues from former subsidiary operations Invsat Limited and Rydex Corporation Limited. Both these operations were disposed of during 2005.

Other income:    Other income for 2006 was US$8.3m, an increase of US$1.6m or 23.9%, compared with 2005. Other income consists primarily of income from the provision of conference facilities, renting surplus office space, fees for in-orbit support services and revenue from sales of terminals.

Net operating costs

Net operating costs during 2006 were US$168.4m, a decrease of US$5.7m or 3.3% compared to 2005, reflecting lower employee benefit costs, network and satellite operations and other operating costs, offset by the US$6.8m restructuring costs and a reduced amount of own work capitalised.

Employee benefit costs

Employee benefit costs (including restructuring costs of US$6.8m) during 2006 were US$92.2m, a decrease of US$4.3m, or 4.5% compared with 2005. The previous year’s costs amounts included US$4.5m in relation to subsidiaries disposed of during that year. The average headcount (excluding staff employed in Indonesia as a result of the ACeS collaboration agreement) decreased to 389 in 2006 from 404 in 2005 (excluding subsidiaries disposed of), principally due to the restructuring plan. In 2006 the Group recognised US$5.2m of share option costs (2005: US$6.5m) relating principally to the all staff option scheme implemented in November 2004. The options under the all staff scheme vested over a period of approximately 18 months from July 2005 to December 2006.

Network and satellite operations costs

Network and satellite operations costs during 2006 were US$31.1m compared to US$38.8m during 2005, a reduction of US$7.7m or 19.8%. Included in this category in 2005 is US$11.7m for leasing satellite capacity for the R-BGAN service. This service was moved on to the Inmarsat 4 F1 satellite after launch in 2005 and therefore there were no equivalent costs in 2006. This reduction was offset in part by an increase in the costs of in-orbit insurance with two Inmarsat-4 satellites having been in service for the whole year, and by an increase in warranty and other maintenance costs on our Inmarsat-4 ground infrastructure that were not incurred to the same extent in 2005.

Other operating costs

During 2006, other operating costs were US$57.1m, a decrease of US$6.9m, or 10.8%, compared with 2005. This primarily reflects the absence of subsidiary operating costs which amounted to US$7.8m in 2005. Other operating costs incurred as a result of the ACeS collaboration agreement from September 2006 are not significant. Costs in 2006 have increased by US$4.7m as a result of amending the accounting treatment for rental payments on our head office building to record costs on a straight-line basis. Of this, US$2.1m, although recognised in 2006, relates to 2005 and is therefore non-recurring. In 2005 we incurred US$3.0m of non-recurring costs working on a venture in Korea with a potential new distribution partner. There were no equivalent costs in 2006.

Work performed by the Group and capitalised

During 2006, own work capitalised was US$12.0m, a decrease of US$13.2m, or 52.4%. This reflects the completion and bringing into service of major elements of the Inmarsat-4 ground infrastructure, though substantial work is still being carried out on planned new service expansions.

Impact of disposal of subsidiaries

On 2 September 2005 the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. On 17 October 2005 the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. The gross cash proceeds of the two disposals was US$10.4m and resulted in a loss on disposal of US$1.1m.

EBITDA

As a result of the factors discussed above, EBITDA for 2006 was US$331.7m, an increase of US$15.8m, or 5.0%, compared with 2005 EBITDA. EBITDA margin has increased to 66.3% for 2006 compared to 64.3% for 2005. This reflects an increase in revenue against a reduction in net operating costs.

Depreciation and amortisation

During 2006, depreciation and amortisation was US$156.8m, an increase of US$50.3m, or 47.2%, compared with 2005. This increase is a result of the depreciation for a full year of the Inmarsat-4 F1 satellite and related ground infrastructure (2005: seven months) and of the Inmarsat-4 F2 satellite and related ground infrastructure (2005: nil). This is partially offset by the prospective extension, from 1 October 2005, of the useful lives of these two satellites from 13 years to 15 years to better reflect the design life of the spacecraft, the better than expected performance of the launch vehicles and the adoption of a near optimal mission strategy which are expected to extend the orbital lives of these satellites.

Operating profit

As a result of the factors discussed above, operating profit during 2006 was US$174.9m, a decrease of US$34.5m, or 16.5%, compared with 2005.

Net interest payable

Net interest payable for 2006 was US$85.1m, a decrease of US$29.0m compared with 2005.

Interest payable for 2006 was US$93.4m, a decrease of US$70.4m compared with 2005. Following the listing of Inmarsat plc’s shares on the London Stock Exchange in June 2005, the Group restructured its debt facilities and, as a result, interest costs have been reduced substantially compared to the costs incurred in the first half of that year. See “Liquidity and capital resources”.

Interest receivable for 2006 was US$8.3m, a decrease of US$41.4m compared with 2005. The decrease principally relates to a realised foreign exchange gain of US$39.3m in 2005 arising on the repayment of the euro-denominated Subordinated Preference Certificates. There was no equivalent amount in 2006. See “Liquidity and capital resources”.

Profit before tax

For 2006, profit before tax was US$89.8m, a decrease of US$5.5m compared with 2005, with lower operating profits partially offset by lower net interest costs following the favourable restructuring of our debt portfolio.

Income tax expense

In 2006 the Group recorded a tax credit of US$37.8m, compared to a tax charge of US$31.0m in 2005. In December 2006 an intra-group lease receivable asset was disposed of and subsequently terminated resulting in the release of a deferred tax provision of US$58.1m, which offset our tax liability for 2006.

Profit for the year

As a result of the factors discussed above, profit for the year 2006 was US$127.6m, an increase of US$63.3m, or 98%, compared with 2005.

Results and Operations for the Year ended 31 December 2005 and 31 December 2004

Revenues

Revenues for the year ended 31 December 2005 were US$491.1m, an increase of US$10.4m, or 2%, compared with the year ended 31 December 2004.

During 2005, revenues from mobile satellite communications services were US$472.5m, an increase of US$13.6m, or 3%, compared with 2004. Growth has been strong in our maritime data and aeronautical sectors, as a result of continued success in our newer services such as Fleet and Swift64; however this growth has been partly offset by the continued decline in our higher priced analogue service as customers migrate to our newer and lower priced digital services in line with expectations. 2005 has also been a year of growth for our leasing business with additional contracts including a new 5-year interoperability contract with the Japanese Civil Aviation Authority. The maritime, land, aeronautical and leasing sectors accounted for 56%, 26%, 5% and 13% of total revenues from mobile satellite communication services respectively during 2005.

Maritime Sector.    During 2005, revenues from the maritime sector were US$267.1m, an increase of US$15.7m, or 6%, compared with 2004. This principally reflects an increase in data revenue with a decrease in voice. Revenues from data services in the maritime sector during 2005 were US$165.1m, an increase of US$18.7m, or 13%, compared with 2004. The increase in revenues from data services reflects greater demand, as a result of the take-up and utilization of our Fleet services in the new-build market, and increased interest for our smaller terminals with low-speed data capabilities such as Inmarsat-B and Mini-M. Revenues from voice services in the maritime sector during 2005 were US$102.0m, a decrease of US$3.0m, or 3%, compared with 2004. Historically, our voice revenues for maritime have been affected by the migration of users from our higher-priced analogue service to our lower priced digital services, and in some cases, competition. This has been offset by growth in both our newer Fleet service and various promotions for Mini-M and Inmarsat-B, which we have initiated to respond to increased competition.

Land Mobile Sector.    In 2005, revenues from the land sector were US$121.8m, a decrease of US$11.9m, or 9%, compared with 2004. Revenues from data services in the land mobile sector during 2005 were US$98.2m, a decrease of US$7.6m, or 7%, compared with 2004. The decrease is a result of the introduction of pricing on a regional basis (which we refer to as zonal pricing) for our R-BGAN service in addition to a decline in high-speed data traffic following a reduction in traffic in the Middle East and competition from VSAT. Revenues from voice services in the land mobile sector during 2005 were US$23.6m, a decrease of US$4.3m, or 15%, compared with 2004. This continues the trend seen over the last few years of declining traffic volumes resulting from competition, principally for our Mini-M and Large Antennae Mini-M services, from operators of hand-held satellite telephones who offer lower-priced voice services.

Aeronautical Sector.    During 2005, revenues from the aeronautical sector were US$22.7m, an increase of US$5.8m, or 34%, compared with 2004. The increase continues to be attributed primarily to our Swift64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition, low-speed data in the classic Aeronautical service benefited from industry growth.

Leasing.    During 2005, revenues from leasing were US$60.9m, an increase of US$4.0m, or 7%, compared with 2004. The increase principally resulted from a new 5-year interoperability agreement with the Japanese Civil Aviation Authority in May 2005 and primarily represents a license fee. There was also a short-term positive impact on leasing as a result of the Hurricane Katrina and the Pakistan earthquake relief efforts.

Subsidiaries disposed of in 2005.    Subsidiary revenues represent revenues from Invsat Limited and Rydex Corporation Limited. During 2005, subsidiary revenues were US$11.9m, a decrease of US$3.0m, or 20%, compared with 2004. This is due to the disposal of the subsidiaries during 2005 as discussed in “Item 4. Information on the Company—Organizational Structure” above.

Other income.    Other income of US$6.7m for 2005 consists primarily of income from the provision of conference facilities and leasing certain floors at our head office to external organizations, fees for satellite tracking services and in-orbit support services supplied to third parties and revenue from sales of R-BGAN end user terminals and is largely in line with the previous year.

Employee benefit costs

Employee benefit costs during 2005 were US$96.5m, an increase of US$9.3m, or 11% compared with 2004. Included in staff costs for 2004 were severance costs of US$9.3m. Despite the reduction in average headcount from 2004, staff costs which are mainly paid in Pounds Sterling, remained broadly in line with the previous year due to the adverse movement in our hedged rate of exchange, which has increased from US$1.49/£1.00 in 2004 to US$1.77/£1.00 in 2005. In addition, in 2005 the Group has recognized US$6.4m of stock option costs (2004: US$0.1m) relating principally to the all staff option scheme implemented in November 2004. The options primarily vest over a period of approximately 18 months from July 2005 to December 2006. The remainder of the increase relates to a new share scheme for employees announced in December 2005, which resulted in an additional US$4.0m charge.

Network and satellite operations costs

Network and satellite operations costs during 2005 were US$38.8m compared to US$50.0m during 2004. Included in this category are costs for leasing satellite capacity from Thuraya for the R-BGAN service. In 2005 we incurred only four months of costs as this service contract was cancelled with effect from the end of July 2005. We offset costs for the months of May, June and July against amounts we received from third parties in recognition of the delay in delivery of the first of our Inmarsat-4 satellites. The decrease in Thuraya lease costs of US$17.3m was offset in part by the commencement of warranties and additional costs for site service contracts on our Inmarsat-4 ground infrastructure that we did not incur in 2004.

Other operating costs

During 2005, other operating costs were US$64.0m, a decrease of US$3.6m, or 5%, compared with 2004. In 2005 we incurred office rental costs of US$8.0m (2004: US$0.8m) following the sale and leaseback of our London head office in November 2004. In addition we incurred US$3.0m of costs working on a marketing opportunity in Korea with a potential new distribution partner and US$1.0m of legal fees in the pursuit of various investment opportunities to grow the business. Offsetting these increases was a reduction in sponsorship costs associated with the FIA World Rally Championship (US$3.8m). In addition the Group recognized a foreign exchange gain in 2005 of US$3.6m compared with a loss of US$8.1m in 2004.

Work performed by the Group and capitalized

Own work capitalized of US$25.2m during 2005 is largely in line with 2004, and relates principally to the continued activity surrounding our Inmarsat-4 satellites and the BGAN service.

Loss on termination of subsidiary undertakings

On 2 September 2005 the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. The Group received US$7.8m in gross cash proceeds and reported a loss on disposal of US$3.0m.

On 17 October 2005 the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. The Group received US$2.6m in gross cash proceeds and reported a gain on sale of US$1.9m.

Gain on disposal of tangible assets

On 30 November 2004, we entered into a sale and 25-year leaseback for our head office building. The gross proceeds from the sale of the building were US$125.1m, which resulted in a gain on disposal of US$42.6m in 2004.

EBITDA

As a result of the factors discussed above, EBITDA for 2005 was US$315.9m, a decrease of US$28.4m, or 8%, compared with 2004. EBITDA in 2004 includes the US$42.6m gain on disposal of our head office building. EBITDA margin for 2005 was 64%.

Depreciation and amortization

During 2005, depreciation and amortization was US$106.5m, a decrease of US$17.6m, or 14%, compared with 2004. This decrease is a result of the change in useful economic lives of our Inmarsat-3 satellites from 10 years to 13 years, which came into effect from 1 October 2004, offset in part by the commencement of depreciation of certain of our Inmarsat-4 satellites and ground infrastructure.

We began to depreciate the first Inmarsat-4 satellite when it entered commercial service in June 2005. From February 2006 we began depreciating the second Inmarsat-4 satellite. The depreciation charge for 2005 for the first Inmarsat-4 satellite and other associated assets was approximately US$19.9m. Effective 1 October 2005, we prospectively changed the useful economic lives of our Inmarsat-4 satellites from 13 years to 15 years to reflect better the design life of the spacecraft, the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital life of these satellites.

Operating profit

As a result of the factors discussed above, operating profit during 2005 was US$209.4m, a decrease of US$10.8m, or 5%, compared with 2004. The increase in EBITDA and reduction in depreciation and amortization was not sufficient to offset the gain on disposal of property of US$42.6m we recognized in 2004. Excluding the one-off gain from the property disposal in 2004, operating profit increased by 18% from 2004 to 2005.

Net interest payable

Net interest payable for 2005 was US$114.1m, a decrease of US$81.2m compared with 2004.

Interest payable and similar charges for 2005 were US$163.8m, a decrease of US$35.5m compared with 2004. Following the IPO, the Group restructured its debt facilities and therefore, interest costs have been reduced substantially from those incurred in 2004. See ‘Liquidity and capital resources’. From the IPO proceeds the Group repaid the outstanding Subordinated Preference Certificates, which decreased interest costs by US$58.2m, reduced the amount of its Senior Credit Facilities and repaid 35% of its Senior Notes due 2012, which resulted in a further decrease in interest costs of US$20.8m. These decreases were offset by certain one-off interest charges including: the write-off of US$19.9m of deferred financing costs following the refinancing of the previous Senior Credit Facility; the expensing of facility fees on the new Senior Credit Facility of US$2.9m; the write off of deferred financing costs of US$6.1m and the payment of a redemption premium of US$12.7m on the repayment of 35% of the Senior Notes. In addition, in 2005, we accrued US$32.4m of accreted interest on the Senior Discount Notes, which were issued in November 2004. In 2004 we incurred a foreign exchange loss of US$28.0m on the revaluation of the Euro denominated Subordinated Preference Certificates, which has been recorded as an interest expense in 2004.

Interest receivable and similar income in 2005 was US$49.7m, an increase of US$45.8m compared with 2004. The increase principally relates to a realized foreign exchange gain on the repayment of Euro Subordinated Preference Certificates of US$39.3m, which we recorded as interest received, and a US$3.4m realized gain on an interest rate swap contract on the previous Senior Credit Facility. See “Use of proceeds” and “Liquidity and capital resources”.

Profit before tax

Profit before tax for 2005 was US$95.3m, an increase of US$70.4m compared with 2004 due to a combination of lower net interest payable and depreciation and amortization charges and higher EBITDA offset by the absence of any gains from property disposals.

Income tax expense

The tax charge for 2005 was US$31.0m, compared to US$5.8m for 2004. The increase in the tax charge is largely driven by an increase in profit. The effective tax rate has increased from 23% in 2004 to 33% in 2005 due to the fact that in 2004 no tax liability arose upon the sale of our head office building due to the availability of capital losses.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we might be unable to fully transfer such higher costs to customers through price increases.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Group’s principal uses of cash have been for capital expenditure, to fund the development, marketing and distribution of new services and to fund our working capital requirements. Those requirements were met by cash flows from our operating activities as well as from borrowings under bank facilities and issuance of debt. Following the London Stock Exchange listing on 22 June 2005 and the related transactions of Inmarsat plc (the ultimate parent company), the Group’s indebtedness and debt service obligations decreased significantly.

The following table sets out our historical cash flows for each of the periods presented.

	As at 31 December
	2006	2005	2004
	(US$ in millions)
Net cash from operating activities	316.6	312.0	280.5
Net cash used in investing activities	(118.4)	(43.2)	(150.5)
Net cash used in financing activities	(189.8)	(465.4)	(130.6)
Foreign exchange adjustment	(0.2)	(0.6)	0.3

Net increase/(decrease) in cash and cash equivalents during the year	8.2	(197.2)	(0.3)

The Group had net borrowings at 31 December 2006 of US$879.7m primarily comprising drawings on the Senior Credit Facility of US$250m, Senior Notes of US$256.8m (net of US$53.6m Senior Notes held by the Group, being 17% of the aggregate principal outstanding), Senior Discount Notes of US$367.6m and deferred satellite payments of US$60.6m, net of cash and cash equivalents and short term deposits of US$42.8m.

On 24 May 2005 the Group’s subsidiary Inmarsat Investments Limited signed a new US$550m Senior Credit Facility led by Barclays Capital, ING Bank N.V. and The Royal Bank of Scotland plc. The facility is for general corporate purposes including refinancing existing debt, and was arranged in connection with the IPO.

The US$550m five-year Senior Credit Facility consists of a US$250m amortizing term loan and a US$300m revolving credit facility. The term loan and drawings under the revolving credit facility incur interest at LIBOR plus an applicable margin initially set at 1.2%. The applicable margin is adjusted according to the company’s ratio of debt to cash flow using a grid. The US$300m revolving credit facility is undrawn at 31 December 2006.

The Senior Credit Facility, in combination with existing surplus cash and the proceeds received from Inmarsat plc following IPO, was used to repay the Previous Senior Credit Facility of US$728.0m and the outstanding balance of the euro-denominated Subordinated Preference Certificates (€272.7m).

On 22 July 2005 we used US$185.9m to redeem 35% of the Senior Notes including interest and redemption premium. In December 2005 the Group’s subsidiary Inmarsat Investments Limited purchased US$10m of the Senior Notes including a premium on purchase of US$0.3m and during 2006 purchased a further US$43.6m of the Senior Notes including a premium on purchase of US$1.2m.

Net cash generated from operating activities during 2006 was US$316.6m compared to US$312.0m during 2005. The increase relates to movements in working capital and increased EBITDA. Net cash from operating activities during 2005 was US$312.0m compared to US$280.5m during 2004. The increase relates to an additional US$7.7m of interest income and movements in working capital. Prior to the IPO of Inmarsat plc the Group received cash income on the higher cash balances held. In addition we realized a cash gain of US$3.4m on an amendment to an interest rate swap contract, which fixed interest on a portion of the drawn Previous Senior Credit Facility.

Net cash used in investing activities during 2006 was US$118.4m compared with US$43.2m for 2005. During 2006 the Group had an outflow from maturing short-term deposits of US$nil, compared to an inflow of US$151.7m for 2005. In addition in 2005 the Group received net proceeds of US$9.4m for the sale of Invsat Limited and Rydex Corporation Limited. During 2006 the Group incurred continued capital expenditure for the construction of our Inmarsat-4 satellites and associated ground infrastructure of US$114.4m. Included in investing activities during 2006 was an initial payment of US$4.0m on completion of the ACeS collaboration arrangements. Net cash used in investing activities during 2005 was US$43.2m compared with US$150.5m for 2004. During 2005 the Group had an inflow from maturing short-term deposits of US$151.7m compared to an outflow of US$100.6m for 2004. In addition the Group received net proceeds of US$9.4m for the sale of Invsat Limited and Rydex Corporation Limited. During 2005 we continued to make substantial investments in capital expenditure for the construction of our Inmarsat-4 satellites and associated ground infrastructure of US$204.3m. In 2004 the Group incurred US$34.9m of costs relating to the December 2003 acquisition and financing, in addition to US$140.1m in capital expenditure primarily for the Inmarsat-4 satellites and associated ground infrastructure, offset in part by US$125.1m of net proceeds from the sale of our head office building at 99 City Road, London.

Net cash used in financing activities during 2006 was US$189.8m compared to US$465.4m during 2005. During 2006, the Group purchased US$43.6m principal of its Senior Notes, paying a premium of US$1.2m (2005: US$10.0m, paying a premium of US$0.3m) and paid US$36.4m interest on Senior Notes and Facilities, a reduction of US$40.5m as a result of lower levels of debt following the listing and related transactions which took place in June 2005. The Group paid dividends of US$98.2m in 2006 compared to US$24.7m in 2005. Net cash used in financing activities during 2005 was US$465.4m compared to US$130.6m during 2004. On June 22, 2005 the Company received a capital contribution from Inmarsat plc (ultimate parent company) of US$330.0m and issued share capital to Inmarsat plc for an additional US$312.0m in proceeds. A combination of these proceeds, surplus cash and the Senior Credit Facility (as described above) were utilized to repay borrowings. A principal repayment of the Previous Senior Credit Facility was also made during 2005 in the amount of US$9.5m. In July 2005 the Group spent US$167.1m to redeem 35% of the Senior Notes, and in December 2005 purchased US$10.0m of these Notes. During 2004 we issued US$477.5m of Senior Notes, US$301.0m of Senior Discount Notes and we repaid our bridge borrowings of US$365.0m, repaid US$62.5m of our Previous Senior Credit Facility and repaid US$385.8m of the Subordinated Preference Certificates.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Debt

Our third-party indebtedness at 31 December 2006 was US$932.9m. This primarily comprised the term loan under our Senior Facility Agreement in an aggregate principal amount of US$250.0m, US$310.4m principal amount of indebtedness under the Senior Notes (gross of US$53.6m purchased Senior Notes) and US$372.5m of Senior Discount Notes including accrued interest. In addition, we have a further US$300.0m Revolving Committed Facility available and undrawn under the Senior Facility Agreement. The borrowings of the Group are mostly at fixed rates. Both Notes which mature in 2012 are at fixed rates. The US$250.0m floating draw-down under the Senior Credit Facility was partially fixed by a US$150.0m interest rate swap which expired in December 2006.

The borrower under the Senior Facility Agreement is Inmarsat Investments Limited. Inmarsat Investments Limited’s obligations under the Senior Facility Agreement are guaranteed by Inmarsat Group Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited, Inmarsat Services Limited and Inmarsat (IP) Company Limited. The borrower’s obligations under the Senior Facility Agreement are secured by a pledge over the shares of Inmarsat Ventures Limited.

Under the Senior Facility Agreement as discussed above the term loan and drawings under the revolving committed facility are initially priced at 120bp above LIBOR, which is payable quarterly, and thereafter tied to a leverage grid. The US$300.0m Revolving Committed Facility was undrawn at 31 December 2006.

The revolving facility is available (subject to satisfaction of drawing conditions) until the earliest of the date on which the term loan is repaid in full or cancelled and 24 May 2010. Each advance under the revolving facility must be repaid on the last day of each interest period with respect to the advance and amounts repaid may be redrawn (subject to satisfaction of certain conditions).

Under the Senior Facility Agreement, we have agreed to maintain specified ratios of EBITDA to total net interest payable, total net debt to EBITDA and senior net debt to EBITDA.

The Senior Facility Agreement contains customary events of default.

The Senior Facility Agreement contains customary covenants, including restrictions on the ability of Inmarsat Investments Limited to make payments on the subordinated intercompany note proceeds loans. Under the Senior Facility Agreement and the intercreditor agreement, Inmarsat Investments Limited may pay interest (but not principal), fees, expenses or other amounts (including reasonable legal fees and taxes) on the subordinated intercompany note proceeds loans; however, these payments will be suspended for specified periods during an event of default under the Senior Facility Agreement.

Future drawings under the Senior Facility Agreement will be available only if, among other things, we meet the financial covenants in the Senior Facility Agreement. Our ability to meet those covenants will depend on our results of operations, which may be affected by factors outside of our control. See “Risk Factors—We require a significant amount of cash to make payments on the notes and to service our debt. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control”.

Inmarsat Finance plc completed an offering of US$375m aggregate principal amount 7 5/8% Senior Notes due 2012 in January 2004. In April 2004, Inmarsat Finance plc issued a further US$102.5m aggregate principal amount of 7 5/8% Senior Notes due 2012. The Senior Notes are guaranteed on a senior basis by Inmarsat Group Limited, the parent company of Inmarsat Finance plc, and on a senior subordinated basis by Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited. The proceeds from each offering of Senior Notes were loaned by Inmarsat Finance plc to Inmarsat Investments Limited pursuant to separate subordinated intercompany note proceed loans which provide that interest will accrue at a rate sufficient to fund interest on the Senior Notes (including default interest) and, if applicable, additional amounts. In July 2005 the Group redeemed 35% of its Senior Notes, reducing the notes outstanding from US$477.5m to US$310.4m. During 2006 Inmarsat Investments Limited purchased US$43.6m of our Senior Notes paying a premium of US$1.2m (2005: US$10.0m paying a premium of US$0.3m).

Interest on the Senior Notes is payable semi-annually on 28 February and 31 August of each year. The Senior Notes are redeemable, at the option of Inmarsat Finance plc, in whole or in part, at any time on or after 1 March 2008 at 103.813% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after 1 March 2011.

The indenture governing the Senior Notes contains customary covenants, limitations and requirements. In particular, covenants limit the ability of Inmarsat Group Limited to make payments to Inmarsat Holdings Limited to an amount equal to 50% of the net income of Inmarsat Group Limited (including 100% of any net loss) from 1 April 2004. The indenture also requires Inmarsat Finance plc to commence and consummate an offer to purchase the Senior Notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the Senior Notes to the date of purchase, upon events constituting or which may constitute a change of control of Inmarsat plc, our ultimate parent company.

The indenture also provides for events of default, which, if any of them were to occur, would permit or require the principal of, premium, if any, interest and other monetary obligations on the Senior Notes to be declared to be immediately due and payable.

In November 2004 Inmarsat Finance II plc issued US$450.0m aggregate principal amount at maturity of 10 3/8% Senior Discount Notes due 2012. The gross proceeds received were US$301m. The accreted value of each note will increase until November 2008 at a rate of 10.375% per annum compounded semi-annually on each May 15 and November 15 such that the accreted value will equal the principal amount. From November 2008 the Senior Discount Notes will be payable in cash semi-annually in arrears beginning on May 2009. Inmarsat Finance II plc loaned the proceeds to Inmarsat Holdings Limited.

The Senior Discount Notes are senior obligations of Inmarsat Finance II plc, and rank equally with all future senior obligations of Inmarsat Finance II plc. The obligations under the notes are guaranteed on a senior basis by Inmarsat Holdings Limited. The Senior Discount Notes are not guaranteed by any subsidiaries but are structurally subordinated in right of payment of all obligations of the subsidiaries of Inmarsat Holdings Limited.

The Senior Discount Notes are redeemable, at the option of Inmarsat Finance II plc, in whole or in part, at any time on or after November 15, 2008 at 105.188% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest on or after 15 November 2011. In addition, prior to 15

November 2007, Inmarsat Finance II plc may redeem up to 35% of the aggregate principal amount at maturity of the notes, or all (but not fewer than all) of the notes, in each case, from the proceeds of certain equity offerings. If a change of control occurs Inmarsat Finance II plc will be required to offer to purchase the notes from the holders thereof of 101% of the accreted value thereof.

The indenture also provides for events of default, which, if any of them occur, would permit or require the principal of, premium, if any, interest and other monetary obligations on the Senior Discount Notes to be declared to be immediately due and payable.

The effective interest rates at the balance sheet dates were as follows:

	As at 31 December
Effective interest rate %	2006	2005	2004
Bank overdrafts	7.3	5.0	5.0
Senior Discount Notes	10.375	10.375	10.375
Senior Notes	7.625	7.625	7.625
Senior Credit Facility	6.06	4.62	—
Previous Senior Credit Facility	—	—	5.5
Subordinated Preference Certificates	—	—	13.5

CAPITAL EXPENDITURES

We have incurred significant capital expenditures to fund the construction of our Inmarsat-4 satellites including the launch and insurance of the Inmarsat-4 F1 and F2 satellites, and the development, marketing and distribution of our BGAN services. We anticipate incurring further capital expenditures to maintain our existing network assets and premises in the normal course of business. We do not expect the total capital costs of our original Inmarsat-4 programme to exceed US$1.5 billion, which includes the construction of three Inmarsat-4 satellites and associated ground infrastructure, launch costs of two Inmarsat-4 satellites, and the development of our BGAN services. Of this amount, as of 31 December 2006, we had incurred approximately US$1.3 billion in connection with constructing the three Inmarsat-4 satellites, building ground-based transmission facilities and systems at Fucino, Italy and Burum, the Netherlands and developing our BGAN services.

The following table summarizes our capital expenditure (on an accruals basis) for the periods set out below.

	2006	2005	2004
	(US$ in millions)
Total capital expenditure	82.8	305.0	140.3

We estimate that the remaining cost to complete the Inmarsat-4 programme will be approximately US$200m. Additionally, we estimate that the cost of launching the third Inmarsat-4 satellite, including launch insurance, to be approximately US$120m and we have committed to build a third Satellite Access Station costing approximately US$40m. The three Inmarsat-4 satellites are now complete, with two successfully launched in 2005 and the third awaiting launch.

As a result of the Group’s investment in ACeS (provider of low-cost handheld and fixed voice services) to enable expanded handheld coverage using the existing Inmarsat-4 satellites, the Group has begun a process of network infrastructure upgrades and an accelerated modernization of the existing handheld satellite phone. In connection with the network infrastructure upgrades, the Group has placed a contract with Lockheed Martin for US$36.6m for delivery in 2008.

We estimate that our capital expenditure not related to new satellite programs, which we refer to as maintenance capital expenditure, will be in the range of US$15.0m to US$25.0m a year over the next ten years. In addition, we may choose to incur additional capital expenditure in any year to fund revenue-enhancing projects.

CONTRACTUAL OBLIGATIONS

The following table summarizes contractual obligations, commercial commitments and principal payments under our debt instruments that we would have been obliged to make as of 31 December 2006.

	Actual Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(US$ in millions)
Long-term debt obligations(5)(6)	934.0	—	50.4	200.4	683.2
Short-term debt obligations	0.2	0.2	—	—	—
Capital commitments relating primarily to Inmarsat-4 satellites(1)	139.0	33.2	50.2	13.9	41.7
Deferred satellite payments	60.6	11.7	21.2	12.2	15.5
Operating leases
Land and buildings(2)	199.7	9.0	18.1	20.4	152.2
Other(3)	32.4	11.0	17.0	4.3	0.1
Other (non-cancellable agreements)(4)	3.7	3.4	0.3	—	—

Total contractual obligations	1,369.6	68.5	157.2	251.2	892.7

(1)	Over the course of our Inmarsat-4 satellite construction contract, we or the manufacturer may suggest or require changes as a consequence of milestone-related or other testing or other technological developments. Those variations typically require price adjustments or, in certain circumstances, could result in delays to our payment obligations. Delays in our Inmarsat-4 program could result in our contractual commitments becoming payable in later periods.

(2)	Relates to the 25-year leaseback of head office building 99 City Road, London.

(3)	Relates primarily to network and satellite services contracts.

(4)	Relates primarily to warranty costs associated with the BGAN program.

(5)	Long-term debt obligations are gross of senior notes purchased by Inmarsat Investments Limited in the amount of US$53.6m.

(6)	Excludes interest obligations on Senior Notes, Senior Discount Notes and Senior Credit Facility of US$74.4m due less than 1 year; US$154.5m due 1-3 years; and US$188.1m due 3-5 years.

RESEARCH AND DEVELOPMENT

Research and development costs were US$0.2m during the year ended 31 December 2006 and US$0.2m during the year ended 31 December 2005. We expect Research and Development costs to increase in future periods now the Inmarsat-4 development program is virtually finished.

OFF BALANCE SHEET ARRANGEMENTS

We do not currently have any off-balance sheet arrangements other than operating leases. See “Contractual Obligations”.

TREND INFORMATION

Please see “Operating Results” and “Item 4. Information on the Company—Business Overview” for trend information.

Significant Factors Affecting Our Results of Operations

Effect of Global Events

Demand from government, media and international aid organizations for our services increases, sometimes substantially, in areas affected by global events.

Effect of Shift from Voice to Data

The mix of our data and voice services has changed during the periods under review. As a percentage of mobile satellite communications services revenues, revenues from voice services decreased from 30.2% during 2004 to 25.4% during 2006, while revenues from our data services increased from 57.4% to 62.3% over the same period. Our voice revenues have declined primarily due to the migration of end-users from our higher priced analogue services to our lower priced digital services and to the loss of voice traffic to lower priced voice services provided by competitors, principally the voice handheld services of Iridium, Globalstar and Thuraya. We expect the decline in voice revenues to continue in the near to medium term, but at lower rates than we have experienced during the periods under review. We also expect data revenues to increase in the future, particularly with our BGAN services. The growth in data revenues is expected to more than offset the decline in voice revenues during this period.

Effect of Volume Discounts

On 15 April 2004, we revised our distribution arrangements by entering into the Distribution Agreements to govern our future relationship with our distribution partners. Under the new agreements, for each of our services a distribution partner provides to end-users, the distribution partner must pay us a fixed price (expressed in US dollars per chargeable unit) multiplied by the volume of traffic that the distribution partner generates in relation to that service. Prices are subject to service-specific, volume-based discounts for distribution partners that reach specified sales volume targets in any financial year. Our new Distribution Agreements provide that, in the initial pricing period (i.e., from 15 April 2004 until 31 December 2008) we will make available to distribution partners volume discounts in a minimum annual amount equal to 6.0% (pro rated during 2004 for the nine months ending 31 December), 6.5% (2005) and 7.0% (2006, 2007 and 2008) of Inmarsat Global Limited’s previous-year revenue from “demand-assigned” services (i.e., existing and next-generation services, other than leasing and radio-determination services). To the extent that the value of volume discounts and other incentives our distribution partners earn is less than the minimum amount specified in the preceding sentence in any year (at least to the end of 2008), we must add such shortfall to the minimum incentive amount for distribution in the following year, and can allocate it in a variety of forms, including price promotions, reductions or incentives. As a result of these volume-based discounts, our mobile satellite communications services revenues are increasingly affected as the year progresses because the discount increases as distribution partners achieve higher aggregate volumes for the period. Accordingly, the effect of these volume discounts will influence our quarterly results of operations.

The minimum volume discount percentages in the Distribution Agreements reflect the aggregate minimum volume discounts available in a specified year, rather than an overall year-on-year price reduction. To derive minimum year-on-year increases in volume discounts available under the provisions of the Distribution Agreements, it is necessary to consider the year-on-year increment rather than the percentage itself (i.e., 7.0% in 2006 versus 6.5% in 2005, a difference of 0.5%). The actual volume discount for the 12 months ended 31 December 2006 was $42.1m or 8.9% of our revenues from “demand assigned” services we provided to our distribution partners during the twelve months ended 31 December 2005.

In addition to the preceding incentives, from 2005 onwards, the Distribution Agreements require us to provide an additional incentive to our distribution partners in the form of either (at the relevant distribution partner’s option) a cash payment or a credit against future services, in either case, if we exceed certain consolidated airtime revenue amounts. These revenue amounts were fixed for 2006 and 2005 but not triggered, and have now been set for 2007 and 2008.

Subject to cost and revenue-neutral alterations, the initial prices and discounts set out in the Distribution Agreements are effective until 31 December 2008. The Distribution Agreements contain procedures to establish new prices and discounts for periods after 2008.

Effect of End-user Migration from Analogue to Digital Services

During the periods under review, we have continued to migrate enterprise level users from our older, less technically efficient analogue services to our newer digital services. In addition to enabling higher speed service for the end-user, digital technology allows us to use our satellite capacity more efficiently. In particular, digital signal processing technology and the use of spot beams enable us to carry higher total traffic. To date, a substantial number of end-users, principally in the maritime sector, have migrated from analogue to digital services. As a percentage of mobile satellite communications services revenues, revenues from our analogue service decreased from 7.0% during 2004 to 2.2% during 2006. As per-minute prices for analogue services are higher than those for digital services, this migration of end-users has had a negative impact on our mobile satellite communications services revenues. We intend to cease supporting analogue services (specifically Inmarsat A) at the end of 2007. Although the migration from analogue to digital services has caused our revenues to decrease, the transition to digital services has greatly increased the capacity of our existing satellites. Thus, if demand for digital services continues to grow, we will have significant additional capacity available to satisfy the increase.

Effect of Headcount Reductions

During 2006 the Group implemented organisational changes to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan was a redundancy programme involving 42 employees. The redundancies primarily related to those employees responsible for the completion of the Inmarsat-4 program, with the departure of staff being phased across the year. Redundancy and other restructuring costs of US$6.8m have been recognised as an expense for the year ended 31 December 2006, and are expected to result in annualised savings of approximately US$8.7m.

Effect of Inmarsat-4 Satellite Program and our BGAN Services

We have incurred significant capital expenditure to fund the construction and launch of our Inmarsat-4 satellites and the development, marketing and distribution of our BGAN services. We expect the total capital cost of commencing operation of our Inmarsat-4 satellites and developing our BGAN services to be approximately US$1.5 billion, although the final cost may vary. We began to depreciate the development costs associated with our R-BGAN services upon its introduction, and are now depreciating the cost of the Inmarsat-4 program and our remaining BGAN services development costs as each Inmarsat-4 satellite becomes available for commercial service. The increase in depreciation expense will have a significant impact on our results of operations in future periods.

In addition, in the event that we encounter problems upon the launch or the in-orbit operation of our Inmarsat-4 satellites or with our BGAN services, we may be required to perform an impairment review, which could result in a write-down of the carrying book value of our Inmarsat-4 satellite assets in the relevant period. Furthermore, once our remaining Inmarsat-4 satellite is in orbit, we may re-evaluate the depreciable lives of those assets in light of their revised estimated useful lives (which may change from our current expectations, depending on future events).

Following the successful deployment of our Inmarsat-4 satellite fleet, and the launch of our BGAN services, we believe our BGAN service offering will enable us to exploit the profitable growth opportunities presented by existing and new end-users’ increasing demand for high-bandwidth mobile communication services, as evidenced by the strong underlying growth in data services we have experienced in recent years. In addition, the incremental capacity from our broadband network should allow us opportunities to expand significantly our leasing business.

Effect of Weakness in US Dollar Relative to Pound Sterling

We use the US dollar as our functional and reporting currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the US dollar. Our primary exchange rate risk is against pounds sterling. During the periods under review, the US dollar has significantly weakened against the pound sterling, but the effects of this weakness were largely offset by our existing currency hedging arrangements. As our hedging arrangements are relatively short-term (generally up to 24 months), continued weakness in the US dollar will adversely affect our results of operations in 2006 and future periods. The exchange rate between US dollars and pounds sterling as at 31 December 2006 was US$1.96/£1.00 (2005 US$1.72/£1.00, 2004: US$1.92/£1.00). The hedged rate between US dollar and pounds sterling for 2006 was US$1.77/£1.00 (2005: US$1.77/£1.00, 2004: US$1.49/£1.00). Our hedged rate for 2007 is expected to be US$1.81/£1.00 on forecast expenditure.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

(A)    Inmarsat plc

Board of Directors

Inmarsat plc is our ultimate parent company and manages each member of the Group.

The table below sets out the names of the directors of Inmarsat plc, their ages and their current positions.

Name	Age	Position
Andrew Sukawaty	51	Chairman and Chief Executive Officer
Michael Butler	43	Executive Director and President and Chief Operating Officer
Rick Medlock	47	Executive Director and Chief Financial Officer
Sir Bryan Carsberg	68	Non-executive Director – Independent Director
Stephen Davidson	51	Non-executive Director – Independent Director
Admiral James Ellis Jr (ret)	59	Non-executive Director – Independent Director
Kathleen Flaherty	55	Non-executive Director – Independent Director
John Rennocks	61	Non-executive Director – Independent Director and Deputy Chairman

The address for each director is c/o Inmarsat plc, 99 City Road, London EC1Y 1AX, United Kingdom.

Andrew Sukawaty, joined the Company as Chairman in December 2003 and was appointed Chief Executive Officer in March 2004. He is non-executive chairman of Xyratex Ltd (Nasdaq). He is a non-executive director of Telefonica O2 Europe plc (a wholly owned subsidiary of Telefonica S.A.) and non-executive director of Powerwave Technologies Inc. (Nasdaq). Between 1996 and 2000, he served as chief executive officer and president of Sprint PCS. He was chief executive officer of NTL Limited from 1993 to 1996. Previously, he held various management positions with US West and AT&T. Mr. Sukawaty holds a BBA from the University of Wisconsin and an MBA from the University of Minnesota.

Rick Medlock, joined the Board in September 2004. Prior to joining Inmarsat, he had served as chief financial officer and company secretary of NDS Group plc (Nasdaq and Euronext) since 1996. Mr. Medlock previously served as chief financial officer of several private equity backed technology companies in the United Kingdom and the United States. Mr Medlock is also a non-executive director of THUS plc and Chairman of their Audit Committee. He is a Fellow of the Institute of Chartered Accountants of England and Wales. Mr. Medlock holds an MA in Economics from Cambridge University.

Michael Butler, joined the Board in December 2003. He has served as Managing Director of Inmarsat Global Limited since May 2000 and became Chief Operating Officer in June 2004 and President in November 2006. Prior to joining Inmarsat, he was the managing director of MCI WorldCom International in the United Kingdom. Between May 1994 and April 2000, he held various general management positions, initially at MFS Communications Limited and subsequently MCI WorldCom International following WorldCom’s acquisition of MFS at the end of 1996. Between 1988 and 1994, he was employed by British Telecommunications plc in a variety of business to business, sales and marketing roles. Between January 1983 and November 1988, he held a number of managerial and marketing positions within the various business units of 3M (UK) PLC. He holds an HNC in Business and Finance and a Diploma from the Chartered Institute of Marketing.

John Rennocks, joined the Board in January 2005. He is an independent non-executive chairman of Diploma plc, Nestor Healthcare Group plc and Intelligent Energy plc, and a non-executive director of several other companies. He has broad experience in biotechnology, support services and manufacturing. Mr. Rennocks previously served as a director of Inmarsat Ventures plc, and as Executive Director-Finance for British Steel plc/Corus Group plc, Powergen plc and Smith & Nephew plc. Mr. Rennocks is a Fellow of the Institute of Chartered Accountants of England and Wales.

Sir Bryan Carsberg, joined the Board in June 2005. He is currently Chairman of the Council of Loughborough University. He is an independent, non-executive director of RM plc and Novae Group plc. He was the first Director General of Telecommunications (head of Oftel, the telecommunications regulator that preceded Ofcom) from 1984 to 1992, Director General of Fair Trading from 1992 to 1995 and Secretary General of the International Accounting Standards Committee (predecessor of the International Accounting Standards Board) from 1995 to 2001. He was an independent, non-executive director of Cable and Wireless Communications plc from 1997 to 2000 and non-executive Chairman of MLL Telecom Ltd from 1999 to 2002. Sir Bryan is a Fellow of the Institute of Chartered Accountants of England and Wales and an Honorary Fellow of the Institute of Actuaries; he was knighted in January 1989. He holds an M.Sc. (Econ) from the University of London (London School of Economics).

Admiral James Ellis Jr (Rtd), joined the Board in June 2005. He is President and Chief Executive Officer of the Institute of Nuclear Power Operations (INPO), with headquarters in Atlanta, Georgia. Admiral Ellis retired from the US Navy in 2004 as Commander, United States Strategic Command. He was responsible for the global command and control of US strategic forces to meet decisive national security objectives. Admiral Ellis is a graduate of the US Naval Academy and was designated a Naval Aviator in 1971 and held a variety of sea and shore assignments in the United States and abroad. He holds Master of Science degrees in Aerospace Engineering and in Aeronautical Systems. He is a native of South Carolina and also serves as a Director of the Lockheed Martin Corporation and Level 3 Communications.

Stephen Davidson, joined the Board in June 2005. Mr Davidson is Chairman of SPG Media plc, Enteraction TV Ltd and Digital Marketing Group plc, and is also a non-executive director of several other companies. He has held various positions in investment banking, most recently at West LB Panmure where he was Global Head of Media and Telecoms Investment Banking then Vice Chairman of Investment Banking. From 1992 to 1998 he was Finance Director then Chief Executive Officer of Telewest Communications plc. He was Chairman of the Cable Communications Association from 1996 to 1998. He holds an MA (first class) in Mathematics and Statistics from the University of Aberdeen.

Kathleen Flaherty, joined the Board in May 2006. She retired as the Chief Marketing Officer at AT&T in December 2005, a position she had held since June 2004. She currently serves as a non-executive Director of GenTek, Inc. (Nasdaq). Ms. Flaherty served on the board of Marconi Corporation, plc from May 2003 until it was sold to L. M. Ericsson in 2005, and on the board of telent plc until October 2006. She also served on the boards of CMS Energy Corporation (NYSE) and Consumers Energy Company (NYSE) from 1995 to 2004. Ms. Flaherty was previously President and Chief Operating Officer of Winstar International from 1999 to 2001. From 1997 to 1998, Ms. Flaherty was the Senior Vice President, Global Product Architecture for MCI Communications, Inc. Prior to that she was Marketing Director for National Business Communications at BT. Ms. Flaherty graduated from Northwestern University, Evanston Illinois with a Ph.D. in Industrial Engineering and Management Sciences. She is a member of the McCormick Advisory Board, Northwestern University, and its executive committee.

Senior Management

In addition to the executive management on our Board, the day-to-day management of the Group is conducted by the following senior managers:

Name	Age	Position
Richard Denny	54	Vice President of Satellite and Network Operations
Alison Horrocks	44	Company Secretary
Eugene Jilg	71	Chief Technical Officer; Vice President of Product Evolution
Debbie Jones	49	Vice President of Business and Customer Operations
Perry Melton	46	Vice President of Sales and Marketing
Leo Mondale	48	Vice President of Business Development and Strategy
Rupert Pearce	43	Group General Counsel

The following is a brief biography of the above senior managers:

Richard Denny has held various positions responsible for the control of our satellites since he joined Inmarsat Global Limited and its intergovernmental predecessor in August 1988. Since November 1998, he has been Vice President of Satellite and Network Operations, with responsibility for satellite control, network operations, network frequency and spectrum management. Prior to joining Inmarsat from 1984 to 1988, Mr. Denny worked with AUSSAT Pty Limited in Australia in connection with the establishment of the company’s satellite control facilities and subsequent satellite operations. Between 1971 and 1984, he held various positions in the satellite communications field with OTC, an Australian international communications carrier. Mr. Denny received his diploma in Electronics and Communications from North Sydney Technical College in 1974.

Alison Horrocks has been Secretary to the Board since its inception and also serves the boards of Inmarsat’s other main operating companies. She was previously group company secretary of International Public Relations plc, a worldwide public relations company. She is a Fellow of the Institute of Chartered Secretaries and Administrators.

Eugene Jilg returned to Inmarsat Ventures Limited in January 1999 as our acting Vice President of Corporate Affairs and Strategy and subsequently was appointed as Chief Technical Officer and is also Vice President, Product Evolution, Inmarsat Global Limited. Previously, between November 1989 and April 1998, he held various positions within the intergovernmental predecessor principally managing satellite programmes and operations. Prior to joining Inmarsat, between August 1984 and September 1989, Mr. Jilg co-owned and co-managed Celsius Joint Venture, doing business as Case Parts Company. Between 1979 and 1984, Mr. Jilg was Deputy Director of the Space Systems Division of Ford Aerospace and Communications Corporation. Prior to this, from 1964, he held various positions at Communications Satellite Corporation. Prior to 1964, Mr. Jilg was, inter alia, employed by the US Government and was an officer in the US Navy. He holds a BS degree and an MS degree in Mechanical Engineering from Stanford University.

Debbie Jones has been the Vice President of Business and Customer Operations, Inmarsat Global Limited since November 2000. Ms. Jones is a non-executive director of Capital Law LLP. Between 1995 and 2000, she was the senior human resources adviser for Eversheds Solicitors. Between 1988 and 1995, she was the head of personnel at Companies House in Cardiff. Between 1983 and 1988, Ms. Jones held various operational, information technology supervisory and management positions at the Department of Trade and Industry and the Office for National Statistics. She is a member of the Chartered Institute of Personnel and Development.

Perry Melton has been with Inmarsat Global Limited and its intergovernmental predecessor since 1992 and is the Vice President of Sales and Marketing. Prior to his current position, between 1992 and April 2002 Mr. Melton held various management positions, including Vice President of Strategic Development, manager of our Inmarsat-4 satellite investment planning team and head of procurement and contracts. Between 1982 and 1992, Mr. Melton gained considerable experience in the space and information systems industries through his employment in various finance and contracts positions with Lockheed Martin. Mr. Melton was educated at University of Notre Dame, where he received a BA degree in English Literature.

Leo Mondale joined Inmarsat in September 2004 and is based in Washington, D.C. Mr. Mondale is a lawyer, and was most recently a partner in Thaler Associates, a firm providing consulting and transactional services to enterprises engaged in transatlantic business. Mr. Mondale served as president of the Washington, D.C. office of Arianespace Inc. from March to December 2000, and was responsible for sales, marketing and governmental affairs in the United States. Prior to that role, he was involved in the Iridium project initiation programme at Motorola Satellite Communications, and spent the following nine years at Iridium in a range of posts, including senior vice president and chief financial officer. Mr. Mondale has a BA from the University of Minnesota and a JD from George Washington University, Washington D.C.

Rupert Pearce joined Inmarsat in January 2005 from Atlas Venture a venture capital company, where he was a partner working with the firm’s European and US investment teams on investment, divestment, M&A and corporate finance transactions and was a member of the firm’s investment and exit committees. He was previously a partner at the international law firm Linklaters, where he spent 13 years specializing in corporate finance, M&A and private equity transactions. He received an MA in Modern History from Oxford University, and won the 1995 Fulbright Fellowship in US securities law, studying at the Georgetown Law Center. He is a Visiting Fellow of the Tanaka Business School, Imperial College, London.

There are no family relationships between any director and senior management.

BOARD PRACTICES

Corporate Governance

Our parent company, Inmarsat plc has established audit remuneration and nomination committees.

Audit Committee

The audit committee of the Board of directors of Inmarsat plc comprises John Rennocks (Chairman), Sir Bryan Carsberg and Stephen Davidson. All members of the audit committee are independent, non-executive directors and have significant, recent and relevant financial experience. By invitation, the meetings of the audit committee may be attended by the Chairman and Chief Executive Officer, Chief Financial Officer and the internal and external auditors.

The audit committee has particular responsibility for monitoring the adequacy and effectiveness of the operation of internal controls and risk management and ensuring that the Group’s financial statements present a true and fair view of the Group’s financial position. Its duties include keeping under review the scope and results of the audit and its cost effectiveness, consideration of management’s response to any major external or internal audit recommendation and the independence and objectivity of the internal and external auditors.

During the year to 31 December 2006, the audit committee reviewed and endorsed, prior to submission to the Board, half-year and full-year financial statements and results announcements and the quarterly financial reports for the Company and Inmarsat Group Limited. It considered internal audit reports and risk management updates, agreed external and internal audit plans and received updates on management responses to audit recommendations. The audit committee considered the appointment of new auditors of the Company and made a recommendation to the Board in this regard. It also approved recommendations on the review of accounting policies and monitored progress on the Group’s preparedness for complying with the requirements of Section 404 of the Sarbanes-Oxley Act 2002 for its US reporting subsidiaries which will be required for reporting periods commencing 1 January 2007.

The Company Secretary, as Chairman of the Disclosure Committee, reported on matters that affected the quality and timely disclosure of financial and other material information to the Board, to the public markets and to shareholders. This enabled the audit committee to review and clarify the completeness of financial reporting disclosures prior to their release by the Board.

Remuneration Committee

The remuneration committee of the Board of directors comprises Stephen Davidson (Chairman), Sir Bryan Carsberg, Admiral James Ellis Jr (ret) and Kathleen Flaherty. All committee members are independent, non-executive directors.

The remuneration committee, on behalf of the Board, meets as and when necessary to review and approve as appropriate the remuneration of the executive directors and senior management and major remuneration plans for the Group as a whole. The remuneration committee appraises the Chairman and Chief Executive Officer against his written objectives. Similarly, the Chairman and Chief Executive Officer appraises the other executive directors. The remuneration committee approves the setting of objectives for all of the executive directors and authorizes their annual bonus payments for achievement of objectives. The remuneration committee provides remuneration packages sufficient to attract, retain and motivate executive directors required to run the Company successfully but does not pay more than is necessary for this service. The remuneration committee is empowered to recommend the grant of share options under the existing share option plans and to make awards under the long-term incentive plans. The remuneration committee considers there to be an appropriate balance between fixed and variable remuneration and between short and long-term variable components of remuneration. All of the decisions of the remuneration committee on remuneration matters in 2006 were reported to and endorsed by the Board.

Nominations Committee

The nominations committee of the Board of directors comprises Andrew Sukawaty (Chairman), John Rennocks and Admiral James Ellis Jr (ret).

The nominations committee met three times during 2006. The nominations committee has responsibility for nominating to the Board, candidates for appointment as directors, bearing in mind the need for a broad representation of skills across the Board. The nominations committee will also make recommendations to the Board concerning the re-appointment of any independent, non-executive director by the Board at the conclusion of his or her specified term; the re-election of any director by shareholders under the retirement provisions of the Company’s articles of association; and changes to senior management.

(B)    Management of the Issuer

Board of Directors

The directors of Inmarsat Finance II plc are Andrew Sukawaty, Michael Butler and Rick Medlock.

Audit Committees

The audit committee of Inmarsat Holdings Limited is comprised of Andrew Sukawaty and Michael Butler, neither of whom the board of directors considers to be an audit committee financial expert, and neither of whom is independent (as such term is defined under the rules adopted by the New York Stock Exchange pursuant to the Sarbanes-Oxley Act of 2002). We believe that the members of Inmarsat Holdings Limited’s audit committee have sufficient experience to perform their responsibilities. Neither the issuer nor the guarantor is required under its law of incorporation to include financial experts on its audit committee.

COMPENSATION

In the year ended 31 December 2006, Inmarsat Holdings Limited paid or accrued compensation (including salary, bonus, benefits and pension) of US$6.8m (2005: US$7.8m) to the Executive Directors and senior management employed during that period. This includes compensation in all capacities with respect to Inmarsat plc and its subsidiaries.

The following table sets out the total compensation for prior and current directors of Inmarsat plc for the year ended 31 December 2006.

	Year ended 31 December 2006
	Salaries/ Fees	Bonus	Benefits	Total	Pension
	(US$000)
Executive directors
Andrew Sukawaty	674	684	32	1,390	80
Rick Medlock	467	326	9	802	19
Michael Butler	472	323	9	804	19
Non-executive directors
Kathleen Flaherty (appointed 9 May 2006)	49	—	—	49	—
Sir Bryan Carsberg	80	—	—	80	—
Stephen Davidson	86	—	—	86	—
Admiral James Ellis Jr (ret)	156	—	—	156	—
John Rennocks	143	—	—	143	—

	2,127	1,333	50	3,510	118

1.	The pension for Andrew Sukawaty includes an annual salary supplement in lieu of employer pension contribution.

2.	During the year, the Remuneration Committee approved an increase in salary for Mr Sukawaty to £450,000 per annum. Mr Sukawaty requested that the majority of this increase be waived and agreed to a salary of £386,250.

3.	The Remuneration Committee acknowledged Mr Butler’s appointment as President of Inmarsat plc and agreed to increase his salary to £300,000 per annum with effect from 1 December 2006.

4.	During the year to 31 December 2006, the fee for Admiral James Ellis Jr (ret) included a full year’s fee of US$75,764 as a director of Inmarsat Inc, a wholly-owned subsidiary in the US.

Service Contracts

The Chairman, who is also the Chief Executive Officer, has a service agreement for his services as Chief Executive Officer effective from 17 June 2005. The notice period to be given by either party is one year.

The Chief Financial Officer has an employment contract dated 17 June 2005. The notice period to be given by either party is one year.

The Chief Operating Officer has an employment contract dated 17 June 2005. The notice period to be given by either party is one year. In November 2006, Mr Butler took on the additional responsibility of President of Inmarsat plc in addition to his role as Chief Operating Officer.

Fees for non-executive directors are determined annually by the Board as a whole, taking advice as appropriate and reflecting the time commitment and responsibilities of the role. With effect from 1 October 2006, the Board approved an increase of 3% to the basic non-executive directors’ fee and an increase to the fee for the chairman of the remuneration committee. Non-executive directors’ fees currently comprise a basic fee of £41,200 per annum plus additional fees of £5,000 per annum for committee chairmanship of the audit and nominations committees, £7,500 per annum for chairmanship of the remuneration committee and £2,500 per annum for each committee membership.

The Deputy Chairman and Senior Independent director receives a basic fee of £77,250 per annum which includes fees for any committee membership plus a fee of £5,000 per annum for chairmanship of the audit committee.

Admiral James Ellis Jr (ret) also receives a fee in respect of his directorship of Inmarsat Inc which was US$75,764 for 2006. This fee was increased with effect from 1 October 2006 at the same time as the increase in fees for all non-executive directors.

Non-executive directors do not participate in any annual bonus nor in the pension scheme, healthcare arrangements nor in any of the Company’s long-term incentive plans. The Company repays the reasonable expenses they incur in carrying out their duties as directors.

Non-executive directors have letters of appointment instead of service contracts.

Pension Plans

Since April 1999 (when Inmarsat Ventures Limited was incorporated), we have operated the following pension schemes to provide benefits to employees.

Pensionsaver plan

This defined contribution plan is established pursuant to a trust deed and is managed by a trustee company. All UK employees on regular appointment or fixed-term staff (if provided for in their contract of employment) who are aged 18 or over may join this plan. Employees may be able to transfer benefits into this plan from other UK approved pension plans. Contributions to this plan are age-related and subject to a scheme specific cap. All contributions including those we make are invested in a retirement account in the employee’s name. On retirement, the employee’s account is used to provide a pension of the employee’s choice with the option to take part of the account as a tax-free cash payment. In addition, Inmarsat pays the cost of the employee’s life insurance and disability scheme benefits.

Pensionbuilder plan

This plan is established pursuant to a trust deed and managed by a trustee company. This plan combines a defined benefit tier with a defined contribution tier. This plan provides benefits based on the employee’s salary up to a maximum of a scheme specific cap (which is equivalent to the UK Inland Revenue earnings cap increased each year for RPI). The defined benefit tier provides a pension determined by the employee’s pensionable service and final pensionable salary. The defined contribution tier provides benefits determined by contributions paid into the employee’s retirement account, investment growth on those contributions and the cost of buying a pension at retirement. Only employees who were contributing members of the Inmarsat Staff Pension and Death Benefit Plan on 31 December 1998 were eligible to join this plan. This plan has been closed to new entrants. In addition, Inmarsat pays the cost of the employee’s life insurance and disability scheme benefits.

International pension plan

This plan is established pursuant to a trust deed and is managed by trustees. Contributions by the employee and our contributions are fixed according to the employee’s age. Contributions are paid into an individual account held in the name of the trustees. An employee’s plan is invested by a professional pension fund manager that we recommend and who is appointed by the trustees. At retirement, the employee can take the value of his/her plan as a lump sum payment or use his or her plan to buy a pension. Pensions started from 1 April 2006 will be subject to the UK Inland Revenue rules in that only part of the funds can be taken as a lump sum. All our non-UK tax domiciled employees who were employees of our predecessor in business, the International Mobile Satellite Organization, before 1 January 1999 were eligible to join this plan and such employees joining us on or after 1 January 1999 were eligible to join this plan once they reached the age of 18. From April 2006, only staff based overseas may join this plan. In addition, Inmarsat pays the cost of the employee’s life insurance and disability scheme benefits.

Inmarsat funded unapproved retirement benefits plan

This plan was for former members of the Inmarsat Staff Pension and Death Benefit Plan at 31 December 1998. This plan is established under a formal trust deed. This plan was closed and frozen on 31 March 2006. No new entrants or contributions are allowed into this plan. Benefits are now administered through the defined contribution tier of the Pensionbuilder plan. Contributions and benefits under the plan function like the defined contribution tier of the Pensionbuilder plan; however, the employee and we pay contributions on the employee’s salary above the earnings cap.

Inmarsat Inc 401(k) pension plan

This plan is established pursuant to a trust and is managed by a trustee. This plan is provided for our employees who are US citizens or permanent residents. Both we and the employee make contributions to this plan. Contributions are paid into individual accounts held in an employee’s name. The accounts are invested by a professional pension fund manager. On retirement, an employee can take the value of his account as a cash lump sum payment or in regular instalments. Contributions to this plan are restricted by Internal Revenue Service limits. If the limit is exceeded, contributions that cannot be made to this plan will, subject to relevant rules, be invested in the Inmarsat International pension plan (for staff who joined prior to 1999 only). The total amount of contributions made will not be affected by which plan is used. In addition, we make contributions equal to a percentage of the difference between pensionable salary (meaning basic salary under the previous pension plan, grossed up for UK tax liabilities) and gross salary (for staff who joined prior to 1999 only). In addition, we pay the cost of providing lump sum life insurance and disability benefits from separate arrangements.

Before the incorporation of Inmarsat Ventures Limited in April 1999, other pension schemes were operated to provide benefits to employees. These other schemes were wound up prior to our incorporation. There may be liabilities related to the winding-up of these schemes of which we are not currently aware.

Shares and Stock Options

The non-executive directors hold no options over the shares of Inmarsat plc. See “Share Ownership—Stock Option Plan”.

See Item 7 “Major Shareholders and Related Party Transactions” for directors’ interests in Inmarsat plc.

EMPLOYEES

The following table sets out the average numbers of persons we employed in the Group for the years ended 31 December 2006, 2005 and 2004 by main category of activity:

	2006	2005	2004
Category of activity
Operations	124	125	138
Sales and marketing	81	112	114
Development and engineering	79	103	117
Administration	123	139	145

Total	407	479	514

In the year ended 31 December 2006, the total compensation paid to (or accrued with respect to) our employees was US$92.2m.

The majority of our employees work in London. The remainder work generally in the United States, Dubai and Indonesia. Our multicultural workforce comprises approximately 45 nationalities which is important to the operation of our global business.

The decrease in employee levels in 2006 is a result of the redundancy involving 42 employees. The redundancies primarily related to those employees responsible for the completion of the Inmarsat-4 program, with the departure of staff being phased across the year. Redundancy and other restructuring costs of US$6.8m have been recognized as an expense for the year ended 31 December 2006, and are expected to result in annualized savings of approximately US$8.7m. The remainder of the decrease relates to the disposal of our subsidiaries Invsat Limited and Rydex Limited in September 2005 and October 2005, respectively.

We do not recognize an official labour union although some of our employees have individual membership in such unions.

We believe that relations with our employees are good.

The group has ensured that employees are fully informed and involved in the business, through the use of various communications methods. These include an elected representative group covering all employees that is constituted to provide formal employee consultation in accordance with multi-jurisdictional employment legislation and more generally through briefing sessions and discussions with groups of employees, circulation of newsletters, company announcements, information releases and dissemination of information through normal management channels. Employees are actively encouraged to attend internal training courses to learn about the company’s business, its products and services.

The group has a positive attitude towards the development of all its employees and does not discriminate between employees or potential employees on grounds of race, ethnic or national origin, sex, age, marital status or religious beliefs.

The group gives full consideration to applications from disabled persons and to the continuing employment of staff that become disabled, including making reasonable adjustments where appropriate or considering them for alternative positions.

SHARE OWNERSHIP

See Item 7 “—Major Shareholders and Related Party Transactions” for ownership by directors and management.

During the year, employees participated in an award of shares to everyone employed at a given date and were also able to exercise share options under an unapproved share option plan.

Awards under all of the Company’s share plans (including the long-term incentive plans for executive Directors and management) will normally be made only during the six weeks following the announcement by the Company of its results for any period and at any other time when the grant of awards will not be prohibited by the Model Code or the Company’s own share dealing code.

In any ten-year period, the number of shares which may be issued or placed under option under any executive share plan established by the Company, may not exceed 5% of the issued ordinary share capital of the Company from time to time. In any ten-year period, the number of shares which may be issued or placed under option, under all employee share plans established by the Company, may not exceed 10% of the issued ordinary share capital of the Company from time to time.

Options and awards granted before the IPO (whether or not conditional upon the IPO) are not counted towards the above limits.

Inmarsat 2004 Staff Value Participation Plan (the “2004 Plan”)

In November 2004, the Company adopted the 2004 Plan. 280,800 A ordinary shares in Inmarsat plc were available to be granted under the 2004 Plan to any Director or employee of the Group. As part of the IPO, the A ordinary shares were converted following a 1 for 20 share split into ordinary shares. Options under the 2004 Plan vested as follows (i) 25% granted and held by option holders vested and were exercisable from 18 July 2005, (ii) half of the remaining options granted and held by option holders vested and were exercisable from 9 March 2006, being the date on which the Preliminary Results for 2005 were published and (iii) all remaining options granted under the 2004 Plan and held by option holders vested and were exercisable from 1 December 2006. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1. The options expire 10 years from the date of grant.

Following the exercise of options granted under the 2004 Plan, shares are transferred to the option holders from the Inmarsat Employees’ Share Ownership Plan Trust (resident in Guernsey). No new shares have been issued to satisfy the exercise of these options.

No executive Director or member of management participated in the 2004 Plan.

Inmarsat 2005 Sharesave Scheme (the “Sharesave Scheme”)

The first grant under the Sharesave Scheme was made in July 2005 with an option grant price of £2.24 per ordinary share (a 20% discount to market value). The Sharesave Scheme is a HM Revenue & Customs approved scheme open to all UK permanent employees paying UK PAYE, including executive Directors. The maximum that can be saved each month is £250 and savings plus interest may be used to acquire shares by exercising the related option. Participants save under a three year savings contract. All of the executive Directors and certain members of management participated in the first invitation under the Sharesave Scheme.

Inmarsat 2005 International Sharesave Scheme

The first grant under the International Sharesave Scheme was made in October 2005 and used the same grant price as the UK Sharesave Scheme. The International Sharesave Scheme is open to eligible employees based overseas who do not pay UK PAYE. The International Sharesave Scheme was established to replicate the UK approved Sharesave Scheme as closely as possible. Employees receive the gain on the growth in share price when they exercise their options and retain the savings they have made.

Details of the outstanding options granted to employees as at 31 December 2006 are shown in note 25 to the financial statements.

Inmarsat 2005 Share Incentive Plan (the “SIP”)

An award under the SIP was made in April 2006. The SIP is a HM Revenue & Customs approved plan open to all UK permanent employees paying UK PAYE and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, the Company can award “Free Shares” (up to a maximum value of £3,000) to employees. Employees can also acquire “Partnership Shares” from their salary up to a maximum of £1,500 per annum and the Company will match this with up to two free “Matching Shares” per “Partnership Share” (equivalent to a maximum value of £3,000 per annum). The market value per ordinary share at the date of the award was £3.7725.

Arrangements were put in place for eligible overseas employees to replicate the UK approved SIP as closely as possible. Additional arrangements have also been put in place for employees to acquire shares over the capped amounts under the approved SIP. The same market value per ordinary share was used as for the UK SIP. Awards under these arrangements have been made using shares held by the Inmarsat Employees’ Share Ownership Plan Trust.

The maximum value of shares acquired did not exceed 10% of any employee’s gross salary. No executive Director or member of management applied to participate in the SIP or equivalent overseas arrangements. The number of new shares issued on 7 April 2006 was 460,312 to employees participating in the SIP.

A second award under the SIP was approved by the Remuneration Committee and the Board which was made on 10 April 2007 to staff employed at a given date. The number of new shares issued was 216,114, at a share price of £4.14 at the date of the award.

Inmarsat 2005 Bonus Share Plan (the “BSP”)

The BSP provides the means by which a part of an employee’s annual bonus can be delivered in the form of shares, or their equivalent, and allows a bonus award of shares to be made in addition to a participant’s cash bonus. During 2006, an award was made to the executive Directors and selected senior management.

If a portion of a participant’s cash bonus is deferred into shares under the BSP, a matching award up to the value of 50% of an individual’s maximum bonus opportunity may also be made, which would vest after three years subject to the attainment of performance conditions determined by the Remuneration Committee. Matching awards were not made under the BSP award in 2006.

For the bonus award, the Remuneration Committee sets the annual performance targets in respect of the financial year relating to the award. The maximum combined award a participant may receive under the annual cash bonus plan and the bonus award is currently 200% of salary, except in special circumstances, and no more than 100% of salary can be received in the form of cash. Bonus awards may normally be exercised according to vesting schedule set by the Remuneration Committee. The Remuneration Committee can determine how dividends paid during the vesting period shall be awarded to participants. For the award made in March 2006, dividends accrue in the form of ordinary shares which are added to the original award of shares and vest over each of the three years when the award vests.

The first award under the BSP was made to the executive Directors and certain members of management in May 2005, as a bonus award, and was conditional upon the IPO occurring. The value of the bonus award is based on a percentage of the target bonus for each individual being achieved for the 2005 financial year. The allocation of shares was made based upon the mid-market closing price of Inmarsat plc (ultimate parent company) ordinary shares following the announcement of the 2005 Preliminary Results on 9 March 2006. The annual performance targets relating to revenue, operating expenditure, management of capital expenditure and EBITDA performance for the year ended 31 December 2005 were achieved in full and therefore the maximum bonus awards were made to participating employees. The total number of shares awarded under the BSP was 215,542.

On 9 March 2007, the first tranche of shares awarded under the BSP vested and included additional shares in respect of accrued dividends relating to the final dividend for 2005 and the interim dividend for 2006. The remaining shares will vest in March 2008 and March 2009 and dividends will accrue during this period and be added as additional shares upon vesting.

A new award under the BSP was made in March 2007 to Executive Directors and other members of management.

Inmarsat 2005 Performance Share Plan (the “PSP”)

The PSP provides for an award of shares, which vest based on corporate performance measured over a three-year period. The PSP is intended for the participation of executive Directors and certain members of senior management. The maximum number of shares subject to an award to an individual in any financial year will generally be equal to 100% of annual basic salary as at the award date (other than in exceptional circumstances, such as on recruitment where larger awards of up to 200% of annual basic salary may be made).

The Remuneration Committee has the discretion to increase the size of a participant’s award to reflect the value of reinvested dividends that are paid during the vesting period. This may be paid as either cash or shares. The intention of the Remuneration Committee is to pay this in shares at the end of the three year period.

The first awards were made to the executive Directors and certain members of management as an allocation in May 2005, conditional upon the IPO of Inmarsat plc occurring, and the number of shares allocated was based upon the conditional IPO listing price of £2.45 per share. The Remuneration Committee determined that the awards for the executive Directors would be equivalent to 100% of basic salary. The total number of shares awarded under the PSP was 807,869.

The performance conditions applicable to the first award will be determined by reference to the Company’s relative Total Shareholder Return (TSR) performance against companies within the FTSE 350 index, excluding investment trusts, and the Company’s EBITDA performance.

For the performance conditions to be met in full and 100% of the award to vest at the end of the three-year period, the Company’s relative performance against the TSR must be in the upper quartile and there must also be EBITDA growth at or above 7% per annum. If the relative TSR performance is below the median level or the

EBITDA growth is less than 5% per annum, none of the shares will vest. 30% of the award will vest for median TSR performance and EBITDA growth of 5% per annum target. There is pro-rata vesting of shares between median TSR performance and a minimum EBITDA growth of 5% per annum target and upper quartile TSR performance and EBITDA growth of 7% per annum. The parameters of the performance measure should not be construed as providing any view on the future performance of the Company.

	Annualized EBITDA growth
Vesting Fractions	Below 5%	At 5%	5% to 7%	At or above 7%
Relative TSR performance
Upper quartile	No vesting	75%	Pro-rata	100%
Median to upper quartile	No vesting	Pro-rata	Pro-rata	Pro-rata
Median	No vesting	30%	Pro-rata	75%
Below median	No vesting	No vesting	No vesting	No vesting

The Remuneration Committee believes that the constituents of the FTSE 350 index will provide a meaningful and sufficiently stretching comparator group against which to measure Company performance, given the lack of direct comparators. Growth in EBITDA was selected to reflect the Company’s underlying financial performance, given the significant capital investment made by the Company.

There are no provisions for the re-testing of performance under the PSP. A new award was made in March 2007 to the Executive Directors which also uses a matrix performance condition of EBITDA growth and the FTSE 350 index (excluding investment trusts).

It is intended that future awards under the PSP will be made. The vesting schedule, performance conditions and comparator group for future awards will be determined at the time but will be stretching.

Directors’ share options and share awards

Information in respect of share options and share awards held by the executive Directors of the Company during the year to 31 December 2006 is set out below. No other Director has received share options.

Inmarsat 2005 Sharesave Scheme Director	Options held at 1 January 2006	Granted during the year	Exercised during the year	Options held at 31 December 2006	Exercise Price	Date from which exercisable	Expiry Date
Michael Butler	4,229	Nil	Nil	4,229	£2.24	1 September 2008	May 2015
Rick Medlock	4,229	Nil	Nil	4,229	£2.24	1 September 2008	May 2015
Andrew Sukawaty	4,229	Nil	Nil	4,229	£2.24	1 September 2008	May 2015

Share Incentive Schemes Director			Share awards held at 1 January 2006	Awarded during the year	Vested during the year	Share awards held at 31 December 2006	Shares added on 20 March 2007 through dividend reinvestment	Shares vested at 20 April 2007	Share awards held at 20 April 2007	Award Price		Vesting Date
Michael Butler	(a (b (c	) ) )	106,123 25,456 —	Nil Nil —	Nil Nil —	106,123 25,456 —	— 792 —	— 8,749 —	106,123 17,499 37,974	£ £ £	2.45 3.83 3.95	31 May 2008 20 March 2007-2009 29 March 2010
Rick Medlock	(a	)	106,123	Nil	Nil	106,123	—	—	106,123		£2.45	31 May 2008
	(b) (c)		25,456 —	Nil —	Nil —	25,456 —	792 —	8,749 —	17,499 33,898	£ £	3.83 3.95	20 March 2007-2009 29 March 2010
Andrew Sukawaty	(a	)	153,062	Nil	Nil	153,062	—	—	153,062		£2.45	31 May 2008
	(b) (c)		55,075 —	Nil —	Nil —	55,075 —	1,713 —	18,929 —	37,859 48,892	£ £	3.83 3.95	20 March 2007-2009 29 March 2010

(a)	Inmarsat 2005 Performance Share Plan

(b)	Inmarsat 2005 Bonus Share Plan

•	The shares were allocated in March 2006 using a share price of £3.83 based upon a monetary value determined at the award date in May 2005.

•	The shares will vest in three equal instalments in March 2007, 2008 and 2009.

•

The number of shares subject to the award increases by the number of shares that the Executive Director could have purchased with the value of dividends they would have received on their award, based on the share price on the ex-dividend date.

•	The first instalment vested on 20 March 2007.

•

On 20 March 2007, Messrs Butler and Medlock sold the number of shares which had vested at a market price of £3.85 per share, representing a monetary value of £33,683. On the same date, Mr Sukawaty sold sufficient of his vested shares at a price of £3.85 to cover the tax and national insurance contributions due on the value of the shares and retained 11,140 shares. The market value of his vested shares was £72,876.

(c)	Inmarsat 2005 Performance Share Plan (March 2007 award).

The market value of the ordinary shares for the year to 31 December 2006 ranged from 310.00p to 410.75p and the share price at 31 December 2006 was 382.00p.

Directors’ interests

The interests of the Directors of the Company in office at the end of the period and their interests in the share capital of the Company as at 20 April 2007 and their connected persons are shown below. The Register of Directors’ Interests (which is open to shareholders’ inspection) contains full details of Directors’ shareholdings and options to subscribe for shares.

	As at 20 April 2007	As at 31 December 2006	As at 31 December 2005*
	Interest in ordinary shares of €0.0005 each
Executive Directors
Michael Butler	1,100,000	1,100,000	2,186,057
Rick Medlock	1,361,163	1,361,163	2,438,163
Andrew Sukawaty	2,897,645	2,886,505	4,857,905

Non-executive Directors
Sir Bryan Carsberg	16,327	16,327	16,327
Stephen Davidson	16,327	16,327	16,327
Admiral James Ellis Jr (ret)	16,327	16,327	16,327
Kathleen Flaherty	—	—	—
John Rennocks	33,104	33,104	33,104

*	Or at date of appointment, if later.

Note:

1)	As at 20 April 2007, the executive Directors are also deemed to have a beneficial interest in 533,706 ordinary shares held by the Inmarsat Employees’ Share Ownership Plan Trust simply by virtue of being within the class of beneficiaries of the Trust.

2)	Changes to the interests of Andrew Sukawaty in the ordinary shares of the Company during the period from 1 January 2007 to 20 April 2007 relate to shares acquired through the Inmarsat 2005 Bonus Share Plan.

3)	Upon the IPO, each of Sir Bryan Carsberg, Stephen Davidson and Admiral James Ellis Jr (Rtd) purchased ordinary shares in the Company at a discount to market value equalling US$70,793 each and John Rennocks purchased ordinary shares at a discount to market value equalling US$132,729.

4)	No right to subscribe for shares in the Company or any body corporate in the same group was granted to, or exercised by any Director or a member of a Director’s immediate family during the financial year.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Inmarsat plc

Inmarsat Holdings Limited is directly owned by Inmarsat plc. The company does not know of any arrangements that may, at a subsequent date, result in a change in control of the company. As of 20 April 2007, there were the following direct and indirect interests in more than 3% of the voting rights of Inmarsat plc.

	20 April 2007		20 April 2006
Substantial shareholdings	Number of ordinary shares of €0.0005 each	Percentage of issued Share Capital	Number of ordinary shares of €0.0005 each	Percentage of issued Share Capital
Blackrock, Inc	42,576,471	9.31%	—	—
Legal & General Investment Management Limited	42,356,128	9.27%	15,044,324	3.29%
Lansdowne Partners Limited Partnership	41,660,368	9.11%	38,548,871	8.43%
F & C Asset Management plc	28,100,055	6.14%	—	—
Prudential plc	24,598,828	5.38%	15,305,141	3.35%
KDDI Corporation.	21,739,149	4.76%	21,739,149	4.76%
The Prudential Assurance Company Limited	—	—	15,065,757	3.29%
Deutsche Bank AG	—	—	19,508,211	4.27%
The Goldman Sachs Group plc	—	—	23,178,461	5.07%
Andrew Sukawaty	*	*	*	*
Rick Medlock	*	*	*	*
Michael Butler	*	*	*	*
Richard Denny	*	*	*	*
Alison Horrocks	*	*	*	*
Eugene Jilg	*	*	*	*
Debra Jones	*	*	*	*
Perry Melton	*	*	*	*
Leo Mondale	*	*	*	*
Rupert Pearce	*	*	*	*
All Executive Officers and Directors as a group (10 persons)(1)	9,712,313	2.12%	16,527,488	3.62%

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

(1)	As at 20 April 2007, the Inmarsat Employees’ Share Ownership Plan Trust held in trust 0.1% of the total ordinary shares in trust, which may be allocated to senior management and employees in the future. None of these shares have been issued as of the date of this annual report.

As at 20 April 2007 the Directors and management of Inmarsat plc beneficially owned individually and in aggregate (including shares under option within the trust) of 2.12% of the total shares of each class of Inmarsat plc shares outstanding.

Our shareholders who hold 3% or more of the issued share capital of the Company do not have different voting rights to other shareholders.

KDDI

KDDI Corporation is a provider of a comprehensive range of voice, data, IP and mobile services to both business customers and consumers. KDDI Msat, a wholly-owned subsidiary of KDDI, offers mobile and IT-based solutions using Inmarsat products.

Description of Share Capital of the Issuer and the Guarantors

As of the date hereof, Inmarsat Finance II plc, the issuer, has an authorized share capital of £50,000 of which 50,000 shares have been issued, partly paid at a par value of £1.00 each, 49,999 of which are held by Inmarsat Holdings Limited and one of which is held by Inmarsat plc, the direct parent company of Inmarsat Holdings Limited.

As of the date hereof, Inmarsat Holdings Limited, the guarantor, had 610,879,483 ordinary shares of €0.0005 each issued and outstanding, all of which are held by Inmarsat plc.

RELATED PARTY TRANSACTIONS

Distribution Arrangements

During 2006, one of our principal shareholders, KDDI Corporation, was among our five largest distribution partners (measured by traffic volume over our network). These distribution partners are parties to the Distribution Agreements. For a description of these new Distribution Agreements, see “Item 10: Additional Information—Material contracts”.

Supply Arrangements

We enter into network and satellite control services and telephone and equipment services contracts with suppliers, including suppliers who are also our existing shareholders. During 2006, we made payments under these contracts in an aggregate amount of US$0.7m. These arrangements may be continuing, or we may enter into additional contracts with existing shareholders on an arm’s length basis on commercial terms.

ITEM 8.    FINANCIAL INFORMATION

See Item 17. “Financial Statements”.

Significant Change

On 8 March 2007, the group completed a refinancing of the three fourth generation satellites. The satellites were leased by Inmarsat Global Limited (wholly owned subsidiary of the Group) to Inmarsat Leasing (Two) Limited (wholly owned subsidiary of the group) in exchange for an upfront lease premium and a rental stream. The lease transferred substantially all the risks and rewards incidental to ownership of the satellites from Inmarsat Global Limited to Inmarsat Leasing (Two) Limited.

No other significant changes have occurred since the date of our consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

The Senior Discount Notes are currently listed on the Luxembourg Stock Exchange.

ITEM 10.    ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary of the principal provisions of the Company’s Memorandum and Articles of Association (“Memorandum” and “Articles”) as in effect at the date of this report, and certain relevant provisions of the Companies Act 1985. The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles, a copy of which have been filed with the Registrar of Companies for England and Wales.

Objects and purposes

The Company is incorporated under the name Inmarsat Holdings Limited, and is registered in England and Wales under registered number 4917504. The Company’s objects and purposes are set out in the third clause of its Memorandum and cover a wide range of activities, including to carry on business as manufacturers, builders and suppliers of and dealers in goods of all kinds, to carry on the business of a holdings company as well as to carry on all other businesses necessary to attain the Company’s objectives. The Memorandum grants the Company a broad range of powers to effect these objectives.

Directors

The Articles provide for a board of directors, consisting of not fewer than one director, who shall manage the business and affairs of the Company.

Under the Company’s Articles, without prejudice to the obligation of any director to disclose his interest in accordance with section 317 of the Companies Act 1985, a director may vote at a meeting of directors on any resolution concerning a matter in respect of which he has, directly or indirectly, an interest or duty. The director must be counted in the quorum present at a meeting when any such resolution is under consideration and if he votes his vote must be counted.

The directors are empowered to exercise all of the powers of the Company to borrow, raise and secure the payment of money in any way the directors think fit, including, without limitation, by the issue of debentures and other securities, perpetual or otherwise, charged on all or any of the Company’s property (present and future) or its uncalled capital, and to purchase, redeem and pay off those securities.

The directors shall be entitled to such remuneration as the Company may by ordinary resolution determine. A director who, at the request of the directors, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the directors may decide.

No person is disqualified from being a director or is required to vacate that office by reason of age.

Directors are not required to hold any shares of the Company as a qualification to act as a director.

Classes of shares

The Company has only one class of ordinary shares.

Rights attaching to the Company’s shares

Dividend rights:    The Company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. The directors may also pay interim dividends.

All dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall be forfeited at the discretion of the directors.

Voting rights:    Subject to any rights or restrictions attached to any shares, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and on a poll, every shareholder present in person or by proxy has one vote for every share which they hold.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.

Liquidation rights:    If the Company is wound up, the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the Company. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. No past or present shareholder can be compelled to accept any assets which could give them a liability.

New issues of shares

Subject to the provisions of the Companies Act 1985, the directors have general and unconditional authority to allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of any unissued shares of the Company (whether forming part of the original or any increased share capital) to such persons, at such times and on such terms and conditions as the directors may decide but no share may be issued at a discount.

General meetings of shareholders

Every year the Company must hold an annual general meeting. The Board can call an extraordinary general meeting at any time and, under general law, must call one on a shareholders’ requisition.

Meetings are convened upon written notice of not less than 21 days in respect of meetings of members called for the passing of a special resolution or annual general meetings of members, and not less than 14 days in respect of most other meetings of members.

Limitations on voting and shareholding

There are no limitations imposed by English law or the Articles on the right of non-residents or foreign persons to hold or vote the Company’s shares other than those limitations that would generally apply to all of the shareholders.

Changes in capital

The Company may by ordinary resolution:

i)	increase its share capital;

ii)	consolidate and divide all or any of its share capital into shares of a larger amount;

iii)	divide all or part of its share capital into shares of a smaller amount

iv)	cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled

The Company may also by special resolution:

i)	buy back its own shares; and

ii)	reduce its share capital, any capital redemption reserve and any share premium account.

MATERIAL CONTRACTS

Voice Services Ground Network Development

On 23 December 2006 we entered into an agreement with Lockheed Martin Integrated Systems & Solutions (LM) for the delivery to us of ground station equipment that we intend to use for satellite interface and transmission for the intended roll out of our global voice service. There are three sets of equipment to be delivered to three sites around the world in order that services may be modernised and extended in Asia by October 2008 and commenced in Europe by December 2008 and the rest of the world (assuming launch of Inmarsat-4 F3 in 2008) in January 2009.

Term

The agreement currently expires on 22 January 2010. The term includes one year of warranty on each of the three sets of equipment and software following their acceptance by Inmarsat.

Price

The total contract price covers delivery of the ground station equipment and development of the software required to operate the system and is payable in successive instalments in accordance with a milestone schedule. To date we have paid US$9.5m of the contract price.

If we elect to have LM provide maintenance support for the equipment after the expiry of the initial warranty we must pay a monthly fee per site. This fee is subject to a fixed increase in the second and third years of such maintenance. As is typical with agreements of this nature, there are often change orders which affect price during the development phase of the equipment and service. Since we entered into this agreement we have not agreed any contract changes.

We will work together with LM to procure the development by a third party of a chip set and board which shall be capable of proving the operation of the voice system and subsequent manufacture and integration into handset, and handset variants to enable end- customers to make voice calls and use the services which we develop. Whilst the price for such development is unknown presently our estimate is that such development if fully funded by Inmarsat would cost no more than US$20.0m with the potential for the development to be free to us if we assign all rights of use and future development to the selected developer of such a chip set and board.

Warranty

LM warrant that all deliverables under the contract, including equipment, will be new and free from any defects in materials, workmanship and that all services shall be performed in a skilful and workmanlike manner consistent with the best practices of the industry. All services and equipment are warranted to conform to the requirements specified in this Contract. The warranty shall commence on the date of Inmarsat’s issuance of a Certificate of Final Site Acceptance and end 12 months later.

LM shall procure for and hold on Inmarsat’s behalf, Inmarsat owned spares, above those held on the operational sites, as contingency for equipment failure.

If LM breach any warranty regarding the quality of the equipment and services provided we can require LM to correct or replace the defective or non-conforming equipment and services at their expense.

Remedies for Unsatisfactory Service and Support

If LM provide us with an unsatisfactory performance (meaning performance that does not comply with the technical and functional requirements set out in the agreement or system availability that does not meet the minimum requirements agreed by the parties), we are entitled to damages of up to a maximum of US$1.0m per annum. If LM provide us with unsatisfactory performance we may terminate the agreement or continue to receive the service but negotiate lower performance standards and lower prices. LM’s liability is limited to direct damages and does not extend to indirect, consequential or special damages, including loss of profit or business.

Remedies for late delivery/Incentives for early delivery

Provided that such delay is caused by a contract item under LM’s control, for every day from the scheduled acceptance of the equipment at the initial operational site (22 October 2008) to the date acceptance test liquidated damages shall accrue for up to 90 days to a maximum of 5% of the Contract Price on a pro-rata daily basis. Should acceptance occur prior to its scheduled date the contract price shall increase by US$26,111 every day up to a maximum of US$2,350,000.

Termination

We may terminate this agreement without prejudice to any other rights and remedies, which we have under the agreement or under the law:

•	if LM fail to remedy a breach of any of their material obligations within 30 days after we request them to do so in writing;

•	if LM become subject to insolvency procedures;

•	for anticipatory breach, repudiation, inability to perform or lack of due diligence which LM fail to remedy within 30 days of our notice; or

•	if after notice to LM that time is of the essence in relation to specific obligations, they have not performed such obligations by a reasonable date stated in our notice.

If we terminate this agreement for cause (i.e., for those reasons above) we may receive the following remedies:

•

we may, at our sole discretion, take over all or part of the work completed prior to the termination, in which case, LM must compensate us for any increased cost reasonably incurred in completing the work; or

•

if we do not elect to take over and complete all or any part of the work completed prior to the termination provided that such termination occurs before the date of acceptance by Inmarsat of the first set of equipment to be installed and integrated for operation at our designated site, LM must refund to us all amounts paid by us for that work and pay the increased cost that we reasonably incur in procuring alternative goods and/or services.

In addition:

•

if a force majeure event delays the delivery timetable by more than ninety days, or permanently prevents LM from complying with the delivery timetable (in which case the financial consequences of the termination will be determined by reference to a pre-agreed termination for convenience profile), we may terminate this agreement or may renegotiate the agreement. However, in these circumstances we do not have the right to take over and complete the work as described above.

Senior Facility Agreement

Inmarsat Investments Limited, as borrower, and certain subsidiaries of Inmarsat plc, as guarantors, entered into a new Senior Facility Agreement on 24 May 2005, with Barclays Capital, ING N.V. and The Royal Bank of Scotland plc as mandated lead arrangers, Barclays Capital, ING N.V. and the Royal Bank of Scotland plc as book runners and Barclays Bank plc as agent and security trustee, as amended.

The Senior Facility Agreement provides for an amortizing term loan of US$250.0m and a US$300.0m Revolving Committed Facility which was undrawn as at 31 December 2006 and 2005.

Interest Rates and Fees

Advances under the Senior Facility Agreement bear interest for each interest period at a rate per annum equal to LIBOR plus an applicable margin of between 1.35% to 0.6% tied to a leverage grid. The initial margin was 1.2% and at 31 December 2006 the margin was 0.7%.

We paid customary fees to the lenders under the Senior Facility Agreement for making the term loan available under the Senior Facility Agreement.

Guarantees and Security

Inmarsat Investments Limited’s obligations under the Senior Facility Agreement are guaranteed by Inmarsat Group Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited, Inmarsat Services Limited and Inmarsat (IP) Company Limited. The obligations of the guarantors are joint and several. Subject to certain conditions, Inmarsat plc must procure that the aggregate of the unconsolidated total assets and unconsolidated subsidiary EBITDA of the guarantors exceeds 85% of our consolidated assets and EBITDA, respectively, calculated by reference to the most recent audited consolidated financial statements of each guarantor.

In addition, the Senior Facility Agreement lenders benefit from a pledge over the shares of Inmarsat Ventures Limited.

Maturity

The Senior Facility Agreement is comprised of one term loan—a US$250.0m principal amount term loan facility and a US$300.0m Revolving Committed Facility available to May 2010. Effective from 1 December 2006, Inmarsat received the consent of 100% of the lenders under the Senior Credit Facility to amend the term loan repayments due in 2007 (two equal instalments totaling US$50.0m) and 2008 (two equal instalments totaling US$50.0m) to reschedule them to the termination date in 2010. All other terms and conditions remained unchanged.

Use of Proceeds

The proceeds of the new Senior Facility Agreement, together with existing surplus cash and IPO proceeds were used to repay the Previous Senior Facility Agreement as well as the Subordinated Preference Certificates and the 35% Senior Notes principal repayment. The revolving committed facility was undrawn at 31 December 2006.

Voluntary and Mandatory Prepayment

The term loans allow for voluntary prepayments and require mandatory prepayment at par in full or in part in certain circumstances, including:

•	a change of control or sale

•	the disposal of assets other than in the ordinary course of trading or specific exceptions specified in the Senior Facility Agreement;

•

the receipt of insurance claim proceeds in excess of US$1.0m unless (i) they are applied or contractually committed to be applied in the purchase, repair or replacement of fixed assets for use in the business within 12 months of receipt or have to be applied in payment of third party liabilities, (ii) they relate to the Inmarsat-4 satellite programme and, within 12 months of receipt, are committed to be applied in the case of the first loss (or partial loss) of an Inmarsat-4 satellite, in construction of a replacement launch vehicle, and in the case of any subsequent loss, in the construction of a new Inmarsat-4 satellite, a new launch vehicle and insurance for such satellite.

Amounts received by us which may become subject to the preceding prepayment provisions will be retained in a cash collateral account charged to the security agent until applied.

Representations, Warranties and Undertakings

The Senior Facility Agreement contains customary representations and warranties.

In addition, it contains negative covenants that restrict or prohibit Inmarsat Investment Limited and its subsidiaries (subject to certain agreed exceptions) from:

•	merging or consolidating with or into any other person;

•	materially changing the general nature of their business;

•	selling, transferring, leasing or otherwise disposing of any of their assets;

•	creating security interests over any part of their assets, save (among other things) to secure the notes as permitted under the intercreditor agreement;

•	entering into any contract or arrangement unless it is on arms’ length terms;

•	conducting certain acquisitions or investments, or entering into joint ventures or partnerships;

•	incurring or having outstanding certain borrowings, guarantees, indemnities, loans or letters of credit;

•	conducting certain share issues or issuing options for the issue of any shares or loan capital, or redeeming or purchasing their own shares;

•	making any repayment of principal or payment of interest under the indenture related to the notes and related documents, except as permitted by the intercreditor agreement;

•	declaring or paying certain dividends or making certain other distributions to our shareholders

In addition, the Senior Facility Agreement requires us to maintain specified consolidated financial ratios, such as EBITDA to total net interest payable, total net debt to EBITDA and senior net debt to EBITDA.

The Senior Facility Agreement contains customary affirmative undertakings, including (among others) undertakings related to:

•	the maintenance of material insurance policies;

•	the maintenance of all relevant authorizations;

•	protection of our intellectual property;

•	implementing certain interest rate hedging policies; and

•	information and accounting.

The Senior Facility Agreement contains customary events of default, including (among others):

•	non-payment of amounts due under the Senior Facility Agreement, subject to a three business day grace period, solely in relation to any administrative or technical error;

•	breach of other covenants (including financial covenants);

•	breach of representations or warranties;

•	invalidity or unlawfulness of certain senior finance documents;

•	certain insolvency, receivership, liquidation, winding up or related events including creditors’ process;

•	cross default when any financial indebtedness of US$15.0m or more is not paid when due or is capable of being declared due and payable;

•	change of ownership;

•	breach of any term in the intercreditor agreement;

•	certain material litigation is commenced or threatened;

•	regulatory proceedings or other events having materially adverse effects occur.

At any time after the occurrence of an event of default the lenders may terminate the availability of the facilities, declare any outstanding advances due and payable, require any borrower to prepay certain liabilities, and/or take any other action allowed under the documents or law.

The Senior Notes

Inmarsat Finance plc completed an offering of US$375.0m aggregate principal amount 7 5/8% Senior Notes due 2012 in January 2004. In April 2004, Inmarsat Finance plc issued a further US$102.5m aggregate principal amount of 7 5/8% Senior Notes due 2012. We refer to these notes collectively as the Senior Notes. The Senior Notes are guaranteed on a senior basis by Inmarsat Group Limited, the parent company of Inmarsat Finance plc, and on a senior subordinated basis by Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited. Inmarsat Investments Limited’s guarantee of the Senior Notes is secured by a second ranking charge over the shares of Inmarsat Ventures Limited. The proceeds from each offering of Senior Notes were loaned by Inmarsat Finance plc to Inmarsat Investments Limited pursuant to separate subordinated intercompany note proceeds loans on substantially identical terms. The terms of these subordinated intercompany note proceeds loans provide that interest will accrue at a rate sufficient to fund interest on the Senior Notes (including default interest) and, if applicable, additional amounts. In July 2005 the Group redeemed 35% of its Senior Notes, reducing the notes outstanding from US$477.5m to US$310.4m. During 2006 Inmarsat Investments Limited purchased US$43.6m of our Senior Notes at a premium of US$1.2m (2005: US$10.0m at a premium of US$0.3m).

In October 2004, Inmarsat Finance plc consummated a public exchange offer pursuant to which it exchanged the Senior Notes for substantially identical Senior Notes registered under the Securities Act.

Interest on the Senior Notes is payable semi-annually on 28 February and 31 August of each year. The Senior Notes are redeemable, at the option of Inmarsat Finance plc, in whole or in part, at any time on or after 1 March 2008, at 103.813% of their principal amount, plus accrued interest, declining to 100.0% of their principal amount, plus accrued interest, on or after 1 March 2011.

The indenture governing the Senior Notes contains customary covenants, limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting restricted subsidiaries, transactions with affiliates, liens, asset sales, issuance of guarantees of indebtedness of restricted subsidiaries, sale and leaseback transactions, consolidations and mergers, the provision of financial statements and reports and the maintenance of insurance with respect to our satellites. The indenture also requires Inmarsat Finance plc to commence and consummate an offer to purchase the Senior Notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the Senior Notes to the date of purchase, upon events constituting or which may constitute a change of control of us.

Senior Discount Notes

Inmarsat Finance II plc completed an offering of US$450.0m aggregate principal amount at maturity of 10 3/8% Senior Discount Notes due 2012. Inmarsat Finance II plc’s obligations under the indenture governing the Senior Notes are guaranteed on a senior basis by Inmarsat Holdings Limited, the parent company of Inmarsat Finance II plc.

Interest on the Senior Discount Notes is payable semi-annually on 15 May and 15 November of each year from 2009. Prior to then the semi-annual interest on 15 May and 15 November is accreted in the principal. The Senior Discount Notes are redeemable, at Inmarsat Finance II plc’s option, in whole or in part, at any time on or after 15 November 2008, at 105.188% of their principal amount, plus accrued interest, declining to 100.0% of their principal amount, plus accrued interest, on or after 15 November 2011.

The indenture governing the Senior Notes contains customary events of default.

The indenture governing the Senior Discount Notes contains customary covenants, limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting restricted subsidiaries, transactions with affiliates, liens, asset sales, issuance of guarantees of indebtedness of restricted subsidiaries, sale and leaseback transactions, consolidations and mergers, the provision of financial statements and reports and the maintenance of insurance with respect to our satellites.

Intercreditor Agreement

On 21 June 2005, (1) Inmarsat Investments Limited as Original Borrower and Guarantor, (2) Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as Additional Guarantors, (3) Barclays Bank PLC, ING N.V., and The Royal Bank of Scotland plc, as the senior lenders, (4) Barclays Bank PLC as agent of the other senior finance parties, (5) Barclays Bank PLC as the security trustee and agent, (6) Barclays Bank PLC as the Issuing Bank, (7) The Royal Bank of Scotland plc as the Original Hedging Bank, (8) The Bank of New York as the trustee in connection with the Senior Notes (9) Inmarsat Finance plc as the issuer of the Senior Notes (10) Inmarsat Holdings Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as the Original Intercompany Lenders, and (11) Inmarsat Holdings Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as the Original Intercompany Borrowers, entered into an intercreditor agreement (the “Intercreditor Agreement”).

The Intercreditor Agreement sets out:

•	the relative ranking of certain debt (not including the notes or the guarantee) of Inmarsat plc and its subsidiaries;

•	when payments can be made in respect of that debt;

•	when enforcement actions can be taken in respect of that debt;

•	the terms pursuant to which that debt will be subordinated upon the occurrence of certain insolvency events;

•	turnover provisions; and

•	agreements among secured creditors of the obligors regarding enforcement of their security.

Priority

The Intercreditor Agreement provides that certain outstanding debt of Inmarsat plc and its subsidiaries will have the following priority:

•

first, the “senior debt” (which consists of all money and liabilities now or in the future due, owing or incurred under the Senior Facility Agreement and related documents, together with all accruing interest and all related losses and charges) and any “hedging liabilities” (which consist of any liabilities due to any hedging lender in relation to any hedging document approved by the security trustee);

•	second, the subsidiary guarantees of the Senior Notes; and

•	third, the subordinated intercompany funding loan, any other intercompany debt other than the subordinated intercompany note proceeds loan and the investor debt.

The ranking of the Senior Notes, the Senior Discount Notes and the parent guarantee is not governed by the Intercreditor Agreement.

Provisions Governing the Senior Notes

Permitted payments.    Until the repayment in full of the Senior Facility Agreement no subsidiary guarantor of the Senior Notes will:

•

pay any amount on or in respect of, or make any distribution in respect of, its subsidiary guarantee in cash or in kind or apply any money or property in or towards discharge of its subsidiary guarantee, except as described below;

•	exercise any set-off against its subsidiary guarantee, except as described below;

•

create or permit to subsist any security, or give any guarantee from Inmarsat plc or any subsidiary of it (including Inmarsat Holdings Limited or Inmarsat Finance plc), for, or in respect of, its subsidiary guarantee, other than the guarantees and security in favour of the holders of the Senior Notes; or

•	make certain amendments to the indenture governing the Senior Notes or any other agreement related to the subsidiary guarantees;

and, except with the prior consent of the majority lenders under the Senior Facility Agreement, no holders of the Senior Notes shall:

•

demand or receive any payment from any subsidiary guarantor of any amount on or in respect of, or any distribution from any subsidiary guarantor in respect of, any subsidiary guarantee in cash or in kind or apply any money or property in or towards discharge of any subsidiary guarantee, except as described below;

•	exercise any set-off against any subsidiary guarantee, except as described below; or

•

permit to subsist or receive any security or any guarantee from Inmarsat plc or any subsidiary of it for (including Inmarsat Holdings Limited or Inmarsat Finance plc), or in respect of, any subsidiary guarantee, other than the guarantees and security in favour of the holders of the Senior Notes.

Notwithstanding the foregoing, a subsidiary guarantor may pay and a holder of the Senior Notes may receive:

•	“permitted junior securities”; and

•	subject to the suspension provisions below, payments on the guarantees in respect of interest, fees, expenses and other amounts in accordance with the indenture governing the Senior Notes.

The preceding payments (other than payments made in “permitted junior securities”) must be suspended if:

•	a payment event of default under the Senior Facility Agreement occurs (until the default has been waived or remedied); or

•

a non-payment event of default under the Senior Facility Agreement has occurred and the senior agent has served a notice of such non payment default to the trustee and the issuer of the Senior Notes, until the earliest of:

•	179 days after notice was served on the issuer and the trustee of the Senior Notes by the senior agent;

•	if a standstill period with respect to the subordinated intercompany shareholder funding loan is in effect after the delivery of the notice above, the date on which that standstill period expires;

•	the date on which the senior default has been waived or remedied;

•	the date on which the senior agent delivers notice to the issuer and the trustee of the Senior Notes cancelling the payment suspension; and

•	the date of repayment in full of all obligations under the Senior Facility Agreement.

Enforcement action.    Until the repayment in full of the Senior Facility Agreement, except with the prior consent of or as required by the majority lenders under the Senior Facility Agreement, the trustee and the holders of the Senior Notes may not take any “enforcement action” in relation to the subsidiary guarantees unless they have matured in accordance with their terms.

Subordination upon Insolvency.    If:

•

any order is made or resolution passed for the suspension of payments, moratorium of any indebtedness, winding-up, dissolution, administration or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) of any obligor under the senior finance documents or the high yield finance documents;

•	any obligor enters into any composition, assignment or arrangement with its creditors generally;

•	any liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer is appointed in respect of any obligor or any of its assets; or

•	any analogous event occurs in any jurisdiction,

then the subsidiary guarantees will be subordinated in right of payment to the Senior Facility Agreement and the related hedging liabilities and, until the Senior Facility Agreement and related hedging obligations are discharged, the trustee and each holder of the Senior Notes must (among other things):

•	hold all payments and distributions in cash or in kind received or receivable by it in respect of the subsidiary guarantees on trust for the senior lenders under the Senior Facility Agreement;

•	on demand by the senior lenders or their agent, pay an amount equal to subsidiary guarantees owing to it and discharged by set-off or otherwise to the senior lenders or their agent; and

•

promptly direct the trustee in bankruptcy, liquidator, assignee or other person distributing the assets of the relevant debtor or their proceeds to pay distributions in respect of the subsidiary guarantees directly to the senior creditors or their agent, save, in each case, that the trustee and senior noteholders will be entitled to receive and retain “permitted junior securities”.

For purposes of the foregoing, “permitted junior securities” means:

•	equity securities of the parent guarantor of the Senior Notes and/or any holding company of it; and

•

debt securities of the parent guarantor of the Senior Notes, the issuer of the Senior Notes, any holding company of either of them and/or of the relevant subsidiary guarantor that (in the case of the subsidiary guarantors only) are subordinated in right of payment to the Senior Facility Agreement at least to the extent that the subsidiary guarantees are subordinated to the Senior Facility Agreement.

Turnover

The subordinated creditors under the Intercreditor Agreement (i.e., the Senior Note trustee, the holders of the Senior Notes, the holder of the subordinated intercompany Senior Note proceeds loan, the holder of the subordinated intercompany funding loan and the other intercompany lenders) have agreed in relation to the relevant subordinated obligations that, prior to the discharge in full of all senior obligations, to turn over to the security agent under the Senior Facility Agreement all payments received in violation of the Intercreditor Agreement.

We obtained permission of the lenders under the Senior Facility Agreement to issue the Senior Discount Notes.

Commercial Framework Agreement

In December 2003, we concluded negotiation of a master commercial framework agreement (the “Commercial Framework Agreement”), an agreement to be entered into among Inmarsat Ventures Limited,

Inmarsat Global Limited and any distribution partner in respect of our services we may appoint from time to time. This agreement sets out the terms of our responsibilities and those of our distribution partners in the provision of our satellite communication services upon the date of signing by each new distribution partner.

Each signatory of a Commercial Framework Agreement will also sign, as applicable, a new master distribution agreement known as the Land Earth Station Operator Agreement (LESO Agreement), a master R-BGAN distribution agreement, a master BGAN distribution agreement, a master lease services provider agreement, or other specialized services distribution agreement for current or future services, depending on the nature of the services we will provide to the distribution partner.

All of our distribution partners have executed a Commercial Framework Agreement other than those R-BGAN distributors that signed a master R-BGAN distribution agreement prior to the Commercial Framework Agreement.

Term

Each Commercial Framework Agreement expires on 14 April 2009. The agreements set out a procedure for renewal near the end of their term, although no party is required to renew its agreement.

Price

For each of our services a distribution partner provides to end-users, the distribution partner must pay us the price specified in its Commercial Framework Agreement or the applicable distribution agreement for that service. Prices are subject to service-specific, volume-based discounts for distribution partners that reach specified sales revenue targets and traffic targets in the case of R-BGAN only distributors. Initial wholesale prices for our existing services (including R-BGAN), as well as the associated volume discounts related thereto, are set out in each Commercial Framework Agreement or the applicable distribution agreement. Pursuant to these agreements, we must provide prices for our next-generation (e.g. BGAN for the aeronautical sector) services to our distribution partners before we launch those services.

Each Commercial Framework Agreement provides that, in the initial pricing period (from 14 April 2004 until 31 December 2006), we will provide distribution partners with volume discounts and, after 2005, other incentives in a minimum annual amount equal to 6.5% (2005) and 7.0% (2006, 2007 and 2008) of our previous-year revenue from all “demand-assigned” services (i.e. existing and next-generation services other than leasing and radio-determination services). To the extent that the value of volume discounts and other incentives our distribution partners earn is less than the minimum amount specified in the preceding sentence in any year (at least to the end of 2008), we must add such shortfall to the minimum incentive amount for distribution in the following year, and can allocate it in a variety of forms, including price promotions, reductions or incentives.

In addition to the above incentives, from 2006 onwards, we must provide distribution partners with an additional incentive in the form of either (at the relevant distribution partner’s option) a cash payment or a credit against amounts due for airtime purchased from Inmarsat Global Limited, in either case, if we exceed certain total revenue targets. These revenue targets have been set for 2007 and 2008.

Subject to cost and revenue neutral alterations, the initial prices and discounts set out in each Commercial Framework Agreement will be effective until 31 December 2008 in respect of existing services covered by the LESO Agreement. Existing prices and discounts in respect of R-BGAN services and BGAN services for the Land sector are effective until 14 April 2009, subject at all times to the ability to revise those prices subject to the notice provisions laid out in the respective distribution agreements.

Distribution

Under each Commercial Framework Agreement, we are not restricted from appointing new distribution partners for our existing services, if such new distribution partners provide land earth stations, unless a distribution partner is our affiliate, in which case the provisions summarized under “Distribution” apply.

Each Commercial Framework Agreement provides that we may appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) of our R-BGAN and next generation BGAN services in accordance with objective selection criteria. Those selection criteria relate to the capability, stability, liquidity and performance of potential new distribution partners. However, we may not recruit service providers of our existing distribution partners while they are under contract to provide services to their existing distribution partners or for a period of 12 months after the expiration of such a contract, nor may we appoint new distribution partners in certain pre-existing core segments of the BGAN market during an initial period of two years following commercial launch of BGAN services, unless we identify a market insufficiently addressed by existing distribution partners (and following consultation with them).

In order to protect distribution partners’ investment in their distribution channels, as long as they remain in force the Commercial Framework Agreements generally prohibit us from selling any services directly to end-users. However, the Commercial Framework Agreements do not prohibit us from selling directly to end-users those services for which the LESO Agreement (as defined below) allow us to own and operate a land earth station.

Land Earth Station Operator Agreement

In December 2003, we finalized the principal terms of a five-year extension to our existing distribution agreements with our distribution partners who operate land earth stations. All of our distribution partners have executed this land earth station operator agreement (each a “LESO Agreement”), except those who provide only R-BGAN and/or BGAN services.

Services

These LESO Agreements relate to the following services:

•	our existing services (other than R-BGAN);

•	any service that we provide via our Inmarsat-2 or Inmarsat-3 satellites;

•	any service that is part of a global service that utilizes traffic channels assigned in the regional spot beams or the global beams of the Inmarsat-4 satellites; and

•	any other service that we offer if that service uses or is substantially based on the communications systems technology specified in the agreement.

Leases are not covered by the LESO Agreements, and are covered by the Lease Services Provider Agreement described below.

We may authorize a distribution partner to provide new services other than the services described in the above paragraphs, but we have no obligation to do so.

A distribution partner may enter into arrangements with any reseller, and is responsible for its resellers’ actions. In addition, each distribution partner has the right (and obligation) to set the prices for distribution of services under its LESO Agreement to resellers and end-users.

The distribution partner must use its reasonable efforts to promote the use of the services that it chooses to provide, may work with us to achieve marketing goals we have jointly agreed and can develop value-added services. It must also participate in dual branding, market information and customer service programmes.

Term

Each LESO Agreement commenced on 14 April 2004 and expires on 14 April 2009.

Prices

For each of our services that a distribution partner provides through its land earth station, it must pay us the fixed price specified in its LESO Agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. Pricing is subject to service-specific, volume-based discounts for each distribution partner that reaches specified sales revenue targets.

The agreement specifies initial pricing for existing services, as well as volume discounts related thereto, both of which have been established for the period to 31 December 2008.

Affiliated Distribution Partners

We have the right to establish, acquire or affiliate with land earth stations under certain conditions:

•

in an ocean region (defined by satellite beam location), with the unanimous consent of all the distribution partners that have had 50% or more of their terminals inactive over the preceding 12 month period and if traffic has declined for two successive years, or that are experiencing a 25% decrease in traffic against the baseline year of 2003 for a particular service, or where three or fewer distribution partners support a service (in all cases following good faith negotiations with those affected distribution partners);

•	in an ocean region (defined by satellite beam location) where there is a complete withdrawal of distribution partners from that region;

•	with the consent of distribution partners responsible for 66 2/3% of our revenues derived from all LESO Agreements in the previous 12 month period; or

•

under certain defined circumstances where no distribution partner has agreed to match our offer of marketing funds to promote a specific service in a promotional scheme we organize (in which case we are permitted to operate a land earth station only to provide the specific service), as long as all arrangements with such new land earth stations are on equal terms with land earth stations of our other distribution partners (related to services, otherwise confidential information, etc.). We must operate any new land earth stations we establish through a separate subsidiary with separate accounting procedures, informational databases and operational staff.

We may sell permitted services directly to resellers and end-users through any new land earth station we establish, acquire or affiliate with in accordance with the conditions above.

Our land earth stations at Fucino and Burum may not carry existing services directly to resellers or end-users, but will do so for BGAN and R-BGAN.

Distribution

Each LESO Agreement provides that:

•

we may authorize other entities, on a non-exclusive basis, to construct land earth stations in order to provide the services to which the LESO Agreements relate via our satellites, but that entity may not be one of our affiliates (meaning a corporation or other form of organization we directly or indirectly control), except as provided above. Such authorizations must be on terms and conditions that are no more favourable to the newly authorized entity than those we offer to other operators of land earth stations;

•	if we or one of our affiliates acts as a reseller, we or it must do so through a separate subsidiary; and

•	we may restrict or withdraw a service in one or more ocean regions if:

•	we give one year’s written notice to the distribution partners;

•	we convene a meeting of the distribution partners to consider their views and the consequences of the withdrawal on their end-users and investments;

•	we apply the restriction or withdrawal equally to all distribution partners that provide services in the relevant region; and

•	the restriction or withdrawal does not conflict with our public service obligations.

Non-exclusivity

Each distribution partner that is a party to a LESO Agreement may distribute services of, or hold any economic interest in, any entity that provides mobile satellite telecommunications services, regardless of whether that entity is one of our competitors.

Service Level

In providing satellite services to the distribution partners we must use our reasonable endeavours to achieve the following network performance objectives:

•	satellite availability:

•	minimum performance: 99.9% per year; and

•	target performance: 99.99% per year;

•	satellite capacity grade of service:

•	we must manage the satellite capacity grade of service to deliver, to the extent possible, a commercially acceptable level of congestion using a pre-agreed process;

•	network availability:

•	minimum performance: 99.9% over any period of three months or greater; and

•	target performance: 99.96% over any period of three months or greater.

If we fail to meet the minimum network performance objectives, the distribution partner will receive a credit for any commitment or other fixed period service affected based on an agreed pre-estimate of the damage that such distribution partner suffered as a result of our failure. However, the distribution partner will not receive an allowance or credit if the interruption of service is for less than one hour. In the event of a dispute, each LESO Agreement provides that the dispute will be referred to and resolved by arbitration.

Intellectual Property

When we enter into a LESO Agreement, we grant to the distribution partner:

•	a royalty-free intellectual property rights license to use certain of our patents and other intellectual property while the distribution partner provides our services to end-users; and

•	a royalty-free trademark license to use certain of our trademarks for the same purpose.

Limits on Liabilities

Under each LESO Agreement, we are not liable to any distribution partner, its affiliates, resellers, customers or other end-users for any direct, indirect or consequential damage arising from any telecommunications breakdown (i.e., any unavailability, delay or interruption to the communication services we provide over our satellites) or any suspension of service to an end-user terminal resulting from our good faith actions at the request of the distribution partner or operators of the land earth stations under the procedures for restricting access to our services by specific user terminals for non-payment or other causes. However, we may be liable for a telecommunications breakdown caused by our wilful or reckless act, or our reckless omission, if we knew that such action or omission would result in a telecommunications breakdown. Our maximum liability to all distribution partners for all occurrences arising from the same cause in any calendar year may not exceed US$10 m.

Under each LESO Agreement, the distribution partner must require resellers to incorporate, in the terms and conditions applicable to any end-user, disclaimers of liability for us, our affiliates and the distribution partner.

Each distribution partner is liable to us for any loss or damage (capped at US$100m per calendar year) to a satellite caused by any act or omission of the distribution partner, its resellers, contractors or employees, unless we or the relevant LESO Agreement authorized, in writing, the services and manner of provision of those services which caused the loss or damage.

Our distribution partners are not liable to us for charges arising from technological fraud (including cloning) in connection with certain services when they have complied with our fraud prevention procedures, have co-operated with us in any relevant fraud prevention activities related thereto, and were unaware of the fraudulent activity at the time it occurred.

Amendments

For amendments to the LESO Agreement to become effective, we must propose them in writing to all our distribution partners. They must be accepted by distribution partners whose revenues represent more than 66 2/3% of revenues of all responding distribution partners, in each case, during the twelve-month period immediately preceding the date of the circulation of the proposed amendment.

However, if requested by at least two distribution partners, we may amend the land earth station technical criteria and operating procedures in the LESO Agreements after convening a meeting of all distribution partners subject to the following:

•

if, for any distribution partner, a proposed change would result in an implementation cost in excess of US$250,000 or if the aggregate of the implementation cost and the cost of all other mandatory changes introduced in the preceding 12-month period would exceed US$500,000, a majority of the distribution partners attending and voting at the meeting must approve a proposed change; and

•	if the proposed change is not mandatory or does not involve implementation costs greater than US$250,000, we can adopt the change 21 days after the meeting proposing the change.

In addition, in emergency cases, we can adopt any change to the land earth station technical criteria and operating procedures without prior consultation, provided that if the US$250,000 threshold is met, we convene a meeting of the distribution partners to demonstrate the urgency.

Upon renewal of the LESO Agreements, any terms and conditions we offer to new distribution partners may be no more favorable than the terms and conditions we offer to the existing distribution partners.

Suspension and Termination

We may suspend a LESO Agreement with any distribution partner if the distribution partner:

•

fails to comply with the land earth station technical criteria and operating procedures under its LESO Agreement, subject to giving ten days’ advance notice (or without giving advance notice if the failure has caused damage to a satellite or caused a telecommunications breakdown or in the case of a material breach); and

•	has failed to remedy this breach within 30 days after receiving notice from us concerning the breach.

Any LESO Agreement may be terminated in the following cases:

•	by the distribution partner, upon at least 12 months’ advance written notice to us;

•	by us, if the relevant distribution partner has failed to pay charges due to us for 120 days after written request for payment;

•

by either party to a LESO Agreement for the other party’s unremedied breach of contract (other than a default in payment of the charges), unless the breach is cured within 60 days of notification of the breach; and

•	by either party to a LESO Agreement if the other party is subject to bankruptcy procedures.

Each LESO Agreement contains a substantive list of events (including failure of the Inmarsat Space Segment) that constitute force majeure. Where a force majeure event subsists for 30 consecutive days or more, each LESO Agreement provides for the parties to that agreement to meet to negotiate the future of the LESO Agreement. However, neither party to that agreement has any contractual right to suspend or terminate the LESO Agreement unilaterally in such circumstances.

R-BGAN Service Distribution Agreements

We have entered into a service distribution agreement (each a “R-BGAN Agreement”) with each of our various R-BGAN distribution partners which governs the provision of demand-assigned R-BGAN services. The terms summarized below may vary from R-BGAN Agreements we enter into in the future. As long as the R-BGAN distribution partner’s business experiences no material adverse change, each R-BGAN Agreement provides that the distribution partner will be offered the opportunity to become a distribution partner for our BGAN services following their commercial launch.

Term

Each R-BGAN Agreement is for an initial fixed term of three years. Our distribution partners may agree annually to extend their R-BGAN Agreement for up to a further two years subject always to prior termination in accordance with its terms. Currently it is intended that this service will be discontinued at the end of 2008.

Price

For the services that a distribution partner provides under its R-BGAN Agreement, it must pay us the fixed price specified in its R-BGAN Agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. Pricing is subject to volume-based discounts for each distribution partner that reaches specified sales revenue or traffic targets.

Existing prices and discounts in respect of R-BGAN services are subject at all times to the ability to revise those prices subject to the notice provisions laid out in the R-BGAN distribution agreement.

Eligibility

Each R-BGAN Agreement provides or incorporates provisions that permit us to appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) for R-BGAN services in accordance with agreed selection criteria. Those selection criteria relate to the capability, stability, liquidity and performance of new distribution partners.

However, under each R-BGAN Agreement, we may not recruit service providers of our existing distribution partners and their affiliates whilst under contract to a distribution partner or for a period of 18 months thereafter.

Service Level

If the R-BGAN service is unavailable for a period of 15 consecutive days in any one month for reasons within our reasonable control, we will waive our monthly subscription fee to distribution partners.

We also agree to use our commercially reasonable efforts to meet certain target criteria in respect of the R-BGAN system.

Performance

The distribution partners must use their reasonable efforts to promote the use of the R-BGAN services that they choose to provide, and work with us both to achieve marketing goals we have jointly agreed and to develop value added services. The distribution partners must also participate in dual branding, market information, customer service and other programmes.

Amendment

We may amend the R-BGAN technical and operating procedures subject to consultation with the distribution partners. We require the consent of the distribution partners if the cost of such an amendment is more than US$50,000 or the aggregate cost of amendments over the preceding 12 months exceeds US$100,000. There are certain exceptions to the requirement for consent including amendments that are required to rectify network faults, to meet governmental regulations or to meet operational emergencies.

Security

If we determine that it would be commercially prudent for us to obtain financial security over a distribution partner’s performance under the R-BGAN Agreement, we may, following reasonable consultation with the distribution partner, require the distribution partner to give us such financial security as we deem appropriate.

Limits on Liability

Each R-BGAN Agreement provides that, save for the previously stated credits on monthly subscription fees, we shall not be liable for any direct loss to the distribution partner or third parties arising from any unavailability, delay, interruption or degradation in the R-BGAN service or R-BGAN business support system save where caused by our gross negligence, wilful misconduct or fraud.

Neither party shall be liable to the other or third parties for consequential or indirect loss.

Except for death or personal injury caused by negligence, each party’s liability under a R-BGAN Agreement shall be limited to the lesser of the value of the R-BGAN charges over the proceeding 12 months or US$1,000,000.

Each R-BGAN Agreement requires the distribution partner to use its commercially reasonable efforts to include provisions stating that we are not liable to any party for any losses in any contracts entered into either with service providers or end-users.

Our distribution partners are not liable to us for charges arising from technological fraud (including cloning) in connection with certain services when they have complied with our fraud prevention procedures, have co-operated with us in any relevant fraud prevention activities related thereto, and were unaware of the fraudulent activity at the time it occurred.

Termination

Each R-BGAN Agreement may be terminated on the following grounds:

•	either party may terminate for a material breach by the other party if the breach is not remedied within 90 days or, if related to a breach of the trademark license agreement, a period of 30 days;

•	either party may terminate if the other party becomes insolvent or is or likely to be wound up or declared bankrupt;

•	either party may terminate if there is a force majeure event subsisting for more than 60 days and this issue is not resolved within a further 7 days;

•	we may terminate by giving 6 months’ prior notice of our intention to cease providing R-BGAN services; and

•	the distribution partner may terminate by giving 6 months’ prior notice of its intention to cease providing R-BGAN services.

BGAN Service Distribution Agreements

We have a service distribution agreement (each a “BGAN Agreement”) with each of our BGAN distribution partners governing the provision of demand-assigned BGAN services to land-based end-users only. As negotiations with our existing and new BGAN distribution partners are ongoing, the definitive terms of the BGAN Agreements may vary from the summary below.

Negotiations are underway for new BGAN agreements to cover aero services known as Swift Broadband.

Term

The standard BGAN Agreements expire on 14 April 2009.

Price

For the services that a distribution partner provides to end-users pursuant to a BGAN Agreement, it must pay us the fixed price specified in the agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. Pricing will be subject to volume-based discounts for each distribution partner that reaches specified sales revenue targets. These pricing and volume discount arrangements have not yet been finalized.

Existing prices and discounts in respect of BGAN services are subject at all times to the ability to revise those prices subject to the notice provisions laid out in the BGAN distribution agreement.

Eligibility

Each BGAN Agreement includes or incorporates provisions that we may appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) for BGAN services in accordance with agreed selection criteria. Those selection criteria relate to the capability, stability, liquidity and performance of new distribution partners.

However, under each BGAN Agreement, we may not recruit service providers of our existing distribution partners whilst under contract or for a period of 12 months thereafter, nor may we appoint new distribution partners in certain pre-existing core segments of the BGAN market during an initial period of two years following commercial launch of BGAN services, unless we identify a market not sufficiently addressed by existing distribution partners (following consultation with them).

Service Level

Each BGAN Agreement contains a draft Service Level Agreement (“SLA”) and compensation levels for breach of the SLA.

Intellectual Property

We grant to each distribution partner a royalty-free trademark license to use certain of our trademarks for the purpose of providing BGAN services to end-users.

Performance

The distribution partners are tiered into three categories based on various performance criteria, which entitles them to varying degrees of support and marketing funds from us. We will review their tier status annually, which may change as a result. Failure of a distribution partner to meet the standards for the lowest category for a 12 month period may trigger termination of its BGAN Agreement.

Additionally, the distribution partner must use its reasonable efforts to promote the use of the services that it chooses to provide, and work with us to achieve jointly agreed marketing goals and to develop value added services. It must also participate in dual branding, market information, customer service and other programmes.

Each BGAN Agreement also contains provisions that require distribution partners to meet certain milestones prior to launch of our BGAN services which, if not met, could lead us to reduce resources and delay the distribution partner’s launch of the BGAN service.

Limits on Liabilities

Aside from credits under the SLA, we are not liable to distribution partners under the BGAN Agreement for any direct loss to the distribution partner or third parties arising from any unavailability, delay, interruption or degradation in the BGAN service or BGAN business support system save to the extent caused by our gross negligence, wilful misconduct or fraud.

Neither party shall be liable to the other or third parties for consequential or indirect loss.

Except for death or personal injury caused by negligence, each party’s liability under the BGAN Agreements is limited to the lesser or greater (depending on the distribution partner) of the value of the BGAN wholesale charges over the preceding 12 month period or US$1m.

Under each BGAN Agreement, a distribution partner is required to make commercially reasonable efforts to include provisions stating that we are not liable to any party for any losses in any contracts entered into with either service providers or subscribers.

Termination

Apart from the termination right referred to under the paragraph entitled “Performance” above:

•	either party may terminate for a material breach by the other party if the breach is not remedied within 30 days;

•	either party may terminate if the other party becomes insolvent or is or likely to be wound up or declared bankrupt;

•	either party may terminate its BGAN Agreement if a force majeure event occurs and subsists for more than 60 days and is not resolved within a further seven days;

•	we may terminate for late payment in excess of 90 days by the distribution partner;

•	we may terminate by giving 12 months’ prior notice of our intention to cease providing BGAN services; and

•	the distribution partner may terminate by giving 12 months’ prior notice of its intention to cease providing BGAN services.

Lease Services Provider Agreements

We have a lease services distribution agreement (each a “Lease Agreement”) with entities wishing to provide satellite resources for a pre-arranged, fixed term (as opposed to on-demand services) for an end-user’s exclusive use. Radio-determination services are excluded from these agreements. We have discretion under our Lease Agreements to vary, amend or restrict the lease services we offer. A relatively small number of our distribution partners have elected to provide lease services and enter into a Lease Agreement. Each Lease Agreement has annexed to it, among other things, model terms and conditions for a specific lease contract and a lease policy governing the lease process, to which the model terms and conditions conform.

Term

Each Lease Agreement is for a fixed term expiring on the 14 April 2009 unless subject to prior termination in accordance with its terms. Termination or expiry of a Lease Agreement does not affect the term of any specific lease, which is governed by the termination provisions of the lease contract.

Eligibility

To be eligible to enter into a Lease Agreement:

•	where the lease services are to be provided via a lease services provider’s land earth station, the lease services provider must provide the land earth station; and

•

where the lease services are to be provided via our ground infrastructure on our Inmarsat-4 or subsequent generation satellites, the lease services provider is not required to provide a land earth station.

If the lease services provider is to provide BGAN services, the lease services provider must satisfy certain selection criteria relating to its capability, stability, liquidity and performance.

Pricing

We may vary the price of our lease service offerings in accordance with the principles laid out in the lease policy, provided that we neither increase the price of specified standard lease service offerings nor reduce specified volume discounts.

Amendments

We may amend certain parts of our Lease Agreement, primarily the model terms and conditions and lease policy, with advance notice and consultation. These have undergone a recent amendment in accordance with the terms of the Lease Agreement.

The majority of our Lease Agreements may be modified only by following an amendment procedure, which requires the consent of lease service providers representing 66 2/3% of revenues of all responding lease service providers over the 12-month period preceding the amendment.

Service Level

We must use our reasonable endeavours to meet the following network performance objectives:

•	a minimum satellite availability of 99.9% per annum and a target availability of 99.99% per annum; and

•	a minimum network availability of 99.9% over any period no less than three months and a target performance level of 99.96% over the same period.

Termination

Termination may occur in the following circumstances:

•	lease services providers may terminate for convenience upon 30 days’ notice if they have no lease contracts in effect;

•

either party may terminate a Lease Agreement where the other party is in default in the performance of any material term under the agreement and has failed to cure the default within 60 days from the date of written notice from the terminating party;

•	either party to a Lease Agreement may terminate if the other party becomes insolvent, enters into administration or liquidation or otherwise ceases or threatens to cease business; and

•	by mutual agreement between the parties to a Lease Agreement.

Inmarsat-4 Satellites Construction Contract with Astrium

On 11 May 2000, we entered into an agreement with Astrium SAS (now known as EADS Astrium) for the construction of three Inmarsat-4 satellites to be delivered on agreed dates. We have agreed, pursuant to certain change notices, to defer our entitlement to certain liquidated damages for late delivery of satellites. We granted the deferral as an incentive for Astrium to deliver the satellites prior to the agreed delivery dates. In addition, certain of our payment obligations under the original agreement have been deferred with effect from 14 May 2004 and 13 October 2005 for a period of 540 days.

The first of the Inmarsat-4 satellites to be constructed pursuant to this agreement was successfully launched in March 2005 and the second of the Inmarsat-4 satellites was successfully launched in November 2005. Delivery and final acceptance of the third satellite was deemed to have occurred on 13 October 2005.

Term

For each satellite, the agreement terminates 40 calendar quarters after its successful injection into its orbital location.

Prices

The total price that we must pay Astrium includes the construction of three satellites, post-launch milestone and performance incentive payments and expected storage costs of F3. The payments will accrue in accordance with a milestone events schedule, with pre-launch milestones accounting for approximately 80% of the contract price, tied to such events as specific systems deliveries and acceptance reviews, subject to the payment deferral discussed above. Post-launch milestone payments will accrue upon events such as successful orbital injection and completion of certain in-orbit tests. In addition to milestone payments, for each satellite successfully launched and satisfactorily operated during 40 calendar quarters after successful injection, Astrium may receive performance incentive payments from us. The aggregate of the post launch milestone and incentive payments is approximately 20% of the contract price.

As is typical in such contracts, there are often change orders that will affect pricing during the satellite construction phase. Since we entered into this agreement we have agreed to a number of contract changes, which have increased the contract price above the original price, although a portion of the increase has been offset by liquidated damages due from Astrium.

Option

Astrium has granted us the following option under the agreement:

•

an option exercisable at any time, to require satellites to be stored by Astrium for a maximum period of five years. At certain times we must pay storage charges and interest on performance incentives to Astrium. If we do not launch a satellite within five years of storing it, we must pay Astrium the remaining purchase price of the satellite, including associated post-launch incentive payments, regardless of whether the satellite is launched. The third satellite has been placed in storage as of February 2006. The first 18 months of this storage is free of charge.

Consequences of Failure to Perform

We are entitled to the following payments from, and have the following remedies against, Astrium in the following circumstances:

•	if certain specified milestones or completion deadlines are not met, we receive damages up to a pre- agreed maximum;

•

if Astrium anticipates that it cannot deliver a satellite by an agreed final date and in the absence of a negotiated alternative, we notify Astrium that we are treating the contract as discharged with respect to all or part of the work related to the satellite affected by the breach and choose between the following remedies:

•

accept all or part of the work affected by the discharge and pay Astrium fair and reasonable value for that work. Astrium must compensate us for the increased costs we incur to complete this work, up to a maximum of a percentage of the total contract price; or

•

receive a refund of all amounts paid by us for the work completed together with interest at the London Interbank Offered Rate from the date of each payment until the date of reimbursement. In addition Astrium must also compensate us for any increased costs we incur in procuring alternative equipment and/or services,

•	if Astrium fails promptly to correct satellite deficiencies notified by us, we can choose:

•	to have all deficiencies corrected by other means at Astrium’s cost (up to a maximum of 10% of the price of the relevant satellite); or

•	not to have the deficiency corrected but to negotiate an equitable reduction in the price and a limitation on the satellite performance incentive payment; and

•	if Astrium fails to cure any other breach of the agreement within 30 days after it receives our notification of the breach, we may seek any remedy legally available to us.

In the event Inmarsat exercises certain remedies for breach, Astrium may elect to terminate the arrangement for payment deferral, and all payment obligations by either party will be immediately due and payable.

If we fail to make payments due under the agreement within 30 days of a written request to do so, Astrium may either suspend work and obtain an equitable increase in the contract price or terminate the contract.

We and Astrium have given indemnities that are customary in the satellite services industry. Astrium does not warrant satellites after launch or indemnify us from liabilities caused by any satellite after it has been launched.

Neither party is liable for consequential loss and the maximum liability of each party is capped at the contract price.

Warranty

Astrium provides a warranty that covers equipment (including the three Inmarsat-4 satellites and ancillary equipment) and services, such as launch support and transportation and storage services. The warranty provides that all equipment will be free from defects in design, material or workmanship (unless waived by us in writing pursuant to a request from Astrium), that services will be performed in a skilful and workmanlike manner, and that both will conform to the requirements specified in the contract.

For the satellites this warranty will run from the date of final satellite acceptance until launch, or for five years of storage. For services and all other equipment the warranty period will be one year from completion or final acceptance, respectively.

In the case of defective or non-conforming equipment or services, we may require Astrium to repair or replace the same at its own expense.

Termination

In addition to the circumstances which may give rise to a right to terminate summarized under “Consequences of Failure to Perform” above, the agreement may be terminated in the following circumstances:

•	by us, in whole or in part at any time, if Astrium either becomes insolvent or goes into liquidation, or resorts to fraudulent practices in carrying out the contract;

•

by us, in whole or in part, at our convenience (in which case, we must pay termination charges, including a fixed profit element, to Astrium), at any time except in relation to a satellite that we have finally accepted; and

•

by us, if force majeure events delay delivery by more than 180 days or permanently prevent Astrium from complying with the timetable (in which case, we must pay Astrium a portion of the termination charge we would have paid if we had terminated for convenience). If we terminate the agreement for force majeure events, beneficial ownership of the work is equally shared between Astrium and us for a certain period following termination and if Astrium sells the work during this period, we will be entitled to receive a proportion of the proceeds (net of Astrium’s costs). If Astrium sells the work after this period, we will not receive any proceeds.

Radio Access Network Contract with Thrane & Thrane

On 1 July 2001, we entered into an agreement with Thrane & Thrane A/S for the delivery to us, by 31 March 2006, of the ground station equipment we use for satellite interface and other equipment for transmission of our BGAN services.

Term

The agreement currently expires on 29 April 2008, including two years of warranty and maintenance services following delivery of the satellite interface equipment, which occurred on 30 April 2006.

Price

The total contract price covers delivery of the ground station equipment and is payable in successive instalments in accordance with a milestone schedule. We have paid the majority of the contract price.

If we elect to have Thrane & Thrane provide maintenance support services after the expiry of the equipment warranties, we must pay an annual base price of approximately US$1.8m. This fee is subject to increase based on the annual rate of inflation in Denmark; however, the increase cannot exceed 5% per year. As is typical with agreements of this nature, there are often change orders which affect pricing during the development phase of the equipment. Since we entered into this agreement, we have agreed a number of contract changes including a significant modification, scheduled for completion on 31 May 2007, which increases BGAN functionality to support additional classes of user terminals.

Warranty

Thrane & Thrane warrant all deliverable equipment to be new and free from defects in materials, workmanship and design, and that all services shall be performed in a skilful and workmanlike manner. All services and equipment are warranted to conform to the requirements specified in the agreement. The warranty will run for two years from the date of final acceptance for Thrane & Thrane-developed hardware and software, except that in the case of latent defects not discoverable by acceptance testing or use within the warranty period, it will run from the time of discovery of the latent defect.

If Thrane & Thrane breach any warranty regarding the quality of the equipment and services provided we can:

•

require Thrane & Thrane to correct or replace the defective or non-conforming equipment and services at their expense (if they do not correct or replace the equipment and services within a reasonable period or if they fail to correct or replace the equipment and services effectively, we can have the correction or replacement done by a third party and Thrane & Thrane must reimburse all our costs reasonably incurred); or

•	elect not to have the defective or non-conforming equipment and service corrected or replaced and negotiate a price reduction; or

•

reject any part of the equipment and services that is in breach of the warranty, in which case Thrane & Thrane must reimburse us for any amounts which we have already paid for the equipment and services.

Remedies for Unsatisfactory Service and Support

If Thrane & Thrane provide us with an unsatisfactory performance (meaning performance that does not comply with the technical and functional requirements set out in the agreement or system availability that does not meet the minimum requirements agreed by the parties), we are entitled to damages of up to a maximum US$20,000 per month. If Thrane & Thrane chronically provide us with unsatisfactory performance (meaning system performance is below agreed standards of availability for three consecutive months), we:

•	are entitled to damages of up to 50% of our annual warranty or maintenance payment (equivalent to approximately US$900,000);

•	may terminate the agreement, in which case Thrane & Thrane must pay the increased costs (not to exceed the total price) actually incurred by us in procuring a replacement service; or

•	continue to receive the service but negotiate lower performance standards and new lower prices.

Thrane & Thrane’s liability is limited to direct damages and does not extend to indirect, consequential or special damages, including loss of profit or business.

Termination

We may terminate this agreement without prejudice to any other rights and remedies, which we have under the agreement or under the law:

•	if Thrane & Thrane fail to remedy a breach of any of their material obligations within 30 days after we request them to do so in writing;

•	if Thrane & Thrane become subject to insolvency procedures;

•	for anticipatory breach, repudiation, inability to perform or lack of due diligence which Thrane & Thrane fail to remedy within 30 days of our notice; or

•	if after notice to Thrane & Thrane that time is of the essence in relation to specific obligations, they have not performed such obligations by a reasonable date stated in our notice.

If we terminate this agreement for cause (i.e., for those reasons above) we may receive the following remedies:

•

we may, at our sole discretion, take over all or part of the work completed prior to the termination, in which case, Thrane & Thrane must compensate us for any increased cost reasonably incurred in completing the work; or

•

if we do not elect to take over and complete all or any part of the work completed prior to the termination, Thrane & Thrane must refund to us all amounts paid by us for that work and pay the increased cost that we reasonably incur in procuring alternative goods and/or services.

In addition:

•	if Thrane & Thrane provide us with chronically unsatisfactory service or support; or

•

if a force majeure event delays the delivery timetable by more than six months, or permanently prevents Thrane & Thrane from complying with the delivery timetable (in which case the financial consequences of the termination will be determined, with the object of equal apportionment between Thrane & Thrane and us, by negotiation, or if agreement cannot be reached, by arbitration), we may terminate this agreement or may renegotiate the agreement. However, in these circumstances we do not have the right to take over and complete the work as described above.

Core Network Infrastructure Contract with Ericsson

On 1 November 2001 we entered a contract with Ericsson Limited for the delivery to us, by 30 April 2004, of ground station equipment comprising our core network infrastructure we use to control transmission of our services from BGAN terminals to terrestrial fixed and mobile networks. Ericsson delivered this system to us on 18 September 2004, following an extension of approximately two months.

Term

This agreement has been extended until December 2007 at an additional cost of US$2.8m following the expiration of the original equipment warranty.

Price

The total contract price (excluding any additional equipment and services) is payable in installments in accordance with a milestone schedule.

Under the agreement, Ericsson has agreed to provide us with maintenance or warranty support services after the expiration of Ericsson’s equipment warranty, for which we must pay Ericsson an annual base price that is to be determined. The price is subject to an annual increase and for 2007 is as stated above.

Warranty

Ericsson warrants all deliverable equipment to be new and free from defects in materials, workmanship and design, and that all services shall be performed in a skilful and workmanlike manner. All services and equipment are warranted to conform to the requirements specified in the agreement. The warranty runs for two years from the date of final acceptance for hardware, software and documentation, except that in the case of latent defects not discoverable by acceptance testing or use within the warranty period, it will run from the time of discovery of the latent defect.

If Ericsson breaches any warranty regarding the quality of the equipment and services provided we can:

•

require Ericsson to correct or replace the defective or non-conforming equipment and services at their expense (if they do not correct or replace the equipment and services within a reasonable period or if they fail to correct or replace the equipment and services effectively, we can have the correction or replacement done by a third party, and Ericsson must then reimburse all our costs reasonably incurred); or

•	elect not to have the defective or non-conforming equipment and service corrected or replaced and negotiate a price reduction; or

•	reject any part of the equipment and services that is in breach of the warranty, in which case Ericsson must reimburse us for any amounts, which we have already paid for the equipment and services.

Indemnity

We have agreed to indemnify Ericsson up to a maximum of US$500,000 in respect of claims made against Ericsson that speech coding software licensed to us by Digital Voice Systems (which is used by Ericsson in the core network) infringes the intellectual property rights of a third party.

Consequences of Failure to Perform

If Ericsson breaches its warranty regarding the quality of equipment and services provided under the agreement, we can require Ericsson to correct or replace any defective on non-conforming equipment and services at Ericsson’s expense. If Ericsson fails to do so within a reasonable period, or it if fails to correct or replace the equipment or services effectively, we have the right to correct or replace such equipment or services and require Ericsson to reimburse all of our reasonable costs incurred in so doing.

Remedies for Unsatisfactory Service and Support

If Ericsson provides us with unsatisfactory performance (meaning system availability that does not meet the minimum requirements agreed by the parties), we are entitled to damages of up to a maximum of US$20,000 per month. If Ericsson chronically provides us with unsatisfactory performance (meaning system performance is below agreed upon standards of availability for three consecutive months) or does not comply with the functional requirements set out in the agreement, we may:

•	receive remedies not to exceed 50% of the annual warranty or maintenance payment;

•	terminate the agreement, in which case Ericsson must pay the increased costs (not to exceed the total price) we actually incur to procure a replacement service; or

•	continue to receive the service, but negotiate lower performance standards and new lower charges, subject always to the right to terminate set out above.

Ericsson’s liability is limited to direct damages and does not extend to indirect, consequential or special damages, including loss of profit or business. Ericsson’s total liability, excluding liability in relation to personal injury or death, loss or damage to property (which is subject to a cap of the greater of US$8m or Ericsson’s insurance cover), remedies for late delivery and certain specified intellectual property liabilities, cannot exceed 95% of the price we paid under the agreement.

Termination

We may terminate this agreement without prejudice to any other rights and remedies, which we have under this agreement or by law:

•	if Ericsson fails to remedy a breach of any of its material obligations within 30 days after we request it to do so in writing;

•	for anticipatory breach, repudiation, inability or failure to perform or lack of due diligence which Ericsson fails to remedy within 30 days of our notice;

•

if, after undue delay by Ericsson, we notify them that time is of the essence for the performance of certain obligations specified in the agreement and Ericsson has not performed such obligations by a reasonable date stated in our notice; or

•

if Ericsson chronically provides us with unsatisfactory performance or fails to complete work by the due dates. Ericsson may terminate the agreement if we fail to pay any sums by the due date and we fail to remedy this within 30 days of being requested to pay by written notice.

Either party may terminate the agreement if the other party becomes subject to insolvency procedures or is unable to pay its debts.

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act. Accordingly, we file reports, including annual reports on Form 20-F and current reports on Form 6-K, with the US Securities and Exchange Commission, or SEC. As a foreign private issuer, we are not subject to the proxy rules under Section 14 of the short-swing insider profit disclosure rules under Section 16 of the Exchange Act. You will be able to read and copy the reports and other information, including documents we filed as exhibits thereto at the SEC’s Public Reference Room by calling the SEC at +1 800 SEC 0330. The SEC maintains an internet site at www.sec.gov that contains reports and other electronically filed information.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of estimated amounts generated from a sensitivity analysis is “forward-looking” and involves risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global financial markets. Such risks principally include country risk, legal risk and political risk that are not represented in the following analyses.

Foreign exchange risk

We use the US dollar as our functional currency. While almost all of our revenues are denominated in dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the dollar. Therefore, we are exposed to the adverse effect of a weaker dollar against other currencies. Our primary exchange rate exposure is against pounds sterling.

In order to manage our foreign exchange exposure, we have developed a hedging strategy that requires the purchase of foreign currency to cover our forecast short positions in major currencies. The instruments that we use are forward contracts, typically for up to 24 months. The currency exposure that we hedge is principally our forecasted sterling costs for salaries and other overhead expenses, as well as other currency expenses from time to time. If we believe the dollar may strengthen, we may elect to hedge a smaller proportion of our projected sterling costs.

Recently the US dollar has significantly weakened against the pound sterling and may continue to weaken in future periods. Although our hedging strategy is designed to limit the short-term impact of the dollar’s weakness, in the longer term our results of operations will be adversely impacted by continued weakness of the dollar against the pound sterling. For example, we estimate that a 1% decrease in the value of the dollar against sterling would have reduced our profit before tax for 31 December 2006 by approximately US$1.3m (2005: US$1.1m, 2004: US$0.9m). We estimate that a 1% decrease in value of the dollar against euro would have reduced our profit before tax for 31 December 2006 US$nil (2005: US$nil, 2004: US$3.5m).

The following table shows information about our foreign exchange forward contracts as at 31 December 2006. The table presents the value of the contracts in dollars at the contract exchange rate and at the contract maturity date, as well as the fair value of the contracts.

	Year ended 31 December 2006
	Contract Value	Market Value	Fair Value(1)
		(US$m)
Sell dollar currency
Forward Contracts	60.1	68.6	8.5

	Year ended 31 December 2005
	Contract Value	Market Value	Fair Value(1)
		(US$m)
Sell dollar currency
Forward Contracts	97.7	93.8	(3.9)

(1)	Fair value represents the difference between the forward rate at the balance sheet date and the contractual rate.

For US GAAP purposes prior to 1 October 2004, our hedging arrangements did not qualify for hedge accounting under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and related pronouncements, and were therefore marked-to-market through the profit and loss account. From 1 October 2004 onwards we have designated the majority of our foreign currency financial instruments for hedge accounting.

Interest rate risk

Our interest rate risk policy is to be fixed between 60% to 100% on forecast net debt for the next two years on a rolling basis.

For US GAAP purposes our interest rate hedges qualify for hedge accounting under SFAS 133 “Accounting for Derivative and Hedging Activities” and related pronouncements.

At 31 December 2006 on the basis of past net cash balances, we estimate that a 1% increase in interest rates would have reduced profit before tax for 2006 by approximately US$0.6m (2005: US$0.6m, 2004: US$0.1m).

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Information regarding limitations on the payment of dividends resulting from the issuance of our 7.625% Senior Notes due 2012 is incorporated by reference to our registration statement on Form F-4/A filed on September 20, 2004 (Registration No 333-115865).

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.

We maintain “disclosure controls and procedures” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commissions rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment to evaluate the cost-benefit relationship of possible disclosure controls and procedures.

During 2006, subsequent to the issuance of the 2005 Form 20-F, management identified errors in the 2005, 2004 and 2003 deferred tax charges and the related deferred tax liability reported under US GAAP. As a result, deferred taxation under US GAAP has been restated in this Form 20-F. For Inmarsat Holdings Limited, this resulted in a decrease of the US GAAP deferred tax charge for the years ended 31 December 2005, 2004 and 2003 of US$4.8m, US$7.6m and US$8.5m respectively, and an increase in shareholders’ equity as at 31 December 2005, 2004 and 2003 of US$20.9m, US$16.1m and US$8.5m respectively.

Management therefore determined there were material weaknesses in the Group’s internal controls over financial reporting with respect to taxation accounting and reporting under US GAAP as at 31 December 2005 and 31 December 2004.

The term “internal control over financial reporting” is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

In connection with the restatements of the financial statements for the years ended 31 December 2005 and 2004 contained in this report, management, including the Chief Executive Officer and the Chief Financial Officer, has considered the adequacy of its assertions concerning the effectiveness of its disclosure controls and procedures in its Annual Report on Form 20-F for the years ended 31 December 2005 and 2004.

Recognizing the inherent limitations of a retrospective evaluation, management concluded that its disclosure controls and procedures for the identification and application of generally accepted accounting principles as they related to the accounting for taxation and US GAAP were not effective in the periods covered by, and as asserted in, its reports for the years ended 31 December 2005 and 2004.

The Group has taken a range of steps to remediate these material weaknesses. The remedial actions aimed at strengthening internal controls over taxation and reporting under US GAAP, which are continuing include:

•	Reconciliation of tax working papers to general ledger and corporate reporting package;

•	Reconciliation of total tax charge to statutory rate by entity;

•	Balance sheet reconciliations by entity for IFRS, UK GAAP and US GAAP reporting;

•	Detailed analysis of tax balances, split between material items;

•	Group proof of taxation under IFRS, UK GAAP and US GAAP showing all adjustments;

•	Review of taxation adjustments by financial reporting team external to the taxation function and the review of the split of roles and realignment;

•	Improving documentation of taxation adjustments, incorporating regular review of tax disclosures; and

•	Improving documentation of US GAAP adjustments, incorporating regular review of US GAAP disclosures.

Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required, and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer.

Changes in internal controls

All changes that have had a material effect on the internal controls over financial reporting have been described above. We confirm there were no other changes in internal controls over financial reporting that occurred during 2006 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Inmarsat plc has determined that John Rennocks, Sir Bryan Carsberg and Stephen Davidson are each an “audit committee financial expert” as this term has been defined under the rules of the New York Stock Exchange and they are independent. See Item 6—“Directors, Senior Management And Employees—Board of Directors” for a discussion of their experience.

The board of directors of the issuer and the parent guarantor do not have an additional audit committee financial expert, as we believe our audit committee financial experts at Inmarsat plc are sufficient.

ITEM 16B.    CODE OF ETHICS

We have adopted a Code of Ethics that applies to all our employees, including our Chief Executive Officer, our Chief Financial Officer, Chief Operating Officer and persons performing similar functions. Every director, officer, and all employees of every Group company is expected to conduct business in accordance with the highest standards of personal and professional integrity. The Code sets out the principles to which all employees are expected to adhere and advocate in meeting these standards. The Code of Ethics is posted on our website at http://www.inmarsat.com/ investor_relations. Amendments to or any grant of a waiver from a provision of the Code of Ethics requiring disclosure under applicable SEC rules, if any, will be disclosed on our website at www.inmarsat.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Related Fees

Under its charter the audit committee of the Board of Directors reviews and pre-approves all audit and permissible non-audit services performed by Deloitte & Touche LLP (appointed from 28 July 2006) and PricewaterhouseCoopers LLP (prior to July 2006) as well as the fees charged by our auditors for such services. In its review of non-audit services, the audit committee considered whether the provision of such services is compatible with maintaining the independence of Deloitte & Touche LLP (prior to July 2006

PricewaterhouseCoopers LLP). The following table sets forth the aggregate fees billed by our auditors in connection with the following services for the years ended 31 December 2006, 2005 and 2004:

	2006	2005	2004
	(US$ in millions)
Audit Fees(1) (5)	0.7	0.7	0.6
Audit-Related Fees(2) (5)	0.1	0.5	1.3
Tax Fees(3)	0.1	—	0.1
All Other Fees(4)	0.1	2.6	—

Total Fees	1.0	3.8	2.0

(1)	This category includes fees for services rendered for the audit of the annual financial statements included in our Annual Report on Form 20-F, review of the quarterly financial statements included in our current reports on Form 6-K and annual regulatory reporting as required by Companies House in the United Kingdom.

(2)	This category includes fees for accounting advice and assistance in implementing accounting standards, services relating to the issuance of the Senior Notes and Senior Discount Notes, and fees for the issuance of comfort letter and assistance with and review of documents filed with the SEC.

(3)	This category includes fees for tax compliance, planning and advice.

(4)	For 2006 this category comprises fees related to the disposal of Burses Ltd. For 2005 this category principally comprises fees for due diligence services incurred by Inmarsat plc (ultimate parent company) in connection with the IPO in June 2005.

(5)	Fees payable in the 2006 financial year were payable to Deloitte & Touche LLP, appointed as the Group’s auditors on 28 July 2006. Fees payable in the 2005 and 2004 financial years were payable to the Group’s previous auditors, PricewaterhouseCoopers LLP.

The audit committee has determined that the provision for services rendered above for non-audit services is compatible with maintaining the independence of Deloitte & Touche LLP.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See pages F-1 through F-63.

ITEM 18.    FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of responding to this item.

ITEM 19.    EXHIBITS

Exhibit Number	Description
1.1	Memorandum and Articles of Association of Inmarsat Finance II plc, dated 5 November 2004.(1)

1.2	Memorandum of Association of Inmarsat Holdings Limited, dated 9 July 2003 and last amended 6 January 2004.(1)

1.3	Articles of Association of Inmarsat Holdings Limited, dated 9 July 2003 and last amended 6 January 2004.(1)

2.1	Indenture, dated 24 November 2004, among Inmarsat Finance II plc, Inmarsat Holdings Limited and The Bank of New York (as Trustee).(1)

2.2	Subordinated Intercompany Funding Loan Pledge Agreement, dated 24 November 2004, between Inmarsat Finance II plc (as Grantor), and The Bank of New York (as Trustee).(1)

2.3	Subordinated Intercompany Funding Loan Agreement, dated 24 November 2004, between Inmarsat Holdings Limited, as Borrower, and Inmarsat Finance II plc, as Lender.(1)

2.4	Subordinated Intercompany Note Proceeds Loan Note, dated 24 November 2004, between Inmarsat Holdings Limited and Inmarsat Finance II plc.(1)

2.5	Purchase Agreement, dated 9 November 2004, among Inmarsat Finance II plc, Inmarsat Holdings Limited, Credit Suisse First Boston (Europe) Limited and Barclays Bank PLC.(1)

4.1	Commercial Framework Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party.(2),(8)

4.2	New Land Earth Station Operator Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party.(2),(8)

4.3	Agreement for Lease of Capacity on Thuraya Satellite, dated 26 July 2000, between Thuraya Satellite Telecommunications Private Joint Stock Company and Inmarsat Limited.(2),(8)

4.4	Contract for the Purchase of Inmarsat 4 Spacecraft, dated 11 May 2000, between Inmarsat Limited and Astrium SAS.(2),(8)

4.5	Contract for Launch Services, dated 23 July 2003, between Lockheed Martin Commercial Launch Services and Inmarsat Limited.(2),(8)

4.6	Contract for Launch Services, dated 16 December 2003, between Sea Launch Limited Partnership (acting through its General Partner Sea Launch Company L.L.C.) and Inmarsat Limited.(2),(8)

4.7	Contract for Broadband Global Area Network (BGAN) Radio Access Network (RAN), dated 1 July 2001, between Thrane & Thrane A/S and Inmarsat Limited.(2),(8)

4.8	Contract for Broadband Global Area Network (BGAN) Core Network (CN) dated 1 November 2001, between Ericsson Limited and Inmarsat Limited.(2),(8)

4.9	Broadband Global Area Network (BGAN) Business Support System Framework Contract, dated 12 June 2003, between Danet GmbH and Inmarsat Limited.(2),(8)

4.10	Subordinated Intercompany Shareholder Funding Loan, dated 29 December 2003, between Grapedrive Limited and Grapeclose Limited.(3)

4.11	Amendment and Restatement Agreement, dated 23 November 2004, between Inmarsat plc and Barclays Bank PLC, amending the attached Senior Facility Agreement, dated as of 10 October 2003, among Duchessgrove Limited, Grapeclose Limited, Barclays Capital, Credit Suisse First Boston, The Royal Bank of Scotland plc and Barclays Bank PLC.(1)

Exhibit Number	Description
4.12	Schedule of Signatories to Commercial Framework Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party.(1),(6)

4.13	Schedule of Signatories to New Land Earth Station Operator Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party.(1),(7)

8.	List of Subsidiaries.(1)

12.1	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Finance II plc.(4)

12.2	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Finance II plc.(4)

12.3	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Holdings Limited.(4)

12.4	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Holdings Limited.(4)

13.1	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Finance II plc.(4)

13.2	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Finance II plc.(4)

13.3	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Holdings Limited.(4)

13.4	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Holdings Limited.(4)

23.1	Consent to reference Watson Wyatt Limited in the Form 20-F.(4)

23.2	Consent to reference Duff & Phelps Limited in the Form 20-F.(4)

(1)	Incorporated by reference to the Inmarsat Finance II plc Form F-4 Registration Statement (SEC File 333-120876), filed 30 November 2004.

(2)	Incorporated by reference to the Inmarsat Finance plc Form F-4 Amendment No. 3 (SEC File 333-115865), filed 17 September 2004.

(3)	Incorporated by reference to the Inmarsat Finance plc Form F-4 Registration Statement (SEC File 333-115865), filed 25 May 2004.

(4)	Filed herewith.

(5)	Incorporated by reference to the Inmarsat Finance plc Form F-4 Amendment No. 2 (SEC File 333-115865), filed 24 August 2004.

(6)	See Exhibit 4.1.

(7)	See Exhibit 4.2.

(8)	Portions of this exhibit have been omitted pursuant to confidential treatment granted by the Securities and Exchange Commission.

SIGNATURES

Inmarsat Finance II plc

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT FINANCE II PLC (registrant)

Date: 27 April 2007	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Holdings Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT HOLDINGS LIMITED (registrant)

Date: 27 April 2007	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

I NDEX TO FINANCIAL STATEMENTS & OTHER SUPPLEMENTAL FINANCIAL

INFORMATION

INMARSAT HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Holdings Limited

We have audited the accompanying consolidated balance sheet of Inmarsat Holdings Limited (“the Company”) and subsidiaries as of 31 December 2006, and the related consolidated statement of income, recognised gains and losses, changes in shareholders’ equity and cash flows and the related notes for the year ended 31 December 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Inmarsat Holdings Limited and subsidiaries at 31 December 2006, and the results of their operations and their cash flows for the year ended 31 December 2006, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 34 to the consolidated financial statements.

Deloitte & Touche LLP

London, England

27 April 2007

INMARSAT HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Holdings Limited

We have audited the accompanying consolidated financial statements of Inmarsat Holdings Limited and its subsidiaries as of 31 December 2004 and 2005, which comprise the consolidated income statement, consolidated statement of recognized income and expenses, consolidated balance sheets and the consolidated cash flow statements and the related notes for each of the two years in the period ended 31 December 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Holdings Limited and its subsidiaries at 31 December 2004 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

As discussed in the accounting policies, Inmarsat Holdings Limited adopted International Accounting Standards (IAS) 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. The change has been accounted prospectively from 1 January 2005.

IFRS as adopted by the European Union varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 34(c), as restated, to the consolidated financial statements.

PricewaterhouseCoopers LLP

London

28 April 2006 (except as to note 34(c) which is as of 27 April 2007)

INMARSAT HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENT

		Year ended 31 December
	Note	2006	2005	2004
		(US$ in millions)
Revenue		500.1	491.1	480.7

Employee benefit costs	7	(85.4)	(96.5)	(77.9)
Restructuring costs including termination benefits	7	(6.8)	—	(9.3)

Total employee benefit costs	7	(92.2)	(96.5)	(87.2)

Network and satellite operations costs		(31.1)	(38.8)	(50.0)
Other operating costs		(57.1)	(64.0)	(67.6)
Work performed by the Group and capitalized		12.0	25.2	25.8
Losses on termination of subsidiary undertakings	6	—	(1.1)	—
Gain on disposal of property	6	—	—	42.6
Depreciation and amortization	6	(156.8)	(106.5)	(124.1)

Operating profit		174.9	209.4	220.2
Interest receivable and similar income	9	8.3	49.7	4.0
Interest payable and similar charges	9	(93.4)	(163.8)	(199.3)

Net interest payable	9	(85.1)	(114.1)	(195.3)

Profit before income tax		89.8	95.3	24.9
Income tax credit/(expense)	10	37.8	(31.0)	(5.8)

Profit for the year		127.6	64.3	19.1

INMARSAT HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

		Year ended 31 December
	Note	2006	2005 (as restated)	2004
		(US$ in millions)
Actuarial gains/(losses) from pension and post retirement healthcare benefits	26	5.2	(8.7)	(5.7)
Gains/(losses) on cash flow hedges	26	6.2	(13.6)	—
Movement in cumulative translation reserve	26	(6.6)	(0.8)	8.0
Tax (charged)/credited directly to equity	26	(2.4)	8.1	1.7

Net gains/(losses) recognized directly in equity		2.4	(15.0)	4.0

Profit for the year		127.6	64.3	19.1

Total recognized income for the year		130.0	49.3	23.1

INMARSAT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

		As at 31 December
	Note	2006	2005	2004
		(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	13	1,247.5	1,319.1	1,147.9
Intangible assets	14	522.0	524.5	508.1

		1,769.5	1,843.6	1,656.0

Current assets
Cash and cash equivalents	15	42.8	35.3	233.0
Short-term deposits		—	—	151.7
Trade and other receivables	16	159.0	147.8	157.4
Inventories	17	0.8	0.3	1.2
Derivative financial instruments	29	8.5	2.3	—

		211.1	185.7	543.3

Total assets		1,980.6	2,029.3	2,199.3

Liabilities
Current liabilities
Borrowings	19	11.9	11.3	37.2
Trade and other payables	18	151.8	170.0	113.9
Provisions	20	1.6	0.4	1.1
Current income tax liabilities	21	8.4	23.0	23.3
Derivative financial instruments	29	—	3.6	—

		173.7	208.3	175.5

Non-current liabilities
Borrowings	19	910.6	908.9	1,824.5
Other payables	18	6.7	33.8	35.2
Provisions	20	37.6	37.6	29.5
Deferred income tax liabilities	21	134.4	157.6	136.1
Derivative financial instruments	29	—	0.3	—

		1,089.3	1,138.2	2,025.3

Total liabilities		1,263.0	1,346.5	2,200.8

Net assets/(liabilities)		717.6	682.8	(1.5)

Shareholders’ equity
Ordinary shares	24	0.4	0.4	0.3
Share premium	26	346.1	346.1	34.2
Other reserves	26	342.0	341.4	8.1
Retained earnings/(accumulated losses)	26	29.1	(5.1)	(44.1)

Total shareholders’ equity		717.6	682.8	(1.5)

INMARSAT HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT

		Year ended 31 December
	Note	2006	2005	2004
		(US$ in millions)
Cash flow from operating activities
Cash generated from operations	23	314.5	302.5	276.8
Interest received		2.6	10.3	2.6
Income taxes (paid)/received		(0.5)	(0.8)	1.1

Net cash inflow from operating activities		316.6	312.0	280.5

Cash flow from investing activities
Purchase of property, plant and equipment		(113.0)	(201.9)	(136.8)
Consideration under ACeS collaboration arrangement	22	(4.0)	—	—
Additions to capitalized development costs		(1.4)	(2.4)	(3.3)
Short-term deposits		—	151.7	(100.6)
Proceeds from disposal of property	6	—	—	125.1
Disposal of subsidiaries (net of transaction costs)	6	—	9.4	—
Transaction costs on acquisitions made in 2003		—	—	(34.9)

Net cash used in investing activities		(118.4)	(43.2)	(150.5)

Cash flow from financing activities
Dividends paid to shareholders	12	(98.2)	(24.7)	—
Purchase of Senior Notes		(43.6)	(10.0)	—
Interest paid on Senior Notes and Facilities		(36.4)	(76.9)	(67.9)
Net settlement of finance lease		(11.6)	—	—
Net proceeds from issue of ordinary shares		—	312.0	—
Net proceeds from new Senior Credit Facility		—	244.4	—
Capital contribution from parent company		—	330.0	—
Repayments of previous Senior Credit Facilities		—	(737.5)	(427.5)
Arrangement costs of Senior Notes and Senior Discount Notes		—	(0.8)	(30.2)
(Repayment)/net proceeds from issuance of Senior Notes and Senior Discount Notes		—	(167.1)	781.1
Repayment of Subordinated Preference Certificates		—	(334.8)	(385.8)
Interest paid on finance leases		—	—	(0.2)
Principal payments under finance leases		—	—	(0.1)

Net cash used in financing activities		(189.8)	(465.4)	(130.6)

Foreign exchange adjustment		(0.2)	(0.6)	0.3

Net increase/(decrease) in cash and cash equivalents		8.2	(197.2)	(0.3)

Movement in cash and cash equivalents
At beginning of year		34.4	231.6	231.9
Net increase/(decrease) in cash and cash equivalents		8.2	(197.2)	(0.3)

As reported on balance sheet (net of bank overdrafts)	15	42.6	34.4	231.6

At end of year, comprising
Cash at bank and in hand	15	1.5	1.6	13.7
Short-term deposits with original maturity of less than 3 months	15	41.3	33.7	107.0
Restricted cash	15	—	—	112.3
Bank overdrafts	15	(0.2)	(0.9)	(1.4)

		42.6	34.4	231.6

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information

Inmarsat Holdings Limited (the “Company”) was incorporated on 3 September 2003 as Lavenderview Limited and changed its name to Inmarsat Holdings Limited on 6 January 2004.

Inmarsat Holdings Limited (a 100% subsidiary of Inmarsat plc) issued share capital of an aggregate amount of US$312.0m and received a capital contribution from Inmarsat plc in the form of an intercompany loan of US$330.0m on 22 June 2005 following Inmarsat plc listing on the London Stock Exchange. Repayment of the loan was waived by Inmarsat plc on 22 June 2005.

The principal activity of Inmarsat Holdings Limited and its subsidiaries (the “Group”) is the provision of mobile satellite communications services.

The Company’s parent undertaking and ultimate controlling party is Inmarsat plc, incorporated in Great Britain and registered in England and Wales. The largest and smallest groups into which the results of the Company are consolidated are headed by Inmarsat plc and the Company respectively.

2.	Principal accounting policies

Basis of preparation

The principal accounting policies adopted in the preparation of the consolidated financial statements for the years ended 31 December 2006, 2005 and 2004 (the consolidated financial statements) are set out below.

The text below describes how, in preparing the financial statements, the Directors have applied International Financial Reporting Standards (“IFRS”) as adopted in the EU and the assumptions and estimates they have made in applying the standards and interpretations effective and the policies adopted in the 2006 financial statements. There are no material differences for the Group between IFRS and IFRS as adopted by the EU.

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention except for revaluation of certain financial assets and financial liabilities as described later in these accounting policies.

Basis of accounting

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, the actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

Accounting policies adopted in preparing these consolidated financial statements have been selected in accordance with IFRS.

At the date of authorization of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 7—Financial instruments: Disclosures; and the related amendment to IAS 1 on capital disclosures (effective for financial years beginning on or after 1 January 2007).

Amendment to IAS1—Presentation of Financial Statements—Capital Disclosures (effective for financial years beginning on or after 1 January 2007).

IFRS 8—Operating segments (effective for financial years beginning on or after 1 January 2009).

IFRIC 7—Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective for financial years beginning on or after 1 March 2006).

IFRIC 8—Scope of IFRS 2 (effective for financial years beginning on or after 1 May 2006).

IFRIC 9—Reassessment of embedded derivatives (effective for financial years beginning on or after 1 June 2006).

IFRIC 10—Interim financial reporting and impairments (effective for financial years beginning on or after 1 November 2006).

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

IFRIC 11—IFRS 2—Group and Treasury Share Transactions (effective for financial years beginning on or after 1 March 2007).

IFRIC 12—Service concession arrangements (effective for financial years beginning on or after 1 January 2008).

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosure on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.

Basis of consolidation

The consolidated financial statements include the accounts of Inmarsat Holdings Limited and its domestic and overseas subsidiary undertakings. All intercompany transactions and balances with subsidiary undertakings have been eliminated on consolidation.

Subsidiary undertakings include all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The results of subsidiary undertakings established or acquired during the period are included in the consolidated Income Statement from the date of establishment or acquisition of control. The results of subsidiary undertakings disposed of during the period are included until the date of disposal.

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets, liabilities and contingent liabilities acquired.

Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets, liabilities and contingent liabilities acquired, the difference is treated as purchased goodwill.

Fees and similar incremental costs incurred directly in making an acquisition are included in the cost of the acquisition and capitalized. Internal costs, and other expenses that cannot be directly attributed to the acquisition, are charged to the Income Statement.

Comparatives

The 2005 Consolidated Statement of Recognised Income and Expense has been restated to include the US$5.5m deferred tax credit on share options, previously disclosed in the Reconciliation of Movements in Shareholders’ Equity, note 26.

Foreign currency translation

a)	Functional and presentation currency

The functional currency of the Company and most of the Group’s subsidiaries and the presentation currency of the Group is the US dollar, as the majority of operational transactions are denominated in US dollars.

The exchange rate between US dollars and Pounds Sterling as at 31 December 2006 was US$1.96/£1.00 (2005: US$1.72/£1.00, 2004: US$1.92/£1.00). The average rate and hedged rate between US dollar and Pounds Sterling for 2006 was US$1.84/£1.00 (2005: US$1.82/£1.00, 2004: US$1.83/£1.00) and US$1.77/£1.00 (2005: US$1.77/£1.00, 2004: US$1.49/£1.00) respectively.

b)	Transactions and balances

Transactions not denominated in the functional currency of the respective subsidiary undertakings of the Group during the year have been translated using the spot rates of exchange ruling at the dates of the transactions. Differences on exchange arising on the settlement of the transactions denominated in currencies other than the respective functional currency are recognized in the Income Statement.

Monetary assets and liabilities not denominated in the functional currency of the respective subsidiary undertaking of the Group have been translated at the spot rates of exchange ruling at the end of each month.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

Differences on exchange arising from the translation of monetary assets and liabilities denominated in currencies other than the respective functional currency are recognized in equity to the extent that the foreign exchange exposure is hedged while the remaining differences are recognized in the Income Statement.

Financial instruments and hedging activities

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the relevant instrument and derecognized when it ceases to be a party to such provisions. Financial instruments are initially measured at fair value. Subsequent measurement depends on the designation of the instrument. Non-derivative financial assets are classified as either short-term deposits or cash and cash equivalents. They are stated at amortized cost using the effective-interest method, subject to reduction for allowances for estimated irrecoverable amounts. For interest-bearing assets, their carrying value includes accrued interest receivable. Cash and cash equivalents include cash in hand and bank time deposits, together with other short-term highly liquid investments. In the Cash Flow Statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in liabilities on the balance sheet. Non-derivative financial liabilities are all classified as other liabilities and stated at amortized cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortized issue costs.

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting under IAS 39 are accounted for as trading instruments. Derivatives are initially recognized and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value. The gain or loss on remeasurement is taken to the Income Statement except where the derivative is a designated cash flow hedging instrument.

In order to qualify for hedge accounting, the Group is required to document in advance the relationship between the item being hedged and the hedging instrument. The Group is also required to document the relationship between the hedged item and the hedging instrument and demonstrate that the hedge will be highly effective on an ongoing basis. This effectiveness testing is reperformed at each period end to ensure that the hedge remains highly effective.

Gains or losses on cash flow hedges that are regarded as highly effective are recognized in equity. Where the forecast transaction results in a financial asset or liability, gains or losses previously recognized in equity are reclassified to the Income Statement in the same period as the asset or liability impacts income. If the forecasted transaction or commitment results in future income or expenditure, gains or losses deferred in equity are transferred to the Income Statement in the same period as the underlying income or expenditure. The ineffective portions of the gain or loss on the hedging instrument are recognized immediately in the Income Statement.

Where a hedge no longer meets the effectiveness criteria, any gains or losses deferred in equity are only transferred to the Income Statement when the committed or forecasted transaction is recognized in the Income Statement. However, where the Group has applied cash flow hedge accounting for a forecasted or committed transaction that is no longer expected to occur, then the cumulative gain or loss that has been recorded in equity is transferred to the Income Statement. When a hedging instrument expires or is sold, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the Income Statement.

Revenue recognition

Mobile satellite communications services revenue results from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services represents the unearned balances remaining from amounts received from customers pursuant to prepaid contracts or subscription fees. Mobile satellite communication service lease revenues are recorded on a straight-line basis over the term of the contract concerned, which is typically between one and twelve months.

The Group’s revenues are stated net of volume discounts which increase over the course of the financial year as specific revenue thresholds are achieved by distribution partners resulting in lower prices.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of terminals.

Employee benefits

Wages, salaries, social security contributions, accumulating annual leave, bonuses and non-monetary benefits are accrued in the year in which the associated services are performed by the employees of the Group.

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it has demonstrably committed to either terminate the employment of current employees or to provide termination benefits, as a result of an offer made to encourage voluntary redundancy.

The Group recognizes liabilities relating to defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas. The Group’s net obligation in respect of defined benefit pension plans and post-retirement healthcare benefits are calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are immediately recognized in the Statement of Recognized Income and Expense.

The Group operates a number of defined contribution pension schemes in its principal locations. Pension costs for the defined contribution schemes are charged to the Income Statement when the related employee service is rendered.

Deferred income tax

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the Balance Sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary deductible differences or tax loss carry forwards can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Research and development

Research expenditure is expensed when incurred. Development expenditure is expensed when incurred unless it meets criteria for capitalization. Development costs are only capitalized once a business case has been demonstrated as to the technical feasibility and commercial viability. Capitalized development costs are amortized on a straight-line basis over their expected useful economic life.

Property, plant and equipment

Space segment assets

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction

Assets in course of construction relate to the Inmarsat-4 F3 satellite and BGAN services. These assets will be transferred to space segment assets and depreciated over the life of the satellites once they become operational and placed into service. No depreciation has been charged on these assets.

Other fixed assets

Other fixed assets are stated at historical cost less accumulated depreciation.

Depreciation

Depreciation is calculated to write off the historical cost less residual values, if any, of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Group selects its depreciation rates carefully and reviews them annually to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant tangible fixed assets are:

Space segment	5–15 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	50 years
Other fixed assets	3–5 years

Gains and losses on disposals of tangible and intangible assets

Gains and losses on disposals are determined by comparing net proceeds with the carrying amount. These are included in the Income Statement.

Gains and losses on termination of subsidiary undertakings

Gains and losses on termination of subsidiary undertakings are determined by comparing net proceeds with the carrying amount. These are included in the Income Statement.

Intangible assets

Intangible assets comprise goodwill, patents, trademarks, software, terminal development costs, spectrum rights and intellectual property. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed each financial year.

(a) Goodwill

Goodwill represents the excess of consideration paid on the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units (‘CGUs’) for the purpose of impairment testing.

(b) Patents and trademarks

Patents and trademarks are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives which are 7 and 20 years respectively.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

(c) Software development costs

Development costs directly relating to the development of new services are capitalized as intangible assets. Costs are capitalized once a business case has been demonstrated as to a technical feasibility and commercial viability. Such costs are amortized over the estimated sales life of the services.

(d) Terminal development costs

The Group capitalizes development costs associated with the development of user terminals. For R-BGAN and BGAN services terminal development costs are amortized using the straight-line method over their estimated useful lives which is between 5 and 10 years.

(e) Spectrum rights

Spectrum rights are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over a remaining useful life of 8.3 years.

(f) Intellectual property

Intellectual property is carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful life of 2.3 years.

Impairment of non-financial assets

Assets that are subject to amortization are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of fair value less costs to sell and value in use. Fair value less costs to sell is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

An impairment loss is recognized in the Income Statement whenever the carrying amount of an asset exceeds its recoverable amount. The carrying amount will only be increased where an impairment loss recognized in a previous period for an asset other than goodwill either no longer exists or has decreased, up to the amount that it would have been had the original impairment not occurred. Any impairment to goodwill recognized in a previous period will not be reversed.

For the purpose of conducting impairment reviews, cash generating units are identified as groups of assets, liabilities and associated goodwill that generate cashflows that are largely independent of other cashflow streams. The assets and liabilities include those directly involved in generating the cashflows and an appropriate proportion of corporate assets. For the purposes of impairment review space segment assets are treated as one cash generating unit.

Goodwill was tested for impairment at 31 December 2006, 2005 and 2004; no evidence of impairment was found.

Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases by the lessee. Rentals payable under operating leases are charged to the Income Statement on a straight-line basis over the term of the lease.

Interest and finance costs

Interest is recognized in the Income Statement using the effective yield method.

Transaction and arrangement costs of borrowings are capitalized as part of the carrying amount of the borrowings and amortized over the life of the debt.

The accretion of the discount on the principal on the Subordinated Preference Certificates and Senior Discount Notes is accounted for as an interest expense.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the average cost method.

Cash and cash equivalents

Cash and cash equivalents, measured at fair value, includes cash in hand, deposits held on call with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within borrowings as current liabilities on the Balance Sheet.

Short-term deposits

Includes deposits held on call with banks, and other short-term highly liquid investments with original maturity between three and 12 months, with highly rated counter parties.

Restricted cash

Restricted cash is primarily held in a charged account for capital expenditure in association with the Inmarsat-4 programme. Following the refinancing of the Senior Credit Facilities during 2005, no cash is restricted.

Provisions

Provisions, other than in respect of pension and post-retirement healthcare benefits, are recognized when the Group has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of the obligation can be estimated reliably. Provisions are not recognized unless the outflow of economic benefits to settle the obligation is more likely than not to occur.

Borrowings

Borrowings are initially recognized as proceeds received, net of transaction and arrangement costs incurred. Transaction and arrangement costs of borrowings and the difference between the proceeds and the redemption value are recognized in the Income Statement over the life of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the Balance Sheet date.

Borrowing costs for the construction of assets are not capitalized.

3.	Financial risk management

Financial risk factors

The Group’s operations and significant debt financing expose it to a variety of financial risks that include the effects of changes in debt market prices and foreign currency exchange rates, credit risks, liquidity risks and interest rates. The Group has in place a risk management programme that seeks to limit the adverse effects on the financial performance of the Group by using forward exchange contracts to limit exposure to foreign currency risk.

The Board of Directors of Inmarsat plc (ultimate parent company) has delegated to a sub-committee, the Treasury Review Committee, the responsibility for setting the risk management policies applied by the Group. The policies are implemented by the central treasury department that receives regular reports from all the operating companies to enable prompt identification of financial risks so that appropriate actions may be taken. The treasury department has a policy and procedures manual that sets out specific guidelines for managing foreign exchange risk, interest rate risk and credit risk by using financial instruments. See note 29.

(a) Market risk

(i) Foreign exchange risk

The functional currency of Inmarsat Holdings Limited is US dollars and the Group generates substantially all of its revenue in US dollars. The vast majority of capital expenditure is denominated in US dollars.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Financial risk management (Continued)

Approximately 60% of the Group’s operating costs are denominated in Sterling. This exposure therefore needs to be carefully managed to avoid variability in future cash flows and earnings caused by volatile foreign exchange rates. As a guide the Group’s Sterling operating cost base has been relatively constant at approximately £5.0m per month.

The foreign currency hedging policy of the Group is to economically hedge a minimum of 50% of anticipated Sterling denominated operating expenses for the next 12 months and up to a maximum of 100% for the next three years on a rolling basis.

As at 31 December 2006, it is estimated that a movement of the US dollar/Sterling exchange rate of 1% would have impacted the 2006 profit before tax by approximately US$1.3m.

(ii) Price risk

The Group is not exposed to significant equity securities price risk or commodity price risk.

(b) Interest rate risk

The Group has both interest bearing assets and interest bearing liabilities. The policy of the Group is to ensure certainty of the interest charge by fixing interest rates on 60 – 100% of forecast net debt for the next two years on a rolling basis. Both the Senior Notes and the Senior Discount Notes are at fixed rates.

During 2006, until expiry in December 2006, an interest rate swap for US$150m eliminated the variability of US$150m of the US$250m floating term loan under the Senior Credit Facility. The Group received three-month US dollar LIBOR on US$150m in exchange for a quarterly fixed rate payment at 3.21% on US$150m. The amount of debt that is floating is partially offset by surplus cash. At the end of the year 75% of total net debt is fixed.

As at 31 December 2006, on the basis of past net cash balances, it is estimated that a 1% movement in interest rates would have impacted 2006 profit before tax by approximately US$0.6m.

(c) Credit risk

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and cash equivalents, short-term deposits and trade receivables. All cash and cash equivalents and short-term deposits are deposited with high credit quality financial institutions.

For 2006, three distribution partners comprised approximately 84.7% of Group revenues. These same three customers comprised 85.9% of the trade debtor balance as at 31 December 2006.

(d) Liquidity risk

The Group maintains long-term revolving credit committed facilities of US$300m that are designed to ensure the Group has sufficient available funds for operations. None of these facilities had been drawn as at 31 December 2006.

4.	Critical accounting estimates and judgements in applying accounting policies

The preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The more significant estimates are discussed below:

(a) Estimated impairment of goodwill

The Group annually undertakes tests to determine whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2. The carrying amounts of goodwill and intangible assets are given in note 14.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Critical accounting estimates and judgements in applying accounting policies (Continued)

For the purpose of testing for impairment, goodwill is specifically allocated to CGUs and tested by comparing the carrying amount of the CGU with its value in use. The value in use calculation utilizes an estimate of the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. In 2005 the impairment test was based on the recoverable amounts of CGUs, determined based on fair value less costs to sell.

Two CGUs have been identified–these are ‘Mobile Satellite Services’ and ‘Other’. It has been determined that goodwill that arose on the acquisition of Inmarsat Ventures Limited represented goodwill of the Mobile Satellite Services CGU only. Therefore, goodwill has been tested for impairment on the Mobile Satellite Services CGU only.

Using the value in use as a measure, no impairment to the carrying value of goodwill was recognized. In the opinion of the Directors, there have been no changes in the business strategy that would result in the carrying value of goodwill exceeding its recoverable amount.

(b) Pension assumptions

The Group has applied a rate of return on assets of 7.32% p.a. which represents the expected return on asset holdings going forward.

5.	Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services.

‘Other’ in 2006 principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organizations.

In addition ‘Other’ in 2005 comprises the results of the subsidiaries, Invsat and Rydex, which were disposed of in the second half of 2005.

Primary reporting format—business segments

		2006
	Note	Mobile satellite communications services	Other	Unallocated	Total
		(US$ in millions)
Revenue		493.0	7.1	—	500.1

Segment result (operating profit)		175.1	(0.2)	—	174.9
Net interest charged to the Income Statement	9	—	—	(85.1)	(85.1)

Profit before income tax					89.8
Income tax credit	10				37.8

Profit for the year					127.6

Segment assets		1,937.8	—	42.8	1,980.6
Segment liabilities		(197.7)	—	(1,065.3)	(1,263.0)
Capital expenditure (incl. acquisitions)(a)		(82.8)	—	—	(82.8)
Depreciation		(138.4)	—	—	(138.4)
Amortization of intangible assets		(18.4)	—	—	(18.4)

(a)	Capital expenditure stated using accruals basis.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Segmental information (Continued)

		2005
	Note	Mobile satellite communications services	Other	Unallocated	Total
		(US$ in millions)
Revenue		474.2	16.9	—	491.1

Segment result (operating profit)		209.6	(0.2)	—	209.4
Net interest charged to the Income Statement	9	—	—	(114.1)	(114.1)

Profit before income tax					95.3
Income tax expense	10				(31.0)

Profit for the year					64.3

Segment assets		1,993.4	—	35.9	2,029.3
Segment liabilities		(246.7)	(0.3)	(1,099.5)	(1,346.5)
Capital expenditure(a)		(305.0)	—	—	(305.0)
Depreciation		(94.6)	(0.7)	—	(95.3)
Amortization of intangible assets		(11.2)	—	—	(11.2)

(a)	Capital expenditure stated using accruals basis.

		2004
	Note	Mobile satellite communications services	Other	Unallocated	Eliminations	Total
	(US$ in millions)
Revenue		461.0	19.7	—	—	480.7

Segment result (operating profit)		219.3	0.9	—	—	220.2
Net interest charged to the Income Statement	9	—	—	(195.3)	—	(195.3)

Profit before income tax						24.9
Income tax expense	10					(5.8)

Profit for the year						19.1

Segment assets		2,120.7	17.4	69.7	(8.5)	2,199.3
Segment liabilities		(239.2)	(8.4)	(1,953.7)	0.5	(2,200.8)
Capital expenditure(a)		(139.6)	(0.7)	—	—	(140.3)
Depreciation		(114.1)	(1.0)	—	—	(115.1)
Amortization of intangible assets		(9.0)	—	—	—	(9.0)

(a)	Capital expenditure stated using accruals basis.

Secondary reporting format—geographical segments

The Group mainly operates in the geographic areas as included in the table below. The home country of the Group is the United Kingdom with its head office and central operations located in London.

Revenues are allocated to countries based on the location of the distribution partner who receives the invoice for the services.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Segmental information (Continued)

Assets and capital expenditure are allocated based on the physical location of the assets.

	2006			2005			2004
	Revenue	Segment assets	Capital expenditure	Revenue	Segment assets	Capital expenditure	Revenue	Segment assets	Capital expenditure
	(US$ in millions)
Europe(a)	251.0	1,214.5	82.8	237.9	1,196.5	305.0	233.7	1,938.1	140.3
North America	155.5	—	—	154.1	—	—	151.0	—	—
Asia Pacific	86.2	—	—	85.6	—	—	76.3	—	—
Rest of the world	7.4	—	—	13.5	—	—	19.7	—	—
Unallocated(b)	—	766.1	—	—	832.8	—	—	261.2	—

	500.1	1,980.6	82.8	491.1	2,029.3	305.0	480.7	2,199.3	140.3

(a)	Segment assets include the Inmarsat-4 F3 satellite, which is currently held in storage.
(b)	Unallocated items relate to satellites which are in orbit.

6.	Profit before income tax

Costs are presented by the nature of the expense to the Group. Network and satellite operations costs comprise costs to third parties for network service contracts, operating lease rentals and services. A further breakdown of employee benefit costs is given in note 7 below.

Profit before income tax is stated after charging the following items:

		Year ended 31 December
	Note	2006	2005	2004
	(US$ in millions)
Depreciation of property, plant and equipment:
— Owned assets	13	138.4	95.3	115.1
Amortization of intangible assets	14	18.4	11.2	9.0
Operating lease rentals:
— Land and buildings		13.0	8.6	3.1
— Services equipment, fixtures and fittings		—	1.6	1.9
— Space segment		16.3	24.0	40.4
Auditors’ remuneration and expenses—audit services(a)		0.7	0.7	0.6
Auditors’ remuneration and expenses—non-audit services		0.3	0.5	0.1

(a)	In addition to the audit fees disclosed above, the Group’s pension plan incurred audit fees from the Group’s auditors of US$21,656 for the 2006 financial year (2005: US$14,656, 2004: US$18,230).

On 2 September 2005, the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. Invsat Limited provided integrated communications networks and systems using VSATs (transportable terminals that access broadband services provided over satellite systems operating in the C-band and Ku-band radio frequencies), principally to end-users in the oil and gas sector. The Group received US$7.8m in gross cash proceeds and reported a loss on disposal of US$3.0m.

On 17 October 2005, the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. Rydex Corporation Limited developed email and data communications software tailored for use in the maritime sector. The Group received US$2.6m in gross cash proceeds and reported a gain on disposal of tangible assets of US$1.9m.

On 30 November 2004, the Group entered into a sale and 25-year leaseback contract for the head office building at 99 City Road, London. The gross proceeds from the sale of the building were US$125.1m, which resulted in a gain on disposal of this asset of US$42.6m in the year ended 31 December 2004.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Employee benefit costs (including the Executive Directors)

		Year ended 31 December
	Note	2006	2005	2004
	(US$ in millions)
Wages and salaries		63.4	70.6	64.0
Social security costs		6.8	7.6	6.6
Share options charge (including employers’ national insurance contribution)	25	5.2	6.5	0.1
Equity-settled share-based payments—Share Incentive Plan		2.0	4.0	—
Defined contribution pension plan costs		2.9	2.9	2.6
Defined benefit pension plan costs(a)	27	4.3	3.7	3.5
Post-retirement healthcare plan costs(a)	27	0.8	1.2	1.1

		85.4	96.5	77.9
Restructuring	20	6.8	—	9.3

Total employee benefits costs		92.2	96.5	87.2

(a)	Defined benefit pension plan costs and post-retirement healthcare plan costs for 2006 reflect the service cost (see note 27). For 2005 and 2004 the above charges include US$1.0m and US$0.7m of financing costs which for 2006, together with foreign exchange losses, have been included within interest payable (note 9).

Employee numbers

The average monthly number of people (including the Executive Directors) employed during the year by category of employment:

	Year ended 31 December
	2006	2005	2004
	(US$ in millions)
Operations	124	125	138
Sales and marketing	81	112	114
Development and engineering	79	103	117
Administration	123	139	145

	407	479	514

The figures for 2006 include 53 employees in Indonesia who work on our handheld business and reflect a lower headcount in the Group following completion of a redundancy programme. The figures for 2005 include 75 employees of the previous subsidiaries Invsat and Rydex for part of the year.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Directors’ remuneration

Directors’ remuneration for Inmarsat plc (the parent company) was:

	Salaries/Fees			Bonus			Compensation for loss of office	Benefits			Total			Pension
	2006	2005	2004	2006	2005	2004	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(US$000)
Executive Directors
Michael Butler	472	456	380	323	354	298	—	9	9	9	804	819	687	19	19	15
Rick Medlock	467	436	91	326	256	213	—	9	19	7	802	711	311	19	19	4
(appointed 27 September 2004)
Andrew Sukawaty	674	570	356	684	673	387	—	32	32	21	1,390	1,275	764	80	70	33
Ramin Khadem	—	—	247	—	—	—	1,344	—	—	30	—	—	1,621	—	—	61
(resigned 30 July 2004)
Michael Storey	—	—	89	—	—	—	1,371	—	—	9	—	—	1,469	—	—	12
(resigned 5 March 2004)

	1,613	1,462	1,163	1,333	1,283	898	2,715	50	60	76	2,996	2,805	4,852	118	108	125

Non-Executive Directors
Sir Bryan Carsberg	80	42	—	—	—	—	—	—	—	—	80	42	—	—	—	—
(appointed 22 June 2005)
Stephen Davidson	86	44	—	—	—	—	—	—	—	—	86	44	—	—	—	—
(appointed 22 June 2005)
Admiral James Ellis Jr (ret)	156	84	—	—	—	—	—	—	—	—	156	84	—	—	—	—
(appointed 22 June 2005)
Kathleen Flaherty	49	—	—	—	—	—	—	—	—	—	49	—	—	—	—	—
(appointed 9 May 2006)
John Rennocks	143	114	—	—	—	—	—	—	—	—	143	114	—	—	—	—
(appointed 4 January 2005)

	2,127	1,746	1,163	1,333	1,283	898	2,715	50	60	76	3,510	3,089	4,852	118	108	125

Notes:
1.	£:US$ exchange rate used was 1:1.77 for 2006 (2005: 1:1.77, 2004: 1:1.49).
2.	The pension for Andrew Sukawaty includes an annual salary supplement in lieu of employer pension contribution.
3.	During the year to 31 December 2006, the fee for Admiral James Ellis Jr (Rtd) included a full year’s fee of US$75,764 as a Director of Inmarsat Inc, a wholly-owned subsidiary in the US (2005:from his date of appointment to 31 December 2005: US$42,054).
4.	From November 2004 until his appointment as a Director of Inmarsat plc, Admiral James Ellis Jr (ret) received remuneration and expenses as an advisor to the Board totalling approximately US$67,000.
5.	Upon the IPO, each of Sir Bryan Carsberg, Stephen Davidson and Admiral James Ellis Jr (ret) purchased ordinary shares in Inmarsat plc at a discount-to-market value equalling US$70,793 each and John Rennocks purchased ordinary shares at a discount-to-market value equalling US$132,729.
6.	Former Non-Executive Directors Richard Wilson (resigned 31 May 2005), Bjarne Aamodt (resigned 11 November 2005), David Preiss (resigned 31 May 2005) and Graham Wrigley (resigned 31 May 2005) were not paid any Directors’ fees for the years ended 31 December 2005 or 31 December 2004.

Two Directors (2005: two, 2004: two) are accruing benefits under the Group’s defined contribution pension plan. One Director is a member of the US 401k Plan (2005: one, 2004: one).

Key management

The Executive Directors of the Group are the key management of the business.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Net interest payable

	Year ended 31 December
	2006	2005	2004
	(US$ in millions)
Interest on Senior Notes and Senior Credit Facilities	38.1	59.2	80.0
Accretion of principal on Senior Discount Notes	35.8	32.4	3.2
Net premium on early settlement of Burses Ltd finance lease	6.2	—	—
Pension and post-retirement liability finance costs	5.8	—	—
Unwinding of discount on deferred satellite liabilities	3.7	3.1	2.6
Amortization of debt issue costs	3.2	8.2	7.3
Interest and facility fees payable on bank loans, overdrafts and finance leases	0.4	1.2	0.4
Other interest	0.2	—	—
Previous Senior Credit Facility deferred debt issue costs written off	—	19.9	—
Accretion of principal on Subordinated Preference Certificates	—	19.6	77.8
Deferred debt issue costs written off and redemption premium paid on repayment of 35% of the Senior Notes	—	18.8	—
Net unrealized currency revaluation loss on Subordinated Preference Certificates	—	—	28.0
Interest rate swap	—	1.4	—

Total interest payable and similar charges	93.4	163.8	199.3

Bank interest receivable and other interest	5.5	6.0	4.0
Interest rate swap	2.8	—	—
Realized gain on repayment of Subordinated Preference Certificates	—	39.3	—
Realized gain on amendment to interest rate swap	—	3.4	—
Senior Notes premium written-off	—	1.0	—

Total interest receivable and similar income	8.3	49.7	4.0

Net interest payable	85.1	114.1	195.3

10.	Income tax

Income tax credit/(expense) recognized in the Income Statement:

	Year ended 31 December
	2006	2005	2004
	(US$ in millions)
Current tax expense:
Current year	(5.3)	(1.5)	(7.4)
Adjustments in respect of prior periods	13.8	—	—

Total current tax credit/(expense)	8.5	(1.5)	(7.4)

Deferred tax expense:
Origination and reversal of temporary differences	(19.5)	(29.5)	1.3
Disposal of lease receivable(a)	58.1	—	—
Reassessment of likelihood of recovery of deferred tax assets	(9.3)	—	0.3

Total deferred tax credit/(expense)	29.3	(29.5)	1.6

Total income tax credit/(expense)	37.8	(31.0)	(5.8)

(a)	Stated net of the US$2.5m reversal of a deferred tax asset previously arising on the elimination of intercompany lease payables and receivables.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Income tax (Continued)

Reconciliation of effective tax rate:

	Year ended 31 December
	2006	2005	2004
	(US$ in millions)
Profit before tax	89.8	95.3	24.9

Income tax at 30%	(26.9)	(28.6)	(7.5)
Disposal of lease receivable	60.6	—	—
Adjustments in respect of prior periods	13.8	—	—
Reassessment of likelihood of recovery of deferred tax assets	(9.3)	—	0.3
Differences in overseas tax rates	0.2	—	—
Tax loss on sale of shares	—	0.2	4.7
Non-taxable accounting gain on sale of building	—	—	8.1
Other temporary differences and non-deductible expenses	(0.6)	(2.6)	(4.2)
Foreign exchange differences	—	—	(7.2)

Total income tax credit/(expense)	37.8	(31.0)	(5.8)

Foreign exchange differences arise on sterling denominated deferred tax liabilities of subsidiaries.

Tax (charged)/credited to equity:

	Year ended 31 December
	2006	2005	2004
	(US$ in millions)
Current tax credit on share options	5.1	—	—
Deferred tax (charge)/credit on share options	(3.8)	5.5	—
Deferred tax charge relating to gains on cash flow hedges	(2.0)	—	—
Deferred tax (charge)/credit on actuarial gains and losses from pension and post-retirement healthcare benefits	(1.7)	2.6	1.7

Total tax (charged)/credited to equity	(2.4)	8.1	1.7

11.	Net foreign exchange (gains)/losses

	Year ended 31 December
	2006	2005	2004
	(US$ in millions)
Pension and post-retirement liability(a)	4.8	—	—
Release of cumulative translation reserve	(6.6)	—	—
Unrealized exchange losses on Subordinated Preference Certificates	—	—	43.3
Realized gain on Subordinated Preference Certificates	—	(39.3)	(15.3)
Other operating costs	(1.6)	(3.6)	8.1

	(3.4)	(42.9)	36.1

(a)	The foreign exchange (gains) and losses in respect of the pension and post retirement liabilities for 2005 and 2004, amounting to US$3.2m and US$1.7m respectively, were included in other operating costs.

12.	Dividends

The dividends paid in 2006 to Inmarsat plc (parent company) were US$48.5m and US$49.8m for the 2006 interim dividend and the 2005 final dividend respectively.

A final dividend in respect of 2006 amounting to US$73.1 million declared by the Directors on 23 March 2007, to be paid on 25 May 2007 to Inmarsat plc. In accordance with IAS 37, these financial statements do not reflect this final dividend payable.

The dividends paid in 2005 and 2004 were US$24.7m and US$nil, respectively.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Property, plant and equipment

	Note	Freehold land and buildings	Services equipment, fixtures and fittings	Space segment	Assets in the course of construction	Total
		(US$ in millions)
Cost at 1 January 2004		89.5	72.1	337.0	724.2	1,222.8
Exchange differences		0.4	0.4	—	—	0.8
Additions		—	4.0	16.9	106.8	127.7
Disposals		(81.9)	—	—	—	(81.9)

Cost at 31 December 2004		8.0	76.5	353.9	831.0	1,269.4

Additions		—	2.1	—	271.9	274.0
Transfers		—	—	563.0	(563.0)	—
Disposals		(5.3)	(10.5)	—	—	(15.8)

Cost at 31 December 2005		2.7	68.1	916.9	539.9	1,527.6

Additions		—	6.0	48.8	6.4	61.2
Acquisitions	22	—	1.0	4.6	—	5.6
Disposals		—	—	365.2	(365.2)	—

Cost at 31 December 2006		2.7	75.1	1,335.5	181.1	1,594.4

Accumulated depreciation at 1 January 2004		(0.1)	(1.3)	(4.6)	—	(6.0)
Exchange differences		—	(0.4)	—	—	(0.4)
Charge for the year		(2.9)	(21.0)	(91.2)	—	(115.1)

Accumulated depreciation at 31 December 2004		(3.0)	(22.7)	(95.8)	—	(121.5)

Charge for the year		(0.1)	(21.8)	(73.4)	—	(95.3)
Disposals		0.4	7.9	—	—	8.3

Accumulated depreciation at 31 December 2005		(2.7)	(36.6)	(169.2)	—	(208.5)

Charge for the year		—	(10.8)	(127.6)	—	(138.4)

Accumulated depreciation at 31 December 2006		(2.7)	(47.4)	(296.8)	—	(346.9)

Net book amount at 31 December 2004		5.0	53.8	258.1	831.0	1,147.9

Net book amount at 31 December 2005		—	31.5	747.7	539.9	1,319.1

Net book amount at 31 December 2006		—	27.7	1,038.7	181.1	1,247.5

The satellite and space segment asset lives range from 10 to 15 years with the exception of R-BGAN assets which are five years. The first and second of the Inmarsat-4 satellites were placed in service during the years ended 31 December 2005 and 2006 respectively and are being depreciated over 15 years.

Freehold land and buildings are carried at cost less accumulated depreciation. Had the freehold land and buildings been revalued on a market basis, their carrying amount at 31 December 2006 would have been US$5.9m (2005: US$3.7m). The market valuation was determined by the Directors.

Included in the net book value of services equipment, fixtures and fittings at 31 December 2006 are rental assets of US$nil (2005: US$nil, 2004: US$2.2m) and assets acquired under finance leases of US$nil (2005: US$nil, 2004: US$0.1m).

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Intangible assets

	Note	Goodwill	Trademarks	Software	Patents	Terminal development costs	Spectrum rights	Intellectual property	Total
		(US$ in millions)
Cost at 1 January 2004		402.9	19.0	18.4	14.0	33.0	—	—	487.3
Additions		—	—	17.8	—	12.5	—	—	30.3

Cost at 31 December 2004		402.9	19.0	36.2	14.0	45.5	—	—	517.6

Additions		—	—	9.1	—	18.5	—	—	27.6

Cost at 31 December 2005		402.9	19.0	45.3	14.0	64.0	—	—	545.2

Additions		—	—	5.8	—	3.4	—	—	9.2
Acquistitions	22	3.3	—	—	—	—	2.7	0.7	6.7

Cost at 31 December 2006		406.2	19.0	51.1	14.0	67.4	2.7	0.7	561.1

Accumulated amortization at 1 January 2004		—	—	(0.1)	(0.1)	(0.3)	—	—	(0.5)
Charge for the year		—	(1.0)	(4.9)	(2.0)	(1.1)	—	—	(9.0)

Accumulated amortization at 31 December 2004		—	(1.0)	(5.0)	(2.1)	(1.4)	—	—	(9.5)

Charge for the year		—	(0.9)	(6.7)	(2.0)	(1.6)	—	—	(11.2)

Accumulated amortization at 31 December 2005		—	(1.9)	(11.7)	(4.1)	(3.0)	—	—	(20.7)

Charge for the year		—	(1.0)	(8.4)	(2.0)	(6.8)	(0.1)	(0.1)	(18.4)

Accumulated amortization at 31 December 2006		—	(2.9)	(20.1)	(6.1)	(9.8)	(0.1)	(0.1)	(39.1)

Net book amount at 31 December 2004		402.9	18.0	31.2	11.9	44.1	—	—	508.1

Net book amount at 31 December 2005		402.9	17.1	33.6	9.9	61.0	—	—	524.5

Net book amount at 31 December 2006		406.2	16.1	31.0	7.9	57.6	2.6	0.6	522.0

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

Patents and trademarks are being amortized on a straight-line basis over their estimated useful lives which are 7 and 20 years respectively.

The software capitalized mainly relates to the Group’s BGAN billing system and is being amortized on a straight-line basis over its estimated useful life of 5 to 7 years. All other software is amortized on a straight-line basis, over 3 years.

User terminal development costs directly relating to the development of the user terminals for the R-BGAN and BGAN services are capitalized as intangible fixed assets. R-BGAN costs are being amortized over the estimated sales life of the services which is five years. BGAN costs are being amortized, from 2005, over the estimated sales life of the services, which is 5 to 10 years.

Spectrum rights and intellectual property relate to the acquisition of ACeS as detailed at note 22 and are being amortized on a straight-line basis over the remaining useful lives of 8.3 years and 2.3 years respectively.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and for the purposes of the Cash Flow Statement also includes bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the Balance Sheet.

	As at 31 December
	2006	2005	2004
	(US$ in millions)
Cash at bank and in hand	1.5	1.6	13.7
Short-term deposits with original maturity of less than three months	41.3	33.7	107.0
Restricted cash	—	—	112.3

	42.8	35.3	233.0

For the purposes of the Cash Flow Statement, cash and cash equivalents include the following:

	As at 31 December
	2006	2005	2004
	(US$ in millions)
Cash and cash equivalents	42.8	35.3	233.0
Bank overdrafts (note 19)	(0.2)	(0.9)	(1.4)

	42.6	34.4	231.6

Restricted cash includes:

	As at 31 December
	2006	2005	2004
	(US$ in millions)
Amounts included within cash and cash equivalents	—	—	112.3
Amounts included within short-term deposits with a maturity greater than three months	—	—	51.1

	—	—	163.4

Under the terms of the previous Senior Credit Facility (repaid on 22 June 2005), certain funds were only available to be used in connection with capital expenditure under the Inmarsat-4 (I4) satellite programme (‘restricted cash’). In 2004, restricted cash was included with cash and cash equivalents (where it is held on maturity of less than three months) as it was available to the Group to enable it to meet its obligations under the I4 programme. Under the new Senior Credit Facility there is no restricted cash.

The Group has a US$300 million revolving credit facility that has no restrictions and is undrawn at 31 December 2006.

16.	Trade and other receivables

	As at 31 December
	2006	2005	2004
	(US$ in millions)
Trade receivables	127.9	123.2	136.2
Other receivables	13.8	10.7	9.5
Amounts due from parent undertakings	7.0	4.4	0.7
Other prepayments and accrued income	10.3	9.5	11.0

	159.0	147.8	157.4

The Directors consider the carrying value of trade and other receivables to be approximate to their fair value.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Inventories

	As at 31 December
	2006	2005	2004
	(US$ in millions)
Finished goods	0.8	0.3	0.6
Raw materials and consumables	—	—	0.6

	0.8	0.3	1.2

The Directors consider the carrying value of inventories to be approximate to their fair value.

18.	Trade and other payables

	As at 31 December
	2006	2005	2004
	(US$ in millions)
Current:
Trade payables	83.4	102.2	49.7
ACeS deferred consideration (see note 22)	2.9	—	—
Other taxation and social security payables	5.0	1.7	1.6
Other creditors	0.7	12.1	0.9
Amounts due to parent undertakings	6.3	0.2	2.5
Accruals and deferred income	53.5	53.8	59.2

	151.8	170.0	113.9

	As at 31 December
	2006	2005	2004
	(US$ in millions)
Non-current:
ACeS deferred consideration (see note 22)	6.7	—	—
Deferred trade payables	—	33.8	35.2

	6.7	33.8	35.2

The Directors consider the carrying value of trade and other payables to be approximate to their fair value.

19.	Borrowings

	Effective interest rate		As at 31 December
			2006	2005	2004
	%		(US$ in millions)
Current:
Bank overdrafts	7.3		0.2	0.9	1.4
Obligations under finance leases			—	—	0.1
Deferred satellite payments(a)	7.0	(a)	11.7	10.4	8.0
Current portion of long-term borrowings
— Previous Senior Credit Facility(b)(c)(d)(e)(f)(g)(h)			—	—	27.7

Total current borrowings			11.9	11.3	37.2

Non-current:
Deferred satellite payments(a)	7.0	(a)	48.9	42.2	32.3
Previous Senior Credit Facilities(b)(c)(d)(e)(f)(g)(h)			—	—	688.2
New Senior Credit Facility(i)	6.06	(i)	248.4	247.7	—
Senior Notes(j)	7.625	(j)	247.9	289.8	458.6
Premium on Senior Notes(j)			1.1	1.3	2.4
Senior Discount Notes(k)	10.375	(k)	359.4	323.5	291.3
— Accretion of discount on the principal			4.9	4.4	3.2
Subordinated Preference Certificates(l)			—	—	348.5

Total non-current borrowings			910.6	908.9	1,824.5

Total borrowings			922.5	920.2	1,861.7

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Borrowings (Continued)

(a)	Deferred satellite payments represent amounts payable to satellite manufacturers which become payable annually depending on the continued successful performance of the satellite. The gross amounts of deferred satellite payments has been discounted to net present value at 7%.
(b)	Inmarsat Investments Limited, a 100% owned subsidiary of Inmarsat Holdings Limited, entered into a credit agreement, dated 10 October 2003. The Senior Credit Facility provided for senior term loans in a maximum aggregate principal amount of US$975m. Facilities comprised one US$400m facility (‘Term Loan A’), two separate US$200m facilities (‘Term Loan B’ and ‘Term Loan C’), respectively, one US$100m Senior Capital Expenditure Facility and a multi-currency Working Capital Facility of US$75m. The Capital Expenditure and multi-currency Working Capital Facility were undrawn at 31 December 2004. The Senior Facility required a mandatory-repayment of 50% of the net proceeds of the sale and leaseback of 99 City Road. Accordingly US$62.5m was repaid in November 2004. The amounts drawn at 31 December 2004 were as follows: US$368.7m Term Loan A and US$184.4m under both Term Loan B and C. On 24 May 2005 Inmarsat Investments Limited signed a new US$550m credit agreement. The new Senior Credit Facility in combination with IPO proceeds was used to repay the previous Senior Credit Facility. See (i) below.
(c)	Prior to the cancellation of the previous Senior Credit Facilities, Term Loan A was to mature on 17 December 2009, the sixth anniversary of the date of the closing of the acquisition of Inmarsat Ventures Limited, being 17 December 2003, and was repayable in incremental instalments from 2.5% payable 18 months after the date of the closing of the acquisition, to 17.5% on the sixth anniversary after the closing of the acquisition. Term Loan A bore interest at LIBOR plus 2.5%, payable semi-annually. The margin on Term Loan A was subject to a margin ratchet depending on the Group achieving certain ratios of total borrowings to EBITDA, to a minimum margin of 2.125% per annum. See (b) above.
(d)	Prior to the cancellation of the previous Senior Credit Facilities, Term Loan B was to be repaid in two equal instalments. The first instalment on a date 180 days prior to the second instalment and the second instalment on the seventh anniversary of the date of the closing of the acquisition, being 17 December 2003. Term Loan B bore interest at LIBOR plus 3% and was payable semi-annually. See (b) above.
(e)	Prior to the cancellation of the previous Senior Credit Facilities, Term Loan C was to be repaid in two equal instalments. The first instalment on a date 180 days prior to the second instalment and the second instalment on the eighth anniversary of the date of the closing of the acquisition, being 17 December 2003. Term Loan C bore interest at LIBOR plus 3.5%, which was payable semi-annually. See (b) above.
(f)	The Capital Expenditure Facility was undrawn at 31 December 2004 and was cancelled on 24 May 2005.
(g)	The Working Capital Facility was undrawn at 31 December 2004 and was cancelled on 22 June 2005 when Facilities A, B and C were repaid in full with proceeds from the new facility. See (i) below.
(h)	Represents an average rate for the Term Loans A, B and C. Giving effect to existing hedging arrangements required under the Senior Credit Facility, the average interest rates applicable to Term Loans A, B and C at 31 December 2004 are 5.13%, 5.63% and 6.13% respectively.
(i)	On 24 May 2005, Inmarsat Investments Limited signed a new US$550m Senior Credit Facility led by Barclays Capital, ING Bank N.V. and the Royal Bank of Scotland plc. The facility is for general corporate purposes including the repayment of the previous Senior Credit Facility in note (b) above and was arranged in connection with the IPO in June 2005. The US$550m five-year Senior Credit Facility consists of a US$250m amortizing term loan and a US$300m revolving credit facility. The term loan and drawings under the revolving credit facility are initially priced at 120 basis points above LIBOR and thereafter tied to a leverage grid.
The US$300m revolving credit facility is undrawn at 31 December 2006. The new Senior Credit Facility, in combination with existing surplus cash and the proceeds of the IPO, was used to repay the previous Senior Credit Facility of US$728.0m, the outstanding balance of the Euro-denominated Subordinated Preference Certificates (€272.7m) and 35% repayment of the Senior Notes in note (j).
As at 31 December 2006 US$250m (2005: US$250m) was drawn down at 3 month USD LIBOR plus a margin of 0.7% (2005: 0.9%). Effective from 1 December 2006, Inmarsat received the consent of 100% of the lenders under the Senior Credit Facility to amend the term loan repayments due in 2007 (two equal instalments totaling US$50m) and 2008 (two equal instalments totaling US$50m) to reschedule them to the termination date in 2010. All other terms and conditions remained unchanged.
(j)	In February 2004 proceeds of the US$375m 7.625% Senior Notes were used to retire the bridge facility. The Senior Notes were issued by Inmarsat Finance plc, a subsidiary 99.9% owned by Inmarsat Group Limited, and 0.1% owned by Inmarsat Holdings Limited. The Senior Notes mature on 30 June 2012. Interest is payable semi-annually in February and August.
In May 2004 a further issue of Senior Notes for US$102.5m was completed bringing the total amount to US$477.5m. The proceeds of US$100m were used to redeem a portion of the Subordinated Preference Certificates.
In July 2005, the Group redeemed 35% of its Senior Notes, reducing the notes outstanding from US$477.5m to US$310.4m.
During 2006 Inmarsat Investments Limited purchased US43.6m (2005: US$10m) of the Senior Notes for US$45.6m (2005: US$10.5m). Inmarsat Investments Limited paid a premium of US$1.2m (2005: US$0.3m) and prepaid interest of US$0.8m (2005: US$0.2m) which was later received back from the trustee (Bank of New York). Taking into account the Group’s short-term cash surplus, the total payment of US$45.6m (2005: US$10.5m) results in an overall economic benefit to the Group when the premium paid is compared to future net interest charges discounted back to values at that date.
(k)

In November 2004 Inmarsat Finance II plc issued US$450m face value 10.375% Senior Discount Note at a price of 66.894% and thus received proceeds of US$301.0m. A portion of the net proceeds (US$291.0m) was used to redeem a portion of the Subordinated Preference Certificates discussed in (l) below. The Notes accrete semi-annually in May and November until November 2008; thereafter interest is cash paid semi-annually. The Notes Mature on 15 November 2012. Inmarsat Holdings Limited has fully and unconditionally guaranteed the Senior Discount Notes, which will mature on 15 November 2012. Inmarsat Finance II plc is 99.9% owned by Inmarsat Holdings Limited, and 0.1% owned by Inmarsat plc, which is the parent of Inmarsat Holdings Limited. Inmarsat Holdings Limited’s ability to obtain funds from its subsidiaries by dividend or loan is limited by the Senior Credit Facility and the indenture governing the Senior Notes and the Senior Discount Notes. The Senior Credit Facility contains negative covenants that, among other things, generally restrict or prohibit the indirect subsidiary Inmarsat Investments Limited and its subsidiaries from making any repayment of principal

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Borrowings (Continued)

under the indentures governing the Senior Notes and the Senior Discount Notes and from declaring or paying certain dividends or making certain other distributions to shareholders. In addition, the indentures governing the Senior Notes and the Senior Discount Notes contain convenants that, among other things, directly or indirectly restrict Inmarsat Holdings Limited’s ability to make certain payments, including dividends or other distributions, prepay or redeem subordinated debt or equity. Substantially all of the net assets of Inmarsat Holdings Limited’s unconsolidated and consolidated subsidiaries as of the end of 31 December 2006 are restricted net assets.

(l)	Inmarsat Holdings Limited issued Euro denominated Subordinated Preference Certificates with an aggregate nominal amount at the date of issue of US$27,632m (at a price of US$618.8m Euro equivalent) in December 2003. The principal accreted at a rate which equates to 13.5% and compounded annually on the anniversary of the issue. In May 2004 a repayment of US$100m was made from the net proceeds of the tack-on issue described in note (j) above. In December 2004 a further repayment of US$291m was made from the net proceeds of the Senior Discount Notes issued described in note (k) below. In June 2005 the Subordinated Preference Certificates were repaid in full using proceeds from the IPO. The principal amount outstanding was US$nil as at 31 December 2006 (2005: US$nil, 2004: US$273.6m).
Prior to repayment the Subordinated Preference Certificates were revalued at 31 December 2004 to US$348.5m creating a non-cash exchange loss of US$43.3m. In addition, a foreign exchange gain of US$15.3m was recognized in 2004 from partial redemption of the Subordinated Preference Certificates. A foreign exchange gain of US$39.3m was recognized from the full redemption of outstanding Subordinated Preference Certificates on 22 June 2005. Both the interest and the exchange gain or loss in the periods were expensed through interest.
Inmarsat Holdings Limited loaned to Inmarsat Group Limited (which, in turn loaned to Inmarsat Investments Limited) the aggregate proceeds of the Subordinated Preference Certificates via a subordinated parent company loan. The loan has no fixed maturity and may be repaid at any time at each borrower’s option. Interest on the subordinated parent company loan accrued at a rate of 5.62% per annum in 2006 (2005: 5.35% per annum, 2004: 13.5% per annum).

These balances are shown net of unamortized deferred finance costs, which have been allocated as follows:

	At 31 December 2006			At 31 December 2005
	Principal amount	Deferred finance cost	Net balance	Principal amount	Deferred finance cost	Net balance
	(US$ in millions)
New Senior Credit Facility	250.0	(1.6)	248.4	250.0	(2.3)	247.7
Senior Discount Notes, 10.375%	367.6	(8.2)	359.4	332.2	(8.7)	323.5
— Accretion of discount on the principal	4.9	—	4.9	4.4	—	4.4
Senior Notes	256.8	(8.9)	247.9	300.4	(10.6)	289.8
Premium on Senior Notes	1.1	—	1.1	1.3	—	1.3
Deferred satellite payments	60.6	—	60.6	52.6	—	52.6
Bank overdrafts	0.2	—	0.2	0.9	—	0.9

Total loans and borrowings	941.2	(18.7)	922.5	941.8	(21.6)	920.2

	At 31 December 2004
	Principal amount	Deferred finance cost	Net balance
	(US$ in millions)
Previous Senior Credit Facility	737.6	(21.7)	715.9
Senior Discount Notes, 10.375%	301.0	(9.7)	291.3
— Accretion of discount on the principal	3.2	—	3.2
Senior Notes	477.5	(18.9)	458.6
Premium on Senior Notes	2.4	—	2.4
Subordinated Preference Certificates	348.5	—	348.5
Deferred satellite payments	40.3	—	40.3
Obligations under finance leases	0.1	—	0.1
Bank overdrafts	1.4	—	1.4

Total loans and borrowings	1,912.0	(50.3)	1,861.7

The maturity of non-current borrowings is as follows:

	As at 31 December
	2006	2005	2004
	(US$ in millions)
Between one and two years	7.4	56.6	54.6
Between two and five years	262.1	212.2	288.0
After five years	641.1	640.1	1,481.9

	910.6	908.9	1,824.5

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Borrowings (Continued)

The borrowings of the Group are mostly at fixed rates. Both Notes which mature in 2012 are at fixed rates. The US$250m floating draw-down under the Senior Credit Facility was partially fixed by a US$150m interest rate swap which expired in December 2006.

The Group has a US$300m revolving credit facility that has no restrictions and is undrawn at 31 December 2006.

The Directors consider the carrying value of borrowings, other than the Senior Notes and Senior Discount Notes, to be approximate to their fair value.

The effective interest rates at the Balance Sheet dates were as follows:

	As at 31 December
Effective interest rate %	2006	2005	2004
Bank overdrafts	7.3	5.0	5.0
Senior Discount Notes	10.375	10.375	10.375
Senior Notes	7.625	7.625	7.625
New Senior Credit Facility	6.06	4.62	—
Deferred satellite payments	7.0	7.0	7.0
Previous Senior Credit Facility	—	—	5.5
Subordinated Preference Certificates	—	—	13.5

20.	Provisions

Restructuring provision
(US$ in millions)
Current:
As at 1 January 2004	—
Charged in respect of current year	9.3
Utilized in current year	(8.2)

As at 31 December 2004	1.1

Charged in respect of current year	—
Utilized in current year	(0.7)

As at 31 December 2005	0.4

Charged in respect of current year	6.8
Utilized in current year	(5.6)

As at 31 December 2006	1.6

In January 2006 the Group announced its intention to restructure the organization to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan involved a redundancy programme. The amount charged for the year ended 31 December 2006 was US$6.8m, of which US$5.6m was utilized during the year. The redundancy provision that remains unpaid in respect of this restructuring as at 31 December 2006 is US$1.2m. Management expects the balance of the restructuring provision to be utilized during 2007.

In April 2004, management conducted a review of business operations which led to a reduction in headcount of 64 across several of the Group’s business activities. The amount charged and utilized for the year ended 31 December 2006 was US$nil and US$nil respectively (2005: US$nil and US$0.7m respectively, 2004: US$9.3m and US$8.2m respectively). The redundancy provision that remains unpaid in respect of this restructuring as at 31 December 2006 is US$0.4m (2005: US$0.4m, 2004: US$1.1m).

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Provisions (Continued)

	Post retirement healthcare benefits	Pension	Other	Total
	(US$ in millions)
Non-Current:
As at 1 January 2004	10.1	9.7	0.8	20.6
Charged to Income Statement in respect of current year	1.8	4.5	—	6.3
Charged directly to Statement of Recognized Income and Expense in respect of current year	1.6	4.1	—	5.7
Utilized in current year	(0.2)	(2.5)	(0.4)	(3.1)

As at 31 December 2004	13.3	15.8	0.4	29.5

(Credited)/charged to Income Statement in respect of current year	(0.3)	2.0	—	1.7
Charged directly to Statement of Recognized Income and Expense in respect of current year	5.7	3.0	—	8.7
Utilized in current year	(0.2)	(2.1)	—	(2.3)

As at 31 December 2005	18.5	18.7	0.4	37.6

Charged to Income Statement in respect of current year	4.4	6.5	—	10.9
Credited directly to Statement of Recognized Income and Expense in respect of current year	(0.7)	(4.5)	—	(5.2)
Utilized in current year	(0.2)	(5.5)	—	(5.7)

As at 31 December 2006	22.0	15.2	0.4	37.6

During 2006 the Group made an additional cash contribution of US$3.5m (2005: US$nil, 2004: US$nil) to reduce the pension deficit.

Other provisions in 2006, 2005 and 2004 relate to an onerous lease provision on premises located in Washington which is expected to be utilized by 2008.

21.	Current and deferred income tax assets and liabilities

The current income tax liability of US$8.4m (2005: US$23.0m, 2004: US$23.3m) represents the income tax payable in respect of current and prior periods less amounts paid.

Recognized deferred income tax assets and liabilities

The movements in deferred income tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the year are shown below.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

	As at 31 December 2006			As at 31 December 2005
	Assets	Liabilities	Net	Assets	Liabilities	Net
	(US$ in millions)
Property plant and equipment and intangible assets	(18.1)	165.6	147.5	—	177.2	177.2
Other	(2.7)	3.2	0.5	—	(1.2)	(1.2)
Pension asset	(10.9)	—	(10.9)	(11.2)	—	(11.2)
Share options	(2.7)	—	(2.7)	(7.2)	—	(7.2)

Net deferred income tax liabilities	(34.4)	168.8	134.4	(18.4)	176.0	157.6

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	Current and deferred income tax assets and liabilities (Continued)

	As at 31 December 2004
	Assets	Liabilities	Net
	(US$ in millions)
Property plant and equipment and intangible assets	(87.0)	243.6	156.6
Other	(1.3)	—	(1.3)
Operating loss and credit carry forwards	(10.4)	—	(10.4)
Pension asset	(8.8)	—	(8.8)

Net deferred income tax liabilities	(107.5)	243.6	136.1

Movement in temporary differences during the year:

	As at 1 January 2006	Fair value asset arising from ACeS collaboration	Recognized in income	Recognized in equity	As at 31 December 2006
	(US$ in millions)
Property plant and equipment and intangible assets	177.2	(1.4)	(28.3)	—	147.5
Other	(1.2)	—	(0.3)	2.0	0.5
Pension asset	(11.2)	—	(1.4)	1.7	(10.9)
Share options	(7.2)	—	0.7	3.8	(2.7)

Total	157.6	(1.4)	(29.3)	7.5	134.4

	As at 1 January 2005	Recognized in income	Recognized in equity	As at 31 December 2005
	(US$ in millions)
Property plant and equipment and intangible assets	156.6	20.6	—	177.2
Other	(1.3)	0.1	—	(1.2)
Operating loss and credit carry forwards	(10.4)	10.4	—	—
Pension asset	(8.8)	0.2	(2.6)	(11.2)
Share options	—	(1.8)	(5.4)	(7.2)

Total	136.1	29.5	(8.0)	157.6

	As at 1 January 2004	Recognized in income	Recognized in equity	As at 31 December 2004
	(US$ in millions)
Property plant and equipment and intangible assets	146.3	10.3	—	156.6
Other	(0.9)	(0.4)	—	(1.3)
Operating loss and credit carry forwards	—	(10.4)	—	(10.4)
Pension asset	(6.0)	(1.1)	(1.7)	(8.8)

Total	139.4	(1.6)	(1.7)	136.1

22.	Acquisitions

On 4 September 2006 Inmarsat and ACeS International Limited (‘ACeS’) announced the signing and completion of collaboration arrangements to offer low-cost handheld and fixed voice services, initially in the Asian market with extended coverage expected subsequently using the Inmarsat-4 satellites. Under the collaboration arrangements, Inmarsat will assume responsibility for ACeS satellite and network operations, wholesale service provision and product and service development. ACeS will focus on distribution of MSS products in the Asian land and maritime markets and has become a distributor of Inmarsat’s BGAN services.

As a result of these arrangements, Inmarsat took over the daily active base of approximately 10,000 terminals operated by ACeS, and 53 employees located at ACeS’ operational centre in Batam, Indonesia. Although ownership of the associated assets did not change, Inmarsat has acquired operating control of the assets, and of the process applied to them, and will utilize these to generate revenue. Inmarsat will pay ACeS a

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Acquisitions (Continued)

total of US$15.0m over four years, of which an initial payment of US$4.0m was made on completion and a second payment of US$1.5m was made on 30 January 2007. The arrangements taken together constitute a business combination under IFRS 3, ‘Business Combinations’, and the transaction will be accounted for as an acquisition using the purchase method of accounting.

An independent valuer, Duff & Phelps Limited, assisted management in its determination of the fair value of the acquired assets. Management allocated the consideration paid to the acquired assets as follows:

	Book value	Fair value adjustments	Fair value
	(US$ in millions)
Net assets acquired:
Space segment assets(a)	5.4	(0.8)	4.6
Terrestrial assets(b)	3.2	(2.2)	1.0

Tangible assets	8.6	(3.0)	5.6

Spectrum rights(c)	—	2.7	2.7
Intellectual property(d)	—	0.7	0.7

Intangible assets	—	3.4	3.4

Deferred tax(e)	—	1.4	1.4

Total identifiable assets	8.6	1.8	10.4

Goodwill(f)			3.3

Total consideration			13.7

Satisfied by:
Discounted value of cash consideration(g)			13.4
Directly attributable costs			0.3

			13.7

(a)	Space segment assets will be depreciated over the remaining useful life of 8.3 years.
(b)	Terrestrial assets represent the value placed on non-satellite tangible assets and will be depreciated over the remaining useful life of 2.3 years.
(c)	Spectrum rights represent the value placed on utilized spectrum rights at the date of the transaction and will be amortized over a remaining useful life of 8.3 years.
(d)	Intellectual property represents the value placed on the royalty free use of existing technology and will be amortized over the remaining useful life of 2.3 years.
(e)	Represents deferred tax asset arising as a result of the fair value adjustments.
(f)	Goodwill comprises the difference between the purchase consideration and the fair value of the net assets acquired.
(g)	The consideration of US$15m, payable over four years, has been discounted using a discount rate of 7%, being the estimated average cost of debt to fund such a transaction.

The amount of the acquiree’s profit or loss since the date of the acquisition included in the Group’s Income Statement is deemed to be immaterial for reporting purposes.

Management consider that, had the acquisition been effected at the beginning of the period, both revenue and profit or loss attributable to the acquiree would have been immaterial for reporting purposes.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Cash generated from operations

Reconciliation of operating profit to net cash inflow from operating activities.

	Year ended 31 December
	2006	2005	2004
	(US$ in millions)
Profit for the year	127.6	64.3	19.1
Adjustments for:
Depreciation and amortization	156.8	106.5	124.1
Income taxes	(37.8)	31.0	5.8
Interest payable	93.4	163.8	166.1
Interest receivable	(8.3)	(10.6)	(4.0)
Gain on disposal of property	—	—	(42.6)
Loss on termination of subsidiary undertakings	—	1.1	—
Exchange losses on Subordinated Preference Certificates	—	(39.1)	33.2
Non-cash employee benefit charges	5.2	6.5	1.9
Forward exchange contracts	(2.9)	1.4	—
Changes in net working capital:
(Increase)/decrease in trade and other receivables	(5.7)	2.9	(20.1)
(Increase)/decrease in inventories	(0.5)	0.3	(0.6)
Decrease in trade and other payables	(13.8)	(21.2)	(9.0)
Increase/(decrease) in provisions	0.5	(4.4)	2.9

Cash generated from operations	314.5	302.5	276.8

24.	Share capital

	As at 31 December
	2006	2005	2004
	(US$ in millions)
Authorized:
1,539,000 A ordinary shares of €0.01 each	—	—	—
30,000,000 B ordinary shares of €0.01 each	—	—	0.4
630,780,000 ordinary shares of €0.0005 each	0.4	0.4	—

	0.4	0.4	0.4

Allotted, issued and fully paid:
1,539,000 A ordinary shares of €0.01 each	—	—	—
25,461,000 B ordinary shares of €0.01 each	—	—	0.3
610,879,483 ordinary shares of €0.0005 each	0.4	0.4	—

	0.4	0.4	0.3

The issued A and B ordinary shares of €0.01 and each authorized but unissued A and B ordinary share of €0.01 were sub-divided into 20 ordinary shares of €0.0005 each with effect from the IPO on 22 June 2005.

Inmarsat Holdings Limited issued and had outstanding 610,879,483 of ordinary shares of €0.0005 each, for a cash consideration of US$312.0m (US$311.6m share premium) with effect from the IPO on 22 June 2005.

25.	Employee share options

In November 2004, Inmarsat plc (the ultimate parent company) adopted the Staff Value Participation Plan (2004 Plan). 219,020 A ordinary shares were granted under the 2004 Plan to eligible Directors or employees of the Group. As part of the IPO, the A ordinary shares were converted following a 1 for 20 share split into ordinary shares. Options under the 2004 Plan vested as follows: (i) 25% granted and held by optionholders vested and became exercisable in July 2005; (ii) 37.5% of the options granted under the 2004 Plan and held by optionholders vested and became exercisable in March 2006; and (iii) all remaining options granted under the 2004 Plan and held by optionholders vested and became exercisable from 1 December 2006. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1 for each tranche of options exercised. The options expire 10 years from the date of grant.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Employee share options (Continued)

A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. This was made on equivalent terms to the initial grant in November 2004.

A third grant of options over 1,175,240 ordinary shares of €0.0005 each was approved in May 2005 under the 2004 Plan and granted to employees in June 2005. This was made on equivalent terms to the initial grant in November 2004.

Following the exercise of options granted under the 2004 Plan, shares are transferred to the optionholders from the Inmarsat Employees’ Share Ownership Plan Trust (resident in Guernsey). No new shares have been issued to satisfy the exercise of these options.

A summary of share option activity for the 2004 plan as at 31 December 2006 is as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price per Option
Balance at 1 January 2004	—	—	—
Shares reserved	280,800	—	—
Granted	(219,020)	219,020	—
Forfeited	300	(300)	—

Balance at 31 December 2004	62,080	218,720	—

Granted (January 2005)	(7,140)	7,140	—
Forfeited	2,300	(2,300)	—

Balance pre share split	57,240	223,560	—

Share split (20:1) 22 June 2005	1,144,800	4,471,200	—
Shares issued on IPO	51	—	—
Granted	(1,175,240)	1,175,240	—
Forfeited	72,275	(72,275)	—
Exercised	—	(1,233,270)	£3.28

Balance at 31 December 2005	41,886	4,340,895	£3.28

Granted re Share Incentive Plan (7 April 2006)	(57,872)	—	—
Forfeited	75,052	(75,052)	—
Exercised	—	(3,517,548)	£3.71
Exercised re International Sharesave Scheme	(699)	—	—

Balance at 31 December 2006	58,367	748,295	£3.60

Exercisable at 31 December 2006	—	748,295	—

Exercise Price per tranche	—	€1.00	—

The weighted average of the remaining contractual life for the 2004 plan as at 31 December 2006 is 8.0 years.

In line with IFRS2, Share-Based Payment, the Group recognized US$5.2m in share compensation costs for the year ended 31 December 2006 (2005: US$6.5m, 2004: US$0.1m). Total share-based compensation costs are recognized over the vesting period of the options ranging from one to four years.

Prior to Inmarsat plc (the ultimate parent company) being publicly quoted, the exercise price of the options under the A ordinary shares issued in the 2004 Plan of Inmarsat plc was de minimis in nature, accordingly the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant. This fair value of US$12.50 per share (before any adjustment for the share split in June 2005) was calculated using a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the Directors using the independent analysis which had been prepared.

For the options granted under the 2004 Plan in June 2005 (before share split), the fair value was estimated by the Directors to be US$30.00 per share. The US$30.00 was calculated using a similar methodology as the

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Employee share options (Continued)

Directors of Inmarsat plc continued to believe that the ‘discounted trading multiple’ approach was the most appropriate.

Inmarsat plc also operates a Bonus Share Plan (‘BSP’) and awards were granted on 31 May 2005 with the shares allocated after the announcement of the 2005 financial results in March 2006. There was an additional grant under this scheme in September 2005 with the same conditions as the original grant. These awards were made in the form of a conditional allocation of shares. The performance conditions attached to the annual bonus plan are non-market based performance conditions.

The awards vest in three equal tranches following the announcement of the final results for each of the years ended 31 December 2006, 2007 and 2008, subject to continued employment. Dividends will accrue during this period and be added as additional shares upon vesting. The rules of the BSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only.

As the BSP provides free share awards with no market based performance condition attached, and which carry an entitlement to dividends paid in cash or shares during the vesting period, the fair value of the awards is the value of the grant. This is due to the fact that regardless of the market price at the time the award or shares is made, the total value of shares to be awarded will not change.

In addition to the BSP, Inmarsat plc also operates a Performance Share Plan (‘PSP’) where awards were granted on 31 May 2005 in the form of a conditional allocation of shares. The number of shares subject to the award was determined by reference to the price at which the shares were offered for sale upon the listing of Inmarsat plc on the London Stock Exchange in June 2005 of £2.45 per share. Participants are entitled to receive the value of any dividends that are paid during the vesting period in the form of cash or additional shares. There was an additional grant in September 2005 with the same requirements except the reference price in determining the number of shares was £3.24 (market value of shares on the date of grant).

The PSP shares will not normally be transferred to participants until the third anniversary of the award date. The transfer of shares is dependent upon the performance condition being satisfied over the three consecutive financial years starting in the financial year the award date falls which was 2005. The rules of the PSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only at the end of the three year period unless a participant leaves and is entitled under the Rules to receive a proportionate award and the performance condition has been met.

The performance condition is based on the Group’s Total Shareholder Return (‘TSR’) relative to constituents of the FTSE 350 index (excluding investment trusts) and a non-market based condition, based on EBITDA measured over a three-year period. The vesting schedule for PSP awards is structured so that the shape of the vesting schedule is determined by both TSR and EBITDA performance. The market based performance condition has been incorporated into the valuation. The fair value of the allocation and the assumptions used in the calculation are as follows:

	Performance Share Plan
Grant date	31 May 2005	29 September 2005
Grant price	£1.96	£3.24
Exercise price	nil	nil
Bad leaver rate	0%	0%
Vesting period	3 years	3 years
Expected correlation between any pair of shares in PSP comparator group	12%	10%
Volatility	36%	34%
Fair value per share option	£1.34	£2.20

Both the BSP and PSP share awards expire 10 years after date of grant. The weighted average of the remaining contractual life for both the BSP and PSP share awards at 31 December 2006 is 8.4 years.

Inmarsat plc also operates a UK Sharesave Scheme for which the first invitation was made in June 2005. The Sharesave Scheme is an HM Revenue & Customs approved scheme open to all UK PAYE-paying permanent

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Employee share options (Continued)

employees. The maximum that can be saved each month by an employee is £250. Savings over the period plus interest may be used to acquire shares at the end of the savings contract. The options have been granted with an option price of £2.24 per ordinary share (a 20% discount to market value of the shares on the invitation date (23 June 2005)). The Scheme operates with a three year savings contract. Options are exercisable for a period of up to six months following the end of the three year savings contract and under certain circumstances if an employee leaves the Group. No dividends are accumulated on options during the vesting period.

Inmarsat plc also operates an International Sharesave Scheme which mirrors the operation of the UK Sharesave Scheme as closely as possible. However, instead of receiving a share option, participants receive the spread between the share price at the end of the vesting period and the exercise price, delivered (at Inmarsat plc’s discretion) in cash or shares. It is Inmarsat plc’s intention to satisfy the awards using shares only.

Options under the UK and International Sharesave Schemes expire after a maximum of 3.5 years following the initial savings payment having been made. The weighted average of the remaining contractual life for the UK and International Sharesave Schemes at 31 December 2006 is 2.1 and 2.3 years respectively.

Options under both the UK and International Sharesave Schemes have been valued using the Black Scholes model with the following assumptions:

	Sharesave Scheme (UK)	Sharesave Scheme (International)
Grant date	21 July 2005	19 October 2005
Market price date of Grant	£3.14	£2.80
Exercise price	£2.24	£2.24
Bad leaver rate	5%pa	5%pa
Vesting period	3 years	3 years
Volatility	35%	34%
Dividend yield assumption	3.6%	2.8%
Risk free interest rate	4.25%	4.25%
Fair value per option	£1.10	£0.90

The historic volatility is based on the constituents of the FTSE 350 Telecoms Service Index, which was measured over three years to each of the grant dates. The volatility assumption used for each of the awards is based on median volatility for the constituents of the sector.

An award under the UK Share Incentive Plan (‘SIP’) was made on 7 April 2006. The SIP is an HM Revenue & Customs approved plan open to all UK permanent employees and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, Inmarsat plc can award “Free Shares” (up to a maximum value of £3,000) to employees. Employees can also acquire ‘Partnership Shares’ from their salary up to a maximum of £1,500 per annum and Inmarsat plc will match this with up to two free ‘Matching Shares’ per ‘Partnership Share’ (equivalent to a maximum value of £3,000 per annum). The market value per ordinary share at the date of the award was £3.773.

Arrangements were put in place for eligible overseas employees to replicate the SIP as closely as possible. Additional arrangements have also been put in place for employees to acquire shares over the capped amounts under the approved SIP. Under both these arrangements, in aggregate 57,872 ordinary shares of €0.0005 each were awarded to these employees from the Inmarsat Employees’ Share Ownership Plan Trust on 7 April 2006. The same market value per ordinary share was used as for the SIP.

A second award under the SIP has been approved by the Remuneration Committee and the Board and will be made in April 2007 to staff employed both on 31 December 2006 and 31 March 2006.

No Executive Director or member of the Executive Management Board applied to participate in the SIP or equivalent overseas arrangements.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Employee share options (Continued)

A summary of share awards and option activity as at 31 December 2006 is as follows (excluding the SVPP 2004 which is noted above):

Share Awards and options outstanding	Share Incentive Plan (UK)	Share Incentive Plan (International and Unapproved)	Bonus Share Plan	Performance Share Plan	Sharesave Scheme (UK)	Sharesave Scheme (International)	Total
Balance at 31 December 2004	—	—	—	—	—	—	—

Granted	—	—	—	807,869	844,468	111,798	1,764,135

Balance at 31 December 2005	—	—	—	807,869	844,468	111,798	1,764,135

Granted/Allocated	460,312	57,872	215,542	—	—	—	733,726
Lapsed	—	—	—	—	(77,534)	(11,988)	(89,522)
Exercised	—	—	—	—	(19,392)	(699)	(20,091)
Transferred/Sold	(53,085)	(9,199)	—	—	—	—	(62,284)

Balance at 31 December 2006	407,227	48,673	215,542	807,869	747,542	99,111	2,325,964

Exercisable at 31 December 2006	—	—	—	—	—	—	—

Exercise Price per share	n/a	n/a	nil	nil	£2.24	£2.24	nil

26.	Reserves

Reconciliation of Movements in Shareholders’ Equity

	Ordinary share capital	Share premium account	Other reserves	(Accumulated losses)/retained earnings	Total
	(US$ in millions)
Balance at 1 January 2004	0.3	34.2	—	(59.2)	(24.7)

Profit for the year	—	—	—	19.1	19.1
Share option charge	—	—	0.1	—	0.1
Movement in cumulative translation reserve	—	—	8.0	—	8.0
Actuarial losses from pension and post-retirement healthcare benefits	—	—	—	(5.7)	(5.7)
Tax credited directly to equity	—	—	—	1.7	1.7

Balance at 31 December 2004	0.3	34.2	8.1	(44.1)	(1.5)

Adoption of IAS 39 (note 29):
Fair value gains—cash flow hedges	—	—	14.0	—	14.0

Balance at 1 January 2005 (as restated)	0.3	34.2	22.1	(44.1)	12.5

Issue of share capital	0.1	311.9	—	—	312.0
Profit for the year	—	—	—	64.3	64.3
Dividends payable	—	—	—	(24.7)	(24.7)
Share option charge	—	—	3.7	—	3.7
Movement in cumulative translation reserve	—	—	(0.8)	—	(0.8)
Fair value (losses)—cash flow hedges	—	—	(13.6)	—	(13.6)
Capital contribution from Inmarsat plc	—	—	330.0	—	330.0
Actuarial losses from pension and post-retirement healthcare benefits	—	—	—	(8.7)	(8.7)
Tax credited directly to equity	—	—	—	8.1	8.1

Balance at 31 December 2005	0.4	346.1	341.4	(5.1)	682.8

Profit for the year	—	—	—	127.6	127.6
Dividends payable	—	—	—	(98.2)	(98.2)
Share option charge	—	—	3.0	—	3.0
Movement in cumulative translation reserve	—	—	(6.6)	—	(6.6)
Fair value gains—cash flow hedges	—	—	6.2	—	6.2
Actuarial gains from pension and post-retirement healthcare benefits	—	—	—	5.2	5.2
Tax charged directly to equity	—	—	(2.0)	(0.4)	(2.4)

Balance at 31 December 2006	0.4	346.1	342.0	29.1	717.6

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.	Reserves (Continued)

The Company received a capital contribution from Inmarsat plc (the ultimate parent company) in the form of an intercompany loan of US$330.0m on 22 June 2005 following Inmarsat plc listing on the London Stock Exchange. Repayment of the loan was waived by Inmarsat plc also on 22 June 2005.

27.	Pension arrangements and post-retirement healthcare benefits

The Group provides both pension fund arrangements and post-retirement medical benefits for its employees.

The Group operates pension schemes in each of its principal locations. The UK scheme has two plans: a defined benefit scheme, which is closed to new employees, and a defined contribution plan. The defined benefit scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$6.5m was charged in the Income Statement in the year ended 31 December 2006 in respect of the defined benefit scheme (2005: US$2.0m, 2004: US$4.5m).

The defined benefit plan was valued using the projected unit credit method with the formal valuation undertaken by professionally qualified and independent actuaries, Watson Wyatt Limited, as at 31 December 2005. The actuarial valuation of the assets of the scheme at that date, net of liabilities, was US$8.9m. The results of the valuation have been updated by Watson Wyatt Limited for any material transactions and material changes in circumstances (including changes in market prices and interest rates) up to 31 December 2006. The results of this updated valuation as at 31 December 2006, for the purposes of the additional disclosures required by IAS 19, are set out below.

The post-retirement healthcare benefits are the provision of healthcare to retired employees (and their dependants) who were employed before 1 January 1998. Employees who have 10 years of service at the age of 58 and retire are eligible to participate in the post-retirement healthcare benefit plans. The plan is self-funded and there are no plan assets from which the costs are paid. The cost of providing retiree healthcare is actuarially determined and accrued over the service period of the active employee group. Membership of this plan is multi-national, although most staff are currently employed in the United Kingdom.

The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 4.0% per annum in excess of the rate of general price inflation of 3.10% (2005: 4.0% in excess of 2.85%, 2004: 3.0% in excess of 2.75%). The discount rate used in determining the accumulated post-retirement benefit obligation was 5.10% at 31 December 2006 (2005: 4.75%, 2004: 5.3%).

The principal actuarial assumptions used to calculate pension and post-retirement healthcare benefits liabilities under IAS 19 are:

	As at 31 December
	2006	2005	2004
Discount rate	5.10%	4.75%	5.30%
Expected return on plan assets	7.32%	7.31%	7.47%
Future salary increases	5.10%	4.85%	4.75%
Medical cost trend rate	7.10%	6.85%	5.75%
Future pension increases	3.10%	2.85%	2.75%

The mortality assumption has been updated to reflect experience and expected changes in future improvements in life expectancy. The average life expectancy assumptions are as follows:

	2006	2005	2004
	Number of years
Male current age 65	85.0	84.8	84.8
Female current age 65	88.2	87.8	87.8

For 2006 mortality has been assumed to follow the standard tables PA92C2006 rated down by one year and with a 0.25% reduction to the discount rate in payment to allow for future mortality improvements (which is equivalent to a future improvement in life expectancy of approximately one year in every ten years).

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.	Pension arrangements and post-retirement healthcare benefits (Continued)

The assets held in respect of the defined benefit scheme and the expected rates of return were:

	As at 31 December 2006
	Long-term rate of return expected	Value	Percentage of total plan assets
	%	(US$ in millions)%
Equities	7.60	37.0	89.99
Cash(a)	4.10	—	—
Bonds	4.80	4.1	9.98

Fair value of scheme assets		41.1

(a)	0.03% of the total plan assets are held in cash with a value of US$14,000

	As at 31 December 2005
	Long-term rate of return expected	Value	Percentage of total plan assets
	%	(US$ in millions)%
Equities	7.60	25.3	90.85
Cash	3.85	0.1	0.3
Bonds	4.45	2.5	8.85

Fair value of scheme assets		27.9

	As at 31 December 2004
	Long-term rate of return expected	Value	Percentage of total plan assets
	%	(US$ in millions)%
Equities	7.75	19.7	90.34
Gilts	4.60	0.9	4.07
Bonds	5.30	1.1	4.95
Cash	3.75	0.1	0.64

Fair value of scheme assets		21.8

Amounts recognized in the Balance Sheet are:

	As at 31 December
	2006	2005	2004
	(US$ in millions)
Present value of funded defined benefit obligations (pension)	(56.3)	(46.6)	(37.6)
Present value of unfunded defined benefit obligations (post-retirement healthcare)	(22.0)	(18.5)	(13.3)
Fair value of defined benefit assets	41.1	27.9	21.8

Net defined benefit liability recognized in balance sheet	(37.2)	(37.2)	(29.1)

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.	Pension arrangements and post-retirement healthcare benefits (Continued)

Analysis of the movement in the present value of the defined benefit obligations is as follows:

	Defined benefit pension plan	Post-retirement medical benefits
	(US$ in millions)
At 1 January 2004	25.4	10.1
Current service cost	3.4	0.5
Interest cost	1.4	0.6
Actuarial loss	4.1	1.6
Foreign exchange loss	2.3	0.6
Benefits paid	(0.1)	(0.1)
Contributions by pension participants (expensed as salaries)	1.1	—

At 31 December 2004	37.6	13.3

Current service cost	3.4	0.5
Interest cost	1.9	0.7
Actuarial loss	6.9	5.7
Foreign exchange gains	(4.1)	(1.5)
Benefits paid	(0.1)	(0.2)
Contributions by pension participants	1.0	—

At 31 December 2005	46.6	18.5

Current service cost	4.3	0.8
Interest cost	2.3	0.9
Actuarial gain	(4.7)	(0.7)
Foreign exchange loss	6.9	2.7
Benefits paid	(0.1)	(0.2)
Contributions by pension participants	1.0	—

At 31 December 2006	56.3	22.0

Analysis of the movement in the fair value of the assets of the defined benefit section of the UK Scheme is as follows:

	Year ended 31 December
	2006	2005	2004
	(US$ in millions)
At 1 January	27.9	21.8	15.7
Expected return on plan assets	2.2	1.6	1.3
Actuarial (loss)/gain	(0.2)	3.9	0.2
Contributions by employer	5.5	2.1	2.3
Contributions by pension participants	1.0	1.0	1.1
Benefits paid	(0.1)	(0.1)	(0.1)
Foreign exchange gain/(loss)	4.8	(2.4)	1.3

At 31 December	41.1	27.9	21.8

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.	Pension arrangements and post-retirement healthcare benefits (Continued)

Amounts recognized in the Income Statement in respect of the plans are as follows:

	Year ended 31 December
	2006		2005		2004
	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
	(US$ in millions)
Current service cost	4.3	0.8	3.4	0.5	3.4	0.5
Interest cost	2.3	0.9	1.9	0.7	1.4	0.6
Expected return on pension assets	(2.2)	—	(1.6)	—	(1.3)	—
Foreign exchange loss/(gain)	2.1	2.7	(1.7)	(1.5)	1.0	0.7

	6.5	4.4	2.0	(0.3)	4.5	1.8

Actual return on plan assets	2.0	—	5.6	—	1.5	—

Current services costs for 2006 are included within employee benefit costs (note 7). The net financing costs together with foreign exchange losses are included within interest payable (note 9). For 2005 and 2004 the net financing costs were included within employee benefit costs and the foreign exchange gains were included within other operating costs.

Amounts recognized in the Statement of Recognized Income and Expense in respect of the plans are as follows:

	Year ended 31 December
	2006		2005		2004
	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
	(US$ in millions)
Net actuarial (gains)/losses	(4.5)	(0.7)	3.0	5.7	4.1	1.6

History of experience gains and losses:

	2006		2005		2004
	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
Present value of defined benefit obligations (US$ in millions)	(56.3)	(22.0)	(46.6)	(18.5)	(37.6)	(13.3)
Fair value of plan assets (US$ in millions)	41.1	—	27.9	—	21.8	—

Deficit in plans (US$ in millions)	(15.2)	(22.0)	(18.7)	(18.5)	(15.8)	(13.3)

Experience gains and (losses) on plan liabilities (US$ in millions)	3.4	0.3	—	(0.7)	(0.8)	(0.1)
Percentage of plan liabilities	6.0%	1.4%	0.1%	(3.9)%	(2.1)%	(1.0)%
Experience (losses) and gains on plan assets (US$ in millions)	(0.2)	—	3.9	—	0.2	—
Percentage of plan assets	(0.5)%	—	14.0%	—	0.9%	—

The estimated contributions expected to be paid to the defined benefit pension plan during 2007 are US$5.4m (2006: actual US$5.5m, 2005: actual US$2.1m).

The healthcare cost trend rate assumption has a significant effect on the amounts recognized in the Income Statement in respect of the post-retirement medical benefits. Increasing the assumed healthcare cost trend rate by

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.	Pension arrangements and post-retirement healthcare benefits (Continued)

one percentage point would have increased the post-retirement medical benefit obligation as of 31 December 2006 by US$5.1m (2005: US$4.2m, 2004: US$2.8m), and the aggregate of the service cost and interest cost by US$0.4m (2005: US$0.3m, 2004: US$0.3m). Decreasing the assumed healthcare cost trend rate by one percentage point would have reduced the post-retirement medical benefit obligation as of 31 December 2006 by US$3.9m (2005: US$3.3m, 2004: US$2.2m) and the aggregate of the service cost and interest cost by US$0.3m (2005: US$0.2m, 2004: US$0.2m).

28.	Operating lease commitments

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December
	2006	2005	2004
	(US$ in millions)
Within one year	20.0	20.6	58.6
Within two to five years	59.8	58.1	74.5
After five years	152.3	143.7	161.4

	232.1	222.4	294.5

Operating lease commitments principally relate to leased office space of the Group’s head office located at 99 City Road, London. The Group has various non-cancellable network service contracts, which have varying terms.

At 31 December 2006 the Group, in addition to the above operating lease commitments, is contracted to pay warranty costs relating to the BGAN program of US$3.7m over the next two years (2005: US$6.6m over three years, 2004: US$13.6m over four years).

The total of future sub lease payments expected to be received under non-cancellable sub leases at 31 December 2006 relating to the above head office lease is US$3.3m over three years (2005: US$4.5m over three years, 2004: US$2.2m over four years).

The Group has various agreements deriving revenue from designated leased capacity charges. These amounts are recorded as revenue on a straight-line basis over the respective lease terms.

The future aggregate minimum lease payments under non-cancellable operating leases expected to be received are as follows:

	As at 31 December
	2006	2005	2004
	(US$ in millions)
Within one year	37.5	42.2	24.5
Within two to five years	3.5	15.9	22.7
After five years	—	—	7.6

	41.0	58.1	54.8

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.	Financial instruments

Treasury management and strategy

The Group’s treasury activities are managed by its corporate finance department under the direction of a Treasury Review Committee whose chairman is the Chief Financial Officer, and are consistent with Board-approved treasury policies and guidelines. The overriding objective of treasury activities is to manage financial risk.

Key features of treasury management include:

•	ensuring that the Group is in a position to fund its obligations in appropriate currencies as they fall due;

•	maintaining adequate undrawn borrowing facilities;

•

economically hedging both contracted and anticipated foreign currency cash flows on a minimum twelve-month rolling basis with the option of covering exposures up to a maximum of three years forward; and

•	maximizing return on short-term investments.

Treasury activities are only transacted with counter parties who are approved relationship banks.

Treasury policy is implemented primarily through the use of forward purchases of foreign currencies. The treasury department is, however, authorized to use purchased options, futures and other derivative instruments, but only to the extent that such instruments form part of the hedging policy so as to establish a known rate of exchange.

Having arranged the purchase of foreign currency in line with the anticipated requirement for that currency over each financial year, an average rate of exchange is calculated from the agreed currency deals. This average rate is applied as per requirements of IAS 21. The policy is designed to minimize the impact of currency gains and losses in the Income Statement; gains and losses will arise to the extent that the level of actual payments in the period is different from those that were forecast.

Adoption of IAS 32 and IAS 39

The Group adopted IAS 32 ‘Financial Instruments: presentation and disclosure’ and IAS 39 ‘Financial Instruments: recognition and measurement’ from 1 January 2005. In the preparation of its financial statements in accordance with IFRS for the 2004 financial year, the Group continued to apply the accounting rules of UK GAAP, taking advantage of the exemption available within IFRS 1 ‘First time adoption of IFRS’.

The Group was required to recognize transitional adjustments in accounting for its financial instruments in accordance with the measurement requirements of IAS 39 at 1 January 2005.

The Group qualifies to hedge account for a number of its hedging arrangements. IFRS 1 required the Group to recognize various transitional adjustments to account for those hedging relationships at 1 January 2005. The accounting for those hedging relationships at transition depends on the nature of the hedged item and the hedged risk. Detailed below is a reconciliation between the IFRS Balance Sheet as at 31 December 2004, applying UK GAAP accounting, and the Balance Sheet after the adoption of both IAS 32 and IAS 39.

The Group’s interest rate swap and forward exchange contracts were previously not accounted for as cash flow hedges of forecasted transactions under UK GAAP and as such were not previously measured at fair value. On transition, the derivatives’ fair values were recognized on the Balance Sheet and directly in reserves. Any deferred gains or losses are recognized in future earnings at the time at which the hedged forecasted transaction is recognized.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.	Financial instruments (Continued)

All derivative instruments continue to be recognized on the Balance Sheet at fair value with future gains and losses being recognized immediately in earnings, except when the hedging requirements of IAS 39 are met.

	1 January 2005	IAS 39 Transition adjustments	1 January 2005
	(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	1,147.9	—	1,147.9
Intangible assets	508.1	—	508.1
Derivative financial instruments	—	6.4	6.4

	1,656.0	6.4	1,662.4

Current assets
Cash and cash equivalents	233.0	—	233.0
Short-term deposits	151.7	—	151.7
Trade and other receivables	157.4	—	157.4
Inventories	1.2	—	1.2
Derivative financial instruments	—	7.6	7.6

	543.3	7.6	550.9

Total assets	2,199.3	14.0	2,213.3

Liabilities
Current liabilities
Trade and other payables	113.9	—	113.9
Borrowings	37.2	—	37.2
Provisions	1.1	—	1.1
Current income tax liabilities	23.3	—	23.3

	175.5	—	175.5

Non-current liabilities
Other payables	35.2	—	35.2
Borrowings	1,824.5	—	1,824.5
Provisions	29.5	—	29.5
Deferred income tax liabilities	136.1	—	136.1

	2,025.3	—	2,025.3

Total liabilities	2,200.8	—	2,200.8

Net (liabilities)/assets	(1.5)	14.0	12.5

Shareholders’ equity
Ordinary shares	0.3	—	0.3
Share premium	34.2	—	34.2
Other reserves	8.1	14.0	22.1
Accumulated losses	(44.1)	—	(44.1)

Total shareholders’ equity	(1.5)	14.0	12.5

Numerical financial instruments disclosures are set out below. Additional disclosures are set out in the accounting policies relating to risk management and also in note 26.

Net fair values of derivative financial instruments

The Group’s derivative financial instruments as at 31 December 2006 consist of forward foreign currency contracts. Derivative financial instruments as at 31 December 2005 also included an interest rate swap and forward accrual contracts. The interest rate swap and approximately 80% of forward foreign currency contracts are designated cash flow hedges.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.	Financial instruments (Continued)

The net fair values at the Balance Sheet date were:

	As at 31 December
	2006	2005	2004
	(US$ in millions)
Contracts with positive fair values:
Interest rate swap—designated cash flow hedge	—	2.3	1.6
Forward foreign currency contracts—designated cash flow hedges	7.6	—	10.7
Forward foreign currency contracts—undesignated	0.9	—	1.7
Contracts with negative fair values:
Forward foreign currency contracts—designated cash flow hedges	—	(2.9)	—
Forward foreign currency contracts—undesignated	—	(1.0)	—

	8.5	(1.6)	14.0

Less non-current portion
Interest rate swap—designated cash flow hedge	—	—	(1.6)
Forward foreign currency contracts—designated cash flow hedges	—	0.3	(3.1)
Forward foreign currency contracts—undesignated	—	—	(1.7)

Current portion	8.5	(1.3)	7.6

The fair value of foreign exchange contracts are based upon the difference between the contract amount at the current forward rate at each period end and the contract amount at the contract rate, discounted at a variable risk free rate at the period end.

The fair value of the interest rate swap was based upon a valuation provided by the counter-party.

Forward foreign exchange

As at 31 December 2006 the face value of outstanding forward foreign exchange contracts was £60.1m (net fair value US$8.5m), all maturing in 2007. As at 31 December 2005 the notional amounts of outstanding forward foreign exchange contracts was £97.7m (net fair value negative US$3.9m) with the balance of £30.0m face value maturing in 2007 (net fair value US$0.7m). During 2006 the Group transacted spot and forward foreign exchange contracts. During 2005 the Group also transacted two ‘forward accrual’ contracts whereby the Group entered into a series of monthly forward contracts at fixed rates and subject to exchange rates not reaching specified levels.

Interest rate swap

The interest rate swap contract of US$150m expired in December 2006. The notional principal amount outstanding as at 31 December 2005 and 31 December 2004 was US$150m and US$536m, respectively.

Under the interest rate swap the Group received quarterly floating interest (three month USD LIBOR) to offset floating interest paid on the three month facility rollovers and paid quarterly interest at a fixed rate of 3.21% p.a. The gain deferred in equity recycled to the Income Statement when the swap expired in December 2006.

Non derivative financial assets and financial liabilities

Non derivative financial assets consist of cash at bank, short-term and long-term investments, trade debtors and other debtors.

Non derivative financial liabilities consist of bank overdrafts, deferred satellite payments, Senior Credit Facilities, Senior Discount Notes, Senior Notes, accrued and accreted interest on borrowings, trade creditors and other creditors.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.	Financial instruments (Continued)

Fair value of non derivative financial assets and financial liabilities

With the exception of Senior Discount Notes and Senior Notes, the fair values of all non derivative financial instruments approximate to the carrying value in the Balance Sheet.

	As at 31 December
	2006		2005		2004
	Carrying amount	Fair value amount	Carrying amount	Fair value amount	Carrying amount	Fair value amount
	(US$ in millions)
Senior Discount Notes(a)	367.6	411.8	332.2	366.4	301.0	312.1
Senior Notes(a)	310.4	318.9	310.4	320.5	477.5	489.4

The following methods and assumptions have been used to determine fair values:

(a)	Senior Notes and Senior Discount Notes are reflected in the Balance Sheet as at 31 December 2006 net of unamortized arrangement costs of US$8.9m and US$8.2m, respectively (2005: US$10.6m and US$8.7m, respectively; 2004: US$18.9m and US$9.7m, respectively). The fair value of the Senior Notes and the Senior Discount Notes is based on the market price of the bonds as at 31 December 2006;
(b)	the fair values of cash at bank, overdrafts and short-term deposits approximate their carrying values because of the short maturity of these instruments;
(c)	the fair value of trade and other payables and receivables approximate their carrying values;
(d)	the carrying amount of deferred satellite payments represents the present value of future payments discounted at a variable risk-free rate at the period end. This carrying amount approximately equals fair value;
(e)	Senior Credit Facilities are reflected in the Balance Sheet as at 31 December 2006 net of unamortized arrangement costs of US$1.6m (2005: US$2.3m; 2004: US$21.7m). The fair value approximates the carrying value;
(f)	the fair value of the Subordinated Preference Certificates (repaid in 2005) was based on the accreted principal and currency revaluation of the book value of the Certificates at the year end as this was the best approximation of fair value given that these Certificates were not traded.

30.	Capital commitments

The Group had authorized and contracted but not provided for capital commitments as at 31 December 2006 of US$139.0m (2005: US$119.2m, 2004: US$246.6m). These amounts primarily represent commitments in respect of the Inmarsat-4 F3 satellite and BGAN services.

31.	Related party transactions

As at 31 December 2004 funds advised by Apax Partners and funds advised by Permira were investors in Inmarsat plc each owning 25.9% of Inmarsat plc’s (the ultimate parent company) shares. The remaining 48.2% of the shares were widely held. As at 31 December 2005 the new percentages owned by funds advised by Apax Partners and funds advised by Permira were 9.85% each.

In June 2005, at the time of the IPO, funds advised by Apax Partners and funds advised by Permira were repaid in full each of their 27.45% holdings in the Subordinated Preference Certificates.

Monitoring fees paid to each of Apax Europe V G.P. Co. Ltd and Permira during the year ended 31 December 2006 were US$nil (2005: US$0.12m, 2004: US$0.25m).

Some network and satellite control services, equipment and telephone services were procured from KDDI Corporation and Telenor Satellite Broadcasting AS, both of which were shareholders with a shareholding greater than 3% during the years ended 31 December 2005 and 2004. KDDI Corporation remains a shareholder with a shareholding greater than 3% during the year ended 31 December 2006, whilst Telenor Satellite Broadcasting AS sold its interest in March 2006. The total amount of services procured from KDDI Corporation during the year ended 31 December 2006 was US$0.7m and the total amount of services procured by Telenor Satellite Broadcasting AS during the financial period up to March 2006 was US$0.9m (2005 combined services: US$2.4m, 2004 combined services: US$1.7m).

Remuneration paid to key management personnel, being the Executive Directors of the Inmarsat plc, during the year is disclosed in note 8. The amount owing to the Directors as at 31 December 2006 was US$1.3m (2005: US$1.3m, 2004: US$1.0m).

Management believe that all related party transactions were made on an arm’s length basis.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Principal subsidiary undertakings

The following subsidiaries are included in the consolidated financial information:

	Principal activity	Country of incorporation and operation	Interest in issued ordinary share capital at 31 December
			2006	2005	2004
Inmarsat Finance II plc	Finance company	England and Wales	99.9%	99.9%	99.9%
Inmarsat Group Limited	Holding company	England and Wales	100%	100%	100%
Inmarsat Finance plc	Finance company	England and Wales	100%	100%	100%
Inmarsat Investments Limited	Holding company	England and Wales	100%	100%	100%
Inmarsat Ventures Limited	Holding company	England and Wales	100%	100%	100%
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%	100%	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%	100%	100%
Inmarsat Inc	Service provider	USA	100%	100%	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%	100%	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%	100%	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%	99.9%	99.9%
Invsat Limited	VSAT telecommunications	England and Wales	—	—	100%
3946306 Limited (formerly Rydex Corporation Limited)	Dormant	England and Wales	100%	100%	100%
596199 B.C. Limited (formerly Rydex Communications Limited)	Dormant	Canada	100%	100%	100%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%	100%	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%	100%	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%	100%	100%
Inmarsat Services Limited	Employment company	England and Wales	100%	100%	100%
Inmarsat Launch Company Limited	Satellite launch Company	Isle of Man	100%	100%	100%
Galileo Ventures Limited	Dormant	England and Wales	100%	—	—
Inmarsat Navigation Ventures Limited	Dormant	England and Wales	100%	100%	100%
Inmarsat B.V.	Service provider	The Netherlands	100%	—	—
iNavSat Limited	Dormant	England and Wales	—	100%	100%
PT ISAT	Management and business consulting services	Indonesia	100%	—	—

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Principal subsidiary undertakings (Continued)

Inmarsat B.V. was incorporated on 13 January 2006 to manage the Satellite Access Station in Burum, The Netherlands.

PT ISAT was incorporated following the announcement on 4 September 2006 of collaboration arrangements between Inmarsat plc and ACeS International Limited to offer low-cost handheld and fixed voice services, initially in the Asian market.

Galileo Ventures Limited (registered no. 6001119) was formerly Inmarsat Navigation Ventures Limited, incorporated on 16 November 2006. Inmarsat Navigation Ventures Limited (registered no. 4858686), was formerly Galileo Ventures Limited. The two companies exchanged names on 21 November 2006.

On 5 June 2006, iNavSat Limited changed its name to Inmarsat Leasing (Three) Limited. On 23 November 2006, Inmarsat Leasing (Three) Limited changed its name to Burses Limited. On 11 December 2006, Burses Limited was sold to ING Bank N.V., London Branch.

On 5 September 2005 the Group sold Invsat, a 100% subsidiary, to Nessco Limited.

On 17 October 2005 the Group disposed of the assets and business of 3946306 Limited (formerly Rydex Corporation Limited) to Seawave LLC.

33.	Events after the Balance Sheet date

A final dividend in respect of 2006 amounting to US$73.1m was declared by the Directors on 23 March 2007, to be paid on 25 May 2007 to Inmarsat plc. This dividend has not been recognized as a liability as at 31 December 2006.

Subsequent to 31 December 2006 other than the events discussed above there have been no other material events which would affect the information reflected in the consolidated financial statements of the Group.

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles under International Financial Reporting Standards (“IFRS”) as adopted by the EU (IFRS), which differ in certain material respects from generally accepted accounting principles in the United States (US GAAP). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different classification and presentation required by US GAAP.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

The following table contains a summary of the material adjustments to profit for the financial year between IFRS and US GAAP:

		Year ended 31 December
	Note	2006	2005 (as restated)	2004 (as restated)
		(US$ in millions)
Profit for the financial year as reported under IFRS		127.6	64.3	19.1
US GAAP adjustments:
Pension plans	a	0.4	(5.0)	2.8
Financial instruments	b	(0.3)	4.8	(7.5)
Taxation (as restated)	c	(18.2)	(19.9)	14.5
Facility fees and amortization	d	(2.5)	2.5	(4.6)
Development costs and amortization	e	3.4	(16.9)	(11.3)
Depreciation on tangible fixed assets	f	(1.3)	(1.3)	2.1
Amortization of intangible assets	f	(2.2)	(1.5)	(1.5)
Stock options (including UK National Insurance)	g	0.2	2.2	—
Capitalized interest	h	27.5	75.0	67.5
Deferred income on sale and leaseback	i	5.0	0.8	(42.4)
Network and satellite operation costs and amortization	j	0.6	(8.4)	—
Cumulative translation adjustment	k	1.4	1.7	—
Other	l	—	—	(1.7)

Total adjustments		14.0	34.0	17.9

Net income as reported under US GAAP		141.6	98.3	37.0

The following table contains a summary of the material adjustments to shareholders’ funds between IFRS and US GAAP:

		As at 31 December
	Note	2006	2005 (as restated)	2004 (as restated)
		(US$ in millions)
Total shareholders’ equity as reported under IFRS		717.6	682.8	(1.5)
US GAAP adjustments:
Pension plans	a	—	15.8	11.7
Financial instruments	b	—	—	14.0
Deferred taxation (as restated)	c	(40.3)	(39.7)	(20.7)
Facility fees and amortization	d	—	2.5	—
Development costs and amortization	e	(57.7)	(61.1)	(44.2)
Tangible fixed assets	f	3.4	4.7	6.0
Intangible assets	f	71.8	73.3	74.7
Goodwill	f	(155.9)	(155.2)	(155.2)
Stock options (including UK National Insurance)	g	2.6	2.2	—
Capitalized interest	h	170.0	142.5	67.5
Deferred income on disposal of tangible assets	i	(52.3)	(57.3)	(58.1)
Network and satellite operation costs and amortization	j	(7.8)	(8.4)	—
Other	l	—	—	(3.6)

Total US GAAP adjustments		(66.2)	(80.7)	(107.9)

Shareholders’ equity under US GAAP		651.4	602.1	(109.4)

A summary of the principal differences applicable to the Group are set out below:

(a)	Pension plans

Under IFRS, all gains and losses related to defined benefit pension arrangements and other post-retirement healthcare benefits which arise in calculating the present value of the defined benefit obligation and the fair value of plan assets, are recognized immediately in the statement of recognized income and expense. All pension

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

liabilities are required to be determined on the basis of current actuarial valuations performed for each plan, and pension assets are to be measured at fair value. The net pension surplus or deficit, representing the difference between plan assets and liabilities, is recognized on the balance sheet.

Under US GAAP, all actuarial gains and losses in excess of the corridor are recognized over the average remaining service life of the employees. As of 31 December 2006, the Company adopted SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’ (‘SFAS 158’), which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on the balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Prior to the adoption of SFAS 158, the Company recognized an additional minimum pension liability to the extent that the value of benefits accrued based on employee service up to the Balance Sheet date (the accumulated benefit obligation) exceeded the value of plan assets, and the excess was greater than any accrual already established for unfunded pension costs. The transitional adjustment required on adoption of SFAS 158 was recorded as an adjustment to the 2006 year-end balance of accumulated other comprehensive income.

(b)	Financial instruments and hedge accounting

The IFRS accounting policy for financial instruments and hedge accounting is included in note 2.

Under the transitional provisions of IFRS, comparative information for financial instruments is not restated and the presentation as reported under the previous UK GAAP accounting standards is maintained through 31 December 2004. Under UK GAAP, the Group accounted for its foreign currency swaps and forward contracts as hedges and the related foreign currency gains and losses on the underlying operating expenses were deferred and recognized at the maturity of the contract to match gains and losses on the settlement of the instruments. Under UK GAAP the Group accounted for its interest rate swaps as hedges. Gains and losses associated with the changes in the market rates of interest on quarterly interest payments are recorded in the same period as settlements on the swap.

Upon adoption of IAS 39 as of 1 January 2005, all cash flow and fair value hedges, that previously were not recognized under UK GAAP were recognized on the balance sheet at their fair values with the offset recorded through equity.

Under US GAAP all derivative financial instruments are accounted for under SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ and related amendments and standards. Similar to IAS 39, SFAS 133 requires that all derivative financial instruments be recorded at fair value in the balance sheet and that changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the instrument is designated as part of a hedge transaction.

As described in more detail below, prior to 1 January 2005 the Group did not designate certain of its financial instruments as part of hedge transactions under SFAS 133. As a result, changes in fair value, associated with those undesignated derivative financial instruments were recognized through earnings. A difference therefore exists between the treatment applied under SFAS 133 and that upon initial adoption of IAS 39. This difference will remain until all of those individual derivative transactions mature.

Due to the transitional provisions under IAS 39, the Company has not recognized certain gains and losses within net income under IFRS that were recognized under US GAAP due to the difference in the dates the instruments were designated and accounted for as hedges.

The Group evaluates contracts for “embedded” derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements. Embedded derivatives may have terms that are not clearly and closely related to the terms of the host contract in which case they are included. If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives, with changes in their fair value recorded in current earnings.

(c)	Taxation

IFRS and US GAAP both provide for deferred taxation on a full provision basis. However, there are certain specific GAAP differences between IFRS and US GAAP. Under IFRS 2 “Share-based Payment”, a deferred tax

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

asset is recognized for stock compensation as if the market value of the shares at the end of the period less the exercise price (i.e. intrinsic value) is the tax basis for the share-based payment transaction. SFAS No. 123 (R) requires the deferred tax asset to be recognized as if the cumulative share-based compensation expense is the tax base for the transaction.

In addition, there are differences in accounting for historical business combinations. The remaining differences are a result of deferred taxation on the material adjustments between IFRS and US GAAP included in the reconciliation above.

The amounts previously reported as at and for the years ended 31 December 2005 and 2004 for net income and shareholders equity have been restated. This restatement reflects the correction of clerical errors identified in the calculation of the US GAAP deferred taxation balances for these periods.

Net income and shareholders’ equity have been restated from the amounts previously reported as follows:

	2005	2004
	(US$ in millions)
Net income as previously reported under US GAAP	93.5	29.4
Effects of Deferred Taxation restatement	4.8	7.6

Net income as restated under US GAAP	98.3	37.0

	2005	2004
	(US$ in millions)
Total shareholder’s equity as previously reported under US GAAP	581.2	(125.5)
Effects of Deferred Taxation restatement	20.9	16.1

Total shareholders’ equity as restated under US GAAP	602.1	(109.4)

(d)	Facility Fee

Historically, under IFRS, the Group recognized direct costs associated with the origination of loans as incurred in the Income Statement. US GAAP requires such costs to be recognized as an asset and amortized over the life of the facility based on the effective interest method.

During 2006, the Group revisited its accounting treatment of the costs, and aligned its accounting for these under IFRS with US GAAP. The Group has elected to correct this during the current period.

(e)	Development costs

Under IFRS, the company capitalizes development costs associated with the development of the User Terminals (UT). Under US GAAP development costs are expensed as incurred.

Due to the non capitalization of UT development costs the associated amortization recorded under IFRS is not recognized for US GAAP purposes.

(f)	Acquisition

Under IFRS the group adopted the exemption available on transition for first time adopters of IFRS and did not apply IFRS 3 “Business Combinations” retrospectively to business combinations that took place before 1 January 2004. As a result in the opening balance sheet for IFRS, the carrying amount of goodwill under the previous GAAP, arising from the acquisition of Inmarsat Ventures Limited was deemed to be the cost of the asset on transition. As a result, such transactions under IFRS differ from US GAAP.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

Differences between IFRS and amounts recorded for US GAAP as a result of the exemption provided by IFRS 1 are as follows:

(i)	Goodwill

Prior to the adoption of IFRS on 1 January 2004, Inmarsat amortized goodwill. Goodwill was required to be capitalized as an intangible asset and amortized over a suitable period not normally exceeding 20 years. Under US GAAP goodwill ceased to be amortized for accounting periods commencing on 1 January 2002, but tested annually for impairment.

No goodwill impairments have been recognized under IFRS or US GAAP for the years ended 31 December 2006, 2005 and 2004.

(ii)	Other intangible assets

Pursuant to US GAAP purchase accounting, the value of the acquired net assets must be allocated to identifiable assets. Orbital slots and leasing backlog were therefore valued separately under US GAAP. Under UK GAAP the value of these items was not recognized separately from goodwill and therefore upon the adoption of IFRS remained within goodwill.

As a result of the current procedures that exist with the International Telecommunication Union of awarding new slots and the ‘expectancy right’ to maintain the once awarded orbital slots, we have assigned an indefinite life to the orbital slots. This is further supported by the following factors considered in determining useful lives of the Orbital slots:

i.	The Group expects to use the orbital slots for each of our satellites.

ii.	The expected useful life of the satellites, to which the useful life of the orbital slots relate, vary between 5-15 years. Satellites are replaced with newer more modern satellites once the operational life of the existing orbiting satellite is over. Such replacement is a requirement of the Group continuing to operate in its core business segment.

iii.	There are no legal, regulatory or contractual provisions that limit the useful life of the orbital slot except the operational life span of the orbiting satellite.

iv.	There are no legal, regulatory or contractual provisions that limit the renewal or extension of the orbital slot’s legal or contractual life except consent of the adjacent satellite operations, which is very likely to be obtained.

v.	There are no material effects of obsolescence, demand, competition or other economic factors that could limit the useful life of the orbital slots.

(iii)	Tangible fixed assets

Pursuant to the relevant US GAAP purchase accounting for the acquisition of Inmarsat Ventures Limited, tangible fixed assets were assigned a lower value than under IFRS. Under US GAAP, the acquired assets and liabilities were recorded at an amount obtained by blending the book value of those assets and their fair value, in accordance with Emerging Issues Task Force 88-16, “Basis in Leveraged Buyout Transactions” (“EITF 88-16”). Under IFRS, these were recognized at fair value.

(iv)	Deferred taxes

Deferred tax liabilities arising under US GAAP are a result of the difference between the book and tax values that arose from the application of the applicable purchase accounting for the acquisition of Inmarsat Ventures Limited. Deferred tax liabilities arising as a result of the acquisition were US$77.2m.

(g)	Stock options (including UK National Insurance)

During 2004, the Company early adopted the provisions of Statement of Financial Standards (“SFAS”) No. 123 (R), Share Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 (R) supersedes Accounting Principles Bulletin Opinion No. 25, Accounting for Stock Issued to Employees. Under SFAS No. 123 (R), stock options issued to employees are valued at fair value on the grant date and recognized in the Income Statement over the requisite service period of the option. The Company adopted SFAS No. 123 (R) in connection with the initial grant of stock options by the Company during November 2004. There was no material impact of adopting this standard on 2004 as the Company only issued

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

options for the first time in November 2004. Differences between IFRS and US GAAP with regard to the recognition of stock based compensation expense for the years ended 31 December 2006, 2005 and 2004 were not material. See note 25.

Under IFRS, the liability for National Insurance on stock options is accrued based on the fair value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

(h)	Capitalized interest

Under IFRS, the group does not capitalize interest on qualifying assets under construction. Under US GAAP, the Group capitalizes interest on all qualifying assets under construction. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34.

(i)	Deferred income on disposal of tangible assets

Under IFRS, where gains and losses arise from transactions qualifying as a sale and operating leaseback, such gains and losses on the sale of properties and rental expenses associated with subsequent leasebacks are recognized in the Income Statement immediately where the sale price is established at fair value.

Under US GAAP, the gains arising on qualifying sale and leaseback transactions are deferred in full and amortized to income in proportion to the corresponding gross rental charges over the minimum lease term, which is 20 years.

(j)	Network and satellite operations

Under IFRS amounts received from a third party for the reimbursement of additional operating expenditures incurred as a result of non-delivery of the satellite are credited in network and satellite operations costs in the Income Statement. Under US GAAP, any payments received from a third party are presumed to be a reduction of the cost of the asset being constructed. Under US GAAP operating costs are increased and the carrying value of property, plant and equipment are decreased.

(k)	Cumulative translation reserve

Under IFRS at 1 January 2004, the balance of the cumulative currency translation differences was reset in accordance with the transition provisions set forth within the standards which resulted in an increase to retained earnings. For US GAAP there is no change in the accounting for cumulative currency translation differences and the amount is included in accumulated other comprehensive income. Equity in total under both IFRS and US GAAP was not impacted.

Upon divestment of an entity, cumulative currency translation differences related to that entity are taken to income under both IFRS and US GAAP. Due to the elimination of the opening balance as at 1 January 2004, the amounts of cumulative currency translation differences that are taken to income will differ between IFRS and US GAAP. On 2 September 2005, the Company sold its 100% investment in Invsat Limited which resulted in additional income under US GAAP due to the recognition of the cumulative translation adjustment in income.

On 15 December 2006, the Group settled a finance lease receivable (which had been sold along with Inmarsat Burses Limited on 11 December 2006) which resulted in additional income under US GAAP due to the recognition of the related cumulative translation adjustment in income.

(l)	Other

Other includes currency translation differences that arose in 2004 and prior periods between the previous GAAP and US GAAP for which the company applied the exemption available under IFRS 1 for first time adopters. Effective 1 January 2005 unsettled monetary assets and liabilities of the Group, which are in a currency other than US dollars are translated to US dollars at the year-end spot rate for both IFRS and US GAAP.

(m)	Cash flow statement

The Group compiles the cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC’s rules applicable to Annual reports on Form 20-F permit the compilation of cash flow statement under IAS 7.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

Recently issued accounting pronouncements

In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after 15 December 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the opening balance of retained earnings. Management is in the process of evaluating the impact of adopting FIN 48 on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which enhances existing guidance for measuring assets and liabilities using fair value. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after 15 November 2007, and interim periods within those fiscal years. The Company is currently analyzing the effects of SFAS 157 but does not expect its implementation will have a significant impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). FAS 159 gives entities the option to prospectively measure many financial instruments and certain other items at fair value in the balance sheet with changes in the fair value recognized in the Income Statement. SFAS 159 is effective for fiscal years beginning after 15 November 2007, although entities electing to adopt the statement early, which is permissible from 1 January 2007, may designate certain items retrospectively. Management is currently evaluating the impact of adoption on its financial position and results of operations.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on Inmarsat Holdings Limited’s present or future consolidated financial statements.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended 31 December 2006, 2005 and 2004

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
	(US$ in millions)
2006
Revenue provision	(6.0)	(6.6)	10.2	(2.4)
Stock provision	(6.2)	3.3	(1.1)	(4.0)

	(12.2)	(3.3)	9.1	(6.4)

2005
Revenue provision	(6.2)	(6.9)	7.1	(6.0)
Stock provision	(9.4)	5.6	(2.4)	(6.2)

	(15.6)	(1.3)	4.7	(12.2)

2004
Revenue provision	(1.8)	(5.6)	1.2	(6.2)
Stock provision	(7.5)	(1.9)	—	(9.4)

	(9.3)	(7.5)	1.2	(15.6)

INMARSAT FINANCE II PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Finance II plc

We have audited the accompanying balance sheet of Inmarsat Finance II plc (“the Company”) as of 31 December 2006, and the related profit and loss account, statement of total recognised gains and losses, reconciliation of movement in shareholders’ funds and cash flows and the related notes for the year in the period ended 31 December 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Inmarsat Finance II plc at 31 December 2006, and the results of their operations and their cash flows for the year ended 31 December 2006, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 14 to the financial statements.

Deloitte & Touche LLP

London, England

27 April 2007

INMARSAT FINANCE II PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Inmarsat Finance II Plc

We have audited the accompanying financial statements of Inmarsat Finance II Plc as at 31 December 2004 and 2005, which comprise the balance sheet, and the profit and loss account, reconciliation of movements in shareholders funds, statement of cash flows and the related notes to the financial statements for the period from 8 November 2004 to 31 December 2004 and for the year ended 31 December 2005. As described in Note 1, the financial statements have been prepared on the basis of accounting principles generally accepted in the United Kingdom. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Finance II Plc at 31 December 2004 and 2005, and the results of its operations and its cash flows for the period from 8 November 2004 to 31 December 2004 and for the year ended 31 December 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 14 to the financial statements.

PricewaterhouseCoopers LLP

London

28 April 2006

INMARSAT FINANCE II PLC

PROFIT AND LOSS ACCOUNT

	Note	Year ended 31 December 2006	Year ended 31 December 2005	Period from 8 November to 31 December 2004
		(US$ in millions)
Operating profit		—	—	—
Interest receivable and similar income	2	35.8	32.4	3.2
Interest payable and similar charges	2	(35.8)	(32.4)	(3.2)

Profit on ordinary activities before taxation	3	—	—	—
Taxation	4	—	—	—

Profit for the year/period	11	—	—	—

All results relate to continuing operations.

Statement of Total Recognized Gains and Losses

A Statement of Total Recognized Gains and Losses is not presented, as there are no recognized gains and losses other than the profit in the financial years/period.

The accompanying notes are an integral part of the financial statements.

INMARSAT FINANCE II PLC

BALANCE SHEET

	Note	As at 31 December 2006	As at 31 December 2005	As at 31 December 2004
	(US$ in millions)
Current assets
Debtors—amounts falling due within one year	6	0.1	0.1	0.1
Debtors—amounts falling due after one year	7	372.5	336.6	304.2

Total current assets		372.6	336.7	304.3

Net current assets		372.6	336.7	304.3

Total assets less current liabilities		372.6	336.7	304.3

Creditors—amounts falling due after one year	8	(372.5)	(336.6)	(304.2)

Net assets		0.1	0.1	0.1

Capital and reserves
Called up share capital	10	0.1	0.1	0.1

Equity shareholders’ funds	11	0.1	0.1	0.1

The accompanying notes are an integral part of the financial statements.

INMARSAT FINANCE II PLC

RECONCILIATION OF MOVEMENTS IN SHAREHOLDER’S FUNDS

	Retained earnings	Ordinary share capital	Total
Balance at 8 November 2004	—	—	—
Issue of shares	—	0.1	0.1

Balance at 31 December 2004	—	0.1	0.1

Profit for the year	—	—	—

Balance at 31 December 2005	—	0.1	0.1

Profit for the year	—	—	—

Balance at 31 December 2006	—	0.1	0.1

The accompanying notes are an integral part of the financial statements.

INMARSAT FINANCE II PLC

STATEMENT OF CASH FLOWS

	Note	Year ended 31 December 2006	Year ended 31 December 2005	Period from 8 November to 31 December 2004
		(US$ in millions)
Net cash flow from operating activities	9	—	—	—

Capital expenditure and financial investment
Subordinated intercompany funding loan		—	—	(301.0)

Net cash outflow for capital expenditure and financial investment		—	—	(301.0)

Net cash outflow before management of liquid resources and financing		—	—	(301.0)

Financing
Senior Discount Notes		—	—	301.0

Net cash inflow from financing		—	—	301.0

Increase in cash in the year/period	9	—	—	—

The accompanying notes are an integral part of these financial statements.

INMARSAT FINANCE II PLC

NOTES TO THE FINANCIAL STATEMENTS

1.	Principal accounting policies

Background

Inmarsat Finance II plc (the ‘Company’) was incorporated on 8 November 2004. The principal activity of the Company for the years ended 31 December 2006 and 2005 and the period from 8 November 2004 to 31 December 2004 is the raising of capital through the issue of Senior Discount Notes.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. A summary of the Company’s main accounting policies, which have been applied consistently, is given below.

The Company has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements.

The functional and reporting currency of the Company is the US dollar. Shares issued by the Company and denominated in a currency other than US dollars are translated at the date of the issue.

Interest and finance costs

Interest is recognized in the Profit and Loss Account using the effective yield method on a time proportion basis.

The accretion of the discount on the principal on the Senior Discount Notes is accounted for as an interest expense.

The transaction and arrangement costs of the Senior Discount Notes were met by Inmarsat Holdings Limited. Therefore borrowings are stated at the amount of gross proceeds received plus accreted interest.

Reclassification

The prior year accretion of principal on the Senior Discount Notes and amounts due from group undertakings have been reclassified to falling due after one year, consistent with the current year presentation.

2.	Interest (payable)/receivable

	Year ended 31 December 2006	Year ended 31 December 2005	Period from 8 November to 31 December 2004
	(US$ in millions)
Interest payable on Senior Discount Notes	(35.8)	(32.4)	(3.2)

Total interest payable and similar charges	(35.8)	(32.4)	(3.2)

Interest receivable on intercompany loans	35.8	32.4	3.2

Total interest receivable and similar income	35.8	32.4	3.2

3.	Profit on ordinary activities before taxation

Auditors’ remuneration

Auditors’ remuneration was paid by the Company’s parent. No recharge was made.

Employees and Directors

None of the Directors received emoluments in respect of their services to the Company in the years ended 31 December 2006 and 2005 and period ended December 31 2004.

The Company had no directly employed staff during the years ended 31 December 2006 and 2005 and period ended 31 December 2004.

INMARSAT FINANCE II PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

4.	Taxation

The tax charge is based on the taxable profits for the year and comprises:

	Year ended 31 December 2006	Year ended 31 December 2005	Period from 8 November to 31 December 2004
(US$ in millions)
UK corporation tax at 30%	—	—	—

	—	—	—

The Company’s effective tax rate calculation is as follows:

	Year ended 31 December 2006	Year ended 31 December 2005	Period from 8 November to 31 December 2004
(US$ in millions)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities	—	—	—
Corporation tax provision at UK statutory tax rate	—	—	—

5.	Dividends

No dividends were paid in the years ended 31 December 2006 and 2005 and period ended 31 December 2004. The Directors do not recommend a dividend in respect of the year ended 31 December 2006.

6.	Debtors: amounts falling due within one year

	As at 31 December 2006	As at 31 December 2005	As at 31 December 2004
	(US$ in millions)
Unpaid share capital	0.1	0.1	0.1

	0.1	0.1	0.1

7.	Debtors: amounts falling due after one year

	As at 31 December 2006	As at 31 December 2005	As at 31 December 2004
	(US$ in millions)
Amounts due from group undertakings	372.5	336.6	304.2

	372.5	336.6	304.2

8.	Creditors: amounts falling due after one year

	As at 31 December 2006	As at 31 December 2005	As at 31 December 2004
	(US$ in millions)
Senior Discount Notes	367.6	332.2	301.0
— Accretion of principal	4.9	4.4	3.2

	372.5	336.6	304.2

In November 2004 Inmarsat Finance II plc, issued US$450m aggregate principal amount at maturity of 10.375% Senior Discount Notes at a price of 66.894%, resulting in net proceeds of US$301.0m. The interest on the Senior Discount Notes accretes semi-annually in May and November until November 2008; thereafter interest is cash paid semi-annually. The Notes mature on 15 November 2012. Inmarsat Holdings Limited (the parent company) has fully and unconditionally guaranteed the Senior Discount Notes, which will mature on 15 November 2012.

INMARSAT FINANCE II PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

9.	Cash flow statement

Reconciliation of operating profit to net cash flow from operating activities:

	As at 31 December 2006	As at 31 December 2005	As at 31 December 2004
	(US$ in millions)
Operating profit	—	—	—
(Increase) in debtors	(35.8)	(32.4)	(3.2)
Increase in creditors	35.8	32.4	3.2

Net cash flow from operating activities	—	—	—

Reconciliation of net cash flow to movement in net debt:

	Year ended 31 December 2006	Year ended 31 December 2005	Period from 8 November to 31 December 2004
	(US$ in millions)
Net debt at beginning of year/period	332.2	301.0	—
Increase in cash in the year/period	—	—	—
Interest accreted to principal of Senior Discount Notes	35.4	31.2	301.0

Net debt	367.6	332.2	301.0

Analysis of net debt:

	Cash at bank and in hand	Senior Discount Notes	Total
	(US$ in millions)
At 8 November 2004	—	—	—
Net cash flow	—	301.0	301.0
Interest accreted	—	—

At 31 December 2004	—	301.0	301.0

Interest accreted to principal	—	31.2	31.2

At 31 December 2005	—	332.2	332.2

Interest accreted to principal	—	35.4	35.4

At 31 December 2006	—	367.6	367.6

10.	Called up share capital

	As at 31 December 2006	As at 31 December 2005	As at 31 December 2004
	(US$ in millions)
Authorized
50,000 ordinary shares of £1 each	0.1	0.1	0.1

Allotted, called up and 25% paid
50,000 ordinary shares of £1 each	0.1	0.1	0.1

INMARSAT FINANCE II PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

11.	Reserves

	Retained earnings	Ordinary share capital	Total
Balance at 8 November 2004	—	—	—
Issue of shares	—	0.1	0.1
Profit for the period	—	—	—

Balance at 31 December 2004	—	0.1	0.1

Profit for the year	—	—	—

Balance at 31 December 2005	—	0.1	0.1

Profit for the year	—	—	—

Balance at 31 December 2006	—	0.1	0.1

12.	Related party transactions

The Company, being a 99.99% owned subsidiary of Inmarsat Holdings Limited, is exempt under paragraph 17 of FRS 8 Related Party Transactions, from the requirements to disclose transactions with entities that are part of the group.

13.	Parent undertaking and ultimate controlling party

The Company’s parent undertaking is Inmarsat Holdings Limited and ultimate controlling party is Inmarsat plc, both incorporated and registered in England and Wales. The largest and smallest groups in which the results of the Company are consolidated for the year ended 31 December 2006 are headed by Inmarsat plc and Inmarsat Holdings Limited, respectively. Copies of the Inmarsat plc and Inmarsat Holdings Limited consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London EC1Y 1AX.

14.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The financial statements of Inmarsat Finance II Plc (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

There are currently no material adjustments to profit/(loss) after taxation or to shareholders’ funds of, Inmarsat Finance II Plc, under UK GAAP compared to that which represents net income/(loss) or to total shareholders equity under US GAAP.